CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on August 19, 2024.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marex Group plc

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

England and Wales	6200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

+44 2076 556000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marex Capital Markets Inc.

140 East 45th Street, 10th Floor

New York, New York 10017

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anna T. Pinedo Ryan Castillo Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2275

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

EXPLANATORY NOTE

This registration statement contains:

•	a base prospectus to be used by Marex Group plc in connection with its continuous offering of its Senior Notes Due Nine Months or More from Date of Issue; and

•

a form of prospectus supplement to the base prospectus to be used by Marex Group plc in connection with an initial planned offering of Senior Notes Due Nine Months or More from Date of Issue, as part of a series of continuous offerings.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated    2024

PROSPECTUS

Marex Group plc

U.S.$600,000,000

Senior Notes Due Nine Months or More from Date of Issue

Marex Group plc is offering on a continuous basis up to $600,000,000 in aggregate principal amount, or the equivalent thereof in any other currency, of its Senior Notes Due Nine Months or More from Date of Issue (the “notes” or the “securities”). The specific terms of each series of notes will be set prior to the time of sale and will be described in a separate prospectus supplement relating to the initial planned offering of notes and a separate pricing supplement relating to the initial or subsequent planned offerings of notes. You should read this prospectus, the applicable prospectus supplement and the applicable pricing supplement carefully before you invest in the notes. The terms of the notes may include the following general terms:

•	The notes will have maturities of nine months or more from the date of issue.

•	The notes may bear interest at a fixed or floating interest rate or may bear no interest.

•	The floating interest rate may be based on one or more of the following base rates (each, a “base rate”), plus or minus a spread and/or spread multiplier:

•	USD SOFR ICE Swap Rate
•	Constant Maturity Treasury (“CMT”) Rate
•	Commercial Paper Rate
•	Euro Interbank Offered Rate (“Euribor”)
•	Federal Funds (effective) Rate
•	Federal Funds (open) Rate
•	U.S. Prime Rate
•	Secured Overnight Financing Rate (“SOFR”) or
•	Treasury Rate.

•	The notes will be our direct, senior, unsecured obligations and will rank on a parity with all of our other unsecured and unsubordinated debt.

•	The notes will be denominated in U.S. dollars or other currencies.

•	The notes will be issued in minimum denominations of $1,000, increased in integral multiples of $1,000.

•	The notes may be issued as rate-linked or equity-linked notes. The amounts payable on rate-linked notes may be based on price movements in one or more base rates. The principal, interest or other amounts payable on equity-linked notes may be based on price movements in, performance of, or other events relating to, one or more broad-based equity indices specified in the applicable prospectus supplement or pricing supplement. Amounts payable in respect of rate-linked and equity-linked notes will be made or settled only in cash.

•	The notes may be redeemed by us, at our option, including for tax event reasons. See “Description of Notes—Redemption.”

•	The notes will be issued in book-entry only form through the Depository Trust Company (“DTC”) or such other depositary identified in the applicable pricing supplement.

Our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MRX.” The notes that we may offer using this prospectus may be listed or quoted on a securities exchange or quotation system, as specified in the applicable prospectus supplement or pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the United Kingdom Financial Services Compensation Scheme, the United States Federal Deposit Insurance Corporation or any other government or governmental or private agency or deposit protection scheme in any jurisdiction.

Investing in the notes described herein involves a number of risks. See “Risk Factors” beginning on page 35 of this prospectus.

Prospective investors should be aware that the acquisition of the notes described herein may have tax consequences both in the United States and in the United Kingdom. Such consequences for investors who are resident in, or citizens of, the United Kingdom or the United States may not be described fully herein or in any applicable prospectus supplement or pricing supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated and currently existing under the laws of England and Wales, that certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States.

We may offer and sell the notes through one or more dealers or agents (collectively, “Dealers”), or directly to purchasers, on a continuous basis after the effective date of the registration statement of which this prospectus forms part. The Dealers will use their reasonable best efforts to solicit purchases of the notes. The names of such dealers or agents will be set forth in a separate prospectus supplement relating to the initial planned offering of notes and, for subsequent offerings, in the applicable pricing supplement or post-effective amendment to this prospectus, as may be required by Rule 430A under the Securities Act. The notes will be offered at a public offering price of 100% and we expect to sell the notes through the Dealers at a range of discounts and commissions specified in the table below. We may also sell notes without the assistance of the Dealers.

	Price to Public(1)	Dealers’ Discounts and Commissions(2)	Proceeds, Before Expenses, to Us(3)
Per note	$100.000%	0.300% to 3.150%	99.700% to 96.850%
Total(4)	$600,000,000	$1,800,000 to $18,900,000	$598,200,000 to $581,100,000

(1)	We will issue the notes at $100.000% of their principal amount.
(2)

The Dealers’ discounts and commissions, initially ranging from 0.300% to 3.150% of the principal amount, will depend upon the maturity for each note purchased from us. See “Plan of Distribution (Conflict of Interests)” for more information.

(3)	Before deducting expenses payable by us estimated at $1,298,560. See “Use of Proceeds” for more information.
(4)	The dollar amounts shown in this table assume that the full aggregate principal amount of $600,000,000 of notes are sold.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may use this prospectus in the initial sale of the notes. In addition, we or any of our affiliates may use this prospectus in a market-making transaction in any notes after their initial sale. See “Plan of Distribution (Conflict of Interest).”

Prospectus dated     , 2024

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Neither we nor any dealer or agent has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we have prepared, and neither we nor any dealer or agent take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the dealers and agents are offering to sell securities and seeking offers to purchase securities only in the United States and certain other jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of securities. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

For investors outside the United States: neither we nor the dealers and agents have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

Prohibition of Sales to EEA Retail Investors

If the applicable supplement includes a section entitled “Prohibition of sales to EEA retail investors,” the securities are not intended to be offered, sold or otherwise made available to and should

i

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus has been prepared on the basis that any offer of securities in the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of securities. Accordingly any person making or intending to make an offer in the EEA of securities which are the subject of an offering contemplated in this prospectus as completed by the applicable supplement in relation to the offer of those securities may only do so in circumstances in which no obligation arises for us or any of the dealers or agents to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither we nor any of the dealers or agents have authorized, nor do we or any of the dealers or agents authorize, the making of any offer of the securities in circumstances in which an obligation arises for us or the dealers or agents to publish a prospectus for such offer. Neither we nor the dealers or agents have authorized, nor do we authorize, the making of any offer of securities through any financial intermediary, other than offers made by the dealers or agents which constitute the final placement of the securities contemplated in this prospectus.

In connection with any issue of securities through this prospectus, the person(s) (if any) named as the stabilization manager(s) in the applicable supplement (the “stabilization manager”) (or any person acting on behalf of it) may, to the extent permitted by laws or regulations, over-allot securities or effect transactions with a view to supporting the market price of such securities at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of any offer of the relevant securities is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the date of the issuance and 60 days after the date of the allotment of any relevant securities. Any stabilization action or over-allotment must be conducted by the relevant stabilization manager (or any person acting on behalf of it) in accordance with all applicable laws and rules.

Where the applicable supplement includes a section entitled “MiFID II product governance,” it will outline the target market assessment in respect of the securities and which channels for distribution of the securities are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the target market assessment made in respect of such securities) and determining appropriate distribution channels.

For the purpose of the Markets in Financial Instruments Directive product governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), a determination will be made in relation to each issue about whether any dealer or agent subscribing for any securities is a manufacturer in respect of such securities, but otherwise none of the dealers or agents nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Prohibition of Sales to UK Retail Investors

If the applicable supplement includes a section entitled “Prohibition of sales to UK retail investors,” the securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus has been prepared on the basis that any offer of securities in the UK will be made pursuant to an exemption under Section 86 of the FSMA from the requirement to produce a prospectus for offers of securities. Accordingly any person making or intending to make an offer in the UK of securities which are the subject of an offering contemplated in this prospectus as completed by the applicable supplement in relation to the offer of those securities may only do so in circumstances in which no obligation arises for us or any of the dealers or agents to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case, in relation to such offer. Neither we nor any of the dealers or agents have authorized, nor do we or any of the dealers or agents authorize, the making of any offer of the securities in circumstances in which an obligation arises for us or the dealers or agents to publish a prospectus for such offer. Neither we nor the dealers or agents have authorized, nor do we authorize, the making of any offer of securities through any financial intermediary, other than offers made by the dealers or agents which constitute the final placement of the securities contemplated in this prospectus.

Where the applicable supplement includes a section entitled “UK MiFIR product governance,” it will outline the target market assessment in respect of the securities and which channels for distribution of the securities are appropriate. A distributor should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any dealer or agent subscribing for any securities is a manufacturer in respect of such security, but otherwise neither the dealers or agents nor the dealers nor any of their respective affiliates will be a manufacturer for the purpose of the UK MIFIR Product Governance Rules.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Promotion Order, (iii) are outside the UK or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission (the “SEC”) for our continuous offering of the notes. As permitted by SEC rules, this prospectus omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the notes being offered hereby. You should review the information and exhibits in the registration statement for further information about us and the notes being offered hereby. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to the filings. You should review the complete document to evaluate these statements.

This prospectus provides you with a general description of the notes that we are offering on a continuous basis and the manner in which they will be offered. Each time we offer and sell notes, we will prepare a pricing supplement that will contain additional terms of the offering and the specific description of the notes being offered. That pricing supplement may also add, update, or change information contained in this prospectus, including provisions describing the calculation of interest and the method of making payments under the terms of a note.

In this prospectus, when we refer to the “pricing supplement”, the “applicable pricing supplement” or the “applicable supplement”, which terms we use interchangeably herein, we mean the applicable pricing supplement or term sheet, the applicable underlying supplement or product supplement, if any, and other applicable supplement to this prospectus, if any, that describe the particular series of notes being offered to you. If there is any inconsistency between the information in this prospectus and the applicable supplement, you should rely on the information in the applicable supplement. To the extent contained in this prospectus differs or varies from the information contained in a document incorporated by reference into this prospectus, you should rely on the information in the more recent document. You should read both this prospectus and the applicable supplement related to any offering, as well as the additional information described under the heading “Where You Can Find More Information.”

Except where the context otherwise requires or where otherwise indicated, the terms “Marex,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Marex Group plc, together with its consolidated subsidiaries as a consolidated entity.

MARKET AND INDUSTRY DATA

Within this prospectus, we reference information and statistics regarding the industries in which we operate. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from our own internal estimates, surveys and research, as well as from various independent third-party sources and publicly available data, including information from Bloomberg, the Bank for International Settlements (“BIS”), the Futures Industry Association (“FIA”), and the reports below:

•	Maximize Market Research’s report titled “Metal Recycling Market: Global Industry Analysis and Forecast (2023-2029),” which was published in June 2023 (“Maximize Market Research”), and

•	Shell and Boston Consulting Group’s report titled “The Voluntary Carbon Market: 2022 Insights and Trends,” which was published in January 2023 (“Shell/BCG”).

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and

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PURSUANT TO 17 C.F.R. SECTION 200.83

completeness of such information is not guaranteed. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to certain trademarks used in this prospectus that are important to our business, certain of which are registered under applicable intellectual property laws.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos and trade names.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The financial information in this prospectus has been prepared in accordance with IFRS, as issued by the IASB, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). This prospectus does not include a reconciliation from IFRS to U.S. GAAP. Our consolidated financial statements have been restated to correct certain errors as explained in note 1 to our consolidated financial statements.

We present our consolidated financial statements in U.S. dollars. All references in this prospectus to “dollar,” “USD” or “$” mean U.S. dollars, all references to “£,” “GBP” or “Pounds Sterling” mean British pounds sterling and all references to “Euro” or “€” mean the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In March 2021, we acquired Starsupply Petroleum Europe B.V., and in October 2021, we acquired Volcap Trading Partners Limited. In February 2022, we acquired Arfinco S.A. In August 2022, we signed a Share & Asset Purchase Agreement to acquire certain businesses of ED&F Man Capital Markets (“ED&F Man Capital Markets”), which involved a staggered completion, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and United Arab Emirates businesses in December 2022 and the Hong Kong business in February

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2023. In February 2023, we completed the acquisition of the brokerage business of OTCex, which involved the acquisition of HPC SA (subsequently renamed Marex SA), and in July 2023, we acquired Global Metals Network Limited (“GMN”). On July 15, 2023, we completed the integration of Marex North America, LLC (“MNA”) and Marex Capital Markets Inc. (“MCMI”), which historically was the U.S. business of ED&F Man Capital Markets. In August 2023, we acquired Eagle Energy Brokers, LLC (“Eagle Energy Brokers”) and its wholly owned subsidiary, Eagle Commodities Brokers Limited (“Eagle Commodities”), and in December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which includes Cowen International Limited (subsequently renamed Marex Prime Services Limited). The acquisitions undertaken during 2023, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions.

Unless otherwise indicated, all information contained in this prospectus gives effect to a 1.88 to one reverse split of our ordinary shares, which, were approved by the board of directors and ordinary shareholders in connection with our initial public offering of ordinary shares and became effective on April 25, 2024. For the avoidance of doubt, our financial statements included elsewhere in this prospectus do not reflect the 1.88 to one reverse split of our ordinary shares.

Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, the Sharpe ratio or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) initial public offering (“IPO”) preparation costs. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS measure is profit after tax.

We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is profit margin, which is profit after tax divided by revenue.

We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The Adjusted

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Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Operating Profit. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio as reported by other companies.

Adjusted Operating Profit and Adjusted Operating Profit Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

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•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin or the Adjusted Sharpe ratio. For additional information regarding our non-IFRS measures, and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure, see “Summary Consolidated Financial and Other data—Non-IFRS Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Measures.”

Key Performance Indicators

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are presented in the sections entitled “Summary Consolidated Financial and Other Data—Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” We define certain terms used in this prospectus as follows:

“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.

“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.

“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.

“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.

“Average balances” means the average amount of segregated and non-segregated client balances that generate interest income for us over a given period, calculated by taking the balances at the end of each quarter for the last five quarters.

“Trades executed” means the total number of trades executed on our platform in a given year.

“Contracts cleared” means the total number of contracts cleared in a given year.

“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the Investment Firms Prudential Regime (“IFPR”).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our notes, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the accompanying notes thereto, included in this prospectus, before deciding to invest in our notes.

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our asset and product classes. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $1,244.6 million and $711.1 million of revenue for the years ended December 31, 2023 and 2022, respectively, and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 58 exchanges, including as a Category 1 member of the London Metal Exchange (“LME”) and a top 5 participant by volume on each of the Chicago Mercantile Exchange (“CME”) and the Intercontinental Exchange (“ICE”). During the years ended December 31, 2023 and 2022, we executed approximately 129 million and 58 million trades, respectively, and cleared approximately 856 million and 248 million contracts, respectively. We have a diverse client base of more than 4,000 active clients as of December 31, 2023. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the Asia-Pacific (“APAC”) region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products,

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markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services and RJ O’Brien) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). In 2023, we were one of the 10 largest Futures Commission Merchants (“FCMs”) in the United States by average segregated funds, according to publicly available data from the FIA, and had a top 10 market share on a number of the largest exchanges, according to ranking reports provided by such exchanges. There is declining competitive intensity in this segment, as the number of FCMs has declined by approximately 55% from December 2002 to December 2023, based on exchange information. There is also concentration among the largest providers, with the top 10 FCMs holding approximately 75% of margin balances as of December 2023, according to data from the FIA. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an over-the-counter (“OTC”) basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average value-at-risk (“VaR”) and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in

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market prices, as well as exchange rates, across a variety of different time horizons. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity and funding for our business. Our financial products business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, information technology (“IT”), risk, compliance, legal, human resources and executive management to support our operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted operating loss from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

A summary of our four core businesses is set forth in the table below as of December 31, 2023.

[1]

$2.5 million represents daily average VaR for the period between January 2, 2023 and December 29, 2023. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures of Market Risks – Market Risk – Value-at-risk” for further information on how we calculate VaR.

[2]	Excludes our Corporate segment.

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Our well-invested and industry leading technology and support infrastructure underpin our growth and provide centralized back-office functions for our four core businesses. As of December 31, 2023, our control and support functions were comprised of approximately 900 full-time employees globally, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our control and support functions and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a compound annual growth rate (“CAGR”) of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. Our strong cash flow profile also supports capital returns and opportunistic acquisition activity. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness.

From 2018 to 2023, we grew our number of active clients from approximately 1,800 to over 4,000 and average balances from less than $1.0 billion to $13.2 billion. Our revenue also grew at a CAGR of 34% during the same periods. For the years ended December 31, 2023, 2022 and 2021, we generated revenue of $1,244.6 million, $711.1 million and $541.5 million, respectively. Our revenue has grown at a CAGR of 52% from 2021 to 2023. For the same periods, we generated profit after tax of $141.3 million, $98.2 million and $56.5 million, respectively, and Adjusted Operating Profit of $230.0 million, $121.7 million and $79.6 million, respectively, with a profit margin of 11%, 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 18%, 17% and 15%, respectively. For the years ended December 31, 2023, 2022 and 2021, we achieved a return on equity (calculated as profit after tax divided by average total equity, which is calculated as the average of total equity as of December 31 of the prior period, June 30 of the current period and December 31 of the current period) of 19%, 17% and 12%, respectively. This represents an expansion of approximately 700 basis points since 2021, with a large portion of the uplift driven by our acquisition of ED&F Man Capital Markets in 2022.

Headquartered in London, we operate across Europe and the Americas and have a growing presence in the Middle East and APAC regions. We have more than 35 offices worldwide and over 2,000 employees as of December 31, 2023.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In

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the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

[1]

This information is based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

[2]

Number of clients for the years ended December 31, 2011 includes the total number of clients. For the years ended December 31, 2019, 2022 and 2023, number of clients includes active clients who have generated more than $5,000 in revenue for us in that year.

We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR over the same period.

Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients, including execution, hedging and connectivity to global exchanges, across what we believe is a comprehensive range of asset and product classes.

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A comparison of our service offerings and those of our key competitors is set forth in the table below.

1

Represents management’s view of core competitors by our core businesses. A check mark is indicative of the core competitors that we believe have a presence within the given core business and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a core business was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various core businesses.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Our market positions in each of metals, agriculture and energy for the year ended December 31, 2023 were as follows:

Metals (approximately 10%)

•	10% total market share on the LME

Agriculture (approximately 10%)

•	13% of the cocoa options market

•	8% of the coffee options market

•	7% of the sugar options market

Energy (approximately 20%)

•	24% of the total European power market

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•	14% of the European gas market

•	24% of the European fuel market

We calculated our market shares above by taking publicly available data for each of the following asset classes for the same period:

•	for metals, the LME base metals market share reports for the total metals market volume,

•	for energy, the London Energy Broking Association reports on each particular market’s volumes and

•	for agriculture, ICE and IFLX reports for agriculture for each of cocoa, coffee and sugar market’s volumes,

divided by the total volumes we traded on the exchange for each asset class during the year ended December 31, 2023.

Market Size and Growth

We estimate the serviceable addressable market by revenue for our services to be approximately $70 billion per annum. We calculated our total addressable market by using publicly available data for each of our four core businesses, where available. Below is a summary of our calculations for our estimated market share for each of our core businesses as of December 31, 2023.

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial securities: Total market size derived from a combination of publicly available revenue reported by our key competitors and publicly available market volumes in financial execution, with our market share calculated by dividing either our volumes or our revenue from each business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making: We divide our revenue generated by this segment’s market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions: Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

The growth in our total addressable market is also derived from a combination of underlying market growth and recent acquisitions, which have increased our product coverage and geographic footprint and expanded our market access. Volumes in our core exchange-traded and commodity derivative markets grew at a 9% CAGR between 2010 and 2023, according to FIA data. Population growth and globalization are increasing demand for energy and commodities generally, and will likely drive prices higher over the long term. This is combined with periods of geopolitical or economic instability, which cause increased volatility and, in turn, will drive higher demand for our market making and hedging services. Separately, we believe that increased demand for cleared products following the 2008 global financial crisis presents a tailwind for the addressable market of our Clearing business.

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Based on our calculations as described above, we believe we had an approximately 2% share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our geographic footprint and asset class coverage.

Sources: Management estimates based on calculations described above, Bloomberg, BIS and FIA Data.
[1]	Includes management estimates based on publicly available data for peers. Peer data may not be directly comparable.

Changing Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to compete, and commercial and investment banks have been exiting businesses that are seen as not profitable enough to justify continued investment. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations and increased compliance and reporting obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe our prudent capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global economy is making a fundamental transition towards net-zero for greenhouse gas emissions. This transition requires a shift in capital flows and investment away from high-carbon

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industries and activities into the low-carbon future. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support the transition to net-zero greenhouse gas emissions. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U. compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $22.7 million for the year ended December 31, 2021 to $46.7 million for the year ended December 31, 2023.

Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and a greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup

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startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain, including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 4,000 active clients as of December 31, 2023 across Europe, the United States and APAC, including blue-chip commodities consumers and producers and large global financial institutions. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to these market participants, the majority of which are producers or consumers of commodities that have a need to trade to manage their business risk, regardless of market conditions.

Our financial performance and diversity across core businesses, asset classes and geographies for the year ended December 31, 2023 is set forth below.

1	Excludes our Corporate segment.
2	Represents revenue by underlying asset class in each transaction.
3

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Our diversity by business segment, asset class and geography reinforces our competitive advantage. This enables us to cross-sell services across our client base, provide global solutions and focus on areas of our market strength at different points in time. This underpins the resilience in our financial performance, as demonstrated through nine consecutive years of profit after tax and Adjusted

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Operating Profit growth from 2014 to 2023 through various market environments. In addition, the volatility of our results has declined, as evidenced by the sustained Sharpe ratio of 1.8 in 2021 to 2.8 in 2022 and 2.0 in 2023 and the increase in the Adjusted Sharpe ratio from 2.2 in 2021 to 4.1 in 2022 and 4.3 in 2023.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure: Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth. We have a track record of strong growth in transaction volume, with the number of trades executed having grown at a CAGR of 80% from 2021 to 2023. Further, additional clients can be served and volumes processed at low marginal costs.

At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence: As of December 31, 2023, we operated across a variety of asset classes, through more than 35 offices across Europe, the Middle East, and Africa (“EMEA”), the Americas and APAC. We connect to 58 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in the second half of 2023, we launched clearing capabilities on the Australian Stock Exchange (“ASX”) and Singapore Exchange (“SGX”) to increase our presence in the APAC region.

•

Experience of M&A integration: We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base: Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability.

To assess our front-office productivity, we track revenue per front-office FTE, which reached $1.2 million in 2023, up from $1.0 million in 2022 and $0.9 million in 2021, representing a 15% CAGR from 2021 to 2023. Similarly, we have increased productivity in regards to our control and support employees within our Corporate segment, with approximately 966,000 contracts cleared per control and support FTE in 2023, representing a CAGR of 48% from 2021 to 2023.

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Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust risk management infrastructure and a large team of seasoned risk professionals.

For example, our Market Making business is client driven, and we do not take directional views on prices or indices and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 88% positive days, 100% positive weeks and 100% positive months in the year ended December 31, 2023; 84% positive days, 96% positive weeks and 100% positive months for the year ended December 31, 2022; and 82% positive days, 92% positive weeks and 100% positive months in the year ended December 31, 2021. Our average VaR was approximately $2.5 million for the year ended December 31, 2023.

1

The Marex VaR model is based on a Monte Carlo simulation technique that incorporates the following features: 5,000 simulations using a variance covariance matrix; simulations generated using geometric Brownian motion and an exceptional decay factor is applied across an estimation period of 250 days. VaR is calculated to a one-day 99.75% one-tail confidence interval. VaR is reflective of risk in the Market Making segment.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.6 million, $2.8 million, $0.9 million, $1.1 million and $1.0 million recognized in the years ended December 31, 2019 to 2023, respectively, with realized credit losses representing 0.2%, 0.7%, 0.2%, 0.2% and 0.1% of revenue for each of the years ended December 31, 2019 to 2023, respectively. In the years ended December 31, 2021, 2022 and 2023, we utilized 60%, 59% and 53%, respectively, of our total credit lines based on a combination of initial margin and variation margin utilization.

We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with total capital ratios of 229%, 266% and 164% for the years ended December 31, 2023, 2022 and 2021. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements

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under the IFPR during the relevant period. Our funding sources grew from $1.2 billion as of December 31, 2021 to $2.6 billion as of December 31, 2023, and our liquidity headroom grew from $475 million to $739 million over the same period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our growth has primarily been organic. This organic growth has been supported by:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas;

•	cross-selling additional services to existing clients; and

•	growth in client balances and rising interest rates.

Our revenue grew at a CAGR of 52% from 2021 to 2023, and our revenue organic growth grew at a CAGR of 24% over the same period. Our revenue grew from $541.5 million for the year ended December 31, 2021 to $711.1 million for the year ended December 31, 2022, and of this growth, 68%, or $115.1 million, was attributable to organic growth and 32%, or $54.5 million, was attributable to acquisition-related growth. Our revenue then grew from $711.1 million for the year ended December 31, 2022 to $1,244.6 million for the year ended December 31, 2023, of which 32%, or $170.0 million, was attributable to organic growth and 68%, or $363.0 million, was attributable to acquisition-related growth.

Our profit after tax grew at a CAGR of 58% from 2021 to 2023, and our profit after tax attributable to our organic growth grew at a CAGR of 30% over the same period. Our profit after tax grew from $56.5 million for the year ended December 31, 2021 to $98.2 million for the year ended December 31, 2022, and of this growth, 85%, or $35.8 million, was attributable to organic growth and 14%, or $5.9 million, was attributable to acquisition-related growth. Our profit after tax then grew from $98.2 million for the year ended December 31, 2022 to $141.3 million for the year ended December 31, 2023, of which 20%, or $8.4 million, was attributable to organic growth and 81%, or $34.7 million, was attributable to acquisition-related growth.

Our Adjusted Operating Profit grew at a CAGR of 70% from 2021 to 2023, and our Adjusted Operating Profit attributable to our organic growth grew at a CAGR of 48% over the same period. Our Adjusted Operating Profit grew from $79.6 million for the year ended December 31, 2021 to $121.7 million for the year ended December 31, 2022, and of this growth, 83%, or $34.9 million, was attributable to organic growth and 17%, or $7.3 million, was attributable to acquisition-related growth. Our Adjusted Operating Profit then grew from $121.7 million for the year ended December 31, 2022 to $230.0 million for the year ended December 31, 2023, of which 55%, or $59.1 million, was attributable to organic growth and 45%, or $49.2 million, was attributable to acquisition-related growth. Please see “Management’s Discussion and Analysis of Financial Information—Non-IFRS Measures—Organic Growth” for further information regarding how we define and calculate revenue organic growth, profit after tax organic growth and Adjusted Operating Profit organic growth and for a reconciliation of our Adjusted Operating Profit attributable to organic growth to the nearest IFRS measure.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

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In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies. With the successful delivery of synergies, we have, on average, grown revenue by 38% and profitability by more than 100% in the first-year post-acquisition, based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to 11 acquisitions that were completed between January 2019 and February 2023. This also reflects weighted averages for revenue and Adjusted Operating Profit.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 24 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality services to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our control and support function to accommodate increases in our front-office staff and global client base.

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A summary of our historical growth is set forth below.

[1]

This information is based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

[2]	Represents OECD 2023 full-year forecast as of November 29, 2023. OECD Economic Outlook 114.
[3]	Values represent average values over the respective time period. VIX is the ticker symbol and popular name for the Chicago Board Options Exchange’s CBOE Volatility Index.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We had over 4,000 active clients on our platform as of December 31, 2023. We have also grown average balances from less than $1.0 billion for the year ended December 31, 2018 to $13.2 billion for the year ended December 31, 2023. A key element of our growth strategy is to leverage our full service offering to deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. For the year ended December 31, 2023, 51% of our clients used more than one of our products, and in the same year, these clients generated, on average, 3.5 times more revenue than those who only used one product. Additionally, from 2018 to 2023, the number of clients generating more than $1 million in revenue has grown from 43 to 234, which represents 40% growth per annum over the period. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. Our top 10 largest clients generated $137 million in commission revenue in 2023, up from $61 million in 2022 and $45 million in 2018, which is reflective of our success in growing our largest client relationships. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2023 and 2022, as we continue to grow our client base and increase

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revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us. We define “larger clients” as clients who are in our top 100 clients based on revenue.

Extend Geographic Coverage of Our Offering

As of December 31, 2023, we had more than 35 offices across EMEA, the Americas and APAC and provided connectivity to 58 exchanges globally.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our recent acquisition of ED&F Man Capital Markets, which significantly increased our U.S. presence. The acquisition of ED&F Man Capital Markets also significantly increased our clearing capabilities in the United States and increased our client assets, which we were able to successfully monetize in the current higher interest rate environment. More recently, following our acquisition of Cowen’s legacy prime brokerage and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

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We have identified significant opportunities for growth in the securities and commodities markets in the United States, including developing our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets and the potential to issue structured products in the United States. In commodities, we see opportunities to increase our presence in power and recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil, gas and power products in our Clearing and Agency and Execution businesses.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to grow our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

Following the acquisition of ED&F Man Capital Markets, we also gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements for the year ended December 31, 2023, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-

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focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments.

We believe there is a substantial opportunity to capitalize on environmental trends. As of December 31, 2023, we estimate the total addressable market for sustainable products to be approximately $475 million per annum, comprised of 35% recycled metals, 58% carbon credits and 7% biofuels. Furthermore, the recycled metals market is forecast to continue growing at a rate of approximately 8% annually according to Maximize Market Research, and Shell/BCG reports that the carbon credits market is expected to continue growing at an annual rate of approximately 20%. We currently offer: emissions and biofuels and biogas products in all of our core businesses; renewable power in our Clearing, Market Making and Agency and Execution segments; and recycled metals in our Market Making segment. In addition to the environment-related products we currently offer, we believe there is a significant opportunity to develop bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from environmental products increased to $46.7 million for the year ended December 31, 2023 from $26.7 million and $22.7 million for the years ended December 31, 2022 and 2021, respectively. We announced in July 2023 that we had acquired GMN, a recycled metals market maker based in Hong Kong. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as our coverage of financial securities, such as equities and fixed income, in Agency and Execution. Furthermore, our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financial securities, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. In the years ended December 31, 2023 and 2022, financial securities contributed revenue of $345.4 million and $100.2 million respectively, up from $63.4 million in the year ended December 31, 2021. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have also been an important driver and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

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We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to the U.S. and APAC markets and added over 1,000 new clients. As a result, our client balances (including segregated and non-segregated client balances) increased by 83% to $14.6 billion as of December 31, 2022 from $8.0 billion as of June 30, 2022, and the acquisition added to our capabilities within the financial securities markets.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

Based on our historical success in integrating acquisitions, we believe that we have become an acquiror of choice, which, combined with large market participants retrenching from the space, has led to a supportive market for smaller bolt-on M&A.

While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage. Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period.

Going forward, we will continue to look for bolt-on acquisitions (which have historically been funded through retained earnings, while allowing us to maintain an attractive dividend policy for our shareholders) at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

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Certain information regarding our acquisitions of CSC Commodities UK Limited (“CSC”) and the business of Rosenthal Collins Group LLC (“RCG”) is set forth below.

*

Pre-Acquisition figures represent figures for the year ended December 31, 2018, which are based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

1	Premium is the purchase price of the acquisition paid over the net asset value of the acquired business.
2	Reflects total segregated client assets for respective months.

In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business. The acquired operations have been incorporated into the MCMI business in the United States, and we have retained them within the acquired Cowen entity, Cowen International Limited (which is now called Marex Prime Services Limited), in the United Kingdom. The acquisition of Cowen’s legacy prime brokerage and outsourced trading business is highly complementary to our existing capabilities in the financial markets, has further expanded our asset manager client base and supports our continued expansion into the United States. We also expect to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

Recent Developments

In January 2024, we acquired Pinnacle Fuel LLC, which is a physical fuel oil brokerage based in New York, and we disposed of our U.S. clearing broker, Marex North America, LLC, following the integration of its business and MCMI.

On February 6, 2024, we paid an interim dividend of $44.1 million to our shareholders.

Initial Public Offering and Capital Reorganization

On April 24, 2024, our Form F-1 was declared effective by the SEC in connection with our initial public offering (“IPO”) and our ordinary shares began trading on Nasdaq on April 25, 2024. On April 29, 2024, we closed our IPO and we issued 3,846,153 of our ordinary shares and certain selling shareholders offered and sold 11,538,462 of our ordinary shares, each at initial offering price of $19.00 per ordinary share, for gross proceeds to us of $73.08 million and gross proceeds to selling shareholders of $219.23 million, before deducting underwriting discounts and commissions of $19.00 million and $7.31 million in other offering expenses and transaction costs. As of May 24, 2024,

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the underwriters in the IPO exercised their overallotment option to buy 1,490,489 additional shares from the selling shareholders in the IPO. We did not receive any proceeds from this sale.

In connection with the IPO, we undertook the following reorganization of our share capital, including a 1.88 to one reverse split of our ordinary shares approved by our board of directors and ordinary shareholders, which became effective on April 25, 2024:

•	The Series 2010 Growth Options were converted into 185,894 Growth Shares.

•	The outstanding Growth Shares were converted into 8,058,207 non-voting ordinary shares.

•	Issued 465,536 non-voting ordinary Issued 465,536 non-voting ordinary shares upon the exercise of the SvdB Warrant.

•	Reclassified all non-voting shares into ordinary shares on a one-for-one basis.

•	Issued 1,084,676 additional ordinary shares to former holders of Growth Shares to satisfy the dividend adjustment described under “Management—Equity Incentive Plans—Growth Shares.”

•	Issued 503,608,620 new bonus ordinary shares in aggregate to pre-IPO existing shareholders on a pro rata basis.

•	Consolidated ordinary shares on the basis of 629,510,775 ordinary shares of $0.000165 into 66,971,931 ordinary shares of $0.001551 each.

As a result of the IPO and the above capital reorganization, the number of our ordinary shares as of April 25, 2024 was 70,818,084.

Corporate Information

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc.

Our principal executive office is located at 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The telephone number at this address is +44 2076 556000. Our website address is www.marex.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Marex Capital Markets Inc.

Our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MRX.”

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Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our notes. Among these important risks are the following:

Risks Relating to the Macroeconomic Environment

•	Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing commissions, spreads and revenue;

•

Russia’s military action in Ukraine has caused significant market volatility, affected global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy. The risks to our business from the war in Ukraine may increase if the war is prolonged or escalates and could result in a period of market uncertainty with low trading volumes and market illiquidity; and

•	Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

Risks Relating to Our Business

•

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations;

•

We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage;

•

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations;

•

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us; and

•

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading cryptocurrency derivatives. We may also be impacted by developing regulation of cryptocurrencies and related activities.

Risks Relating to Our Financial Position

•

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations; and

•	We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

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Risks Relating to Regulation

•

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; and

•

We and our businesses are subject to regulation by the FCA in the United Kingdom, the CFTC, NFA, the SEC and FINRA in the United States, the AMF and ACPR in France, ASIC in Australia, the SCA and DFSA in Dubai, SFC in Hong Kong, MAS in Singapore, the Alberta Securities Commission in Canada, BaFIN in Germany, CMNV in Spain, the CMVM in Portugal, the CBI in Ireland, the Consob in Italy and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

Risks Relating to our Material Weaknesses in Internal Control over Financial Reporting

•

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Risks Relating to our Status as a Foreign Private Issuer

•

We are a foreign private issuer, and, as a result, we will be subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Risks Relating to our Notes

•	The notes are subject to our credit risk.

•	Our obligations on the notes will be structurally subordinated to liabilities of our subsidiaries.

•	The market value of the notes may be less than the principal amount of the notes.

•

Floating rate notes bear additional significant risks not associated with a conventional fixed rate debt security, including the fluctuation of interest rates and possibility that investors will receive an amount of interest that is lower than expected.

•	Historical base rates used for floating rate notes are no indications of future rates and have experienced significant fluctuations in the past.

•

Regulation, reform and the actual or potential development or discontinuation of interest rate benchmarks, including EURIBOR and SOFR, may affect the value of, return and trading market of notes that reference such benchmarks.

•	An investment in a non-U.S. dollar note involves currency-related risks.

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Implications of Being a “Foreign Private Issuer”

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules. We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, then a majority of our executive officers or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States or our business must be administered principally outside the United States.

We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities. See “Risk Factors—Risks Relating to our Status as a Foreign Private Issuer—We are a foreign private issuer, and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

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THE OFFERING

This section provides a brief overview of material terms of the Senior Notes Due Nine Months or More from Date of Issue (the “notes” or “securities”) we may offer and highlights other selected information from this prospectus. This summary does not contain all the information that you should consider before investing in the notes we may offer using this prospectus. To fully understand the notes we may offer, you should read carefully:

•	this prospectus, which provides a general description of the notes we may offer and the manner in which they will be offered;

•	the applicable pricing supplement, which describes the specific terms of the particular series of notes we are offering, and which may update or change the information in this prospectus; and

•	the documents we refer to in “Where You Can Find More Information” below for information about us, including our financial statements.

Issuer:	Marex Group plc

Securities we may offer:	We are offering, on a continuous basis, up to $600,000,000 in aggregate principal amount of our notes. The specific terms of each series of notes will be set prior to the time of sale and will be described in a separate applicable pricing supplement.

Ranking:	The notes will be our direct, senior and unsecured obligations and rank pari passu with our other senior unsecured indebtedness, and the notes of a series will rank equally and ratably without any preference among themselves.

Issue Price:	Notes will be issued at par.

Maturity Dates:	The notes will have maturities of nine months or more from the date of issue, as specified in the applicable pricing supplement.

Interest Payment Dates:	The date or dates specified in the applicable pricing supplement. The applicable pricing supplement may specify that the interest dates are monthly, quarterly, semi-annually, annually or at other specified intervals, or that interest will be paid only at maturity.

Interest Payable:	As specified in the applicable pricing supplement, the notes will bear interest at: • a fixed rate, which may be zero-coupon; • a floating rate; or • a combination of fixed and floating rates.

Base Rates for Floating Rate Notes:	Notes that bear interest at a floating rate (“floating rate notes”) will mature on the date specified in the applicable pricing supplement

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and will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as a “base rate”. The base rate for floating rate notes may be one or more of the following:

•  USD SOFR ICE Swap rate,

•  Constant Maturity Treasury (“CMT”) rate,

•  Commercial Paper Rate,

•  Euro Interbank Offered Rate (“Euribor”),

•  Federal Funds (Effective) Rate,

•  Federal Funds (Open) Rate,

•  U.S. Prime Rate,

•  Secured Overnight Financing Rate (“SOFR”) or

•  Treasury Rate.

The applicable pricing supplement will specify the applicable base rate and, to the extent not provided in this prospectus, the manner in which interest on the floating rate notes will be calculated, determined, reset and paid and such other terms applicable to such notes.

Redemption by Issuer:	We may redeem the notes at a price specified in the applicable pricing supplement plus accrued and unpaid interest to the redemption date.

Put Option:	You will not have the right to require us to repurchase your notes prior to maturity.

Trustee	Citibank, N.A.

Registrar	Unless we specify otherwise in the applicable pricing supplement, the trustee will act as initial security registrar.

Paying Agent	Unless we specify otherwise in the applicable pricing supplement, the trustee will act as initial paying agent. We may appoint another or one or more additional paying agents from time to time.

Calculation Agent	Unless we specify otherwise in the applicable pricing supplement, the trustee will act as the calculation agent for the notes. We may appoint another or one or more additional calculation agents from time to time.

Form of Notes	We will issue the notes in book-entry only form through one or more depositaries, as identified in the applicable pricing supplement. We will issue the notes only in registered form, without

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coupons, although we may issue the notes in bearer form if we so specify in the applicable pricing supplement. The notes issued in book-entry only form will be uncertificated or will be represented by a global note registered in the name of the specified depositary or its nominee.

Clearance and Settlement	Through the Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream Luxembourg as described under “Description of Notes” and “Book-Entry Procedures” in this prospectus) or another specified depositary.

Payment Currency	All amounts payable in respect of the notes, including the purchase price, will be payable in cash, in U.S. dollars or such other currency as specified in the applicable pricing supplement.

Denomination	The notes will be issued in minimum denominations of $1,000, increased in integral multiples of $1,000.

Listing	The notes may be listed or quoted on a securities exchange or quotation system, as specified in the applicable pricing supplement.

Distribution	We may offer the notes using this prospectus through one or more dealers or agents (collectively, the “Dealers”), or directly to purchasers. The Dealers will use their reasonable best efforts to solicit purchases of the notes. The names of the Dealers will be set forth in a separate prospectus supplement relating to the initial planned offering of notes and, for subsequent offerings, in the applicable pricing supplement or post-effective amendment to this prospectus, as applicable. See “Plan of Distribution (Conflict of Interests)”.

Dealers’ Discounts and Commissions	We expect to sell the notes through the Dealers at specified discounts and commissions initially ranging from 0.300% to 3.150% of the principal amount per note, depending upon the maturity of the relevant series of notes purchased from us. See “Plan of Distribution (Conflict of Interests)” for more information.

Market-Making	Following the initial distribution of an offering of notes, any broker-dealer affiliate of ours, may offer and sell those notes in the course of its business as broker-dealer. Any such broker-dealer may act as a principal or agent in these transactions. This prospectus and the applicable pricing supplement will also be used in

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connection with these market-making transactions. Sales in any of these market-making transactions will be made at varying prices related to prevailing market prices and other circumstances at the time of sale.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately between $579.80 million and $596.90 million, after deducting the Dealers’ estimated discounts and commissions as well as estimated expenses of the offering that are payable by us.

We intend to use the net proceeds from the sale of our notes for working capital, to fund incremental growth and for other general corporate purposes. See “Use of Proceeds.”

Rate-Linked Notes

We may issue one or more series of notes as rate-linked notes, with such terms specified in the applicable pricing supplement.

A “rate-linked note” is a debt obligation that specifies that the obligation’s stated term to maturity or a payment to be made by us, is determined in whole or in part by reference to a base rate (the “reference rate”), which may be any one or more of the base rates specified in this prospectus under “Description of Notes—Interest—Floating Rate Notes.”

The amounts payable on rate-linked notes may be based on price movements in one or more reference rates. The applicable pricing supplement will specify the applicable reference rate and, to the extent not provided in this prospectus, the manner in which interest on the rate-linked notes will be calculated, determined, reset and paid and such other terms applicable to such rate-linked notes.

Equity-Linked Notes

We may issue one or more series of notes as equity linked-notes. The specific terms of any such equity-linked notes will be described in a separate prospectus supplement, to be filed by post-effective amendment, together with a separate pricing supplement for each such issuance.

An “equity-linked note” is a debt obligation that specifies that the obligation’s stated term to maturity or a payment to be made by us, is determined in whole or in part by reference to a broad-based, reference equity index.

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The principal, interest or any other amounts payable, on one or more series of equity-linked notes may be based or depend on price movements in, performance of, or other events relating to, one or more particular broad-based, underlying reference equity indices (“Reference Equity Index”), including the occurrence or nonoccurrence of any event or circumstance. The applicable prospectus supplement and pricing supplement will specify the Reference Equity Index relating to the equity-linked notes.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our notes.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented as of December 31, 2023 and for the years ended December 31, 2023, 2022 and 2021 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following tables present summary consolidated financial and other data as of the dates and for the periods indicated.

	Year ended December 31,
	2023	2022	2021
	(millions, except per share data)
Consolidated Income Statement
Commission and fee income	$1,342.4	$651.0	$573.7
Commission and fee expense	(637.5)	(299.2)	(283.8)
Net commission income	704.9	351.8	289.9
Net trading income	411.4	325.3	239.9
Interest income	591.8	194.4	23.1
Interest expense	(470.2)	(165.0)	(26.4)
Net interest income/(expense)	121.6	29.4	(3.3)
Net physical commodities income	6.7	4.6	15.0
Revenue	1,244.6	711.1	541.5
Expenses:
Compensation and benefits	(770.3)	(438.6)	(359.2)
Depreciation and amortization	(27.1)	(13.8)	(10.3)
Other expenses	(237.4)	(147.8)	(103.5)
Impairment of goodwill	(10.7)	(53.9)	—
Provision for credit losses	(7.1)	(9.5)	(0.8)
Bargain purchase gain on acquisitions	0.3	71.6	—
Other income	3.4	2.8	1.9
Share of results in associates and joint ventures	0.8	(0.3)	0.3
Profit before tax	196.5	121.6	69.9

Tax	(55.2)	(23.4)	(13.4)
Profit after tax	$141.3	$98.2	$56.5

Attributable to:
Ordinary shareholders of the company	128.0	91.6	56.5
Other equity holders*	13.3	6.6	—
Basic earnings per share ($ per share)	1.17	0.84	0.51
Diluted earnings per share ($ per share)	1.09	0.80	0.49
Weighted average number of ordinary shares for basic earnings per share	109.1	109.1	110.5
Weighted average number of ordinary shares adjusted for the effect of dilution	117.7	115.0	114.4

*	Other equity holders relate to holders of AT1 securities

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	Year ended December 31,
	2023	2022	2021
	(restated)* (millions)
Cash Flow Statements
Net cash from operating activities	$735.0	$225.6	$470.8
Net cash used in investing activities	(97.6)	(46.3)	(19.8)
Net cash from/(used in) from financing activities	(72.8)	26.5	(27.2)

*	Please see note 1 to our consolidated financial statements included elsewhere in this prospectus.

	As of December 31,
	Actual	As Adjusted(1)
	(millions)
Consolidated Statement of Financial Position
Total current assets	$17,074.5	$17,079.7
Total assets	17,750.1	17,755.3
Total current liabilities	16,023.2	16,023.2
Total liabilities	16,974.2	16,974.2
Total equity	$775.9	$781.1

(1)

As adjusted information gives effect to: (i) the payment of an interim dividend of $44.1 million to our shareholders on February 6, 2024, (ii) the conversion of our outstanding Growth Options into 185,894 Growth Shares in connection with and prior to the consummation of our IPO, (iii) the conversion of our outstanding Growth Shares into 8,058,207 non-voting ordinary shares in connection with and prior to the consummation of our IPO, based on the initial public offering price of $19.00 per ordinary share, (iv) the exercise of a warrant into 465,536 non-voting ordinary shares in connection with and prior to the consummation of our IPO, (v) the reclassification of all of our non-voting ordinary shares into ordinary shares on a one-for-one basis in connection with and prior to the consummation of our IPO, (vi) the issuance of 1,084,676 additional ordinary shares to former holders of Growth Shares to satisfy the dividend adjustment and (vii) the issuance of ordinary shares in our IPO at the initial public offering price of $19.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Year ended December 31,
	2023	2022	2021
	(millions, except percentage and ratio)
Non-IFRS Measures:
Adjusted Operating Profit(2)	$230.0	$121.7	$79.6
Adjusted Operating Profit Margin(2)	18%	17%	15%
Adjusted Sharpe ratio(3)	4.3	4.1	2.2

(2)

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) IPO preparation costs. We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as previously defined) divided by revenue.

These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS

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measures used by other companies. See “Presentation of Financial and Other Information” for a description of Adjusted Operating Profit and Adjusted Operating Profit Margin.

The following table reconciles Adjusted Operating Profit from the most directly comparable IFRS measure, which is profit after tax, and Adjusted Operating Profit Margin from the most directly comparable IFRS measure, which is profit margin, for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(millions, except percentages)
Profit after tax	$141.3	$98.2	$56.5
Tax	55.2	23.4	13.4
Goodwill impairment charges(a)	10.7	53.9	—
Acquisition costs(b)	1.8	11.5	—
Bargain purchase gains(c)	(0.3)	(71.6)	—
Owner fees(d)	6.0	3.4	2.0
Amortization of acquired brands and customer lists(e)	2.1	1.7	1.0
Activities in relation to shareholders(f)	3.1	0.5	—
IPO preparation costs(g)	10.1	0.7	6.7
Adjusted Operating Profit	$230.0	$121.7	$79.6

Profit margin	11%	14%	10%

Adjusted Operating Profit Margin	18%	17%	15%

(a)

Goodwill impairment charge in 2023 relates to the impairment charge recognized for the Volatility Performance Fund S.A. CGU largely due to declining projected revenue. Goodwill impairment charge in 2022 relates to the impairment charge recognized for the OTC Energy CGU in 2022 largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

(b)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of the ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(c)

Bargain purchase gains relate to a gains of $0.3 million recognized as a result of the acquisition of ED&F Man Capital Markets’ Hong Kong business in 2023 and $71.6 million recognized as a result of the ED&F Man Capital Markets’ U.S. and U.K. businesses in 2022.

(d)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our IPO.

(e)

Amortization of acquired brands and customer lists represents the amortization charge for the year the brands and customer lists were acquired, presented in the income statement within depreciation and amortization.

(f)

Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortization of acquired brands and customer lists. Given the increase of the balance in 2023, this has been reclassified out of the line item and is now presented separately.

(g)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

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(3)

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. This non-IFRS financial measure is presented for supplemental informational purposes only and should not be considered a substitute for the Sharpe ratio or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. See “Presentation of Financial and Other Information” for a description of the Adjusted Sharpe ratio.

The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(millions, except ratios)
Average monthly profit after tax	11.8	8.2	4.7
Standard deviation on monthly profit after tax(a)	5.9	3.0	2.6
Sharpe ratio	2.0	2.8	1.8

Average monthly Adjusted Operating Profit	19.2	10.1	6.6
Standard deviation on monthly Adjusted Operating Profit(a)	4.4	2.5	3.0
Adjusted Sharpe ratio	4.3	4.1	2.2

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The profit after tax variance is calculated as the sum of the squares of the difference between monthly profit after tax and the mean profit after tax, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Operating Profit basis).

A reconciliation of Adjusted Operating Profit to profit after tax is included in footnote 2 above.

The following table summarizes our revenue and Adjusted Operating Profit by operating segment for the periods presented:

	Year ended December 31,
	2023	2022	2021
	(millions)
Revenue
Clearing	$373.6	$200.0	$119.9
Agency and Execution	541.5	230.7	191.6
Market Making	153.9	172.6	141.0
Hedging and Investment Solutions	128.1	100.0	88.8
Corporate	47.5	7.8	0.2
Total Revenue	$1,244.6	711.1	541.5

Adjusted Operating Profit
Clearing	$185.0	77.5	38.1
Agency and Execution	71.9	23.4	24.0
Market Making	33.3	66.5	52.2
Hedging and Investment Solutions	33.8	27.8	31.8
Corporate	(94.0)	(73.5)	(66.5)

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Other Data

We use the following key performance indicators (“KPIs”) to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented. Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. The following table summarizes our key performance indicators for the periods presented.

	Year ended December 31,
	2023	2022	2021
FTE(1)	2,167	1,641	1,124
Average FTE(2)	1,914	1,241	1,062
Revenue per front-office FTE(3) ($m)	1.2	1.0	0.9
Active clients(4)	4,059	2,753	2,255
Average balances(5) ($b)	13.2	9.1	4.7
Trades executed(6) (m)	129	58	40
Contracts cleared(7) (m)	856	248	198
Total Capital Ratio(8) (%)	229	266	164

(1)	“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
(2)	“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
(3)	“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.
(4)	“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.
(5)

“Average balances” means the average amount of segregated and non-segregated client balances that generate interest income for us over a given period, calculated by taking the balances at the end of each quarter for the last five quarters.

(6)	“Trades executed” means the total number of trades executed on our platform in a given year.
(7)	“Contracts cleared” means the total number of contracts cleared in a given year.
(8)	“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.

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RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our notes. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The trading price and value of our notes could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Relating to the Macroeconomic Environment

Our business is adversely affected by subdued commodity market activity or pricing levels, with low volatility and declines in commodity pricing levels reducing our commissions, spreads and revenue.

We generate revenue primarily from the commissions we earn and the spreads we make from facilitating and executing client orders. These revenue sources depend substantially on client trading volumes and pricing levels, which, in turn, depend on many factors, many of which are beyond our control. These factors include:

•	volatility and pricing levels in commodities, currency, securities and other markets;

•	client confidence and risk appetite levels;

•	general economic and geopolitical conditions and developments, including the war in Ukraine;

•	overall levels of global trade and the implementation of any barriers to trading, including, without limitation, tariffs and disruption to trade routes;

•	changes in demand for specific commodities, including, for example, reductions in demand for coal, fuel oil and other energy commodities and increases in demand for renewable energy;

•	climate and weather patterns, which impact supply markets and chains for certain commodities, including, without limitation, agricultural commodities and metals;

•

legislative and regulatory changes, including, but not limited to, trade policies and unexpected sanctions, which may cause significant uncertainty, affect market structures and reduce client activity, because of, or pending the outcome of, such changes;

•

changes in market dynamics or structure due to rapid change in the method of broking in one or more products in which our clients trade, including, for example, a transition from telephone or voice trading to screen or electronic trading;

•	actions of competitors, including pricing competition for overlapping products and markets and their entry into additional products or markets; and

•	changes in inflation, foreign exchange, interest rates and monetary and fiscal policies.

Low volatility and declines in pricing levels generally decrease client trading activity and reduce our revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also

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reduce trading activity. Decreases in trading volumes or pricing levels may significantly reduce our commissions and the spreads we make facilitating and executing client orders and adversely affect our business, financial condition, results of operations and prospects.

Geopolitical events, terrorism and wars, such as Russia’s military action in Ukraine, can cause significant market volatility, affect global macroeconomic conditions and commodity prices and could lead to a substantial slowdown in the global economy.

Our business, and the financial markets in which we operate (particularly commodities, including energy, grain and metals), may experience significant volatility as the result of geopolitical events, terrorism and wars, such as, for example, geopolitical events, including Russia’s large-scale invasion of Ukraine in February 2022. Market volatility has, in some cases, materially impacted the price of commodities that our clients trade. Ukraine’s position as a large producer in the global grain markets and the disruption of trade flows caused by the invasion also have significantly impacted activity in the agricultural markets. As a result, our agriculture revenue declined for a period in 2022, in part due to lower overall market volumes compared to 2021.

The unprecedented economic and other sanctions against Russia implemented by the North Atlantic Treaty Organization and individual countries in response to the invasion have restricted and may further restrict or prevent us from entering into new transactions with affected entities and impact the settlement of existing transactions. Many Western companies have also closed their Russian businesses and/or announced their unwillingness to retain interests in Russian assets or to continue dealings with Russian or related counterparties, even where such action is not mandated by current sanction regimes. The scope and scale of such economic sanctions and voluntary actions remain subject to rapid and unpredictable change, including because of the volatile conditions in Ukraine, and may severely affect global macroeconomic conditions, European economies and the stability and willingness of our counterparties to trade. Existing concerns about market volatility, disruptions to supply chains, high inflation rates and the risk of regional or global recessions or “stagflation,” a recession or reduced rates of economic growth coupled with high inflation rates, have been exacerbated by Russia’s invasion of Ukraine.

It is currently unclear how long the war between Russia and Ukraine may last or how severe its impacts may become. If the conflict is prolonged, escalates or expands (including if additional countries become involved), if additional economic sanctions or other measures are imposed or if disruptions to supply chains worsen, regional and/or global macroeconomic conditions and financial markets could be impacted more severely. Other geopolitical events could have a material adverse effect on our business, financial condition, results of operations and prospects, as such events often may cause market volatility and uncertainty. Longer periods of significant market volatility could adversely affect the perceived stability of commodities and lead to declines in commodity pricing levels, which may significantly reduce our commissions and may adversely affect our business, financial condition, results of operations and prospects.

Our results of operations and financial condition are directly impacted by interest rate levels, as we earn interest on the cash balances that we hold.

We maintain large cash and financial instrument balances on behalf of our clients with exchanges, central clearing counterparties (“Clearing Houses”), brokers and banks. We also maintain our own cash balances. We earn interest on these balances and generally only make interest payments to certain clients. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Short-term interest rates are particularly sensitive to factors beyond our control. A decline in interest rates or a decline in our cash and financial instrument balances may adversely affect our business, financial condition, results of operations and prospects.

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Our results of operations and financial condition could be adversely affected by changes in exchange rates between the U.S. dollar and other currencies, principally the Pound Sterling and the Euro.

We report our financial results in U.S. dollars. However, a significant proportion of our costs are incurred, and a portion of our trading activity is conducted, in currencies other than the U.S. dollar. As a result, our results of operations and financial condition are significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and the Euro. As our levels of commissions earned are tied to the volume and pricing levels of products traded, any depreciation in the Euro against the U.S. dollar would lead to a decrease in the level of our reported commissions from trading activity in products priced in Euro. Further, due to our extensive operations in the United Kingdom (including having significant back office and other support staff and lease obligations for office space), any depreciation in the Pound Sterling against the U.S. dollar would decrease the expenses in our income statement and could adversely affect our business, financial condition, results of operations and prospects.

The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.

As a result of the United Kingdom’s formal withdrawal from the European Union in January 2020 (“Brexit”), the ability of U.K. and European Economic Area (“EEA”) companies to provide cross-border services is currently restricted, particularly in the financial services sector. The passporting regime under Directive 2014/65/EU on markets in financial instruments (“MiFID II”) and other European regulations, which enables firms to provide services to countries across the EEA, no longer encompasses the United Kingdom. Furthermore, the end of EEA passporting for U.K. firms means that such firms will largely be restricted to providing services to clients that are domiciled in the EEA on a “reverse solicitation” basis (where a firm has not solicited or marketed such activities or services in the particular jurisdiction), unless they are appropriately authorized. The requirement to service clients in the EEA on a “reverse solicitation” basis is restrictive and limits the ways in which our U.K. entities can interact with clients and potential clients, which may make it harder to do business in the EEA. In the future, if the ability to provide services on a “reverse solicitation” basis was to change, EEA regulators may require us to obtain additional licenses in their respective jurisdictions to service clients. We may stop or limit servicing clients pending approval of the relevant license or choose not to continue to service clients in the jurisdictions in question. In either case, our financial performance would be adversely affected.

There is currently no EEA equivalence for U.K. trading venues. As a result, EEA clients trading on a U.K. exchange are required to treat such trades as over-the-counter (“OTC”) derivatives transactions rather than as exchange-traded derivatives transactions. This has and may result in additional regulatory reporting obligations. EEA clients may also not want to trade financial instruments listed on U.K. exchanges. Furthermore, U.K. investment firms have lost certain rights with respect to access to, or providing their clients with a connection to, certain infrastructural assets that are necessary for the provision of certain services. An example is the provision of direct electronic access to trading venues authorized in the EEA. This may make our offering less attractive to EEA clients, which could have an adverse impact on our business, financial conduct and results of operations.

The change in the United Kingdom’s relationship with the European Union due to Brexit has and may have several further consequences, including adversely affecting economic growth in the United Kingdom and the European Union and reducing overall levels of trading activity between the United Kingdom and the European Union.

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Future regulatory or legal divergence between the European Union and the United Kingdom may result in increased compliance costs, impact our business activities and result in EEA clients moving away from U.K.-based services. Our failure to successfully manage these risks, which are largely outside of our control, could adversely affect our business, financial condition, results of operations and prospects.

Various factors beyond our control, including pandemics, terrorist attacks or natural disasters, may adversely affect our business.

Our business has been affected in the past, and could be significantly affected in the future, by major events such as pandemics, terrorist attacks, natural disasters or extreme weather conditions, fires, power shortages, civil unrest or strikes. It is not possible to fully mitigate these risks and their related impacts.

For example, the COVID-19 pandemic caused an increase in client defaults, as well as a reduction in our trading volumes in metals following the physical closure of the LME in March 2020. Severe weather and climate-change related phenomenon could impact our business in the agricultural market (for example, cocoa, coffee and grains), which may significantly reduce the production and size of those markets. Insurance cover for any of the above risks may not be sufficient to cover the full extent of any loss or damage suffered. There is also no guarantee that if a major event occurs, we will be able to secure adequate insurance cover in the future.

Significant reductions in economic activity levels or declines in commodity pricing levels because of these factors would reduce trading volumes and our revenue. Our inability to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to Our Business

Our clients and their related financial institutions may default on their obligations to us due to insolvency, operational failure or for other reasons, which could adversely affect our business, financial condition and results of operations.

Clients of our Clearing and Hedging and Investment Solutions businesses may default on margin calls or settlement payments. Where a client enters into an exchange-traded derivatives transaction that is cleared by us, we will post margin with a clearing house to cover the clearing house’s margin requirements in connection with the client’s open positions on the relevant exchange. We will then issue margin calls to the client for the payment of the margin due to us, and the client may default on such margin calls. In OTC derivatives transactions, we act as principal to the transaction. We may experience losses if adequate collateral cannot be collected from the relevant client through the life of the trade or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction.

We also enter into agreements with certain clients and their financial institutions under which the relevant financial institution agrees to fund the client’s margin calls up to a pre-agreed limit. We may suffer losses to the extent that the financial institution defaults on its obligation to pay such amounts. We are also exposed to counterparty credit risk in respect of client cash deposits held with financial institutions, which may default due to insolvency, operational failure or for other reasons.

In our Agency and Execution business, we arrange trades between two clients and issue an invoice for commissions earned on the completed transaction. Although we are not a counterparty to such transactions, we are exposed to the risk that these clients may fail to pay our commissions. We are also exposed to intraday risks as the agent facilitating such transactions.

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Our credit risk management procedures are designed to help mitigate our credit risk but cannot eliminate the prospect of defaults, particularly those that may arise from events or circumstances that are difficult to detect or foresee. Market volatility may result in some of our clients facing liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients. Historically, we have seen client defaults increase during periods of substantial market volatility. For example, market turmoil connected to the Russian invasion of Ukraine resulted in a number of late client payments due to increasing pressure on the global banking system. Similarly, following the surge of nickel prices of 270% on the LME over three trading days in early March 2022, we saw an increase in late margin payments to us by clients. In certain circumstances, we may enter into alternative arrangements with clients as collateral for the debt owed to us. For example, our clients TMT Metals AG and UIL (Singapore) Pte Ltd (which are connected companies and share the same ultimate beneficial owner) were unable to pay margin calls issued to them by us in relation to nickel prices in March 2022. To secure our position, we fully provided for the total amount owed to us in our accounts and agreed to accept share pledges as collateral for the debt so that we will be able to enforce this security if required to realize value.

These risks may also be exacerbated if our exposure is concentrated in a particular geography or type of client. For example, where we have a substantial number of clients in a particular country, region or industry, a sovereign debt or other crisis affecting such country or a natural disaster impacting such region or industry or any negative effects in such region or industry may negatively impact such clients. Given the increasing impacts of climate change, severe weather events, such as droughts, hurricanes and fires, may also lead to defaults across various agricultural producers in affected regions. If we experience a significant number of client defaults, particularly if we experience them contemporaneously, our business, financial condition, results of operations and prospects may be adversely affected.

We are subject to a variety of regulatory, reputational and financial risks as a result of our global operations. Non-compliance with applicable regulatory regimes could result in significant financial and reputational damage.

The success of our business depends on the sufficiency of our risk management program, including policies, training and other controls on anti-money laundering (“AML”), sanctions, counter-terrorist financing, anti-bribery, anti-corruption, financial risk, fraud and data security. The design and implementation of the policies, training, procedures and practices we use to identify, monitor, control and reduce risk have not always been effective, and we cannot guarantee that they will always be effective in the future. The risks we face in this respect include:

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Regulatory Compliance: We are subject to regulatory requirements imposed by the U.K. Financial Conduct Authority (“FCA”), the French Financial Markets Authority (Autorité des Marchés Financiers) (the “AMF”), the French Prudential Supervision and Resolution Authority (Autorité de contrôle prudentiel et de resolution) (the “ACPR”), the U.S. Commodities Futures Trading Commission (the “CFTC”), the SEC, the U.S. Financial Industry Regulatory Authority (“FINRA”), the National Futures Association (the “NFA”), the Dubai Securities and Commodities Authority, the Dubai Financial Services Authority, the Australian Securities & Investments Commission, the Alberta Securities Commission, the Hong Kong Securities and Futures Commission, the Monetary Authority of Singapore, the Central Bank of Ireland, the Italian Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores), the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and other regulatory bodies in the jurisdictions in which we trade. We have in the past failed to comply with regulatory requirements and been subject to

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regulatory inquiries or enforcement actions for regulatory non-compliance, and we may so fail to comply and be subject to such inquiries and actions in the future. Regulatory enforcement could result in materially adverse consequences such monetary penalties or partial or full censures on our ability to conduct regulated activities.

•

Anti-Corruption Compliance: We are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act, in the jurisdictions in which we operate. These anti-corruption laws generally prohibit corruptly offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise gain an unfair business advantage, such as to obtain or retain business. Violation of these or similar laws and regulations could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties. Such violations could also result in severe restrictions on our activities and damage to our reputation.

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Anti-Money Laundering Compliance: We are subject to applicable AML laws in the jurisdictions in which we operate, including the Bank Secrecy Act and USA PATRIOT Act in the United States and the Proceeds of Crime Act, the Terrorism Act and the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended) in the United Kingdom. The AML laws impose a variety of requirements, including implementing and maintaining risk-based systems and controls that obtain “know-your-customer” documentation upon onboarding clients and screen clients on an ongoing basis. A violation of these or similar laws could subject us, and individual employees, to a regulatory enforcement action, as well as significant civil and criminal penalties and reputational harm. For example, in 2020, a routine internal audit found certain aspects of our anti-money laundering systems and controls to be inadequate. We subsequently completed a self-remediation program that was subject to our board of directors’ and primary regulators’ review and implemented more rigorous on-boarding and screening processes.

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Sanctions and Export Controls Compliance: We are subject to trade restrictions, including economic sanctions and export controls, administered by the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), His Majesty’s Treasury, the European Union and other relevant authorities, and such restrictions may prohibit or restrict transactions in certain countries and with certain designated persons. Non-compliance with sanctions restrictions, or failure of related systems and controls to identify and prevent impermissible or unauthorized activity or transactions by persons subject to sanctions or other trade restrictions, could result in civil or criminal liability, including censures and financial penalties.

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Market Abuse and Manipulation: Third-party traders or our personnel may manipulate market prices by creating fictitious orders or mislead the market. We may fail to detect any such actions to manipulate prices or mislead the market.

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Fraudulent Transactions: We may suffer losses if our risk management policies, procedures and practices fail to prevent unauthorized activity or acts intended to defraud, misappropriate property or circumvent the law (for example, a third party impersonating a creditworthy client to trade on credit or deceptive third-party transactions made in violation of relevant anti-money laundering or sanctions standards).

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Incorrect Settlements: We may make or be subject to unauthorized transfers of funds. Our risk management policies, procedures and practices may fail to prevent the use of incorrect or fraudulent settlement instructions (for example, a phishing attack causing us to misdirect client funds to a third party).

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Inadequate Risk and Position Limits: We may fail to correctly apply risk controls to a client’s or an internal house account or open positions. If a client takes larger positions than are appropriate and defaults, for example, we may suffer significant losses.

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Change Management Risk: We may fail to implement key change initiatives with minimal disruption to business-as-usual activities. We may also fail to mitigate the risks to which we could be exposed because of such changes (for example, delay in embedding processes and controls in connection with expansions of our business).

•	Personnel Error: Our employees or agents may commit errors or fail to carry out their assigned roles properly (for example, “fat finger” incidents that lead to trades being executed incorrectly).

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Personnel Misconduct: Our employees or agents may engage in misconduct, including embezzlement of client funds, hiding unauthorized trading activities from us, using company funds towards client entertainment in an inappropriate or excessive manner or in breach of clients’ own compliance requirements, improper or unauthorized activities on behalf of clients, improper use of confidential information, the improper use of marketing materials or the inappropriate use of authority or influence by current or former personnel.

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Exchange and Clearing House Fines: As a member of multiple exchanges and clearing houses, we are subject to the rules and regulations of such exchange and clearing houses. We have in the past been subject to immaterial fines from exchanges or clearing houses as a result of our or our clients’ failure to comply with the exchange or clearing house rules, and we or our clients may fail to comply with such rules in the future. Exchange and clearing house fines could result in financial loss and reputational damage.

There is also a risk that our systems and infrastructure to support our risk management policies, procedures and practices may be insufficient, disrupted or compromised.

Regulators have broad powers to investigate and enforce compliance with applicable rules and regulations, and investigations themselves can be costly and disruptive to the business. Enforcement powers include the ability of the FCA or other regulators to require us to appoint a skilled person and the ability of the FCA or other regulators to appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business. Any such actions could also result in significant damage to our reputation, material financial losses, potential litigation and private claims for damages, or otherwise adversely affect our business, financial condition, results of operations and prospects.

Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability to conduct our operations and lead to a breach of regulations and contractual obligations.

We depend on the capacity and reliability of the computer and communications systems that support our operations, whether owned and operated internally or by third parties. We rely upon third-party providers for the majority of our computer and communication systems. We also rely on the integrity of the data held within and used by such systems. These systems include broking platforms to transact business and middle-office and back-office systems to record, monitor and settle transactions and allow for the storage and transmission of personal data regarding our clients, employees, business partners and other third parties, as well as proprietary and confidential business information or other critical data. As such, we may be an attractive target for data security attacks.

The performance of these computer and communications systems could deteriorate or fail. For example, an outage in September 2020 at one of our third-party data centers interrupted our access to

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internet services and our ability to access reporting capabilities for three hours. Our data center providers have also been subject to denial-of-service (“DoS”) attacks, and we have been the target of phishing attempts that have sought to mimic our websites to lure clients into transferring money to fraudulent accounts. We have not experienced a DoS attack impacting our ability to provide services since 2020 as we implemented several DoS protection measures for our external-facing systems.

There has been an increasing number of cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. There is also a heightened threat of cyberattacks on our third-party suppliers and service providers. For example, in January 2023, ION, the third party on whom we rely as our back-office provider, was subject to a cyberattack, which suspended access to trade management and reporting systems, but no personal data was lost or exfiltrated. As a result, we had to adopt manual processes for several days, which resulted in a significant increase in workload for our operations team and increased operational risk due to potential human error in the processing or reporting of trades. ION implemented a number of measures to prevent future cyberattacks, including multi-factor authentication programs and crowd strike. The techniques used to obtain unauthorized access to systems or sabotage systems or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, deepfakes or other similar technology, security breaches or other attacks. Such cyberattacks may misappropriate proprietary, confidential or personal information held by or on behalf of us, jeopardize the security of information stored in and transmitted by our systems or cause disruption to our operations, or otherwise cause our business to suffer financial losses or damages. Further, there can be no assurances that we will be able to prevent or control any losses due to deepfakes or other malicious uses of artificial intelligence, which may develop in the future. In addition, we may need to expend significant resources to protect against data security breaches or mitigate the impact of any such breaches, including potential liability that may not be limited to the amounts covered by our insurance, and any failure to prevent or mitigate security incidents could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new clients and a disruption to our business.

Future incidents could occur as a result of a loss of power, human error, a sudden spike in transaction volumes, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring or other factors or events. Such incidents could cause many issues, including:

•	significant disruptions in service to our clients;

•	slower response times;

•	delays in trade execution;

•	failed settlement of trades; and

•	incomplete or inaccurate accounting, recording, processing or reporting of trades.

If the communications, computer systems or facilities upon which we rely fail, we may experience significant financial losses, litigation or arbitration claims filed by or on behalf of our clients, regulatory enforcement or other actions. The above risks are exacerbated as a result of us being a financial services provider that holds client funds and by the nature of our business, which involves recording, storing, manipulating and disseminating significant amounts of data.

Security breaches could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to

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concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, in the United States, we are subject to laws in all states and numerous territories that require notification, as well as the SEC’s new cybersecurity reporting obligations and laws in the European Union and United Kingdom and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify clients or other counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any such breach, disruption or failure could also have a negative effect on our reputation and may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks related to OTC derivatives transactions due to the inability to adequately hedge our positions, limitations on our ability to modify contracts and the contractual protections that may be available to us.

We offer bespoke, off-exchange hedging solutions in the form of customized OTC derivatives hedging through the Hedging Solutions division of our Hedging and Investment Solutions business, particularly in commodity products, to clients who cannot fulfil their specific hedging requirements with exchange-traded derivatives. After entering into a customized contract for a client, we may be unable to find a standardized contract that matches relevant parameters. As a result, we may be unable to fully hedge our exposure under the customized contract. There may also be mismatches or delays in the timing of cash flows due from or to counterparties in the OTC derivatives transactions or related hedging, trading, collateral or other transactions. We may not have adequate cash available to fund our current obligations, or our counterparty may fail to retain adequate cash to meet its obligations to us. In either case, we may suffer losses.

Generally, OTC derivatives transactions may only be modified or terminated by mutual consent of the parties to the transaction (other than in certain limited default and other specified situations, such as market disruption events) and subject to agreement on individually negotiated terms. Accordingly, it may not be possible to modify, terminate or offset obligations or exposure to the risks associated with a transaction prior to its scheduled termination date.

Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading derivatives or other financial products linked to cryptocurrencies. We may also be impacted by developing regulation of cryptocurrencies and related activities.

We offer a limited number of structured notes and OTC derivatives through our Hedging and Investment Solutions business. In addition, through our Clearing business, we offer a limited number of exchange-traded derivatives linked to cryptocurrencies, and we offer clients the ability to trade shares in Exchange Traded Funds (“ETFs”) linked to the performance of cryptocurrencies such as Bitcoin and Ethereum. We may also trade on our own account certain cryptocurrencies and financial products that are linked to cryptocurrencies primarily to hedge our exposure to our obligations under such offerings, but also on a limited scale in order to generate a favorable funding spread.

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The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. As a result, the prices of cryptocurrencies are highly volatile. Such prices have been in recent periods, and are likely to continue to be, subject to significant fluctuations. While we do not consider our exposure to cryptocurrency to be material to our business, if the value of the cryptocurrencies to which we and our clients are exposed declines, we could incur financial losses.

We may experience financial loss and reputational damage from our involvement in regulatory or legal proceedings related to cryptocurrency. For example, MCMI is involved in legal proceedings with BlockFi Inc. et al. (collectively, “BlockFi”) regarding assets that were held in an MCMI client account by Emergent Fidelity Technologies LTD (“Emergent”), which is an affiliate of former cryptocurrency exchange FTX Trading Ltd. (“FTX”). BlockFi alleges that the assets were the subject of a pledge agreement entered into between BlockFi and Emergent, and in November 2022 commenced proceedings against Emergent (in which MCMI, as custodian of the assets, was included) to enforce the terms of the pledge agreement. MCMI subsequently received a Warrant of Seizure from the U.S. Department of Justice (“DOJ”) in respect of the assets and complied with the same, transferring the assets to the DOJ in January 2023. BlockFi’s claim does not allege any wrongdoing or wrongful misconduct by MCMI; it only alleges that MCMI had been the custodian of the assets that are the subject of BlockFi’s purported claims.

MCMI has also been subjected to various requests from regulatory bodies and governmental authorities, including the DOJ, arising from the FTX bankruptcy in connection with the accounts of Alameda Research LLC, also an affiliate of FTX, and Emergent held with MCMI. While we do not believe these regulatory or legal proceedings will have a material impact on our business, particularly given that our financial loss in these proceedings is limited to the immaterial legal fees we have incurred, any such proceedings in the future could harm our reputation, business and financial condition.

The regulatory approach to cryptocurrencies and related activities is an area that is under constant review by financial services regulators in various jurisdictions. As such, we are subject to the continued risk of legislative and regulatory change in this area, which may affect our ability to offer the limited number of structured notes and OTC derivatives that we currently do through our Hedging and Investment Solutions business and the exchange-traded derivatives and ETFs that we currently do through our Clearing business. While we do not believe these legislative or regulatory changes will have a material impact on our business, particularly given the limited nature and size of our cryptocurrency activities, changes in rules might restrict these aspects of our business or may require us to obtain new permissions to continue with our activities.

We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees, agents or other third parties and, subsequently, we are subject to risks relating to potential securities law and regulatory liability.

We are exposed to potential losses due to fraud or misconduct by, or breaches of the terms we have in place with, our clients, counterparties, employees, agents and third parties and, subsequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by the FCA, the SEC, the CFTC, state securities regulators and foreign regulatory agencies. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.

Certain of our businesses may be exposed to a higher risk of financial crime or fraud due to the regulated environment in which we operate, the type of relationships we maintain with our clients, the

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products and services offered and our significant reliance on technology as part of our trading platforms.

There is a heightened risk of fraud when trading in physical commodities due to the nature of the industry’s operations and its reliance on physical documentation in connection with the transport and storage of such commodities. There have been several well-publicized incidents of commodity trading frauds in recent years, including two instances in 2023 in which it was discovered that the cargoes acquired did not contain the metal products they purported to hold. As we and, more importantly, our clients are involved in this market, we are exposed to certain risks through our trading activities and could suffer financial loss in the event that commodities acquired by us or our clients are discovered to be different to those we and they believed we were purchasing.

Our employees and agents may engage in unauthorized trading activity, attempt to defraud us or violate our policies or legal or regulatory standards. There are also risks that our employees may improperly use or disclose confidential information and material non-public information provided by our clients that could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions and we could suffer serious harm to our reputation, financial position, the trading price of our ordinary shares, the trading price of our debt securities including the notes, current client relationships and ability to attract future clients. These risks may increase as the result of recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. The use of off-channel electronic messaging applications by our employees to transmit confidential or sensitive data could subject us to investigations, regulatory fines and severely impact our reputation. For example, regulators, such as the staff of the SEC’s Division of Enforcement and Ofgem, the U.K. energy market regulator, have, as part of a widely publicized industry sweep, conducted investigations of several financial institutions’ records preservation requirements relating to business communications sent over off-channel electronic messaging platforms, some of which have resulted in substantial monetary penalties. Any such activities may be difficult to prevent or detect, and our internal policies and procedures may be inadequate or ineffective. As a result, we may suffer losses that we may not be able to recover, as well as being subject to regulatory enforcement proceedings and penalties, such as fines. There have also been several highly publicized cases involving fraud or other misconduct by employees and agents of financial services firms in recent years, and various investigations have been conducted by the FCA in the United Kingdom, the CFTC, the SEC and FINRA in the United States and other regulators around the world. In addition, although we have established policies and procedures designed to train, prevent and detect misconduct, errors and fraud, we may not be able to completely detect, prevent or deter such conduct and may be at risk of suffering losses.

Our reputation may also be damaged by any involvement, or the involvement of any of our employees, former employees or agents, in any regulatory investigation and by any allegations or findings by relevant regulators or courts, even where the associated fine or penalty is not material.

Further, we outsource certain aspects of our business to third-party service providers in accordance with applicable rules and regulations. If the capabilities of these service providers fail or if other issues impact these third-party services, our business, financial condition, results of operations and prospects could be adversely impacted, and we may become subject to regulatory fines or legal action as a result of such events.

Any such misconduct, errors, failures or fraudulent activity or any impact thereof, may adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks relating to litigation and may suffer losses and incur costs as a result.

From time to time, we are and may become involved in legal proceedings, government and agency investigations and employment or any other employee related disputes, tort, product liability or

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safety claims and other litigation, including legal proceedings involving our clients and suppliers. We may take legal action to enforce our contractual, intellectual property and other rights where we believe those rights have been violated and that legal action is an appropriate remedy. We may be subject to disputes with our clients, particularly in the context of client defaults and in connection with our brokerage activities. We may also incur significant costs in defending any claims or in making payments to resolve any disputes.

If a client defaults, we may be unable to recover the funds owed to us by such client due to their insolvency or for other reasons. Because we operate internationally, we may also be subject to client disagreements on the application of contracts that are governed by English law or U.S. state law. Clients outside the United Kingdom or the United States may claim that English or U.S. state law governed contracts (such as our standard form client agreements) are inapplicable in their respective countries, and any subsequent application of local law may be less favorable to us in our claim against the client.

A third party may also initiate legal action against us or one of our acquired companies in relation to such company’s activities prior to their acquisition by us, which we then must defend or settle. For example, MCMI is involved in legal proceedings initiated by BlockFi entities regarding disputed assets formerly held by MCMI’s client, Alameda, an affiliate of former cryptocurrency exchange FTX, and Emergent, an affiliate of Alameda. As a result of such proceedings, we have incurred costs, faced reputational damage and defending such proceedings has required our management’s attention and time. While we do not believe these proceedings will have a material impact on our business, any legal proceedings in the future could harm our reputation, business and financial condition.

We may also be subject to claims of economic or reputational significance, whether by a third party or an employee (current or former) or agent. Such claims could involve, among other things:

•	acts inconsistent with employment law or health and safety laws;

•	contractual agreements;

•	infringements of intellectual property rights; or

•	personal injury, diversity or discrimination claims.

We are also subject to the risk of litigation and claims that may be without merit. At present and from time to time, we, our past and present officers, directors and employees are and may be named in legal actions, regulatory investigations and proceedings, arbitrations and administrative claims and may be subject to claims alleging the violations of laws, rules and regulations, some of which may ultimately result in the payment of fines, awards, judgments and settlements. We could incur significant legal expenses in defending ourselves against and resolving lawsuits or claims even if we believe them to be meritless.

We cannot predict with certainty the outcomes of these legal proceedings. The outcome of some of these legal proceedings could require us to take, or refrain from taking, actions that could negatively affect our business or could require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. There can also be no assurance that we are adequately insured to protect against all claims and potential liabilities.

The defense of our contractual rights may be protracted, involve the expenditure of significant financial and managerial resources and may ultimately not be successful, which could result in a negative perception of us and cause the market price of debt securities including the notes to decline, any of which may adversely affect our business, financial condition, results of operations and prospects.

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If we lose access to exchanges in the jurisdictions where we operate, our ability to undertake some or all of our execution and clearing services would be affected.

We have membership to 58 exchanges (including the LME, CME, DGCX, SGX, Euronext, ICE Futures and Eurex) and maintain an ongoing dialogue with regulatory personnel of each such exchange. Our memberships with regulated exchanges allows us to generate revenue through commissions earned on executing and clearing trades. In order to maintain these memberships, we are required to comply with the rules of the relevant exchanges. We have in the past been, and may in the future be, subject to inquiries or actions by exchanges for non-compliance with applicable rules. If we fail to comply with such rules or default on our membership obligations (for example, by failing to pay required margin), we may be exposed to potential action from such exchanges including warnings, monetary penalties, suspension or cancellation of membership. If we lose some or all of our memberships, or if any of the relevant exchanges cease their operations, we would lose access to these revenue streams.

If any exchange implements structural changes, such as adverse fee structures or higher margin requirements, our business could be negatively impacted. If the exchanges relax membership requirements, our clients may decide to become members, and the demand for our services may decline as a result. We are, through our subsidiary, Marex Financial, a Category 1 member and Ring Dealer on the LME, which historically has had only a small number of members. If the LME were to revoke Marex Financial’s membership, adopt an adverse fee structure or extend membership opportunities to a wider group, or if the LME were to cease operating, Marex Financial’s financial performance would be adversely impacted, which would, in turn, adversely affect our business, financial condition, results of operations and prospects.

We require access to clearing and settlement services and other market infrastructure arrangements, and without access to such arrangements, our ability to undertake some or all of our activities would be adversely affected.

We use various Clearing Houses and settlement systems, such as T2 and Clearstream, across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, post-Brexit regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities.

If exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls. For example, due to significant volatility in nickel trading, Marex Financial and its clients were required to meet intraday exchange and margin calls on short or immediate notice in March 2022. In some cases, such nickel transactions were canceled, which caused those clients to suffer material financial losses and liquidity issues, which resulted in delayed payments by certain clients of our margin calls.

As a member of various Clearing Houses, we must make default fund contributions to the Clearing Houses. If another member defaults on their payment obligations to the Clearing Houses, we may lose a percentage of the default fund contributions that we have been required to make as a member of the Clearing Houses. We may suffer financial losses if clients default on their payment obligations to the Clearing Houses or if exchanges, Clearing Houses or other relevant counterparties fail to perform their obligations, which may adversely affect our business, financial condition, results of operations and prospects.

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Our success depends on the continued contributions of our key personnel, including our brokers, and our ability to recruit, train, motivate and retain them.

•	Our success depends on the expertise and continued services of certain key personnel, including:

•	personnel involved in the management and development of our business;

•	front-office staff directly generating revenue, such as brokers; and

•	back-office staff involved in management of our control and support functions.

Our ability to recruit, train, motivate and retain qualified and highly effective personnel in all areas of our business and ensure that our employment contract terms are appropriate and preserve flexibility is an important driver of our future success. We must also retain and motivate employees as part of acquisitions we undertake, as the retention of employees of acquired businesses may be crucial to our ability to integrate such acquisitions into our business or to maintain the success of the businesses we acquired.

We compete with other brokers and banks for front-office staff. This competition is intense and may further intensify in the future. Our competitors have in the past and may try again in the future to poach large numbers of brokers who have key counterparty relationships and relevant market knowledge and play an important role in our acquisition and retention of business from clients. Salary and bonus levels for front-office staff are generally based on activity levels generated by the individual broker’s team and are sensitive to market compensation levels paid by competitors. Such competition, particularly for brokers, may significantly increase our front-office staff costs. If we lose front-office staff to competitors, we may experience losses of capability, client relationships and expertise.

When hiring front-office staff, we will generally agree salary and bonus levels based on an employee’s representations of their activity levels, which may include certain performance-based targets. If an employee is unable to achieve these performance-based targets, we may become subject to a dispute over the payments of the compensation linked to such targets. This may result in front-office staff resigning, and we may experience losses in client relationships and employee knowledge, capability and expertise. Further, as a result of any such disputes, we may also become involved in litigation with such employees. For example, we are currently involved in two disputes with former employees in the United States over compensation payments that the employees claim are due to them in connection with their employment, and we may incur legal costs and require management time in the course of defending our position. In addition, where we hire teams of front-office staff from our competitors, there is a risk that we may become involved in litigation with these competitors, which may incur legal costs and require management time.

If we fail to attract and retain highly skilled brokers and other employees, lack the flexibility to make appropriate employment-related decisions due to labor groups or otherwise, incur increased costs associated with attracting and retaining personnel or fail to assess training needs adequately or deliver appropriate training, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The markets in which we operate are highly competitive, and competition could intensify. If we are unable to continue to compete effectively, our business may be materially adversely affected.

We have numerous current and potential competitors, both in the United Kingdom and internationally, including other brokers and banks. Some of our current and potential competitors may

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have larger client bases, more established name recognition and greater financial, marketing, technology and personnel resources than we do. Some of our competitors and potential competitors may offer services that are disruptive to current market structures and assumptions. Such factors may enable them to, among other things:

•	develop services similar to ours or new services that our clients prefer;

•	provide access to trading in products or a range of products that we do not offer;

•	provide better execution services and lower transaction costs;

•	provide new services more quickly and efficiently;

•	offer better, faster and more reliable technology;

•	take greater advantage of new or existing acquisitions, alliances and other opportunities;

•	more effectively market, promote and sell their services;

•	migrate products more quickly or effectively to electronic platforms, which could move trading activity from us;

•	better leverage their relationships with their clients, including new classes of client; and/or

•	offer better contractual terms to their clients, including lower commission rates.

Our competitors may develop new electronic trade execution or market information products that gain wide acceptance in the market, the development of which, or shifts in market practice as a result of which, could give relevant competitors a “first mover” advantage that may be difficult for us to overcome. Any shift away from voice trading to electronic trading, for example, may expose us to substantial losses, as we may be left with contractual obligations to maintain staff and brokers suited to and trained for voice trading rather than electronic trading.

New or existing competitors could gain access to markets or services where we currently enjoy a competitive advantage. These could include banks and other financial institutions with which we have competed historically, should they choose to re-enter the commodity industry. Competitors may have a greater ability to offer new services or existing services to more diverse clients. Such factors may erode our market share or our current competitive advantages.

Even if new or existing competitors do not significantly erode our market share or competitive positioning, they may offer their services at lower prices. If we are required to reduce our commissions to remain competitive, our profitability may be adversely affected. Competitors may offer their services at a loss to attract new business, which could cause us to dramatically lower our commissions or risk losing clients.

To remain competitive, we must continue to invest in the development of our business to respond to changing trends and remain competitive with our research, technology and data offerings. If we fail to do so successfully, we may be adversely impacted.

To remain competitive in the dynamic markets in which we operate, we must invest in the development of our business to respond to changes in client demands. We may need to be responsive to changing trends, particularly regarding energy products. We will also need to be competitive in the development of our research, technology and data offerings. The artificial intelligence tools we rely on, such as the Neon trading platform, can quickly become eclipsed by newer technological offerings such as novel electronic trade execution or market information products.

Our business development activity may include:

•	hiring brokers;

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•	opening offices in new countries;

•	expanding existing offices and infrastructure;

•	providing broking and other services in new product markets (such as renewables);

•	serving different types of clients;

•	developing and/or acquiring new technology; and

•	undertaking activities through different business models.

Such activity may be achieved by investing in existing businesses and may result in changes to our risk profile. Failure to expand the business effectively, to manage changes in our risk profile appropriately or to realize the benefits of investments in some markets may adversely affect our business or prevent us from achieving the anticipated benefits.

Further, any consolidation among our clients may also cause us to depend on a smaller number of clients, which could result in additional pricing pressure and/or require us to implement changes in order to service these clients. If our business depends on maintaining good relationships with a small number of clients, any adverse change in those relationships could adversely affect our business, financial condition, results of operations and prospects.

Climate change and a transition to a lower carbon economy may disrupt supply chains and lead to decreases in consumer demand and the size of the market for certain of our energy products.

Climate change could cause severe weather events, including significant rainfall, flooding, increased frequency or intensity of wildfires, prolonged drought, rising sea levels and rising heat index, which could disrupt our and our clients’ supply chains and otherwise adversely affect the businesses of our clients and, in turn, their ability to meet their financial obligations to us. For example, extreme weather caused by climate change could impact the growing seasons, water availability and crop productivity of the agriculture industry and, as a result, adversely affect the financial condition and prospects of our agriculture clients.

Laws, regulations, policies, social attitudes, client preferences, market responses and technological developments and innovations relating to climate change and the transition to a lower carbon economy could also adversely affect our business, financial condition, results of operations and prospects. See “—Environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.”

If regulatory incentives alter fuel or power choices, there may be a decrease in the size of the markets for certain energy products where we historically had significant market shares (such as fuel oil). We may fail to capture market share as interest increases in new energy products (such as renewables) or adequately price future assumptions for these new commodities. Depending on the nature and speed of any such changes, we may be unable to successfully compete in or transition away from oil and gas to renewable commodity markets or from crude oil and residual fuel to middle distillates or higher distillates, such as liquid natural gas. Failure to make such a transition may result in decreased revenue, which could adversely affect our business, financial condition, results of operations and prospects.

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We will need to replace, upgrade and expand our computer and communications systems in response to technological or market developments, and the failure to do so could adversely affect the performance and reliability of such systems and networks, and as a result, our ability to conduct business.

Any failure to adequately maintain and develop our computer and communications systems and networks could adversely affect the performance and reliability of such systems and networks, which in turn could harm our business.

The markets in which we compete are characterized by rapidly changing technology, evolving client demand and uses of our products and services and the emergence of new industry standards and practices. Changes in any of these factors could render our existing technology and systems obsolete or undermine the attractiveness of new products and services that we develop. Our future success will depend in part on our ability to anticipate and adapt to technological advances, evolving client demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems and client offerings accordingly.

Any further upgrades or expansions in technology and the use of such technology may require significant expenditures. Updates to our systems may result in program errors, which could negatively impact our business and our clients. We may fail to update and expand our systems adequately, and any upgrade or expansion attempts may not be successful or accepted by the marketplace or our clients. If we fail to update and expand our systems and technology adequately, or to adapt our systems and technology to meet evolving client demands (particularly in more conservative markets such as the United States) or emerging industry standards, we may be unable to compete effectively. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

If we lose access to our premises or become unable to operate from our facilities, our ability to conduct our business may be limited.

Our employees operate from premises that provide the necessary facilities and systems to enable them to carry out their roles. Our disaster recovery sites, work-from-home policies and capabilities and business continuity plans may not cover all activities within our business. If our business continuity plans do not operate effectively, or if our work-from-home capabilities fail, our business may be adversely affected. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

Acquisitions may expose us to regulatory or legal proceedings, which could adversely impact our reputation and result in financial losses.

When acquiring a business, we may enter into an agreement with the seller to acquire either the entire share capital of the target company or all or certain assets of the target company. If we identify a specific matter during the due diligence process that could expose us to litigation or other material risks, we may structure the transaction so that instead of acquiring the target company from the seller, we acquire substantially all the assets of such company but exclude specific liabilities from the transaction. In such case, the company and the excluded liabilities would remain with the seller.

Despite these arrangements, we may nevertheless become involved in legal proceedings after an acquisition is completed. For example, a third party may initiate a claim against us, instead of the seller, in connection with liabilities that were specifically excluded from the scope of the acquisition, which may cause us to suffer reputational damage. If we are required to pay any fees, including legal fees, as a result, we may need to seek compensation from the seller, which may be difficult to obtain.

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In addition, we may become involved in regulatory proceedings in connection with pre-acquisition events. For example, MCMI has been subject to various requests from regulatory bodies and governmental authorities in connection with the FTX bankruptcy and the accounts held with MCMI by FTX’s affiliates, Alameda and Emergent.

Even where we are not directly involved in regulatory or legal proceedings, our reputation and/or the reputation of our acquired companies may be adversely affected by pre-acquisition events. For example, in June 2023, the FCA in the United Kingdom fined ED&F Man Capital Markets Limited (the U.K. subsidiary of ED&F Man Capital Markets, which we did not acquire) £17.2 million for failing to ensure that certain dividend arbitrage trading activities that its clients carried out between February 2012 and March 2015 were legitimate. Liability for these activities remained with the ED&F group, as we had identified these as a risk during our due diligence process and intentionally structured our acquisition of ED&F Man Capital Markets in the United Kingdom as an asset sale to exclude any such losses or liabilities. However, our association with ED&F Man Capital Markets Limited and the press coverage of the fine caused us to contact certain press agencies to correct certain facts from the way they were initially reported. We have also been incorrectly served with legal proceedings in connection with the same activities.

Regulatory or legal proceedings arising from an acquisition could also divert our management team and resources away from core business activities and the execution of our business strategy. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

If we fail to identify and complete further acquisitions on favorable terms or at all, or fail to effectively integrate our acquisitions, our future growth could be adversely affected.

Since 2019, we have made numerous acquisitions of varying sizes in the United Kingdom, United States, APAC region and Europe, including CSC, RCG, X-Change Financial Access LLC (“XFA”), ED&F Man Capital Markets, the brokerage business of OTCex/HPC and Cowen’s legacy prime brokerage and outsourced trading business. A significant portion of our historical growth has been achieved through strategic acquisitions. We believe acquisitions will continue to form a central pillar of our growth strategy going forward.

Our ability to successfully identify and complete further acquisitions will depend on many factors, including:

•	the availability of suitable acquisition opportunities;

•	obtaining any required financing on suitable terms;

•	the level of competition from other companies, which may have greater financial resources;

•	our ability to value potential acquisition opportunities accurately and negotiate acceptable terms for those opportunities; and

•	our ability to obtain approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays.

Acquisitions may also divert significant management time and attention from the ongoing development and operation of our business. Any of these factors could adversely affect our ability to identify and complete further acquisitions on favorable terms or at all. If we negotiate acquisitions that are not ultimately consummated, such negotiations could divert management time from core business activities and result in significant out-of-pocket costs.

Even if we are able to acquire other businesses, we may encounter challenges when integrating acquisitions into our business, including challenges that we cannot anticipate or foresee at the time of

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acquisition. If we fail to retain the existing clients of the acquired companies or to retain and assimilate such companies’ key personnel, the expected revenue and cost synergies associated with such acquisitions may not be realized in full or at all. The process of integrating any acquisitions may also take longer than expected. If we encounter any unforeseen legal, regulatory, contractual, employment or other issues or significant unexpected liabilities or contingencies, the integration process may be further delayed.

Other challenges may arise during the integration process. We may fail to effectively integrate the acquired business into our financial reporting, information technology and/or risk management frameworks. As our business continues to grow, we will be required to further develop and enhance our managerial, operational and other resources and to embed effective internal controls and governance procedures at a rate that is commensurate to the growth of our business. If we fail to effectively manage the integration process, we may be subject to additional regulatory scrutiny and the potential for regulatory sanctions, increased compliance and other costs and damage to our reputation. After the integration process is complete, we may fail to realize the expected benefits of our acquisitions. Since a significant portion of our historical growth, including our recent growth, has been achieved through acquisitions, any failure to successfully manage these risks may adversely affect our business, financial condition, results of operations and prospects.

Our due diligence in connection with acquisitions may not effectively identify, or the seller may omit to disclose, material matters that could expose us to legal proceedings or regulatory action or result in reputational harm and/or financial loss.

When conducting due diligence and assessing an acquisition target prior to completion, our management team and our legal and financial advisers rely on the resources available to them, including information and data regarding an acquisition target that the seller will have provided directly. Our management team and advisers may not be able to confirm the completeness, genuineness or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the seller and any parties that act on the seller’s behalf. The due diligence process may also be expedited where we are seeking to take advantage of short-lived acquisition opportunities. As a result, the available information at the time of an acquisition decision may be limited, inaccurate and/or incomplete, and our management team and advisers may not have sufficient time to fully evaluate such information even if it is available.

The due diligence process may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating an acquisition opportunity. For example, we may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances when we are determining the value of an acquisition target. We will also make subjective judgments about the results of operations, financial condition and prospects of an acquisition target. If the due diligence process fails to correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the seller. We may also have to litigate to recover losses, which may be costly and divert management attention, and we may suffer reputational damage as a result.

The value of an acquisition target may also be affected by fraud, misrepresentation or omission by the seller, its advisers or other parties. Such fraud, misrepresentation or omission may artificially inflate our valuation of the acquisition target, causing us to overpay, or increase the risk that the acquired company is subject to unforeseen litigation or regulatory action after completion. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

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Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could harm our business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Our risk management policies and procedures rely on a combination of technology and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our risk management policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures.

To the extent that we elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, we will be exposed to the risk of greater losses. For example, we currently use two methods for measuring VaR across our businesses, as part of the business that we acquired from ED&F Man Capital Markets used a different VaR model. Because we do not use one consistent measure of VaR, there is a risk that we might be exposed to unidentified or unanticipated risks, such as the risk that the aggregate impact of a market event may be incorrectly assessed and/or that a concentration risk to an underlying product may be inaccurately measured. As a result, we recognize the limitations by augmenting our VaR metrics under different methodologies and measures of risk, and we apply a wide range of stress testing, both on individual portfolios and on our consolidated positions. We continue to develop our VaR framework and risk sensitivities to help us ensure a more consistent method of risk management for all desks.

Even if our risk management procedures are effective in mitigating known risks, new unanticipated risks may arise, and we may not be protected against significant financial loss stemming from these unanticipated risks. These new risks may emerge if, among other reasons, regulators adopt new interpretations of existing laws, new laws are adopted or third parties initiate litigation against us based on new, novel or unanticipated legal theories. Our risk management policies and procedures may not prevent us from experiencing a material adverse effect on our financial condition and results of operations and cash flows.

Risks Relating to Our Financial Position

Changes in judgments, estimates and assumptions made by management in the application of our accounting policies may result in significant changes to our reported financial condition and results of operations.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. In the application of our accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.

These judgments, estimates and assumptions are based on historical experience and other factors that are considered relevant. Judgments, estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognized in the accounting period in which an estimate is revised. Actual results may differ from these estimates, and revisions to estimates can result in significant changes to the carrying value of assets and liabilities.

Because of the uncertainty surrounding management’s judgments and related estimates, we may make changes in accounting judgments or estimates that have a significant effect on the reported value of our assets and liabilities and our reported results of operations and financial position.

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We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

We require substantial financial liquidity to facilitate our operations. Our business involves the establishment and carrying of substantial open positions for our clients on exchanges and in the OTC derivatives markets. We must post and maintain margin or credit support for these positions. Significant adverse price movements can occur that require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our clients.

We may depend on our debt financing arrangements to fund margin calls and other operating activities. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. We also rely on our Structured Notes Program as an important source of liquidity, as we are able to issue warrants, certificates or notes, including auto callable, fixed, stability and credit-linked notes with varied terms, pursuant to this program. As of December 31, 2023, we had $1,850.4 million debt securities outstanding under this program and some of these debt securities include early redemption clauses that may be exercised at the election of the investor if certain underlying conditions are met. If a large amount of investors are able to redeem these debt securities, this could negatively impact our liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.” If our Hedging and Investment Solutions business is unable to sell structured notes to investors, either because of a credit downgrade or for any other reason, this may limit our future growth, and we may need to raise additional funds externally, either in the form of debt or equity.

Changes to our credit ratings may impact our access to liquidity and future growth potential.

We have a Euro Medium Term Note Program (“EMTN Program”) and have issued a Fixed Rate Reset Perpetual Subordinated Contingent Convertible Notes Program (“AT1 Securities”). In addition, we have a Public Offer Program, a Structured Notes Program and a Tier 2 Capital Structured Notes Program (the “Tier 2 Program”) within Marex Financial, our subsidiary, as issuer or co-issuer, which offer investors returns that are linked to the performance of a variety of asset classes. A downgrade of our or Marex Financial’s credit rating could have a material adverse effect on our ability to issue and sell the securities under the EMTN Program, Public Offer Program, Structured Notes Program or the Tier 2 Program or issue additional AT1 Securities, as, in either case, the securities would be less attractive to potential investors. Our clients’ confidence in our business may also be affected by any credit rating downgrade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

If we experience a credit rating downgrade, we may be unable to renew the revolving credit facility we have with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch (the “Marex Revolving Credit Facility”), the revolving credit facility MCMI has with BMO Harris Bank N.A. (now BMO Bank N.A.) and a syndicate of lenders (the “MCMI Revolving Credit Facility”) or the uncommitted securities financing facility with BMO Harris Bank N.A. (now BMO Bank N.A.) (the “MCMI Credit Facility” and, together with the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, the “Credit Facilities”) at the end of each of the respective terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” In such event, it may not be possible to replace our Credit Facilities with another instrument on commercially favorable terms or at all. If any of our Credit Facilities are unavailable, we may need to raise additional funds externally, either in the form of debt or equity.

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Failure to maintain sufficient liquidity because of a credit downgrade may limit our future growth potential. Moreover, because we enter into certain OTC derivative transactions as principal and issue structured notes to investors, a lower credit rating would make our Hedging and Investment Solutions business less attractive to current and prospective clients. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Investor claims, litigation or regulatory scrutiny may limit our ability to use the Structured Notes Program, the Public Offer Program and the EMTN Program as sources of liquidity or result in losses or reputational damage.

The Structured Notes Program, the Public Offer Program and the EMTN Program are important sources of liquidity for our business. The value and quoted price of the structured notes issued under the Structured Notes Program and the Public Offer Program and notes issued under the EMTN Program at any time will reflect many factors and cannot be predicted. The following factors, among others, many of which are beyond our control, may influence the market value of the notes:

•	interest rates and yield rates in credit markets;

•	the time remaining until the notes mature;

•	our creditworthiness, whether actual or perceived, including any actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures; and

•	in the case of the structured notes:

•	the volatility of the levels of the underlying assets;

•	whether the notes are linked to a single underlying asset or a basket of underlying assets;

•	the level, price, value or other measure of the underlying asset(s) to which the notes are linked; and

•

economic, financial, regulatory, geographic, judicial, political and other developments that affect the level, value or price of the underlying asset(s), and any actual or anticipated changes in those factors.

Changes in the above factors may adversely affect the value of the notes, including the price an investor may receive for the notes in a secondary market transaction. A decrease in the price an investor may receive for the notes may expose us to investor lawsuits and claims regarding potential mis-selling or accusations of misrepresentations regarding the notes. Such claims, and the associated reputational damage, may impact our ability to market, and investor demand for, the Structured Notes Program, the Public Offer Program and the EMTN Program. Our failure to market the Structured Notes Program, the Public Offer Program or the EMTN Program, or a lack of investor demand for the notes issued under either program, may decrease our net liquidity reserves. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

We use third-party distributors to distribute structured notes to investors. If the distributors breach their contractual obligations to us to appropriately distribute the structured notes to the target market that we have identified, or misrepresent the financial performance of the notes, we may be subject to mis-selling claims from investors in the structured notes. A distributor may otherwise breach its contractual obligations to us. For example, in 2020, one of our distributors failed to fulfill investor orders it had communicated to us and for which we had already entered into hedging transactions. As a result, we experienced losses of $1.9 million when the hedging transactions had to be unwound.

Any of the above factors may impair our development and use of the Structured Notes Program, the Public Offer Program or the EMTN Program and adversely affect our business, financial condition, results of operations and prospects.

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A significant decrease in investor demand for the AT1 Securities could adversely impact our ability to issue further AT1 Securities to satisfy our capital requirements.

Recently, there has been uncertainty as to the regulatory treatment of contingent convertible securities, like our Fixed Rate Reset Perpetual Subordinated Contingent Convertible Notes (“AT1 Securities”), in times of financial turmoil. For example, as part of the sale of Credit Suisse Group AG (“Credit Suisse”) to UBS Group AG (“UBS”) announced in March 2023, the Swiss Financial Market Supervisory Authority (“FINMA”) issued a decree ordering the write-down of outstanding Credit Suisse Additional Tier 1 instruments (the “AT1 Instruments”), comprising an aggregate nominal value of approximately CHF 16 billion ($17.3 billion). The write-down, which was implemented pursuant to the contractual terms of the AT1 Instruments, was enforced notwithstanding the ability of the holders of Credit Suisse ordinary shares to receive consideration in connection with the sale to UBS.

In times of financial stress, there is no guarantee that common equity will remain the first to absorb losses in case of resolution or insolvency, including under governing laws other than Swiss law, and that only after their full use would Additional Tier 1 instruments be converted into equity or written down. If our AT1 Securities are converted into ordinary shares, the number of our ordinary shares issued and outstanding would increase, and our existing shareholders would experience dilution. Further write-downs of Additional Tier 1 instruments in response to unexpected circumstances could adversely impact investor demand for Additional Tier 1 instruments going forward, including demand for our issuance of the AT1 Securities. If investor demand for the AT1 Securities declines, we may need to rely on other instruments to satisfy our capital requirements, and failure to meet our capital requirements could lead to materially adverse regulatory enforcement proceedings or a downgrade in our credit ratings from S&P and Fitch. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

The agreements governing our Credit Facilities and other debt contain financial covenants that impose restrictions on our business.

The agreements governing our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program and other debt impose significant operating and financial restrictions and limit our ability and that of our restricted subsidiaries to incur and guarantee additional indebtedness or make other distributions in respect of, or repurchase or redeem, capital stock and prepay, redeem or repurchase certain debt, among other restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our failure to comply with these restrictive covenants, as well as others contained in any future debt instruments we may enter into from time to time, could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations and require us to repay these borrowings before their maturity. Our inability to generate sufficient cash flow to satisfy our debt obligations, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulation

If we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services, either generally or to certain categories of clients, or obliged to change the scope or nature of our operations.

We operate in a highly regulated environment. Our business includes multiple entities that are regulated by financial services regulators in different jurisdictions, including but not limited to:

•	the FCA in the United Kingdom;

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•	the AMF and the ACPR in France;

•	the Securities & Investments Commission in Australia;

•	the Alberta Securities Commission in Canada;

•	the Central Bank of Ireland;

•	the Companies and Exchange Commission (Commissione Nazionale per le Società e la Borsa) in Italy;

•	the Securities Market Commission (Comissão do Mercado de Valores Mobiliários) in Portugal;

•	the National Securities Market Commission (Comisión Nacional del Mercado de Valores) in Spain;

•	the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in Germany;

•	the Securities and Commodities Authority and the Financial Services Authority in Dubai;

•	the Securities and Futures Commission in Hong Kong;

•	the Monetary Authority of Singapore; and

•	the CFTC, the SEC, FINRA, and the NFA in the United States.

Our failure to comply with applicable regulatory requirements, including with respect to anti-financial crime regulations (including those pertaining to sanctions, AML, anti-corruption, tax evasion and fraud), regulatory capital requirements, conduct of business, governance, reporting obligations and oversight of our internal control environment, could subject us to regulatory enforcement or other actions.

As we grow and diversify our business by expanding into new jurisdictions, services and products, we will be required to operate within new regulatory frameworks. Such new frameworks can be complex, and even where we have consulted local specialists, there is a risk that we may fail to understand or fully implement certain regulatory requirements. This, in turn, may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Equally, the regulatory landscape is constantly evolving in the markets in which we operate (including where we are not currently regulated), with rules and guidance changing frequently, typically increasing our regulatory and compliance obligations and ongoing responsibilities to the markets and our clients. Failure to keep up to date on these developments and implement them correctly and in a timely way may expose us to regulatory inquiries, enforcement or other action as well as reputational damage.

Regulatory compliance requires a significant commitment of resources. Our ability to comply with applicable law and regulation largely depends on our establishment and maintenance of compliance, risk, control and reporting systems, as well as our ability to attract and retain qualified compliance, risk and other control function personnel. These requirements may require us to make future changes to our management and support, control and oversight structure that could significantly increase our costs. We make numerous reports to regulators about relevant trading activities, both on our own behalf and on behalf of certain of our clients. If we fail to make such reports, or make any errors or discrepancies in such reporting, we could be subject to enforcement or other regulatory actions.

This could similarly expose us to litigation, regulatory inquiries, enforcement or other action, as well as reputational damage. Regulators have broad powers to investigate and enforce compliance

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with applicable rules and regulations, including the ability to require the appointment of a skilled person, appoint investigators, impose censures or financial penalties on us, fine, suspend or prohibit our employees from performing regulated activities or limit or withdraw authorizations that we require to operate portions of our business.

We have failed in the past, and may fail in the future, to comply with certain regulatory requirements and have been subject to fines and other orders by U.S. and other regulators and self-regulatory organizations (“SROs”) (including, but not limited to, the CFTC, the Chicago Mercantile Exchange and Nasdaq) in connection with certain of our activities. We have also, from time to time, been subject to immaterial fines by U.S. and global regulators and SROs in connection with routine exchange supervisory oversight. Our failure to address these or any future supervisory action, investigations or enforcement actions could adversely affect our reputation, result in losses of clients and employees, reduce our ability to compete effectively, result in financial losses or result in potential litigation, regulatory actions or penalties (including the imposition of limits on, or withdrawals of, regulatory authorizations). Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Companies in the financial services industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have increased considerably. In addition, following recent news, congressional, regulatory and news media attention to U.S. equities market structure and the regulatory and enforcement environment more generally, has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. The relationships between broker-dealers and market making firms, short selling and “high frequency” and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and SROs, and such scrutiny is likely to continue.

We and our businesses are subject to regulation by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. Complying with relevant regulations may result in significant costs and expenses and adversely affect our business, financial condition and results of operations.

Certain Marex entities are subject to significant governmental regulation in the United States and are required to comply with requirements imposed by the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) amended the Commodity Exchange Act, as amended (“CEA”) to provide for federal regulation of the OTC derivatives market and entities, such as us, that may participate in those markets. The CFTC is responsible for enforcing the CEA and has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. Designated by the CFTC as a registered futures association, the NFA is the industrywide, SRO for the U.S. derivatives industry. The NFA has the authority to implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members. To that end, the Marex entities subject to regulation by the CFTC, the NFA or other SROs must comply with the requirements set out by the CEA, NFA or other applicable law including, as applicable, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for customer funds, maintenance of record keeping measures and, in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes. The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers

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involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA is an SRO authorized by the SEC to oversee and regulate member firms and their registered representatives. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its member firms. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior subject to oversight and approval by the SEC, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Regulators including but not limited to the CFTC, the NFA, the SEC, FINRA and other regulatory and self-regulatory organizations continue to review and refine their rulemakings through additional interpretive guidance, staff no-action relief and supplemental rulemakings. As a result, any new regulations, or modifications to or interpretations of existing regulations, could significantly increase the cost of derivatives and securities transactions, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks encountered, reduce our ability to close out or restructure our existing derivatives contracts, reduce our ability to facilitate securities transactions and increase our exposure to counterparties. If we are limited in our use of derivatives in the future as a result of amendments to regulations promulgated under the Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect the ability to plan for and fund capital expenditures.

Our current regulatory authorizations could be withdrawn or limited, or we may be unable to obtain the necessary authorizations to expand our business into new jurisdictions.

The loss of, or the imposition of material limitations or conditions on, any of our authorizations, permissions or licenses to carry on regulated business could materially impact our operating model.

The loss of any FCA, CFTC, NFA, SEC, FINRA or other authorizations, permissions, licenses or registrations would limit our operations in the United Kingdom, the United States and other relevant jurisdictions. Because the United Kingdom and the United States contributed a significant proportion of our operating profit for the years ended December 31, 2023, 2022 and 2021, limitations on our operations in either of those jurisdictions would have a material adverse effect on our business. We also operate an Organized Trading Facility (“OTF”) as defined in MiFID II (including as implemented and on-shored (as relevant) in the United Kingdom and as amended from time to time) in three entities: Marex Spectron Europe Limited (“MSEL”) in Ireland, Marex SA in France and HPC Investment Services Limited in the United Kingdom. The loss of permission to operate these OTFs could impact clients of our Agency and Execution business who require their trades to be executed on an OTF. This could cause certain of our clients to move their business to a competing OTF operator.

If we fail to comply with applicable law and regulation, we may lose our existing authorizations, permissions, licenses or registrations, and we may be unable to obtain such new approvals in those jurisdictions or elsewhere as needed to continue to provide our business. Other factors, such as a transfer of oversight to a new regulator or a change in regulatory or government policy, could also affect these matters. Our failure to maintain or obtain regulatory authorizations, permissions, licenses or registrations in new jurisdictions could prevent us from maintaining or expanding our business.

Any of these risks could adversely affect our business, financial condition, results of operations and prospects.

Changes in law and regulation could have direct and indirect adverse impacts on our business, activities, clients, market dynamics and structure.

We are subject to the continued risk of legislative and regulatory change, which may further affect our business. We operate in highly regulated environments and are regulated by financial regulators in

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a number of different jurisdictions, including but not limited to the FCA in the United Kingdom and the CFTC, the NFA and the SEC in the United States. Financial regulators may propose or adopt new rules, or new interpretations of existing rules, and certain market participants, SROs, government officials and regulators have requested that governmental and regulatory authorities, including U.S. Congress, the SEC and the CFTC, propose and adopt additional laws and rules. These include rules relating to payment for order flow, which the FCA and the European Securities and Markets Authority (“ESMA”) have both highlighted as raising issues relating to conflicts of interest, off-exchange trading, additional registration requirements, restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for “excessive” order placements and/or cancellations, further transaction taxes, tick sizes, changes to maker/taker rebates programs and other market structure proposals.

The impact of regulatory change can be direct, for example, by impacting the way in which trading in one or more products (whether exchange-traded or OTC derivatives) is undertaken (which might, for example, reduce our role as an intermediary in those markets), or through the introduction of new requirements relating to how we operate as an intermediary and that we are unable to respond to in a satisfactory way. Changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or increase our costs and expenses. In particular, changes in rules to enhance client protection or to regulate the operation of markets might restrict the scope of our activities or may require us to obtain new permissions to continue our activities.

The impact of regulatory change can also be indirect. For example, regulatory changes could affect our clients and their willingness or ability to trade. Regulatory changes could increase our clients’ costs, which could, in turn, reduce our transaction volumes. These or similar changes might also create new types of competition between us and other providers of similar services and products, or put us at a disadvantage relative to our competitors operating in different regulatory environments.

We may incur significant costs to enable us to comply with new regulations (for example, costs associated with establishing the necessary systems and procedures and training personnel). Even if we are successful in adapting our services, the initial and ongoing compliance costs may significantly increase our costs and expenses.

We may incur significant costs to comply with new regulations and respond to regulators’ enquiries and supervision (for example, costs to establish the necessary systems and procedures and training personnel). We may also face significant additional costs because of changes to reflect developing best practice or regulators’ expectations relating to the financial markets (for example, by enhancing our risk management controls). Divergence between the U.K. and E.U. regulatory regimes as a result of Brexit could also further increase our overall compliance burden. Even if we successfully adapt our services, the initial and ongoing compliance costs may require additional investment in management and support resources and significantly increase our cost base. See “—The United Kingdom’s withdrawal from the European Union has adversely affected, and may further adversely affect, our business for multiple reasons that are beyond our control, including adversely affecting economic growth and reducing overall levels of trading activities and the costs of such activities between the United Kingdom and the European Union.”

Our failure to adapt or deliver services that are compliant with new regulation could significantly adversely affect our business and our competitive position, which would in turn reduce our revenue and profitability. Future regulatory reform may require us to make more fundamental changes in our business model, which could materially impact our business, financial condition and results of operations. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

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We may be required to comply with new regulation when we expand into new markets, launch new businesses or expand existing businesses or when we acquire other companies and businesses.

We may develop our activities, acquire new businesses or undertake other changes to our business that affect the composition of our client base or the geographic markets in which we operate.

This could bring us within the scope of new rules, regulations and registration requirements in various jurisdictions, which could increase our regulatory burden and require us to incur additional costs to develop systems and procedures to ensure compliance. It could also increase the risk of infringement of rules and regulations, which may have serious adverse impacts for our business. In the United States, for example, significant organic growth of our U.S. OTC derivatives business, if and to the extent, combined with the growth generated through our acquisition of ED&F Man Capital Markets in the future, could trigger certain quantitative thresholds that might require the relevant Marex entity to register as a swap dealer or major swap participant.

Future acquisitions could also cause us to become subject to additional regulations in new or existing markets. We may need to invest in additional resources to meet these requirements, such as additional risk management and compliance resources. In certain cases, we may be unfamiliar with these additional regulatory requirements, which could increase the cost of compliance and the risk of infringement. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

The amount of capital that we are required to hold or the liquidity requirements applicable to our business may increase in the future, which could limit our operational flexibility and our ability to pay dividends. Our failure to maintain excesses over the minimum levels of capital and liquidity required could also subject us to action by regulators or force us to change the scope of our operations.

Changes in our regulatory environment or our business, or the imposition of new or increased regulatory requirements, could result in increased capital or liquidity requirements at the level of the holding company of Marex or individual regulated subsidiaries, or both. For example, the provisions of the Prudential sourcebook for MiFID Investment Firms (the “MIFIDPRU Sourcebook” in the FCA’s handbook of rules and guidance (the “FCA Handbook”)) and provisions of any legislation, rules and/or guidance that implement or complement the provisions of the MIFIDPRU Sourcebook (the “IFPR Rules”) apply to our business, as do the provisions of the SEC’s Net Capital Rule 15c3-1 under the Exchange Act. The IFPR Rules have caused us to incur implementation and additional compliance costs. We assess the impact of the IFPR Rules on our business and operations on at least an annual basis as part of our Internal Capital Adequacy and Risk Assessment. However, the full impact of the IFPR Rules on our business is not yet certain and may require changes to our capital structure or operations.

Our regulatory capital and liquidity assessments are subject to regular supervisory review by the FCA, CFTC, NFA, SEC, FINRA and other regulatory and self-regulatory bodies. The FCA generally imposes a scalar and other add-ons, and these are subject to change and may increase in the future. Our own assessment of these requirements is also subject to change from time to time and may increase in the future. Increases in individual or consolidated capital or liquidity requirements may restrict the ability of an entity to distribute its earnings within our group or require additional capital to be injected into our business or an individual entity. This may restrict our ability to pay interest, principal and dividends, or require us to raise additional capital or increase our indebtedness. As a result, these regulations may limit our flexibility regarding our capital structure.

Changes to our capital requirements, or our ability to meet them, including changes in insolvency law in any material jurisdiction, could limit or prevent us from treating client exposures on a net basis

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under the IFPR Rules. This could require us to hold additional capital. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects.

Our financial position and results of operations could be adversely affected by changes in taxation rates and regimes, failure to comply with tax requirements, and from challenges by tax authorities.

We are subject to taxes in the various jurisdictions in which we operate, and as a result, we are exposed to changes in taxation rules and regulations (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Furthermore, changes to tax laws on income, sales, use, import/export, indirect or other tax laws, statutes, rules, regulations or ordinances on multinational corporations continue to be considered by countries in the European Union, the United States and other countries where we currently operate or plan to operate, such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses (Pillar Two). These contemplated tax initiatives, if finalized and adopted by countries, and the other tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

Any changes in taxation rates and regimes, such as changes that implement the OECD’s proposals for a Global Minimum Tax of 15% on the profits of affected multinationals in each jurisdiction in which they operate, may require an increased proportion of our profit to be paid in taxation or may cause our activities to become less profitable or unprofitable through the imposition of higher transaction taxes or indirect taxes on us or our clients. Our effective tax rate rose significantly in 2023 in line with the increase in the U.K. corporation tax rate and as a result of material non-deductible costs incurred in the year. The increase in the headline rate of U.K. corporation tax from 19% to 25% may adversely affect our cash flows and profitability after tax in future periods. If we are subject to challenge from tax authorities on these or other matters, we may have to make significant tax payments in the future. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

We may incur significant tax risks and inherit significant tax liabilities in connection with our acquisitions.

We may be exposed to significant tax risks in connection with our acquisitions, including risks relating to restructuring measures that we may implement to achieve a tax-efficient structure. It may not be possible to implement such measures prior to or immediately following the acquisition, and the tax authorities may challenge such measures once they have been implemented. In addition, we may inherit significant tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process.

Any recourse available under the related acquisition agreements may not fully protect us from such risks. If these tax exposures materialize in the future, we may incur significant costs due to possible reassessments, interest on late payments or fines and penalties, which could adversely affect our business, financial condition, results of operations and prospects.

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We may be exposed to transfer price risks in connection with our operating activities.

We take advantage of our international network and centralize our strategic functions. In particular, we transfer and provide goods and services among our corporate group and have adopted an OCED compliant corporate tax transfer pricing model for the billing of intercompany services. There is a risk that tax authorities in individual countries will assess the relevant transfer prices differently from our tax transfer pricing model and address retroactive tax claims against our subsidiaries. While we consider that our transfer pricing model is fully compliant with all relevant legislation, there can be no assurance that our transfer prices will be accepted by all the relevant authorities. In the event of a material dispute of this nature, we will seek to resolve this through mutual agreement procedures. If they fail to be accepted, this could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant regulatory reporting requirements relating to transactions executed with us. Failure to comply with regulatory reporting rules could expose us to the risk of enforcement action by regulators.

We are subject to various regulatory reporting requirements including best execution, trade and transaction reporting requirements under MiFID II and trade reporting requirements under Regulation (EU) No 648/2012 on OTC derivatives, central counterparties and trade repositories (“EMIR”) (in each case, as implemented in the United Kingdom and as amended from time to time). These reporting requirements require us to make public or report to regulators or trade repositories certain information relating to transactions carried on with us or that we have executed. Although we maintain policies and procedures intended to ensure compliance with these requirements, compliance with regulatory reporting requirements has been an area of focus by regulators, with the FCA taking enforcement action against a number of companies in this area. Failure to comply with these rules exposes us to the risk of potential enforcement action by regulators and could adversely affect our business, financial condition, results of operations and prospects.

We are subject to significant regulatory requirements when we hold client money. Failure to comply with the client money rules could expose us to the risk of litigation or enforcement action by regulators.

Our subsidiary Marex Financial holds client money in connection with its clearing business, an area of general regulatory focus. In the United Kingdom and the United States, this is a particular regulatory issue, and several other regulated firms have been the subject of enforcement action, including substantial fines, for failure to comply with the client money rules. We may be subject to similar enforcement action in the future if we fail to comply with relevant client money requirements.

The nature and complexity of the client money rules means that compliance failings have occurred in the past and may occur in the future, inadvertently or in situations in which clients do not suffer, or are not materially at risk of suffering, a loss. Any material failure to comply with relevant rules exposes us to various risks, including potential action by regulators and clients, financial loss and adverse impacts on our reputation and relationships with clients.

Marex Financial also holds client money in segregated client accounts with banks and Clearing Houses in accordance with the client money rules, which could expose us to the risk of failings by those entities and could cause us to experience a material loss if we are responsible for losses to clients or Marex Financial has not abided by its obligations. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

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Environmental, social and governance factors are key and growing focus areas for politicians, policy makers, regulators, investors, activists and consumers worldwide. If we fail to keep pace with the growing body of legislative and regulatory reform in this area and regulator and client expectations, our business may be adversely affected.

There has been increasing, complex scrutiny and rapidly evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, employees and other stakeholders, on environmental, social and governance (“ESG”) practices, commitments, performance and disclosures. New ESG-related laws and regulations on disclosure requirements, governance and risk management, benchmarks and the prudential framework have been introduced or enacted in jurisdictions where we operate. Adoption of proposed laws and regulations, or significant expansion of enacted laws and regulations in the future, could introduce new requirements or otherwise materially impact our business and operations.

For example, on March 6, 2024, the SEC finalized rules on climate-related disclosures, including with regards to greenhouse gas emissions and certain climate-related financial statement metrics. We are still assessing the scope and impact of these rules given how recently they were adopted and the subsequent legal challenges against the rules. Such reporting requirements, or any similar requirements, may be complex, and we may incur substantial compliance costs. In addition, in June 2023, the International Sustainability Standards Board (“ISSB”), an entity founded by the IFRS Foundation, finalized its first two IFRS Sustainability Disclosure Standards covering sustainability-related financial information and climate-related disclosures. Various countries have indicated their intent to incorporate, account for or otherwise adopt these ISSB standards as law, including the United Kingdom, Canada, Hong Kong, Singapore, Nigeria, Japan, New Zealand and Australia. In January 2023, the European Union’s Corporate Sustainability Reporting Directive (“CSRD”) took effect. This directive, as implemented by forthcoming European Union Member State legislation, will result in various sustainability disclosures being provided by various entities, including us and our clients, on a phased basis, with the first entities in scope from January 1, 2024, reporting in 2025. Further, in October 2023, the State of California adopted new climate-related laws, which will require in scope entities to disclose their greenhouse gas emissions, to provide a climate-related financial risk report as well as require entities that market, sell, purchase or use voluntary carbon offsets and make certain claims regarding the reduction of greenhouse gas emissions in California or otherwise operate in California to provide information about the offsets annually on their website. The CSRD and the sustainability and climate disclosure standards released by the ISSB, the California climate-related laws and, to the extent they survive legal challenges, the final SEC climate-related rules will each require or otherwise result in significant new sustainability disclosures from various in-scope entities, which we expect will impact us directly and indirectly and result in increased costs and potentially impact our business or reputation to the extent our disclosures are deemed inadequate or false and misleading. On February 23, 2022, the European Commission adopted a proposal for a directive on corporate sustainability due diligence. The new rules aim to ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside Europe. In December 2023, the European Parliament and the Council of the EU reached informal political agreement on the final text of the Corporate Sustainability Due Diligence Directive (“CSDDD”). However, in February 2024, the Council failed to endorse that agreement. In March 2024, the Council proposed a compromise text of the CSDDD. It is now on Parliament plenary agenda for a vote on adoption on April 24, 2024. Once adopted, Member States will have two years to transpose the directive into national law. As a result there remains uncertainty as to the potential impact of this new regime on us and our clients.

We may also be impacted by a series of other ongoing legislative initiatives at the E.U. and U.K. level. In November 2023, the FCA published a Policy Statement on sustainability disclosure requirements (the “SDR”) and investment labels, with the introduction of a multi-tiered labelling system and further entity and product level SDRs to cover environmental and societal impacts, as well as

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financial risks and rewards. The investment labels, disclosure and naming and marketing rules apply to U.K. asset managers. The FCA also introduced an “anti-greenwashing” rule that will apply to all U.K. regulated firms from May 31, 2024, reiterating that sustainability-related claims must be clear, fair and not misleading. While we are not currently in scope of the SDR regime, new ESG requirements could also materially affect the business and financial condition of our clients and the way they conduct their business, which could indirectly affect us.

A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace of sustainability transition across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with the sustainability transition could impact our competitiveness in the market and damage our reputation, resulting in a material impact on our business. In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business and could result in penalties, fines and/or other sanctions being levied against us as well as lawsuits or other proceedings.

Sustainability-related practices differ by region, industry and issue and are evolving accordingly. Our sustainability-related practices or assessment of such practices may change over time. Similarly, new sustainability requirements imposed by jurisdictions in which we do business may result in additional compliance costs, disclosure obligations or other implications or restrictions on our business and/or operations.

Our business, in particular, the type of products we trade, and our client base could exacerbate the effect of new ESG rules. Legislative and regulatory reform could also cause us to change our business or operations, limit opportunities for further expansion, affect our competitive position, cause us to incur significant compliance and risk management costs and lead to a decline in the demand for our services. If our ESG-related data, processes and reporting are incomplete or inaccurate, it could lead to private, regulatory or administrative challenges or proceedings, including with respect to our disclosure controls and procedures, as well as adverse publicity, any of which could damage our reputation and business.

Further, we purchase carbon offsets to help balance our carbon and energy footprints and have incorporated carbon offsets into our renewable product offering. If the cost of carbon offsets were to materially increase or we were required to purchase a significant number of additional offsets, our cost to obtain these offsets could increase materially, which could impact our ability to meet our environmental sustainability objectives or our financial performance. Additionally, we could experience in the future claims or complaints related to our purchase of such offsets as they relate to our statements regarding carbon neutrality or the verification of the carbon offset programs from which we purchase.

Additionally, organizations that provide information to investors and financial institutions on ESG performance and related matters, such as Institutional Shareholder Services and Glass Lewis, have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. In addition, many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices, including our compliance with certain disclosure standards and frameworks, may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital.

We have communicated, and may in the future communicate, certain additional ESG-or climate-related initiatives and goals to our stakeholders. These initiatives and goals could be difficult and

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expensive to quantify and implement. In addition, such initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be beyond our control. We may be criticized for the scope or nature of such initiatives or goals, for any revisions to such initiatives or goals, or for failing, or being perceived to have failed, to achieve such initiatives or goals, or for establishing ESG-related initiatives and goals at all. Further, the disclosure standards or frameworks we choose to align with, or are or will be required to align with, differ in certain aspects and are evolving and may change over time, either of which may result in a lack of consistent or meaningful comparative data from period to period and/or significant revisions to our goals or reported progress in achieving such goals and aspirations.

Our competitors could have more robust ESG goals and commitments or be more successful at implementing and/or disclosing their ESG matters, goals and commitments, which could cause us to lose clients and adversely affect our reputation. Our competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to our ESG goals and commitments or may not be required to comply with as stringent ESG requirements as we are, which could cause our operating costs to be relatively higher. Any of the above factors could adversely affect our business, financial condition, results of operations and prospects.

If we become a regulated benchmark administrator, we would be exposed to additional requirements and regulatory risk.

The E.U. Benchmarks Regulation and the on-shored U.K. Benchmarks Regulation impose onerous requirements on administrators of in-scope benchmarks. We do not currently administer benchmarks; however, changes to our business, particularly in relation to the Financial Products division of our Hedging and Investment Solutions division, could cause us to become a benchmark administrator.

If we are required to become a benchmark administrator to carry on our business, we may need to incur significant time and costs to comply with the additional requirements. If we inadvertently act as a benchmark administrator without appropriate authorization, we would be exposed to the risk of regulatory action. Our failure to successfully manage these risks could adversely affect our business, financial condition, results of operations and prospects. Further, proposals for significant legislative changes to the scope of the E.U. Benchmarks Regulation are currently being considered, and a review of the U.K. Benchmarks Regulation is also due to take place in the coming years. The impact of any such resulting changes to the E.U. and U.K. regimes on our business remains unknown.

Implementation of and/or changes to the Basel framework, which may affect regulatory capital requirements and liquidity, may impact the treatment of our debt securities.

The Basel Committee on Banking Supervision (“BCBS”) has approved a series of significant changes to the Basel framework for prudential regulation (such changes being referred to by the BCBS as Basel III, and referred to, colloquially, as Basel III in respect of reforms finalized prior to December 7, 2017 and Basel IV in respect of reforms finalized on or following that date). The Basel III/IV reforms, which include revisions to the credit risk framework in general, may result in increased regulatory capital and/or other prudential requirements in respect of certain positions held. The BCBS continues to work on new policy initiatives. National implementation of the Basel III/IV reforms may vary those reforms and/or their timing. Investors in our debt securities including the notes are responsible for analyzing their own regulatory position and prudential regulation treatment applicable to our debt securities including the notes and should consult their own advisers in this respect.

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Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage.

We receive, store, handle, transmit, use and otherwise process confidential, sensitive and personal information as a critical element of our operations. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data on our behalf. We and our vendors are subject to a variety of data processing, protection and privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal information, and those that are specific to certain industries, sectors, contexts, or locations and which may include those as enacted, implemented and amended in the United States, the European Union (and its member states), the United Kingdom and other applicable jurisdictions (regardless of where we have establishments) from time to time (“Privacy Requirements”). These Privacy Requirements, and their application and interpretation are constantly evolving and developing. Our failure to maintain the confidentiality of information or comply with the Privacy Requirements could impact our ability to trade effectively and could result in significant financial losses, litigation by our clients or other counterparties and regulatory sanctions as well as adverse reputational effects.

For example, we are subject to the E.U. General Data Protection Regulation (EU) 2016/679 (the “E.U. GDPR”) and to the U.K. Data Protection Act 2018 and the E.U. General Data Protection Regulation as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018 (collectively, the “U.K. GDPR”) (the E.U. GDPR and U.K. GDPR collectively referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to the processing, protection and privacy of data relating to directly or indirectly identified or identifiable living individuals (“personal data,” with references to personally identifiable information or analogous terms also being covered by this definition), including a principle of accountability and the obligation to demonstrate compliance such as through records of processing, policies, procedures, training and audits as well as obligations in relation to international transfers of personal data and allowing such individuals to exercise certain prescribed rights.

International transfers of personal data to and from the EEA and United Kingdom may become more challenging than they are currently. Recent case law from the Court of Justice of the European Union (“CJEU”) stated that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) may not necessarily be sufficient in all circumstances on its own and transfers must be assessed on a case-by-case basis. It is anticipated that international transfers of personal data from the European Union and United Kingdom to the United States and other jurisdictions will continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to international transfers of personal data continue to develop, we could suffer additional costs, complaints and/or regulatory investigations, sanctions and/or fines, we may have to stop using certain tools and vendors and make other operational changes, we may have to or elect to implement revised international personal data transfer mechanisms for intragroup, client and vendor arrangements within required time frames (such as the Adequacy Decision for entities self-certified under the new EU-US Data Privacy Framework), and/or such developments could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Failure to comply with the GDPR could result in penalties for non-compliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K. GDPR, we could be fined under each regime independently in respect of the same breach. Penalties for breaches (in the worst case) are up to the greater of €20 million / £17.5 million (as applicable) or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing

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activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

We are also subject to current and evolving E.U. and U.K. laws in relation to the use of cookies and other tracking technologies as well as e-marketing practices, including European Directive (2002/58/EC) in the E.U. and the Privacy and Electronic Communications (EC Directive) Regulations 2003 in the U.K. Recent European court and regulator decisions are driving increased attention to cookies and other tracking technologies. If the trend of increasing enforcement by regulators including in relation to the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions, continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. member state and U.K. laws in relation to cookies and other tracking technologies as well as e-marketing, there can be no assurances that we will be successful in our efforts to comply with such laws and violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.

In the United States, there are numerous federal, state and local regulations on privacy, data protection and cybersecurity that govern the processing of personal information and other information. The scope of these laws and regulations is expanding and evolving and may be subject to differing interpretations. For example, we are considered a “financial institution” under the federal Gramm-Leach Bliley Act (the “GLBA”). The GLBA regulates, among other things, the use of certain information about individuals (“non-public personal information”) in the context of the provision of financial services, including by banks and other financial institutions. The GLBA includes both a “Privacy Rule,” which imposes obligations on financial institutions relating to the use or disclosure of non-public personal information, and a “Safeguards Rule,” which imposes obligations on financial institutions and, indirectly, their service providers to implement and maintain physical, administrative and technological measures to protect the security of non-public personal information. Any failure to comply with the GLBA could result in substantial financial penalties.

In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) went into effect in 2020 and imposes obligations on certain businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and sharing practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, creating a patchwork of overlapping, but not identical, state laws. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains increased interest at the federal level as well. In order to comply with the varying state laws around data privacy, data security and data breaches, we must maintain adequate security measures, which require significant investments in resources and ongoing attention.

We cannot predict how future laws and regulations, or future interpretations of current laws and regulations will affect our business or our clients, and the cost of compliance. Changes in these laws and regulations across different jurisdictions could impact our ability to deploy our services in multiple locations. Breaches of these laws and regulations could expose us to legal proceedings, material monetary damages, fines and penalties for such losses under applicable legal or regulatory

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frameworks and result in reputational damage, loss of clients, or higher operating costs, which may adversely affect our business, financial condition, results of operations and prospects.

Our inability to maintain, protect and enforce our intellectual property rights could harm our competitive position and our business.

Our success is dependent, in part, upon protecting our intellectual property rights, including those in our brands and our proprietary know-how and technology. We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual arrangements to establish and protect our intellectual property rights. While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether the measures that we have taken will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights, or that we will be able to successfully enforce our rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition and results of operations.

We rely on our trademarks and trade names to distinguish our services from the services of our competitors, and have registered or applied to register our key trademarks. We cannot assure you that our trademark applications will be approved. In addition, effective trademark protection may be unavailable or limited for some of our trademarks in some foreign countries in which we operate. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

While software and other of our proprietary works may be protected under copyright law, we have not registered any copyrights in these works, and instead, we primarily rely on protecting our software as a trade secret and through contractual protections. In order to bring a copyright infringement lawsuit in the United States, the copyright must first be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited to those available in connection with trade secret misappropriation and breach of contract actions.

Although we attempt to protect certain of our proprietary technologies by entering into confidentiality agreements with our employees, consultants, and others who have access to such technologies and information, these agreements may be breached, and we cannot guarantee that we will have sufficient remedies in the event of the agreements are breached. Furthermore, trade secret laws do no not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Accordingly, despite our efforts to maintain these technologies as trade secrets, we cannot guarantee that others will not independently develop technologies with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.

Policing unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe upon or otherwise violate our proprietary rights. We may be required to spend significant resources to monitor and enforce our intellectual property rights. Any litigation could be expensive to resolve, be time consuming and divert management’s attention, and may not ultimately be resolved in our favor. Furthermore, if we bring a claim to enforce our intellectual property rights against an alleged infringer, the alleged infringer may bring counterclaims challenging the validity, enforceability or scope of our intellectual property rights, and if any such counterclaims are successful, we could lose valuable intellectual property rights. Any of these events could seriously harm our business.

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If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our operations could be adversely affected.

We may become subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of others. Even if we believe these claims are without merit, any claim of infringement, misappropriation or other violation could cause us to incur substantial costs defending against the claim, and could distract management and other personnel from other business. Any successful claim of infringement, misappropriation, or other violation of intellectual property against us could require us to pay substantial monetary damages, require us to seek licenses of intellectual property from third parties or prevent us from using certain intellectual property, which could include trademarks and require us to rebrand our services. Any licensing or royalty agreements, if required, may not be available on commercially reasonable terms or at all. Any of the foregoing could have a negative impact on our business, financial condition and results of operations.

Risks Relating to our Material Weaknesses in Internal Control over Financial Reporting

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

Prior to the completion of the IPO, we were a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), we have identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financing reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support over the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel, implementing new third-party systems and software and implementing additional internal review procedures, policies and controls. We cannot assure you that these measures will improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. As a result, the timing of when we will be able to remediate the material weaknesses is uncertain, and we may not remediate these material weaknesses during the year ended December 31, 2024 or any subsequent periods thereafter.

If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting and the price of our debt

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securities including the notes may be adversely affected, and we may be unable to maintain compliance with the applicable stock exchange listing requirements. Implementing any appropriate changes to our internal control over financial reporting may divert the attention of our management and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

We are subject to Section 404, which requires that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. If we identify any additional material weaknesses in our internal control over financial reporting in the future, or if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could result in the restatement of our financial statements and cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

Risks Relating to our Status as a Foreign Private Issuer

We are a foreign private issuer, and, as a result, we are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events; and

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.

If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain Nasdaq corporate governance rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

It may be difficult to enforce a U.S. judgment against us or certain of our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States.

Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a

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claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

Our amended and restated articles of association will contain exclusive jurisdiction provisions, which may impact the ability of shareholders to bring actions against us in certain jurisdictions or increase the cost of bringing such actions.

Our amended and restated articles of association will provide that the courts of England and Wales shall have the exclusive jurisdiction for resolving all actions or proceedings brought by a shareholder in its capacity as a shareholder or on our behalf against us, our directors, officers or other employees of the Company, other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act and that the U.S. District Court for the Southern District of New York will be the exclusive jurisdiction for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our amended and restated articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

These choice of jurisdiction provisions may limit a shareholder’s ability to bring a claim in a forum that it considers favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive jurisdiction provisions (including exclusive federal jurisdiction provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive jurisdiction provisions in our amended and restated articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, which permits investors to bring actions to enforce a duty or liability under the Securities Act in any state or federal court of competent jurisdiction. If a court were to find either choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action for any reason, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The courts of England and Wales and the U.S. District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering bringing a claim may be located or would otherwise choose to bring the claim, and such judgments may be more or less favorable to us than our shareholders.

Risks Relating to Our Notes

In General

The notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the notes is

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subject to the credit risk of Marex. The notes are unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the notes, and therefore investors are subject to the credit risk of the Marex and to changes in the market’s view of its creditworthiness.

The notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of the Marex’s creditworthiness. The payment of any amount due on the notes is not guaranteed by any entity.

The notes are not insured against loss by any third parties; you can depend only on our earnings and assets for payment and interest, if any, on the notes.

The notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the notes.

The indenture will not restrict the amount of additional indebtedness that we may incur.

The notes and the indenture under which the notes will be issued will not place any limitation on the amount of indebtedness that may be incurred by us. Our incurrence of additional indebtedness may have important consequences for you as a holder of notes, including making it more difficult for us to satisfy our obligations with respect to the notes, increasing the amount of indebtedness ranking equal or (if secured) effectively senior to the notes in the event of our bankruptcy or insolvency, resulting in a loss in the trading value of your notes, if any, and increasing the risk that the credit rating of the notes is lowered or withdrawn.

Our obligations on the notes will be structurally subordinated to liabilities of our subsidiaries.

Our right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may ourselves be recognized as a creditor of that subsidiary. As a result, our obligations under the notes will be structurally subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments. Further, creditors of subsidiaries recapitalized pursuant to our resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including our contributed assets. In addition, our notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to our secured obligations to the extent of the value of the assets securing such obligations.

The market value of the notes may be less than the principal amount of the notes.

The market for, and market value of, the notes may be affected by a number of factors. These factors include:

•	the method of calculating the principal of or any premium, interest or other amounts payable on the notes;

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the relevant notes;

•	any redemption or repayment features of the notes;

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•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory and judicial events that affect the financial markets generally; and

•	any market-making activities with respect to the notes.

Except in cases where the applicable supplement provides to you a right to redeem your notes prior to their final maturity date, the only way to liquidate your investment in the notes prior to maturity will be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. If you sell your notes prior to maturity, you may receive less than the principal amount of such notes.

The amount you receive at maturity may be delayed or reduced upon the occurrence of an event of default.

If the trustee determines that the notes have become immediately due and payable following an event of default with respect to the notes, you may not be entitled to the entire principal amount of the notes, but only to that portion of the principal amount specified in the applicable supplement, together with accrued but unpaid interest, if any. For more information, see “Description of Notes—Events of Default.”

If your notes are rated, the rating is not a guarantee of our credit quality.

Certain of your notes may be rated by credit rating agencies, although we are under no obligation to ensure that the notes are rated by any credit rating agency. Credit ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed in this “Risk Factors” section and other factors that may affect the liquidity or trading value of the notes. Investors should be aware that any rating of Marex reflects the independent opinion of the relevant rating agency and is not a guarantee of Marex’s credit quality. A credit rating is not a recommendation to buy, sell or hold notes and may be revised, suspended or withdrawn by the credit rating agency at any time.

Redemption of our notes prior to maturity may result in a reduced return on your investment.

The terms of our notes, as set forth in the applicable supplement, may permit or require redemption of the notes prior to maturity. That redemption may occur at a time when prevailing interest rates are relatively low. As a result, a holder of the redeemed notes may not be able to invest the redemption proceeds in a new investment that yields a similar return.

There may not be any secondary market for your notes.

Upon issuance, the notes will not have an established trading market. We cannot assure you that a trading market for the notes will develop or, if one develops, that it will be maintained. Although we may apply to list certain issuances of notes on a national securities exchange, we are under no obligation to do so. In addition, in the event that we apply for listing, we may not meet the relevant requirements. We do not expect to announce, prior to the pricing of the notes, whether we will meet such requirements. Even if there is a secondary market, it may not provide significant liquidity. While we anticipate that the agents will act as market makers for the notes, the agents are not required to do so. If the notes are not listed on any securities exchange and the agents were to cease acting as market makers, it is likely that there would be no secondary market for the notes. You therefore must be willing and able to hold the notes until maturity.

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You may be required to pay fees in connection with your investment in the notes.

You may be required to pay an additional amount per security (as specified in the applicable supplement) as a commission for services rendered by any of our agents in connection with your initial purchase of the notes. In addition, to the extent you request that our agent execute a secondary market-making transaction for any of your notes (and the agent agrees to do so), we and our agents may receive a fee in connection with such secondary market-making transaction in addition to any bid-ask spread. To the extent that the applicable supplement allows you to redeem the notes prior to maturity, you may be required to pay a fee in connection with your early redemption of the notes. As a consequence of these fees, you may receive less than the full amount of your notes by executing a market-making transaction or an early redemption, if so specified in the applicable supplement.

You must rely on your own evaluation of the merits of an investment in the notes.

In connection with your purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks entailed by an investment in the notes and not rely on our views in any respect. You should make such investigation as you deem appropriate as to the merits of an investment in the notes.

We have broad discretion in the use of the net proceeds from the offering of securities hereunder and may not use them effectively.

Our management will have broad discretion in the application of the proceeds from the offering of notes hereunder and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our notes. We intend to use the net proceeds from the offering of notes hereunder for working capital, to fund incremental growth and other general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our notes to decline. Pending their use, we may invest the net proceeds from the offering hereunder in a manner that does not produce income or that loses value.

Risks Relating to Floating Rate Notes

Floating rate notes bear additional risks.

For notes that bear interest at a floating rate, there will be additional significant risks not associated with a conventional fixed-rate debt security. These risks include fluctuation of the interest rates and the possibility that investors will receive an amount of interest that is lower than expected. We have no control over a number of matters, including economic, financial, and political events, that are important in determining the existence, magnitude, and longevity of market volatility and other risks and their impact on the value of, or payments made on, floating rate notes. Volatility of rates may adversely impact the return on or market value of such floating rate notes.

You must rely on your own evaluation of the merits of an investment linked to the applicable base rate.

If so specified in the applicable supplement, the notes may bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as a “base rate.” In the ordinary course of their business, we, the agents, and our respective affiliates may have expressed views on expected movements in any such base rate, and may do so in the future. These views or reports may be communicated to our clients, clients of our agents or clients of our respective affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any base rate may at any time have significantly different

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views from those of us, our agents and our respective affiliates. For these reasons, you are encouraged to derive information concerning any applicable base rate from multiple sources, and you should not rely on views expressed by us, the agents or our respective affiliates.

Historical rates are not an indication of future rates.

In the past, certain base rates that may be used for the floating rate notes have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the base rates are not necessarily indicative of future levels. Any historical upward or downward trend in the applicable base rate is not an indication that such base rate is more or less likely to increase or decrease at any time. Future levels of a base rate may bear little or no relation to the historical actual or historical indicative base rate data. Prior observed patterns, if any, in the behavior of market variables and their relation to the base rate, such as correlations, may change in the future. In addition, to the extent that any pre-publication historical data is published with respect to a base rate, production of such historical indicative data inherently involves assumptions, estimates and approximations. No future performance of any base rate may be inferred from any of the historical actual or historical indicative base rate data.

The method used by the publisher of a base rate may change in the future.

The publisher of one or more of the base rates for your floating rate notes may change the manner in which a base rate is calculated. Any such changes could occur after the issue date of your notes and may decrease the amounts of the payments that you receive on the notes. We will not have any obligation to compensate you for any reductions of this kind.

Floating rates of interest are uncertain and may be equal to or less than 0.0%.

If your notes are floating rate notes, as specified in the applicable supplement, no interest will accrue on the notes with respect to any interest period for which the applicable base rate specified in the applicable supplement is zero on the related interest reset date. Floating interest rates, by their very nature, fluctuate, and may be equal to or less than 0.0%. Also, in certain economic environments, floating rates of interest may be less than fixed rates of interest for instruments with a similar credit quality and term. As a result, the return you receive on your notes may be less than that of a fixed rate security issued for a similar term.

Risks Relating to Floating Rate Notes Linked to “Benchmarks”

Regulation, reform and the actual or potential development or discontinuation of interest rate benchmarks, including EURIBOR and SOFR, may affect the value of, return and trading market of those notes that reference such benchmarks.

Various interest rates and other indices that are deemed to be “benchmarks” including EURIBOR and SOFR, are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect on any floating rate notes linked to a benchmark.

These reforms and other pressures may cause these benchmarks to perform differently than in the past (as a result of a change in methodology or otherwise), to be discontinued, create disincentives for market participants to continue to administer or contribute to these benchmarks or have other consequences that cannot be predicted. Any such consequence could have a material adverse effect

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on the value of and return on any such notes based on or linked to a benchmark. Furthermore, the disappearance of a benchmark or changes in the manner of administration of a benchmark could have materially adverse consequences in relation to notes linked to that benchmark, such as floating rate notes linked to EURIBOR or SOFR.

As discussed herein under “Description of Notes—Interest—EURIBOR notes,” under certain circumstances and in the event that a benchmark such as EURIBOR is unavailable, the calculation agent may, in its sole discretion, determine a commercially reasonable alternative for such benchmark. That alternative rate, or any of the replacement rates for EURIBOR that could be used, may result in interest payments that are lower than or that do not otherwise correlate over time with the interest payments that would have been made on floating rate EURIBOR notes if the EURIBOR rate was available in its current form.

SOFR has a limited history and its historical performance is not indicative of its future performance.

The Federal Reserve Bank of New York (the “SOFR Administrator”) began to publish the secured overnight financing rate (“SOFR”) in April 2018. Although the SOFR Administrator has also begun publishing historical indicative SOFR going back to 2014, such historical indicative data inherently involves assumptions, estimates and approximations. Therefore, SOFR has limited performance history and no actual investment based on the performance of SOFR was possible before April 2018.

The level of SOFR over the term of any notes linked to SOFR may bear little or no relation to the historical level of SOFR. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or any notes linked to SOFR may be inferred from any hypothetical or actual historical performance data. Hypothetical or actual historical performance data are not indicative of the future performance of SOFR or any notes linked to SOFR. Changes in the levels of SOFR will affect the base rate and, therefore, the return on notes linked to SOFR and the trading price of such notes linked to SOFR, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or any base rate will be positive.

Any failure of SOFR to gain widespread market acceptance could adversely affect notes linked to SOFR.

SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement (repo) market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on notes linked to SOFR and the price at which you can sell such notes.

SOFR may be modified or discontinued, and notes linked to SOFR may bear interest by reference to a rate other than the base rate, which could adversely affect the value of notes linked to SOFR.

The SOFR Administrator may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria

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applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the SOFR Administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case a fallback method of determining the interest rate on securities linked to SOFR as further described under “Description of Notes—Interest—SOFR Rate securities—Effect of a Benchmark Transition Event”). The SOFR Administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the use of SOFR.

If we or our Designee (which may be the calculation agent) determines that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred in respect of SOFR, then the interest rate on securities linked to SOFR will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, which will be a different benchmark than SOFR, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Description of Notes—Interest—SOFR Rate securities—Effect of a Benchmark Transition Event”.

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by a (i) relevant governmental body (such as the Alternative Reference Rates Committee (“ARRC”)) (ii) the International Swaps and Derivatives Association, Inc. (“ISDA”) or (iii) in certain circumstances, us, the calculation agent or another designee. In addition, the terms of securities linked to SOFR would expressly authorize us, the calculation agent or another Designee to make Benchmark Replacement Conforming Changes (as defined below) with respect to, among other things, changes to the definition of “interest period,” timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on securities linked to SOFR by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of securities linked to SOFR in connection with a Benchmark Transition Event could adversely affect the value of securities linked to SOFR, the return on securities linked to SOFR and the price at which you can sell such securities linked to SOFR.

Any determination, decision or election described above will be made in our, the calculation agent’s or another Designee’s sole discretion.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement will not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the SOFR rate securities, the return on the SOFR rate securities and the price at which you can sell the SOFR rate securities), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the SOFR rate securities, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance and (iv) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

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The interest rate on notes linked to SOFR will be based on the base rate, which, as a rate derived from SOFR, is relatively new in the marketplace.

For each interest period, the interest rate on notes linked to SOFR will be based on the base rate, which is calculated using the specific formula described in the applicable supplement, not the SOFR rate published on or in respect of a particular date during such interest period or an arithmetic average of SOFR rates during such period. For this and other reasons, the base rate on notes linked to SOFR during any interest period will not be the same as the base rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an interest period is negative, its contribution to the base rate will be less than one, resulting in a reduction to the base rate used to calculate the interest payable on notes linked to SOFR on the interest payment date for such interest period.

In addition, limited market precedent exists for notes that use SOFR as the base rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Accordingly, the specific formula for the base rate used in notes linked to SOFR may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of notes linked to SOFR.

You will not know the interest rate on your notes until near the end of the interest period.

Because the base rate will be calculated on the interest determination date, which will be a specified number of U.S. Government Securities Business Days (as defined in the applicable supplement) prior to the relevant interest payment date, you will not know the interest rate or the interest amount until that day. For example, if the interest period is three months, you will not know the initial interest rate or the initial interest amount until approximately three months after the settlement date.

We or our designee (which may be the calculation agent) will make determinations with respect to notes linked to SOFR.

We or our designee (which may be the calculation agent) will make certain determinations with respect to notes linked to SOFR, as further described below. In addition, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, we or our designee (which may be the calculation agent) will make certain determinations with respect to notes linked to SOFR in our, our designee’s or the calculation agent’s, sole discretion, as further described above. Any of these determinations may adversely affect the payout to you on notes linked to SOFR. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments. These potentially subjective determinations may adversely affect the payout to you on notes linked to SOFR.

Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency

If you intend to invest in a non-U.S. dollar note—e.g., a note whose principal and/or interest is payable in a currency other than U.S. dollars or that may be settled by delivery of or reference to a non-U.S. dollar currency or otherwise linked to a non-U.S. dollar currency—you should consult your own financial, legal or other advisors as to the currency risks entailed by your investment, as well as the other risks (including tax) relating to such an investment. Notes of this kind may not be an appropriate investment for investors who are unsophisticated with respect to non-U.S. dollar currency transactions.

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An investment in a non-U.S. dollar note involves currency-related risks.

An investment in a non-U.S. dollar note may entail significant risks that may not be associated with a similar investment in a security that is payable solely in U.S. dollars and where settlement value is not otherwise based on a non-U.S. dollar currency. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the various non-U.S. dollar currencies or composite currencies and the possibility of the imposition or modification of foreign exchange controls or other conditions by the United States or other non-U.S. governments. These risks generally depend on factors over which we have no control, such as economic, military and political events and the supply of and demand for the relevant currencies in the global markets.

Changes in currency exchange rates can be volatile and unpredictable.

Rates of exchange between the U.S. dollar and other currencies have been volatile, and this volatility may continue and perhaps spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in a note denominated in a specified currency other than U.S. dollars.

Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. market value of your note, including the principal payable at maturity. That in turn could cause the market value of the note to fall. Depreciation of the specified currency against the U.S. dollar could result in a loss to the investor on a U.S. dollar basis.

Government policy can adversely affect foreign currency exchange rates and an investment in a non-U.S. dollar note.

Foreign currency exchange rates can either float or be fixed by sovereign governments. From time to time, governments use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing non-U.S. dollar notes is that their yields or payouts could be significantly and unpredictably affected by governmental actions. Even in the absence of governmental action directly affecting currency exchange rates, political, military or economic developments in the country issuing the specified currency for a non-U.S. dollar note or elsewhere could lead to significant and sudden changes in the exchange rate between the U.S. dollar and the specified currency. These changes could affect the value of the note as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments.

Governments have imposed from time to time and may in the future impose exchange controls or other conditions, including taxes, with respect to the exchange or transfer of a specified currency that could affect exchange rates as well as the availability of a specified currency for a note at its maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.

Information about exchange rates may not be indicative of future performance.

If we issue a non-U.S. dollar note, we may include in the applicable supplement a currency supplement that provides information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or

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trends in, fluctuations in currency exchange rates that may occur in the future. That rate will likely differ from the exchange rate used under the terms that apply to a particular note. In addition, the historical relationship between the U.S. dollar and the specified non-U.S. currency may not be an accurate proxy for the historical relationship between your own principal currency and that currency.

In a lawsuit for payment on a non-U.S. dollar note, an investor may bear foreign currency exchange risk.

The notes will be governed by the laws of the State of New York. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a security denominated in a foreign currency other than U.S. dollars would be required to render the judgment in the specified currency; however, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on a security denominated in a currency other than U.S. dollars, investors would bear currency exchange risk until judgment is entered, which could be a long time. You will therefore be exposed to currency risk with respect to both the U.S. dollar and, if applicable, the foreign currency.

In courts outside of New York, investors may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on a non-U.S. dollar security in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the currency in which any particular security is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment.

Non-U.S. dollar notes will permit us to make payments in U.S. dollars or delay payment if we are unable to obtain the specified currency.

Notes payable in a currency other than U.S. dollars will provide that, if the other currency is not available to us at or about the time when a payment on the notes comes due because of circumstances beyond our control, we will be entitled to make the payment in U.S. dollars or delay making the payment. These circumstances could include the imposition of exchange controls or our inability to obtain the other currency because of a disruption in the currency markets. If we make payment in U.S. dollars, the exchange rate we will use, unless otherwise specified in the applicable supplement, will be based on the most recently available noon buying rate in New York City for cable transfers of the other currency, available from the Federal Reserve Bank of New York. The most recently available rate may be for a date substantially before the payment date. A determination of this kind may be based on limited information and would involve significant discretion on the part of the exchange rate agent, as specified in the applicable supplement. As a result, the value of the payment in U.S. dollars an investor would receive on the payment date may be less than the value of the payment the investor would have received in the other currency if it had been available, or may be zero.

In addition, the unavailability of the specified non-U.S. currency will expose you to currency risks with respect to the U.S. dollar which would not have existed had the specified non-U.S. currency been available.

We will not adjust any notes to compensate for changes in foreign currency exchange rates.

Except as set forth in the applicable supplement, we will not make any adjustment or change in the terms of any note in the event of any change in exchange rates for the relevant currency, whether in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting that currency or any other currency. Consequently, investors in notes will bear the risk that their investment may be adversely affected by these types of events.

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General Risk Factors

If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary, the price of our notes could decline.

The trading market for our notes may rely in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. We do not have any control over these analysts. If our revenue or our other results of operations are below the estimates or expectations of public market analysts and investors, the price of our notes could decline. Moreover, the price of our notes could decline if one or more securities analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting and an auditor attestation on management’s internal controls report. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage

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outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our securities could be negatively affected, and we could become subject to investigations by the stock exchange on which our ordinary shares are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Raising additional capital restricts our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings and strategic partnerships and alliances. Any indebtedness we incur would result in increased payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us and holders of our securities. Furthermore, the issuance of additional equity or debt by us, or the possibility of such issuance, may cause the market price of these instruments to decline, and holders may not agree with our financing plans or the terms of such financings.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	subdued commodity market activity or pricing levels;

•	the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices;

•	changes in interest rate levels;

•	the risk of our clients and their related financial institutions defaulting on their obligations to us;

•	regulatory, reputational and financial risks as a result of our international operations;

•	software or systems failure, loss or disruption of data or data security failures;

•	an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions;

•	market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency;

•	the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products;

•	the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations;

•	lack of sufficient financial liquidity;

•

if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;

•	significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and

•	if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our

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financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

As explained elsewhere in this prospectus, unless the applicable pricing supplement provides otherwise, we expect to sell the notes through the Dealers at discounts and commissions ranging from 0.300% to 3.150% of the principal amount per note, depending upon the maturity of the relevant series of notes purchased from us.

If all the notes under this continuous offering are sold, we expect to receive aggregate proceeds of between $598,200,000 to $581,100,000 (99.700% to 96.850% of the principal amount of notes sold), after paying Dealers’ discounts and commissions of between $1,800,000 and $18,900,000 (0.300% to 3.150% of the principal amount of notes sold) and before deducting expenses of the offering payable by us which are estimated to be $1,298,560.

We estimate that the net proceeds to us from this offering will be approximately between $579,801,440 and $596,901,440, after deducting the Dealers’ estimated discounts and commissions as well as estimated expenses of the offering that are payable by us. Nevertheless, because we do not know the total principal amount of notes that will be ultimately sold, we are unable to accurately forecast the total net proceeds that will be generated by this offering.

We intend to use the net proceeds from the sale of our notes for working capital, to fund incremental growth and for other general corporate purposes. General corporate purposes may include repayment of debt, redemptions and repurchases of shares of our ordinary shares, debt securities (including the notes) and our other securities, the funding of acquisitions, investments in other businesses, additions to working capital, capital expenditures and investments in or extension of credit to our subsidiaries.

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CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our cash and cash equivalents, capitalization and indebtedness as of December 31, 2023:

•	on an actual basis;

•

on an as adjusted basis to reflect: (i) the payment of an interim dividend of $44.1 million to our shareholders on February 6, 2024, (ii) the conversion of our outstanding Growth Options into 185,894 Growth Shares in connection with and prior to the consummation of our IPO, (iii) the conversion of our outstanding Growth Shares into 8,058,207 non-voting ordinary shares in connection with and prior to the consummation of our IPO, using the initial public offering price of $19.00 per ordinary share, (iv) the exercise of a warrant into 465,536 non-voting ordinary shares in connection with and prior to the consummation of our IPO, (v) the reclassification of all of our non-voting ordinary shares into ordinary shares on a one-for-one basis in connection with and prior to the consummation of our IPO, (vi) the issuance of 1,084,676 additional ordinary shares to former holders of Growth Shares to satisfy the dividend adjustment, and (vii) the issuance and sale of 3,846,153 ordinary shares by us in the IPO at the initial public offering price of $19.00 per ordinary share, after deducting underwriting discounts and commissions and offering expenses payable by us in connection with the IPO; and

•

on a further adjusted basis, to give effect to the adjustments described immediately above and this continuous offering and the use of the net proceeds therefrom, as if this continuous offering had occurred on that date.

Investors should read this table in conjunction with our audited financial statements included in this prospectus as well as “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents(1)	$1,483.5	$1,500.4	$2,080.2

Total debt securities, including current portion:(2)	2,216.3	2,216.3	2,816.3
Structured Notes Program	1,850.4	1,850.4	1,850.4
Public Offer Program	—	—	—
Tier 2 Program	7.4	7.4	7.4
EMTN Program	358.5	358.5	358.5
Notes offered hereby(3)	—	—	600.0
Shareholders’ equity:(4)
Issued capital:
Share capital	0.1	0.1	0.1
Share premium	134.3	195.3	195.3
Retained earnings	555.3	511.2	511.2
Additional Tier 1 capital	97.6	97.6	97.6
Own shares	(9.8)	(21.5)	(21.5)
Other reserves	(1.6)	(1.6)	(1.6)
Total shareholders’ equity	775.9	781.1	781.1

Total capitalization	$2,992.2	$2,997.4	$3,597.4

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(1)

The “as further adjusted” column reflects receipt by us of estimated net proceeds of approximately $579,801,440, after deducting Dealers’ discounts and commissions and estimated offering expenses, and assumes payment of the maximum Dealer’s discount and commission (3.150%) on the notes. See “Use of Proceeds.”

(2)

For more information on the debt securities issued and outstanding as of December 31, 2023 under our Structured Notes Program, Public Offer Program, Tier 2 Program and EMTN Program, please refer to note 32(e) of our audited consolidated financial statements for the year ended December 31, 2023, included in this prospectus.

(3)	Represents the principal amount of notes offered hereby and does not include unamortized transaction costs related to the issuance of notes offered hereby.
(4)	The information with respect to our ordinary shares shown as outstanding in the table above excludes:

•

5,263,157 ordinary shares issuable upon the conversion of our AT1 Securities as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Programs — Additional Tier 1 Capital;”

•	142,709 ordinary shares issuable in connection with the termination of an executive warrant to be effective in connection with our IPO as described in “Management— Equity Incentive Plans — Warrants;”

•

7,224,517 ordinary shares reserved under our Global Omnibus Plan, which became effective upon the completion of the IPO (as well as any shares that become issuable pursuant to provisions in the Global Omnibus Plan that automatically increase the share reserve under the Global Omnibus Plan), as described in “Management— Equity Incentive Plans — Global Omnibus Plan;”

•	1,403,759 ordinary shares held by our EBT that are unallocated;

•	2,435,943 ordinary shares issuable in the aggregate as conditional awards granted under our Global Omnibus Plan in connection with our IPO; and

•

708,180 ordinary shares reserved for issuance under our Employee Share Purchase Plan (the “ESPP”), which became effective in connection with the completion of our IPO (as well as any shares that become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP) as described in “Management— Equity Incentive Plans — Employee Share Purchase Plan.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

On April 24, 2024, our Form F-1 was declared effective by the SEC in connection with our IPO and our ordinary shares began trading on Nasdaq on April 25, 2024. On April 29, 2024, we closed our IPO and we issued 3,846,153 of our ordinary shares and certain selling shareholders offered and sold 11,538,462 of our ordinary shares, each at initial offering price of $19.00 per ordinary share, for gross proceeds to us of $73.08 million and gross proceeds to selling shareholders of $219.23 million, before deducting underwriting discounts and commissions of $19.00 million and $7.31 million in other offering expenses and transaction costs. As of May 24, 2024, the underwriters in the IPO exercised their overallotment option to buy 1,490,489 additional shares from the selling shareholders in the IPO. We did not receive any proceeds from this sale.

In connection with the IPO, the Group undertook a reorganization of our share capital, including a 1.88 to one reverse split of our ordinary shares approved by the board of directors and ordinary shareholders, which became effective on April 25, 2024. As a result of the IPO and the above capital reorganization, the number of our ordinary shares as of April 25, 2024 was 70,818,084. Our financial statements included elsewhere in this prospectus do not reflect the 1.88 to one reverse split of our ordinary shares.

Overview

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our asset and product classes. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members,

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we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC.

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes.

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

Corporate: Our Corporate segment provides key services to our other business segments. Corporate (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted operating loss from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

From 2018 to 2023, we grew our number of active clients from approximately 1,800 to over 4,000 and average balances from less than $1.0 billion to $13.2 billion. Our revenue also grew at a CAGR of 34% during the same periods. For the years ended December 31, 2023, 2022 and 2021, we generated revenue of $1,244.6 million, $711.1 million and $541.5 million, respectively. Our revenue has grown at a CAGR of 52% from 2021 to 2023. For the same periods, we generated profit after tax of $141.3 million, $98.2 million and $56.5 million, respectively, and Adjusted Operating Profit of $230.0 million, $121.7 million and $79.6 million, respectively, with a profit margin of 11%, 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 18%, 17% and 15%, respectively. For the years ended December 31, 2023, 2022 and 2021, we achieved a return on equity (calculated as profit after tax divided by average total equity, which is calculated as the average of total equity as of December 31 of the prior period, June 30 of the current period and December 31 of the current period) of 19%, 17% and 12%, respectively. This represents an expansion of approximately 700 basis points since 2021, with a large portion of the uplift driven by our acquisition of ED&F Man Capital Markets in 2022.

Key Factors Affecting Our Performance and the Comparability of Our Financial Results

Volatility in Commodity Prices and General Economic Activity Levels

We generate revenue primarily from commissions and the spreads we make facilitating and executing client orders as part of our Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions businesses. These revenue sources depend substantially on client trading volumes and commodity pricing levels, which are affected by a wide range of factors, many of which are beyond our control. These factors include volatility and pricing levels in commodities, currency, securities and other markets and inflation rates and general economic conditions and developments.

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High volatility and rising commodity prices generally increase trading activity, whereas low volatility and declining commodity pricing levels generally reduce trading activity and our commission revenue. Reductions in economic activity and growth levels, particularly in emerging markets, also reduce trading activity.

Geopolitical developments, including, but not limited to, the imposition of sanctions, tariffs or embargoes against a specific country or parties, civil unrest, terrorist activity, domestic military intervention or revolution and international armed conflicts, impact the production, availability and cost of certain commodities from time to time and can cause substantial volatility in related commodity prices. For example, in 2022, the energy, grain and metals markets experienced significant volatility due to Russia’s invasion of Ukraine. Energy markets in particular were affected by the extensive sanctions that the United States, the European Union, the United Kingdom and others imposed on Russia and certain Russian government officials, private individuals and Russian companies. In 2021, Russia accounted for 45% of all coal imports by value and 25% of all petroleum oil imports by value into the European Union, as compared to 21% and 17%, respectively, for 2022. Following the introduction of sanctions on Russian oil and coal exports, the price of oil, gas and coal increased. Given Ukraine is a large producer of grain for global markets, the disruption of trade flows caused by the Russian invasion also significantly impacted activity in the agricultural markets.

Russia’s invasion of Ukraine also disrupted metal production, including nickel, palladium and raw aluminum, leading to price increases across all three commodities. Nickel market prices doubled to more than $100,000 per ton on March 8, 2022, which led the LME to temporarily suspend trading in nickel. This significant increase in volatility resulted in increased client activity and higher revenue in our Market Making and Clearing businesses, particularly in the first half of 2022.

A reduction in the production or availability, or increase in the cost, of relevant commodities (or a market perception that changes with respect to these factors has or may become likely) generally results in increased volatility. In the short term, higher volatility generally leads to an increase in commodities trading volumes and commissions for our business. However, if geopolitical developments impact production or the availability of a relevant commodity for an extended period, trading volumes may be reduced. Lower volumes of associated economic activity could also adversely impact our financial performance. The impact of any significant increase in volatility or disruption in commodity markets is seen most notably in our Market Making business. For example, trading volumes in our Market Making business increased approximately 30% year-on-year in 2022, with higher levels of client activity in both energy and metals markets caused by Russia’s invasion of Ukraine and the nickel market as described above, which more than offset lower trading volumes in the agricultural markets due to supply disruptions, resulting in our Market Making revenue increasing by 22% year-on-year in 2022.

There are generally fewer providers of liquidity during periods of volatility, which leads to wider bid-offer spreads and increased commodity hedging. These conditions present us with an opportunity to increase our trading volumes and revenue in our Market Making business. In Clearing, increased client trading volumes generally translate to higher commission revenue.

Expansion and Consolidation through Acquisitions and Investments in New Capabilities

We have expanded our business substantially through acquisitions and investments in new capabilities. As a result, we have extended both our product coverage and geographic footprint and substantially increased the scale and scope of our business.

Our acquisition of ED&F Man Capital Markets provided the following benefits to our business:

•	substantially expanded our geographic exposure in North America, APAC and the Middle East;

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•

increased the size of our client base (our client balances (including segregated and non-segregated client balances) grew by 83% from $8.0 billion as of June 30, 2022 to $14.6 billion as of December 31, 2022, primarily as a result of the acquisition of ED&F Man Capital Markets) and contributed in part to a significant increase in our net interest income for the year ended December 31, 2023; and

•	expanded our clearing, agency and execution capabilities in financial securities, including equities, fixed income and foreign exchange.

The acquisition of the brokerage business of OTCex in February 2023 further strengthened our capabilities in equities, fixed income products and commodities and expanded our operational capabilities in Europe and the Middle East.

Our revenue increased by 75.0% to $1,244.6 million for the year ended December 31, 2023 from $711.1 million for the year ended December 31, 2022. Our performance also benefited from the contribution of ED&F Man Capital Markets acquisition in the fourth quarter of 2022. Our profit after tax increased by 43.9% to $141.3 million for the year ended December 31, 2023 from $98.2 million for the year ended December 31, 2022, and our Adjusted Operating Profit increased by 89.0% to $230.0 million from $121.7 million for the same periods. In addition to ED&F Man Capital Markets and the brokerage business of OTCex, which we acquired in 2023, we have completed selected acquisitions of varying sizes. See “Business—Our Strategic Acquisitions.”

We also have expanded and diversified our business through investments in new capabilities, increasing the number of front-office employees through strategic hires and expanding the range of products and asset classes in which we can service our clients. In particular, we developed our Market Making business by adding recycled metals capabilities and carbon offsets to our renewables product offering, and in our Hedging and Investment Solutions business, we have continued to invest in our derivatives engine and client portal.

These acquisitions and investments in new capabilities have materially increased our geographical footprint and product coverage in recent years and further diversified our business. As a result, it may be difficult to compare certain periods of growth against our prior and future periods. We anticipate pursuing a similar strategy in future periods to further expand our business through additional acquisitions and investments in new capabilities.

Industry Competition and Employee Compensation

The success of our business depends upon our ability to offer competitive products and services, which is underpinned by having a strong employee base, including front-office staff, who help to provide our competitive products and services to our growing client base.

Front-office staff play an important role in acquiring and retaining trading business from clients. We compete with other interdealer brokers for front-office staff who have key counterparty relationships and relevant market knowledge. The average number of our front-office FTE increased to 1,028 as of December 31, 2023 from 695 and 615 as of December 31, 2022 and 2021, respectively, as we expanded our business through both acquisitions and organic growth.

The majority of our cost base is headcount-related compensation and benefits, a significant proportion of which is variable and can flex with revenue. Overall, in 2023, approximately 47% of our cost base was fixed and approximately 53% was variable. In 2023, our costs were split approximately 70% and 30% between front-office and control and support, respectively. The graphic below presents our average FTE breakdown between the front-office and control and support for each period presented.

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Average FTE Breakdown

1,028
886
695
546
615
447
2020
2021
2022
2023
Front Office FTEs
Control and Support FTEs

Salary and bonus levels for front-office staff are generally based on the volume of activity generated by the individual broker’s team and are sensitive to market compensation levels paid by our competitors. Employee compensation and benefits, which is driven primarily by salary and bonus levels and headcount of staff, has been the largest cost we have incurred since 2021, representing 73.2%, 66.1% and 75.8% of our expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

Interest Income

As part of our Clearing and Hedging and Investment Solutions businesses, we maintain large cash and financial instrument (including Treasury Bills) balances on behalf of clients with exchanges, Clearing Houses, brokers and banks. We also maintain our own cash balances. We earn interest on these balances and generally only make interest payments to certain clients. Accordingly, we are generally able to retain a significant portion of the interest we earn on such balances. Because of the size of our cash and holdings of investable securities, movements in interest rates can have a significant impact on our results of operations and financial condition. According to our sensitivity analysis as of December 31, 2023, our profit before tax would increase by approximately $20 million for a 1% increase in interest rate, and our profit before tax would decrease by approximately $20 million for a 1% decrease in interest rate.

Interest rates may change for a variety of reasons, including external factors outside of our control, such as government macroeconomic policies and responses to levels of inflation. If interest rates fall in future periods, our net interest income will likely decrease. Although we share interest income with certain clients, we generally retain a significant portion of the interest we earn. As a result, lower interest rates would negatively impact our net interest income.

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Climate Change

We provide liquidity to and match counterparties across key energy markets, including crude oil, residual fuel oil, middle distillates, naphtha and gasoline, as part of our Agency and Execution and Market Making businesses. Changes in laws, regulations, policies, social attitudes, client preferences, market dynamics and technological developments and innovations relating to climate change and the transition to a lower carbon economy have decreased the demand, and therefore size, of the markets for certain energy products where we have historically had significant market shares (such as fuel oil). However, such changes have also created opportunities for us to expand into and capture market share in new energy products (such as renewables). The development and creation of new energy products are less predictable (such as wind power), which may lead to increased levels of volatility.

We have a significant presence in the global agricultural markets, with established teams in London, New York and Chicago that broker and trade agricultural products, including coffee, cotton, cocoa, dairy, forestry, grains and oilseeds, livestock and sugar. As a result, the physical impacts of climate change and climate change-driven severe weather events have had, and are expected to continue to have, a direct impact on trading volumes in certain products. For example, activity levels in the cocoa, coffee, sugar and grain commodity markets have been impacted by severe weather exacerbated by climate change. In particular, drought has impacted the volume of grain production in Ukraine in recent years, which in turn has reduced volumes of grain in the market. Reduced volumes in Ukrainian grains and other impacted commodities have led to an increase in hedging activity by market participants and increased our revenue.

Exchange Rates

We report our financial results in U.S. dollars. However, a significant proportion, particularly prior to our acquisition of ED&F Man Capital Markets, of our costs were and are incurred, and a proportion of our trading activity is conducted, in currencies other than the U.S. dollar. Our results of operations and financial condition may therefore be significantly affected by movements in the exchange rates between the U.S. dollar and other currencies, particularly the Pound Sterling and Euro.

As we have extensive operations in the United Kingdom, including significant back-office and other support staff and lease obligations for office space, any appreciation in the Pound Sterling against the U.S. dollar would increase our reported expense levels. As our levels of commissions earned are tied to the volume and pricing levels of commodities traded, any appreciation in the Euro against the U.S. dollar would lead to an increase in the level of our reported commissions from trading activity in commodities priced in Euro.

To minimize our exposure to exchange rate volatility, we use foreign exchange forward contracts to hedge our material future dated Pound Sterling commitments. These foreign exchange forward contracts are designated as cash flow hedges and have terms that do not exceed 12 months. As of December 31, 2023, we had a gain of $2.9 million and, as of December 31, 2022, a gain of $2.2 million, under our foreign exchange forward contracts.

Regulation

We operate in highly regulated jurisdictions and industries. Applicable regulations influence the type of products we may offer clients, and, therefore, these regulations have a significant effect on our revenue and profitability. Our business is subject to direct and indirect regulation by a variety of regulators in multiple jurisdictions, including the FCA in the United Kingdom, the CFTC, NFA, SEC and FINRA in the United States and the AMF and the ACPR in France. See “Business—Regulation.” We are required to meet capital adequacy tests in certain jurisdictions to ensure that we have sufficient capital to mitigate risks from market movements and client and counterparty default.

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In recent years, and most recently due to the COVID-19 pandemic and Brexit, regulators have developed new regulations and other reforms designed to strengthen the financial system and improve the operation of global financial markets. These regulations have impacted the way we conduct our business. For example, under the IFPR, a prudential regime for U.K.-authorized investment firms, we are subject to consolidated prudential supervision by the FCA.

To ensure regulatory compliance, we have invested, and expect to continue to invest, in our compliance and legal functions. We are also subject to routine and ad hoc internal and external regulatory inquiries and investigations. Additional regulation, inquiries or changes in rules promulgated by the authorities and regulators that oversee our business may also increase our compliance costs.

Applicable regulations also influence the behavior of our clients. In recent years, regulators have generally tightened the capital, leverage and liquidity requirements of commercial and investment banks and taken steps to limit or separate their activities to reduce systemic and contagion risk. The volumes of transactions our clients conduct with commercial and investment banks may be affected by their reactions to any such regulatory changes.

Key Performance Indicators

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. We regularly monitor the following operating metrics in order to measure our current performance and project our future performance, which are defined as follows:

“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.

“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.

“Revenue per front-office FTE” means revenue for a given period divided by the average front-office FTE for the same period.

“Active clients” means clients that have generated more than $5,000 in revenue for us in a given period.

“Average balances” means the average amount of segregated and non-segregated client balances that generate interest income for us over a given period, calculated by taking the balances at the end of each quarter for the last five quarters.

“Trades executed” means the total number of trades executed on our platform in a given year.

“Contracts cleared” means the total number of contracts cleared in a given year.

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“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.

	Year Ended December 31,
	2023	2022	2021
FTE	2,167	1,641	1,124
Average FTE	1,914	1,241	1,062
Revenue per front-office FTE ($m)	1.2	1.0	0.9
Active clients	4,059	2,753	2,255
Average balances ($b)	13.2	9.1	4.7
Trades executed (m)	129	58	40
Contracts cleared (m)	856	248	198
Total Capital Ratio (%)	229	266	164

Segments

We report our results in five segments, which consist of our four core segments: Clearing, Agency And Execution, Market Making, Hedging and Investment Solutions, and our Corporate segment.

In prior years, we did not separately report on the Corporate segment, and during 2023, we changed our approach to include Corporate as a separately reportable segment. Our operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as our executive committee, which consists of key members of our senior management team (the “Executive Committee”). The CODM regularly reviews our operating results in order to assess performance and to allocate resources. We measure each reportable operating segment’s performance based on revenue and Adjusted Operating Profit.

Our five segments provide the following services:

•

Clearing: We are the interface between exchanges and clients and provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis and generate net interest income on client balances. We provide clearing services across energy, commodities and financial securities markets across different geographies.

•

Agency and Execution: Using our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are diversified across geographies and asset classes.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

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•

Corporate: Our Corporate segment includes our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support our other operating segments. Corporate manages our resources across the group, makes investment decisions and provides operational support to our other business segments. Corporate manages our funding requirements, with interest expense incurred through the issuance of debt securities, which is charged to other segments thorough intersegmental funding allocations to reflect their consumption of these resources. We derive interest income in Corporate from interest on our house cash balances. The adjusted operating loss from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other the operating segments and corporate costs.

Components of Results of Operations

The following describes certain line items in our consolidated income statement.

Revenue

Our revenue consists of:

Net Commission Income

Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when the customers trade exchange traded derivatives, OTC traded derivatives, fixed income securities and equity securities.

We are responsible for executing and clearing the customers’ purchases and sales. As such, we act as principal, and our commission revenue is recognized on a gross basis.

Commissions on exchange traded derivatives and OTC traded derivatives are recognized at a point in time on the trade date when a client order is cleared or executed or when performance obligation is satisfied. Commissions on traded securities are sale-based commissions that are recognized at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances are based on a percentage of the transaction value.

Commission charged to customers on clearing transactions include clearing fees and other fee expenses. Clearing fees earned represent transaction-based fees charged by the various exchanges and clearing organizations at which we or one of our clearing brokers are a member for the purpose of executing and/or clearing trades through them. Clearing fees are generally passed through to clients’ accounts and are reported gross as we maintain control over the clearing and execution services provided, maintain relationships with the exchanges or clearing brokers and have ultimate discretion in whether the fees are passed through to the clients and the rates at which they are passed through. As clearing fees are transactional based revenues, they are recognized at a point in time on the trade date along with the related commission revenue when the client order is cleared or executed.

In connection with the execution and clearing of trades, we are required to pay fees to the executing brokers, exchanges, clearing organizations and banks. These fees are based on transaction volumes and recognized as commission and fee expense on the trade date. We also pay commissions to third-party introducing brokers (individuals or organizations) that maintain relationships with clients and introduce them to us. Introducing brokers accept orders from clients while we provide the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing broker commissions are determined monthly and presented in commissions and fee

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expense in the income statement and settled quarterly. Commission and fee expenses are generally passed through to clients’ accounts. No other costs related to the generation of commission income are included within commission and fee expense.

Net Trading Income

Net trading income includes realized and unrealized gains and losses derived from market making activities in OTC derivatives, exchange traded derivatives, equities, fixed income and foreign exchange. Net trading income also includes gains and losses generated from transactions in OTC derivatives, equities, fixed income and foreign exchange executed with clients and other counterparties. We enter into these transactions on our own account.

In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognized immediately in the income statement in net trading income only when:

•	the fair value determined using valuation models, is based only on observable inputs or

•	the fair value determined using valuation models is based on both observable and unobservable inputs, but the impact of the unobservable inputs in the fair value is insignificant.

In all other cases, the financial instrument is initially recognized at the transaction price, and the recognition of day 1 profit or loss is deferred and amortized through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.

Net Interest Income

Interest income includes mainly the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances and interest earned in secured financing transactions. Interest income is calculated using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortized cost of the financial liability.

Interest expense includes interest paid to our clients on their balances and paid to our counterparties in secured financing transactions, debt securities issued and borrowings. The interest expense component of our structured notes, which are financial liabilities designated at fair value through profit and loss, are also presented in gross interest expense and are recognized on a market interest rate basis. Interest expense is calculated using the effective interest rate method.

Net Physical Commodities Income

We enter into contracts to purchase physical commodities for the purpose of selling in the near future to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognized and measured at fair value, with the resulting fair value gains and losses being included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced payables and receivables are measured at their fair value through the income statement.

Expenses

Compensation and benefits

Compensation and benefits include wages and salaries, as well as short-term employee benefits and retirement benefits. For short-term employee benefits, a liability is recognized for the amount

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expected to be paid if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. For retirement benefits, we operate defined contribution schemes. Payments to such defined contribution retirement benefit schemes are recognized as an expense when employees have rendered services entitling them to contributions. We expect to incur compensation and benefits costs with respect to new awards granted to our employees.

Depreciation and Amortization

Depreciation of property, plant and equipment begins when such assets are available for use (i.e., when they are in the location and condition necessary to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life.

Software relates to both hosted and internally developed software solutions, both of which have a finite useful economic life of between two and five years. Software is amortized in the income statement on a straight-line basis over the period we expect to benefit from using the software.

Other Expenses

Other expenses mainly relate to expenses for professional fees, non-trading technology and support, trading systems and market data, occupancy and equipment rental, travel and business development and communications. We also anticipate that we will incur additional costs, including related to legal, accounting, insurance and investor relations in connection with our operations as a public company.

Impairment of Goodwill

Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognized in the income statement.

Impairment for credit losses

We recognize a loss allowance for expected credit losses (“ECLs”) on investments in debt instruments that are measured at amortized cost or at fair value through other comprehensive income. No impairment loss is recognized for investments in equity instruments. The amount of ECLs is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. We always recognize lifetime ECLs for trade receivables. ECLs are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on our historical experience and informed credit assessment and forward-looking expectation.

Bargain Purchase Gain on Acquisitions

A bargain purchase results when a business is acquired for less than the fair market value of its net assets, such as if the acquisition date amounts of the identifiable assets, liabilities and contingent liabilities acquired exceed the sum of the fair value of consideration transferred. A bargain gain is recognized in the income statement.

Other Income

Other income relates mainly to a research and development tax expenditure credit.

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Share of Results in Associates and Joint Ventures

Our investment in our associates is accounted for using the equity method. Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our share of net assets of the associate or joint venture since the acquisition date. The income statement reflects our share of the results of operations of the associate.

Tax

Tax expense represents the sum of the tax currently payable and deferred tax. A mix of geographical revenue and costs in any given period drives our effective tax rate. As our business decisions are not driven by a targeted tax rate, but rather by operating activities, this will introduce variability in our effective tax rate year over year, which impacts our net results.

Results of Operations

The following table sets forth the results of operations for the years ended December 31, 2023, 2022 and 2021. We have derived this data from our consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2023	2022	2021
	(millions, except per share data)
Consolidated Income Statement
Commission and fee income	$1,342.4	$651.0	$573.7
Commission and fee expense	(637.5)	(299.2)	(283.8)
Net commission income	704.9	351.8	289.9
Net trading income	411.4	325.3	239.9
Interest income	591.8	194.4	23.1
Interest expense	(470.2)	(165.0)	(26.4)
Net interest income/(expense)	121.6	29.4	(3.3)
Net physical commodities income	6.7	4.6	15.0
Revenue	1,244.6	711.1	541.5
Expenses:
Compensation and benefits	(770.3)	(438.6)	(359.2)
Depreciation and amortization	(27.1)	(13.8)	(10.3)
Other expenses	(237.4)	(147.8)	(103.5)
Impairment of goodwill	(10.7)	(53.9)	—
Provision for credit losses	(7.1)	(9.5)	(0.8)
Bargain purchase gain on acquisitions	0.3	71.6	—
Other income	3.4	2.8	1.9
Share of results in associates and joint ventures	0.8	(0.3)	0.3
Profit before tax	196.5	121.6	69.9
Tax	(55.2)	(23.4)	(13.4)
Profit after tax	$141.3	$98.2	$56.5

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Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Commission Income

Net commission income increased by 100% to $704.9 million for the year ended December 31, 2023 from $351.8 million for the year ended December 31, 2022. The increase was primarily driven by increased customer activity in Agency and Execution, as well as in our Clearing business.

In our Agency and Execution business, net commission income increased by 129% to $473.4 million in 2023 from $207.1 million in 2022, primarily due to a $186.3 million increase in Financial Securities, reflecting the ED&F Man Capital Markets and OTCex acquisitions, both of which significantly increased our capabilities in equities, fixed income, rates and FX markets as well as $79.3 million growth in Energy due to increased activity levels and higher productivity per employee. At the same time, in our Clearing business, net commission income increased by 63% to $236.2 million in 2023 from $144.7 million in 2022, due to increased client activity on our platform compared to the prior period, as a result of the larger client base from the ED&F Man Capital Markets acquisition, which drove a $77.2 million increase, and clients in our existing businesses, which led to a $14.3 million increase.

Net Trading Income

Net trading income increased by 27% to $411.4 million for the year ended December 31, 2023 from $325.3 million for the year ended December 31, 2022. The increase was primarily led by $43.7 million growth in Agency and Execution, driven by our Financial Securities business and a $36.9 million increase in Hedging and Investment Solutions reflecting increased demand.

In Market Making, net trading income increased by 2% in 2023. We experienced strong acquisition driven growth in financial securities products, which grew by 123% to $25.6 million. However, this was partly offset by lower net trading income from the metals, agriculture and energy markets, which decreased by $10.5 million, $1.8 million and $20.5 million, respectively, reflecting lower levels of volatility and client activity due to a return to more normal levels following the exceptional conditions seen in the first half of 2022.

Net Interest Income

Interest income increased by 204% to $591.8 million for the year ended December 31, 2023 from $194.4 million for the year ended December 31, 2022. Interest expense increased by 185% to $470.2 million for the year ended December 31, 2023 from $165.0 million for the year ended December 31, 2022. This growth was driven by both increases in interest rates and average balances. During 2023, the average Fed Funds rate increased to 5.0% for the year ended December 31, 2023 from 1.7% in 2022. In addition to the rise in interest rates, we experienced increases in our total average balances, which increased to $13.2 billion for the year ended December 31, 2023 from $9.1 billion for the year ended December 31, 2022 and $4.7 billion for the year ended December 31, 2021. Average balances grew due to a combination of increased activity levels within our core businesses, higher margin requirements at exchanges in the first half of 2023, as well as the full year impact of the acquisition of ED&F Man Capital Markets. As a result of these increases in interest rates and total client balances, our net interest income increased to $121.6 million for the year ended December 31, 2023 from $29.4 million net interest income for the year ended December 31, 2022.

Net Physical Commodities Income

Net physical commodities income increased by 46% to $6.7 million for the year ended December 31, 2023 from $4.6 million for the year ended December 31, 2022. This increase was

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primarily due to a 10% increase in sales volumes resulting from the acquisition of GMN. For the year ended December 31, 2023, we made a hedging gain of $3.1 million compared to a $4.2 million gain for the year ended December 31, 2022.

Revenue

Revenue increased by 75% to $1,244.6 million for the year ended December 31, 2023 from $711.1 million for the year ended December 31, 2022. Revenue increased across all segments except for Market Making and was primarily driven by an increase in revenue from our Agency and Execution and Clearing businesses, which benefited from an increased number of clients on our platform as a result of organic and inorganic growth. The reduction in Market Marketing revenue reflects lower levels of volatility and client activity compared to the exceptional conditions seen in the prior period.

Expenses

Compensation and benefits

Compensation and benefits expense increased by 76% to $770.3 million for the year ended December 31, 2023 from $438.6 million for the year ended December 31, 2022, primarily due to the full year effect of the ED&F Man Capital Markets and OTCex acquisitions, which increased compensation and benefits by $235.7 million. Costs in our existing businesses grew by $95.6 million, driven by increases to variable pay reflecting improved performance, as well as a year over year increase in salary and wage costs due to pay raises and investing in our control and support functions. Our average number of FTEs increased to 1,914 for the year ended December 31, 2023 from 1,241 for the year ended December 31, 2022.

Depreciation and amortization

Depreciation and amortization expense increased by 96% to $27.1 million for the year ended December 31, 2023 from $13.8 million for the year ended December 31, 2022. The increase was primarily due to the depreciation and amortization of assets acquired during 2023, which were mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses

Other expenses increased by 61% to $237.4 million for the year ended December 31, 2023 from $147.8 million for the year ended December 31, 2022. This increase was primarily due to higher professional fees, which increased by 39% driven by acquisitions and activities related to preparation for our IPO. Trading systems and market data expenses and occupancy and travel expenses increased significantly as a result of our growing business following acquisitions.

Impairment of goodwill

Impairment of goodwill was $10.7 million for the year ended December 31, 2023 and $53.9 million for the year ended December 31, 2022. Our annual assessment of goodwill determined that an impairment of $10.7 million to our Volatility Performance Fund cash generating unit was required, as its value in use was determined to be lower than its carrying value as a result of historic performance and macroeconomic factors. In 2022, the impairment charge was related to the OTC energy business.

Provision for credit losses

Provision for credit losses decreased to $7.1 million for the year ended December 31, 2023 from $9.5 million for the year ended December 31, 2022. In 2023, the decrease primarily related to two

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impairments, one in our Metals business, increasing the 2022 provision to reflect a revised view of recoverability, and one in our Hedging and Investment Solutions business, as a client failed to pay a margin call and no payment was received by year end. In 2022, the impairment losses were recognized on amounts due from two clients unable to cover margin calls during the period.

Bargain Purchase Gain on Acquisitions

Bargain purchase gain on acquisitions was $0.3 million for the year ended December 31, 2023 and $71.6 million for the year ended December 31, 2022. Bargain purchase gains on acquisition relate to a gain of $0.3 million for year ended December 31, 2023, recognized as a result of the acquisition of ED&F Man Capital Markets’ Hong Kong business in 2023 and $71.6 million recognized as a result of the acquisition of ED&F Man Capital Markets’ US and UK businesses for the year ended December 31, 2022.

Tax

Tax expenses increased by 136% to $55.2 million for the year ended December 31, 2023 from $23.4 million for the year ended December 31, 2022. The increase was due primarily to an increase in profit in 2023 (including as a result of our acquisition of ED&F Man Capital Markets). Our effective tax rate in 2023 also increased to 28.1% from 19.2% for each of the years ended December 31, 2022 and 2021. This reflects the increase in the headline U.K. Corporation rate tax from 19% to 25% on April 1, 2023, resulting in a blended rate of 23.5% for the 2023 year, as well as the changing geographic mix of our profits. The U.S. tax expense increased by 164% to $18.79 million in 2023 from $7.12 million in 2022, while our tax expense on foreign operations increased by 234% to $20 million for 2023 from $5.9 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Commission Income

Net commission income increased by 21% to $351.8 million for the year ended December 31, 2022 from $289.9 million for the year ended December 31, 2021. The increase was primarily driven by higher activity in our metals, agriculture and energy markets, which benefited from increased segmental volumes, higher levels of client activity and the acquisition of ED&F Man Capital Markets business in the fourth quarter.

In our Clearing business, net commission income increased by 30% to $144.7 million in 2022, largely reflecting an increase in volumes cleared due to higher levels of client activity and the inclusion of the ED&F Man Capital Markets business operations in the final quarter of the year. In our Agency and Execution business, net commission income increased by 15% to $207.1 million, primarily due to the inclusion of the ED&F Man Capital Markets operations in the final quarter of the year, which expanded our capabilities, particularly in the financial securities markets.

Net Trading Income

Net trading income increased by 36% to $325.3 million for the year ended December 31, 2022 from $239.9 million for the year ended December 31, 2021. The increase was primarily driven by an increase in trading volumes in our Market Making and Hedging and Investment Solutions businesses, which increased collectively approximately 35% in 2022, reflecting an expansion in our service offerings and international footprint and higher volatility as a result of the Russia’s invasion of Ukraine, which resulted in higher levels of client activity on our platform year over year.

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Revenue from the metals and energy markets increased due to the significant increase in volatility and client activity in the first half of 2022 when markets were heavily impacted by Russia’s invasion of Ukraine. These benefits more than offset the year over year revenue decline from agricultural trading activities, which were negatively impacted by the disruption to trade flows from Ukraine’s position as a large producer in the global grains market following the invasion.

Net Interest Income

Interest income increased to $194.4 million for the year ended December 31, 2022 from $23.1 million for the year ended December 31, 2021. Interest expense increased to $165.0 million for the year ended December 31, 2022 from $26.4 million for the year ended December 31, 2021. During 2022 and 2023, central banks around the world have raised interest rates in response to significant inflationary pressures. For example, the average Fed Funds rate, which is the interest rate at which depository institutions trade federal funds with each other overnight, increased to 1.7% for the year ended December 31, 2022 from 0.1% in 2021. In addition to this increase in interest rates, we experienced increases in our client balances (including segregated and non-segregated client balances), which increased to $14.6 billion as of December 31, 2022 from $6.3 billion as of December 31, 2021. These total client balances increases were due to a combination of increased activity levels associated with market volatility, higher absolute market prices of commodities and increased margin requirements, as well as, for the year ended December 31, 2022, the acquisition of ED&F Man Capital Markets. As a result of these increases in interest rates and client balances, our net interest income increased to $29.4 million for the year ended December 31, 2022 from $3.3 million net interest expense in 2021.

Net Physical Commodities Income

Net physical commodities income decreased by 69% to $4.6 million for the year ended December 31, 2022 from $15.0 million for the year ended December 31, 2021. While income from physical commodities activity decreased for the year ended December 31, 2022, this does not include the hedging activities used to manage the market risk arising from this physical commodities activity, which is reported as net trading income. For the year ended December 31, 2021, we incurred hedges of a $9.2 million loss, compared to a $4.2 million gain for the year ended December 31, 2022. When considering the aggregated effect of the income from our physical commodities business and the economic hedges used for risk management purposes, the total of those two activities was $8.8 million for the year ended December 31, 2022, from $5.8 million for the year ended December 31, 2021, representing an increase of 51.7%. This increase was primarily the result of an increase in client demand for sustainable alternatives and buoyant conditions within the metals market.

Revenue

Revenue increased by 31% to $711.1 million for the year ended December 31, 2022 from $541.5 million for the year ended December 31, 2021. The increase was primarily due to an increase in revenue from our Clearing and Market Making businesses, which benefited from an increased number of clients on our platform and increased levels of client activity due to higher volatility in the energy and commodity markets.

Expenses

Compensation and benefits

Compensation and benefits expense increased by 22% to $438.6 million for the year ended December 31, 2022 from $359.2 million for the year ended December 31, 2021 due to a 17% year over

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year increase in salary and wage costs due to pay raises, a 16.9% year over year increase in average headcount, particularly in our Control and Support segment, and an increase in share-based compensation as more staff were included in our incentive plan scheme. Our average FTEs increased to 1,241 for the year ended December 31, 2022 from 1,062 for the year ended December 31, 2021.

Depreciation and amortization

Depreciation and amortization expense increased by 34% to $13.8 million for the year ended December 31, 2022 from $10.3 million for the year ended December 31, 2021. The increase was primarily due to the depreciation and amortization of assets acquired during 2022, mainly right of use assets and property, plant and equipment acquired as a result of business combinations.

Other expenses

Other expenses increased by 43% to $147.8 million for the year ended December 31, 2022 from $103.5 million for the year ended December 31, 2021. This increase was primarily due to an increase in non-trading technology and support costs, trading systems and market data costs due to updates and enhancements to IT systems. Further, professional fees increased due to activities related to acquisitions.

Impairment of goodwill

Impairment of goodwill increased to a loss of $53.9 million for the year ended December 31, 2022, which was primarily due to an impairment charge within our OTC energy business that was recognized due to the combination of market conditions and increased discount rates.

Provision for credit losses

Provision for credit losses increased to $9.5 million for the year ended December 31, 2022 from $0.8 million for the year ended December 31, 2021. The increase was primarily due to the recognition of impairment losses on amounts due from two clients unable to cover margin calls during the period.

Bargain Purchase Gain on Acquisitions

Bargain purchase gain on acquisitions increased to $71.6 million for the year ended December 31, 2022. The acquisition of ED&F Man Capital Markets resulted in a gain due to the desire of the seller to exit the capital markets business segment. The lack of other companies that could acquire the business allowed us to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired business.

Other Income

Other income increased by 47% to $2.8 million for the year ended December 31, 2022 from $1.9 million for the year ended December 31, 2021. The increase was primarily due to a research and development expenditure credit from HMRC, which was identified after a full review and resulted in a $1.2 million taxable credit to the income statement.

Tax

Tax expenses increased by 75% to $23.4 million for the year ended December 31, 2022 from $13.4 million for the year ended December 31, 2021. The increase was due primarily to an increase in profit in 2022.

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Our effective tax rate was 28.1% for the year ended December 31, 2023 and was 19.2% for each of the years ended December 31, 2022 and 2021.

Segment Revenue and Adjusted Operating Profit

Our revenue and Adjusted Operating Profit by operating segment is summarized below.

	Year Ended December 31,
	2023	2022	2021
	(millions)
Revenue
Clearing	$373.6	$200.0	$119.9
Agency and Execution	541.5	230.7	191.6
Market Making	153.9	172.6	141.0
Hedging and Investment Solutions	128.1	100.0	88.8
Corporate	47.5	7.8	0.2
Total Revenue	$1,244.6	$711.1	$541.5

Adjusted Operating Profit
Clearing	$185.0	77.5	38.1
Agency and Execution	71.9	23.4	24.0
Market Making	33.3	66.5	52.2
Hedging and Investment Solutions	33.8	27.8	31.8
Corporate	(94.0)	(73.5)	(66.5)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Clearing

Our Clearing revenue increased by 87% to $373.6 million for the year ended December 31, 2023 from $200.0 million for the year ended December 31, 2022. This increase was primarily due to a combination of the ED&F Man Capital Markets acquisition, which completed in the fourth quarter of 2022, the benefit of higher interest rates and higher margin requirements at exchanges in the first half of the year, as well as organic growth as new clients were acquired.

Our Clearing Adjusted Operating Profit increased by 139% to $185.0 million for the year ended December 31, 2023 from $77.5 million for the year ended December 31, 2022. This increase was due to the revenue factors noted above, while controlling expenditure as the business grew.

Agency and Execution

Our Agency and Execution revenue increased by 135% to $541.5 million for the year ended December 31, 2023 from $230.7 million for the year ended December 31, 2022. This increase was driven by both our Energy and Financial Securities businesses.

In Energy, lower absolute price levels and volatility in our core European energy markets supported increased activity levels. Energy revenue increased 56.4% to $79.1 million for the year ended December 31, 2023. The actions taken to restructure this business during 2022, including the closure of poor performing desks and selective hiring, also benefited from improved productivity, contributing to higher revenue and profitability. Financial Securities revenue increased by 256.5% to $231.7 million for the year ended December 31, 2023 as a result of the ED&F Man Capital Markets acquisition in the fourth quarter of 2022 and the OTCex acquisition in the first quarter of 2023, both of which significantly increased our capabilities in equities, fixed income, rates and FX markets.

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Our Agency and Execution Adjusted Operating Profit increased by 206% to $71.9 million for the year ended December 31, 2023 from $23.4 million for the year ended December 31, 2022. This increase was driven by the client activity levels, restructuring and acquisition activity noted above.

Market Making

Our Market Making revenue decreased by 11% to $153.9 million for the year ended December 31, 2023 from $172.6 million for the year ended December 31, 2022. The decrease was due to a $20.5 million reduction in revenue from Energy markets and a $10.5 million reduction in Metals, which decreased due to lower levels of volatility and client activity, reflecting a return to more normal levels following the exceptional conditions seen in 2022. This was partly offset by growth of $14.0 million in our Securities business as a result of the ED&F Man Capital Markets acquisition.

Our Market Making Adjusted Operating Profit decreased by 50% to $33.3 million for the year ended December 31, 2023 from $66.5 million for the year ended December 31, 2022. This decrease was primarily due to the revenue drivers noted above.

Hedging and Investment Solutions

Our Hedging and Investment Solutions revenue increased by 28% to $128.1 million for the year ended December 31, 2023 from $100.0 million for the year ended December 31, 2022. The increase was due primarily to increasing demand for our investment solutions and commodity hedging solutions, as well as more favorable market conditions.

Our Hedging and Investment Solutions Adjusted Operating Profit increased by 22% to $33.8 million for the year ended December 31, 2023 from $27.8 million for the year ended December 31, 2022. The increase was due primarily to customer demand driven revenue increases.

Corporate

Our Corporate revenue increased by 509% to $47.5 million for the year ended December 31, 2023 from $7.8 million for the year ended December 31, 2022. The increase was mainly due to the effect of rising interest rates on our house cash balances.

Our Corporate Adjusted Operating Profit decreased by 28% to a loss of $94.0 million for the year ended December 31, 2023 from a loss of $73.5 million for the year ended December 31, 2022. The decrease primarily reflects the continued investment in our control and support functions to support business growth.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Clearing

Our Clearing revenue increased by 67% to $200.0 million for the year ended December 31, 2022 from $119.9 million for the year ended December 31, 2021. This increase was primarily due to an increase in commission revenue in our energy, agriculture and metals Clearing businesses and the acquisition of ED&F Man Capital Markets in the fourth quarter of the year. In addition, we onboarded several notable new clients during the year and benefitted from the adoption of a dynamic approach to pricing with certain clients.

Our Clearing Adjusted Operating Profit increased by 103% to $77.5 million for the year ended December 31, 2022 from $38.1 million for the year ended December 31, 2021. This increase was due

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to increases in client volumes, commission revenue as well as higher interest income due to both higher client balances and higher central bank interest rates in response to inflationary pressures, which benefitted our margins, particularly in the second half of the year.

Agency and Execution

Our Agency and Execution revenue increased by 20% to $230.7 million for the year ended December 31, 2022 from $191.6 million for the year ended December 31, 2021. This increase was primarily due to an increase in revenue from financial securities following the completion of the acquisition of ED&F Man Capital Markets.

Our Agency and Execution Adjusted Operating Profit decreased to $23.4 million for the year ended December 31, 2022 from $24.0 million for the year ended December 31, 2021. This decrease was primarily due to deterioration of market conditions including higher absolute energy prices and increased margin requirements, which resulted in decreased client activity in our energy business in the second half of the year. Average front-office headcount slightly increased during the period, as we looked to reallocate resources to invest in certain geographies to expand our product and client coverage, which had a slight negative impact on our Adjusted Operating Profit for our OTC energy operations.

Market Making

Our Market Making revenue increased by 22% to $172.6 million for the year ended December 31, 2022 from $141.0 million for the year ended December 31, 2021. The increase was due primarily to an increase in revenue from our metals and energy businesses, which collectively increased by $46.2 million as a result of a significant increase in volatility and client activity in the first six months of 2022 following Russia’s invasion of Ukraine. However, activity in the agriculture market was lower, as Ukraine is a large producer in the global grains market, and the invasion disrupted trade flows. This caused our revenue for this asset class for the year ended December 31, 2022 to decline by $15.6 million compared to the revenue for this asset class for the year ended December 31, 2021. While volatility remained elevated in the second half of the year, market conditions and levels of client activity normalized.

Our Market Making Adjusted Operating Profit increased by 27% to $66.5 million for the year ended December 31, 2022 from $52.2 million for the year ended December 31, 2021. This increase was primarily due to positive market conditions and change in the mix of strategic investments, organic growth initiatives and the selective hiring of additional resources to further enhance our product development and coverage.

Hedging and Investment Solutions

Our Hedging and Investment Solutions revenue increased by 13% to $100.0 million for the year ended December 31, 2022 from $88.8 million for the year ended December 31, 2021. The increase was due primarily to strong demand for our commodity hedging services due to increased market volatility, combined with our expanded distribution network particularly in the United States, which led to an increase in our number of active clients on our platform. Our Financial Products area of the business was impacted by lower investor risk appetite due to the weaker performance of the equity capital markets, particularly in the first half of the year.

Our Hedging and Investment Solutions Adjusted Operating Profit decreased by 13% to $27.8 million for the year ended December 31, 2022 from $31.8 million for the year ended December 31, 2021. The decrease was due primarily to lowered demand for our Financial Products as

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a result of the weaker performance of the equity markets, particularly in the first half of the year, and continued investment in our distribution capabilities and control and support to support our future growth.

Corporate

Our Corporate revenue increased to $7.8 million for the year ended December 31, 2022 from $0.2 million for the year ended December 31, 2021. The increase was mainly due to higher net interest income, reflecting the effect of rising interest rates.

Our Corporate Adjusted Operating Profit decreased by 11% to a loss of $73.5 million for the year ended December 31, 2022 from a loss of $66.5 million for the year ended December 31, 2021. The decrease primarily reflects the proportional increase in the expenses not recovered from other operating segments as the control and support functions grew.

Non-IFRS Measures

In addition to our results determined in accordance with IFRS, we believe the following non-IFRS measures provide useful information both to management and investors in measuring our financial performance for the reasons outlined below. These measures may not be comparable to similarly titled measures presented by other companies, and they should not be construed as an alternative to other financial measures determined in accordance with IFRS.

We define Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) IPO preparation costs. Adjusted Operating Profit is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Operating Profit is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS measure is profit after tax.

We believe Adjusted Operating Profit is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business. Our actual results can be significantly affected by events that are unrelated to our ongoing operations due to a number of factors, including certain factors set forth under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus. These events include, among other things, the acquisition of ED&F Man Capital Markets and impairment of goodwill.

We define Adjusted Operating Profit Margin as Adjusted Operating Profit (as defined above) divided by revenue. We believe that Adjusted Operating Profit Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS measure is profit margin, which is profit after tax divided by revenue.

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We define the Adjusted Sharpe ratio as the ratio calculated as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The Adjusted Sharpe ratio is used by management to measure our underlying earnings stability and assess the scale of the increase in our Adjusted Operating Profit. The most directly comparable IFRS ratio is the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax.

	Year Ended December 31,
	2023	2022	2021
	(millions, except percentage and ratio)
Non-IFRS Measures:
Adjusted Operating Profit	$230.0	$121.7	$79.6
Adjusted Operating Profit Margin	18%	17%	15%
Adjusted Sharpe ratio	4.3	4.1	2.2

We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition, we believe Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio are measures commonly used by investors to evaluate companies in the financial services industry. However, they are not presentations made in accordance with IFRS, and the use of the terms Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio may vary from others in our industry. Adjusted Operating Profit, Adjusted Operating Profit Margin, the Adjusted Sharpe ratio (or similar measures) are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.

Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio (or similar measures) are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS measures. You should exercise caution in comparing Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio as reported by us to Adjusted Operating Profit, Adjusted Operating Profit Margin and the Adjusted Sharpe ratio as reported by other companies.

Adjusted Operating Profit and Adjusted Operating Profit Margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are:

•	they do not reflect costs incurred in relation to the acquisitions that we have undertaken;

•	they do not reflect impairment of goodwill;

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and

•	the adjustments made in calculating these non-IFRS measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.

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The Adjusted Sharpe ratio has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results or ratios measured or presented under IFRS. Some of these limitations are:

•	the Adjusted Sharpe ratio measures the resilience in actual earnings and therefore should not be considered as a predictive or determinative tool;

•

by definition, the standard deviation included in the calculation of the Adjusted Sharpe ratio is sensitive to outliers, making the measure less relevant to larger, single items, such as non-operating items; and

•	the Adjusted Sharpe ratio could be impacted by the timing of ongoing step changes. The timing of our recent large acquisitions has limited this impact and been supportive of higher readings.

Accordingly, prospective investors should not place undue reliance on Adjusted Operating Profit, Adjusted Operating Profit Margin or the Adjusted Sharpe ratio.

The following table reconciles Adjusted Operating Profit and Adjusted Operating Profit Margin from the most directly comparable IFRS measure, which is profit after tax and profit margin, which is profit after tax divided by revenue, respectively, for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(millions, except percentages)
Profit after tax	$141.3	$98.2	$56.5
Tax	55.2	23.4	13.4
Goodwill impairment charges(a)	10.7	53.9	—
Acquisition costs(b)	1.8	11.5	—
Bargain purchase gains(c)	(0.3)	(71.6)	—
Owner fees(d)	6.0	3.4	2.0
Amortization of acquired brands and customer lists(e)	2.1	1.7	1.0
Activities in relation to shareholders(f)	3.1	0.5	—
IPO preparation costs(g)	10.1	0.7	6.7
Adjusted Operating Profit	$230.0	$121.7	$79.6

Profit margin	11%	14%	10%

Adjusted Operating Profit Margin	18%	17%	15%

(a)

Goodwill impairment charge in 2023 relates to the impairment charge recognized for the Volatility Performance Fund S.A. CGU, largely due to declining projected revenue. Goodwill impairment charge in 2022 relates to the impairment charge recognized for the OTC Energy CGU in 2022, largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates.

(b)

Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of the ED&F Man Capital Markets business, the OTCex group and Cowen’s Prime Services and Outsourced Trading business.

(c)

Bargain purchase gains relate to a gains of $0.3 million recognized as a result of the acquisition of ED&F Man Capital Markets’ Hong Kong business in 2023 and $71.6 million recognized as a result of the ED&F Man Capital Markets’ US and UK businesses in 2022.

(d)

Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our IPO.

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(e)

Amortization of acquired brands and customer lists represents the amortization charge for the year the brands and customer lists were acquired, presented in the income statement within depreciation and amortization.

(f)

Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortization of acquired brands and customer lists. Given the increase of the balance in 2023, this has been reclassified out of the line item and is now presented separately.

(g)	IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

The Adjusted Sharpe ratio is computed as the average of monthly Adjusted Operating Profit divided by the standard deviation of monthly Adjusted Operating Profit. The following table reconciles the Adjusted Sharpe ratio from its most directly comparable IFRS ratio, the Sharpe ratio, which is calculated as the average monthly profit after tax divided by the standard deviation of monthly profit after tax, for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	(millions, except ratios)
Average monthly profit after tax	11.8	8.2	4.7
Standard deviation on monthly profit after tax(a)	5.9	3.0	2.6
Sharpe ratio	2.0	2.8	1.8

Average monthly Adjusted Operating Profit	19.2	10.1	6.6
Standard deviation on monthly Adjusted Operating Profit(a)	4.4	2.5	3.0
Adjusted Sharpe ratio	4.3	4.1	2.2

(a)

In each period, standard deviation is calculated as the square root of the variance of monthly profit after tax relative to the mean. The variance is calculated as the sum of the squares of the difference between monthly profit after tax and the mean profit after tax, divided by the number of months, and the calculation of the ratio is the same for the Sharpe ratio (on a monthly profit after tax basis) and the Adjusted Sharpe ratio (on a monthly Adjusted Operating Profit basis).

A reconciliation of Adjusted Operating Profit to profit after tax is included above.

Organic Growth

We measure “organic growth” as the amount of revenue, profit after tax and Adjusted Operating Profit derived directly from our business operations, excluding any acquisition-related revenue, profit after tax and adjusted operating profit growth, respectively, as defined below. We define “acquisition-related growth” as revenue, profit after tax and Adjusted Operating Profit attributable to acquisitions from the acquisition date through to the end of the next 12 months.

We calculate revenue organic growth as total revenue growth in the period minus the acquisition-related revenue growth attributable to acquisitions from the acquisition date through to the end of the next 12 months (for example, of the first 12 months of revenue of an entity acquired in November 2021, revenue for November and December 2021 would be acquisition-related revenue for the year ended December 31, 2021 and revenue of such entity for the period January to October 2022 would be acquisition-related revenue for the year ended December 31, 2022).

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We calculate profit after tax organic growth as total profit after tax growth in the period minus acquisition-related profit after tax in the period. We calculate acquisition-related profit after tax as profit before tax attributable to acquisitions from the acquisition date through the end of the next 12 months, minus the respective income tax, calculated using our effective tax rate for each period.

We calculate Adjusted Operating Profit organic growth as total Adjusted Operating Profit growth in the period, minus acquisition-related Adjusted Operating Profit in the period. We define acquisition-related Adjusted Operating Profit as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortization of acquired brands and customer lists, (vii) activities in relation to shareholders and (viii) IPO preparation costs, attributable to acquisitions from the acquisition date through the end of the next 12 months.

The following table presents the amount of our overall growth that we attribute to organic growth and to acquisition-related growth for the periods presented.

	Dec. 31, 2023	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth	Dec. 31, 2022	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth	Dec. 31, 2021	Total Growth from Prior Year	Acquisition- Related Growth	Organic Growth
	(millions)
Revenue	$1,244.6	$533.5	$363.0	$170.2	$711.1	$169.6	$54.5	$115.1	$541.5	$132.8	$42.0	$90.8

Profit after tax	141.3	43.0	34.7	8.4	98.2	42.0	5.9	35.8	56.5	12.0	3.2	9.4
Tax	55.2	31.8	13.6	18.3	23.4	10.0	1.4	8.6	13.4	2.2	0.8	0.6
Adjusting items	33.8	33.2	—	33.2	0.6	(9.1)	0	(9.1)	9.8	2.9	0	2.9

Adjusted Operating Profit	$230.0	$108.3	$49.2	$59.1	$121.7	$42.0	$7.3	$34.9	$79.6	$17.6	$4.0	$14.0

(1)

The adjusting items between our reported profit after tax and our group adjusted operating profit are detailed in the reconciliation from profit after tax to Adjusted Operating Profit above. Those reconciling items entirely relate to our Adjusted Operating Profit organic growth measure.

Seasonality

While we are not materially impacted by seasonality, traditionally financial markets around the world generally experience lower volumes at the end of the year due to a slowdown in the business activities around holiday seasons.

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Client Activities

The majority of our balance sheet supports client activity, with approximately 85% of our balance sheet activity driven by client activities as of December 31, 2023. Our balance sheet is made up of short-duration, highly liquid instruments, which we believe drives quicker turnover for these items.

The following table provides a breakdown of our balance sheet by client activities and residual balances.

As of December 31, 2023

		Client Activities
	Total	Repo Agreements	Securities	Derivatives	Client balances	Residual
	($bn)
Cash and liquid assets(1)	4.5				2.5	1.9
Trade and other receivables	4.8				4.5	0.3
Reverse purchase agreements	3.2	3.2	3.2
Securities(2)	4.0
Derivative instruments	0.8			0.8
Other assets(3)	0.3					0.3
Goodwill and intangible assets	0.2					0.2
Total assets	17.8
Trade and other payables	6.8				6.3	0.4
Repurchase agreements	3.1	3.1
Securities(4)	4.2		4.2
Debt securities	2.2					2.2
Derivative instruments	0.5			0.5
Other liabilities(5)	0.1					0.1
Total liabilities	17.0
Net assets	0.8
Total equity	0.8

(1)	Cash and liquid assets include cash and cash equivalents, treasury instruments pledged as collateral and treasury instruments unpledged.
(2)	Securities assets include equity instruments and stock borrowing.
(3)	Other assets are inventory, corporate income tax receivable, deferred tax, investment in associate, investments, right-of-use assets, and property plant and equipment.
(4)	Securities liabilities are stock lending and short securities.
(5)	Other liabilities are deferred tax liability, lease liability, provisions and corporation tax.

Liquidity and Capital Resources

Our primary sources of liquidity include cash from operations, proceeds from the Structured Notes Program and the Public Offer Program, drawdowns under our Credit Facilities and the EMTN Program and proceeds from the AT1 Securities and Tier 2 Notes. Each of these is discussed in further detail in “—Debt Programs” and “—AT1 Securities” below. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing and financing activities for a period of 12 months after the financial statement issuance date.

We require, and will continue to require, significant cash resources to, among other things, post margin with exchanges for client trades, invest into higher yielding permissible investments, pay

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employee compensation and fund acquisitions while maintaining regulatory minimums. One such regulatory minimum is the K-factor capital requirement, which reflects an assessment of market, credit and operational risk for a company’s operations as defined by the IFPR regulations. For the years ended December 31, 2023, 2022 and 2021, we were subject to regulatory minimum K-factor capital requirements of $185 million, $165 million and $93 million, respectively, and we had $543 million, $485 million and $296 million total regulatory capital available for the same periods, respectively. Growth in our K-factor requirements was due to a combination of revenue and balance sheet growth and client activity.

We hold excess capital to support our credit ratings and had a total capital ratio of 229%, 266% and 164% for the years ended December 31, 2023, 2022 and 2021, respectively, and $739 million, $530 million and $475 million in liquidity headroom as of December 31, 2023, 2022 and 2021, respectively. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period. We calculate our liquidity headroom as the maximum cumulative outflow based on three scenarios that we consider (systemic, idiosyncratic and combined) together with assumptions based on various factors, such as variation margin requirements, initial margin call requirements and our ability to draw on the Marex Revolving Credit Facility (as defined below) to give a total headroom over and above triggers and limits approved by our board of directors for each factor.

The risk-adjusted capital framework (“RACF”) is used to evaluate the capital adequacy of financial institutions. The RACF is used to derive a risk-adjusted capital ratio (“RAC ratio”) by comparing a company’s measure of capital, which is total adjusted capital including equity and hybrids, to the risks undertaken by a company as measured by risk-weighted assets (“RWAs”) including credit, market, operational and counterparty risk exposure. The RAC ratio reflects a company’s relative level of capitalization in the context of the economic and industry risks it is exposed to and measures the capital amount available for the company to absorb losses. To determine a company’s RWAs, the risk exposure amount is multiplied by the associated risk weight. The RACF is calibrated so that a RAC ratio of 8% means that a company should have sufficient capital to withstand a substantial stress scenario in developed markets. As of December 31, 2023 and 2022, we calculated our RAC ratio for S&P Global Ratings to be 11.5% and 12.8%, respectively, and our leverage ratio was 3.3 times and 3.2 times for the same periods, respectively.

Based on our forecasts, we believe that cash flows from our operations, available cash on hand and available borrowing capacity under our Credit Facilities, Structured Notes Program, Public Offer Program, EMTN Program and AT1 Securities and Tier 2 Notes will be adequate to service debt, meet liquidity needs and fund necessary capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including any future acquisitions. We could be required, or could elect, to seek additional funding through public or private equity or debt financings.

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Cash Flows

The following table summarizes our key cash flows for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
	(millions)
Net cash from operating activities	$735.0	$225.6	$470.8
Net cash used in investing activities	(97.6)	(46.3)	(19.8)
Net cash (used in)/from financing activities	(72.8)	26.5	(27.2)

Net Cash From Operating Activities

Net cash from operating activities was $735.0 million for the year ended December 31, 2023 as compared to $225.6 million for the year ended December 31, 2022. The increase was due primarily to an increase in debt securities, partly offset by a decrease in trade and other payables.

Net cash from operating activities was $225.6 million for the year ended December 31, 2022 as compared to $470.8 million for the year ended December 31, 2021. The decrease was due primarily to the introduction of our broker dealer business as part of the acquisition of ED&F Man Capital Markets. The cash outflow from the increase in treasury and equity instruments was offset by a cash inflow from an increase in net stock borrowing and lending.

Net Cash Used In Investing Activities

Net cash used in investing activities was $97.6 million for the year ended December 31, 2023 as compared to $46.3 million for the year ended December 31, 2022. The increase was due primarily to cash spent on acquisitions throughout the year.

Net cash used in investing activities was $46.3 million for the year ended December 31, 2022 as compared to $19.8 million for the year ended December 31, 2021. This increase was due primarily to an increase in net cash paid on acquisitions.

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Net Cash (Used in)/From Financing Activities

Net cash used in financing activities was $72.8 million for the year ended December 31, 2023 as compared to a net inflow of $26.5 million for the year ended December 31, 2022. The increase was due primarily to the $58.3 million of dividends paid to shareholders in 2023.

Net cash from financing activities was $26.5 million for the year ended December 31, 2022 as compared to $27.2 million used in the year ended December 31, 2021. This increase was due primarily to Additional Tier 1 capital issued and the settlement of the Tier 2 debt securities during 2022.

Debt Programs

As of December 31, 2023, we had 2,750 debt securities with an aggregate principal amount of $2,523.1 million outstanding, which included $2,188.6 million of debt securities issued under the Structured Notes Program, with an average maturity of 15 months and an average interest rate of SOFR plus 241, and $7.4 million of debt securities issued under our Tier 2 Program, with an average maturity of 26 months and an average interest rate of SOFR plus 643 basis points, and $358.5 million of debt securities issued under the EMTN with an average interest rate of SOFR plus 612 basis points.

Financial Products Programs

In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the “Financial Products Programs”), respectively, which are at the core of Financial Products, our structured notes business. Our Financial Products business provides our clients with structured investment products (the “Structured Notes”) and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. As of December 31, 2023, we had $1,850.4 million debt securities outstanding under these programs, and some of these debt securities include early redemption clauses that may be exercised at the election of the investor if certain underlying conditions are met. If a large amount of investors are able to redeem these debt securities, this could negatively impact our liquidity. See “Risk Factors—Risks Relating to Our Financial Position—We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.”

Structured Notes Program

Under the Structured Notes Program, Marex Group plc and Marex Financial may issue warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the “Structured Securities”).

We publish a private placement memorandum for the Structured Notes Program, which has not been approved by any competent regulatory authority. Structured Securities issued under the Structured Notes Program may be listed on a stock exchange or unlisted. The Structured Notes Program has been approved by the Vienna Stock Exchange and is listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into a program agreement with Citibank N.A., London Branch in respect of the Structured Notes Program (the “Structured Notes Program Agreements”). Pursuant to the terms of the Structured Notes Program Agreements, Marex Group plc and Marex Financial appointed Citibank N.A., London Branch as principal program agent in respect of the Structured Notes Program (the “Structured Notes Agent”). Marex Financial agreed to act as the

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calculation agent for warrants and certificates in respect of the Structured Notes Program. Marex Group plc and Marex Financial may at any time terminate the appointment of the Structured Notes Agents, provided that, so long as any instrument held in a clearing system is outstanding, there will at all times be Structured Notes Agents.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial, entered into an agency agreement with Citibank N.A. London Branch and Citigroup Europe plc in respect of the Structured Notes Program (the “Structured Notes Agency Agreements”). Pursuant to the terms of the Structured Notes Agency Agreements, Marex Group plc and Marex Financial appointed Citigroup Europe plc as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together, the “Structured Notes Agency Agents”). Marex Financial agreed to act as the calculation agent for the notes in respect of the Structured Notes Program. Marex Group plc and Marex Financial may revoke the appointment of any Structured Notes Agency Agents as their agent under the Structured Notes Agency Agreements and/or in relation to any series of notes by not less than thirty days’ notice provided, however, such revocation shall not be effective until a successor thereto has been appointed.

On each of November 26, 2018 and January 25, 2021, Marex Financial, and on September 14, 2022, Marex Group plc and Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Structured Notes Program (the “Structured Notes Deeds of Covenant”). The Structured Notes Deeds of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Structured Notes Deeds of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Structured Notes Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Structured Notes Program conditions contained in the private placement memorandum relating the Structured Notes Program.

Public Offer Program

Under the Public Offer Program, Marex Financial may issue warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms (the “Public Offer Securities”).

We publish a base prospectus for the Public Offer Program, which has been approved by the competent regulatory authority of Luxembourg, and such approval was notified to the competent regulatory authority of Italy. As a result, Public Offer Securities may be listed and traded on the regulated market of the Luxembourg Stock Exchange and listed on Borsa Italiana S.p.A. and traded on the regulated markets of and/or certain trading facilities organized and managed by Borsa Italiana S.p.A. The base prospectus may be registered in Switzerland with the SIX Exchange Regulation AG as an approved prospectus, which would permit public offers of Public Offer Securities issued by Marex Financial.

On September 29, 2023, Marex Group plc and Marex Financial entered into a program agency agreement with Citibank N.A., London Branch and Citibank Europe PLC in respect of the Public Offer Program (the “Public Offer Program Agency Agreement”). Pursuant to the terms of the Public Offer Program Agency Agreement, Marex Group plc and Marex Financial appointed Citibank N.A., London Branch as fiscal agent, principal program agent, paying agent and transfer agent and Citibank Europe PLC as registrar in respect of the Public Offer Program (together the “Public Offer Program Agents”). Marex Financial agreed to act as calculation agent in respect of the Public Offer Program. Marex Group plc and Marex Financial may at any time terminate the appointment of a Public Offer Program Agent as their agent under the Public Offer Agency Agreement and/or in relation to any series of notes,

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provided that, so long as any security held in a clearing system is outstanding, there will at all times be a relevant Public Offer Program Agent.

On September 29, 2023, Marex Group plc and Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds securities under the Public Offer Program (the “Public Offer Deed of Covenant”). The Public Offer Deed of Covenant is intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Public Offer Deed of Covenant, Marex Group plc and Marex Financial constitute the securities issued pursuant to the Public Offer Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Public Offer Program conditions contained in the base prospectus relating to the Public Offer Program.

Tier 2 Program

Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index-linked notes with varied terms that qualify as Tier 2 Capital (the “Tier 2 Notes”).

In July 2020, Marex Financial established a Tier 2 Program and subsequently issued Tier 2 Notes. On June 8, 2020 Marex Financial entered into an agency agreement with Citigroup Global Markets Europe AG and Citibank, N.A., London Branch and on September 28, 2021, Marex Financial entered into an agency agreement with Citigroup Europe plc and Citibank, N.A., London Branch (the “Tier 2 Agency Agreements”). Pursuant to the terms of the Tier 2 Agency Agreements, Marex Financial appointed Citigroup Global Markets Europe AG (in respect of the 2020 Tier 2 Agency Agreement) and Citibank Europe plc (in respect of the 2021 Tier 2 Agency Agreement) as registrar and Citibank N.A., London Branch as fiscal agent, paying agent and transfer agent (together the “Tier 2 Agents”). On each of June 8, 2020 and September 23, 2021, Marex Financial entered into a deed of covenant in favor of any accountholder with Euroclear Bank S.A., Euroclear Bank N.V. or Clearstream Banking, société anonyme, who holds structured notes under the Tier 2 Program (the “Tier 2 Deeds of Covenant”). The Tier 2 Deeds of Covenant are intended to take effect as a deed poll for the benefit of such accountholders from time to time. Pursuant to the terms of the Tier 2 Deeds of Covenant, Marex Financial issued the Tier 2 Notes pursuant to the Tier 2 Program and covenants that they will duly perform and comply with the obligations expressed to be undertaken by them in the Tier 2 Program conditions contained in the private placement memorandum relating the Tier 2 Program.

The Tier 2 Program has been approved by the Vienna Stock Exchange, and the Tier 2 Notes are listed on the Vienna MTF. As of December 31, 2023, we had $7.4 million of Tier 2 Notes outstanding with an average maturity of 26 months and an average interest rate of SOFR plus 643 basis points.

EMTN Program

On October 13, 2022, Marex Group plc entered into a dealer agreement with Goldman Sachs International and HSBC Bank plc to establish our EMTN Program (the “EMTN Dealer Agreement”). Pursuant to the terms of the EMTN Dealer Agreement, Marex Group plc appointed Goldman Sachs International as arranger and dealer (the “Arranger”) and HSBC Bank plc as dealer (together with the Arranger, the “EMTN Dealers”) in respect of the EMTN Program. Under the EMTN Dealer Agreement, the EMTN Dealers may agree from time to time with Marex Group plc, as the issuer of the EMTN notes (all tranches of notes issued under the EMTN Program collectively, the “EMTN Notes”), to subscribe and pay for a tranche of EMTN Notes. Under the EMTN Program, Marex Group plc may, from time to time, issue tranches of notes with varying terms. The establishment of the EMTN Program further strengthened our liquidity position and diversified our sources of funds.

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On October 13, 2022, Marex Group plc entered into an agency agreement with Citicorp Trustee Company Limited, Citibank, N.A., London Branch and Citibank Europe plc in respect of the EMTN Program (the “EMTN Agency Agreement”). Pursuant to the terms of the EMTN Agency Agreement, Marex Group plc appointed Citibank, N.A., London Branch as principal paying agent and calculation agent and Citibank Europe plc as registrar and transfer agent. On the same date, Marex Group plc entered into a trust deed with Citicorp Trustee Company Limited (the “EMTN Trustee”) under which the EMTN Trustee agreed to act as trustee of the EMTN Program (the “EMTN Trust Deed”). Pursuant to the terms of EMTN Trust Deed, EMTN Notes issued under the EMTN Program are constituted by the EMTN Trust Deed and Marex Group plc makes a covenant to pay sums due under the EMTN Notes. The EMTN Trustee holds the benefit of the covenants made by Marex Group plc under the EMTN Trust Deed on trust for itself and any holders of the EMTN Notes.

The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0 million (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Marex Group plc. The EMTN Notes (and any coupon relating thereto) rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of Marex Group plc, present or future (other than obligations of Marex Group plc, which rank or are expressed to rank junior to the EMTN Notes and other than such obligations of Marex Group plc, which are given priority pursuant to applicable statutory provisions or other applicable mandatory law of general application). The EMTN Program contains also certain customary events of default and optional redemption, and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions). The EMTN Program and the EMTN Notes are listed and traded on the Vienna MTF.

In February 2023, we issued 8.375% senior fixed rate notes due February 2, 2028 in the amount of €300.0 million under our EMTN Program (the “2028 Notes”), which was the first tranche of EMTN Notes issued. All of the 2028 Notes may be redeemed at the option of Marex Group plc at par on any day on or after November 2, 2027, up to (but excluding) the maturity date. The net proceeds of the issuance of the 2028 Notes were applied for general corporate purposes, which included the funding of acquisitions.

Additional Tier 1 Capital (“AT1 Securities”)

In June 2022, Marex Group plc issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes (the “AT1 Securities”). The AT1 Securities are perpetual securities with no fixed maturity date and are structured to qualify as AT1 instruments under prevailing applicable capital requirements and are classified as equity instruments according to IAS 32 Financial Instruments: Presentation.

Interest on the AT1 Securities accrues at a fixed rate of 13.250% per annum and is payable semi-annually in arrear in equal instalments on June 30 and December 30 in each year, which commenced on December 30, 2022. If the AT1 Securities have not previously been redeemed, on the first reset date, December 30, 2027, the interest rate will be reset to the five-year semi-annual U.S. treasury securities yield at a constant maturity, plus a margin of 10.158% per annum. Payments of interest on the AT1 Securities are fully discretionary, non-cumulative and conditional upon us being solvent at the time of payment and immediately thereafter. Interest payments will also be canceled if we do not have sufficient distributable reserves or if we are required by the relevant regulator to cancel an interest payment.

In the year ended December 31, 2023, we paid distributions amounting to $13.3 million on the AT1 Securities. We may, in our sole and full discretion, subject to regulatory approval, redeem all of

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the ATI Securities on any day falling in the period commencing on (and including) June 30, 2027 and ending on (and including) the first reset date or on any reset date, which is the fifth anniversary of the first reset date, thereafter at the prevailing principal amount together with accrued but unpaid interest (to the extent that such interest has not been canceled). In addition, the AT1 Securities are redeemable at our option for certain regulatory or tax reasons, subject to regulatory approval, at the principal amount together with accrued but unpaid interest (to the extent that such interest has not been canceled).

In the event of a winding up of Marex Group plc prior to the occurrence of a trigger event, the rights and claims of the holders of the AT1 Securities will rank ahead of the claims of holders of our share capital but junior to the claims of our senior creditors (including holders of our Tier 2 Notes). The AT1 Securities will convert into ordinary shares of Marex Group plc, at a pre-determined conversion price, should our IFPR Common Equity Tier 1 Ratio fall to less than 64% (the “trigger event”). As of the date of this prospectus, the conversion price for our AT1 Securities is $1,000 per ordinary share; however, as a result of the reorganization of our share capital in connection with our IPO, a conversion price adjustment event (the “Adjustment Event”) will occur pursuant to the terms of the AT1 Securities upon completion of our IPO. In accordance with the terms and conditions of the AT1 Securities, we have appointed an independent adviser to make any adjustment that the independent adviser considers appropriate or necessary to the conversion price to account for the Adjustment Event. The independent adviser will determine the revised conversion price following completion of our IPO.

Credit Facilities

As of December 31, 2023, we had access to three external credit facilities with a total of $375 million, two unsecured committed revolving credit facilities with a total of $250 million and an uncommitted securities financing facility of $125 million.

Marex Revolving Credit Facility

We entered into a facility agreement of $120.0 million with Lloyd’s Bank on June 6, 2014, which we renewed in March 2021 (the “2014 Facility Agreement”). On June 30, 2023, we refinanced the 2014 Facility Agreement with HSBC Bank PLC, Barclays Bank plc, Bank of China Limited, London Branch and Industrial and Commercial Bank of China Limited, London Branch. The Marex Revolving Credit Facility is currently committed up to $150.0 million and incorporates a swingline facility of up to $37.5 million (the “Swingline Facility”). Barclays Bank plc and HSBC Bank plc are the lenders for the purposes of the Swingline Facility. Both the Swingline Facility and the Marex Revolving Credit Facility are subject to the overall limit of $150.0 million.

Advances under the Marex Revolving Credit Facility and the Swingline Facility may be applied towards the repayment of any outstanding loans and other financial indebtedness outstanding under the 2014 Facility Agreement, as well as general corporate and working capital purposes.

The rate of interest on a loan under the Marex Revolving Credit Facility or the Swingline Facility will either be: (a) the percentage rate per annum that is the aggregate of the applicable margin, which is by default and subject to certain conditions, including, but not limited to, a change in the credit rating of Marex Group plc, 2.10% per annum (the “Margin”) and the euro interbank offered rate administered by the European Money Markets Institute, or (b) the percentage rate per annum that is the aggregate of the applicable Margin and compounded reference rate for that day as calculated in accordance with the calculation described in the agreement governing the Marex Revolving Credit Facility.

The agreement governing the Marex Revolving Credit Facility contains customary provisions, including voluntary and mandatory prepayment upon a change of control (excluding a qualifying initial

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public offering of Marex Group plc), and we provided certain customary undertakings, such as restricting the creation of security over our and our subsidiaries’ assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Financial Indebtedness (as defined in the Marex Revolving Credit Facility).

The agreement governing the Marex Revolving Credit Facility also requires us to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include a total leverage ratio of less than 3.00:1 (the total leverage ratio being the ratio of net debt to consolidated EBITDA for the 12 months preceding the end of each quarter (the “Relevant Period”)), an interest cover ratio of more than or equal to 3.00:1 (the interest cover ratio being the ratio in any Relevant Period of consolidated EBITDA to net finance charges for that Relevant Period) and a tangible net worth greater than $250,000,000 in respect of any Relevant Period.

The final maturity date of the Marex Revolving Credit Facility is June 30, 2026, subject to an extension option of 12 months.

MCMI Facility

Through our acquisition of ED&F Man Capital Markets Inc. (now Marex Capital Markets Inc.), we have access to a revolving credit facility of $160.0 million (which we reduced to $100.0 million from May 4, 2023) arranged by BMO Harris Bank N.A. (now BMO Bank N.A.) (“BMO”) and in which BMO, Barclays Bank PLC, Customers Bank, TriState Capital Bank and Northbrook Bank & Trust Company are lenders (the “MCMI Facility”). The MCMI Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Facility). The applicable interest rate for each loan made under the MCMI Facility is the rate announced by the administrative agent under the MCMI Facility from time to time as such administrative agent’s prime commercial rate in effect on such day. We are also required to comply with certain financial covenants, including the requirement to maintain certain financial ratios. Such ratios include (i) a minimum net capital amount equal to $312,320,000 and (ii) a minimum total regulatory capital amount equal to $412,500,000.

MCMI Credit Facility

Also through our acquisition of ED&F Man Capital Markets Inc., we have access to a $125.0 million uncommitted securities financing facility through MCMI with BMO Harris Bank N.A. (now BMO Bank N.A.), which is secured by a promissory note and first liens on collateral deposited with BMO Harris Bank N.A., including negotiable warehouse receipts and marketable securities subject to certain haircuts (the “MCMI Credit Facility”). The MCMI Credit Facility contains customary provisions, including voluntary prepayment and mandatory prepayment on a change of control, and provides certain undertakings, such as restricting the creation of security over our assets (with permitted exceptions), agreeing not to dispose of our or our subsidiaries’ assets (subject to exceptions) and not to incur additional Indebtedness (as defined in the MCMI Credit Facility). We are also required to comply with certain financial covenants. The interest rate to be paid is mutually agreed between us and BMO Bank N.A. in accordance with the MCMI Credit Facility.

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Contractual Obligations and Commitments

In the normal course of business, we enter into various contractual obligations that may require future cash payments. The table below sets forth our contractual obligations and commitments to make future payments by type and period as of December 31, 2023.

Contractual Obligations	Total	On Demand	Less Than 3 Months	3-12 Months	1-5 Years	More than 5 Years
Repurchase agreements	$3,118.9	—	3,118.9	—	—	—
Short securities	1,924.8	1.3	1,923.5	—	—	—
Amounts due to exchanges, clearing houses and other counterparties	432.4	432.4	—	—	—	—
Trade payables	5,908.5	5,725.2	183.3	—	—	—
Other creditors	21.7	8.9	10.7	2.1	—	—
Stock lending	2,323.3	—	2,232.3	—	—	—
Debt securities	2,216.3	—	440.2	868.2	889.4	18.5
Lease liabilities	57.8	—	3.4	10.4	31.5	12.5

Total non-derivative financial liabilities as of December 31, 2023	$16,003.7	6,167.8	8,003.3	880.7	920.9	31.0

Critical Accounting Estimates

The preparation of our financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period an estimate is revised. See note 4 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.

Probability of a liquidity event

We have issued Growth Shares, Growth Share Options, Nil-cost Options and Warrants (each as defined in “Management—Equity Incentive Plans”) under previous share based payment awards for which redemption or exercise is contingent upon the occurrence of a liquidity event (defined as a sale, initial public offering or liquidation). We have reviewed the IFRS considerations necessary to assess whether as of December 31, 2023, a liquidity event was probable. The assessment considered factors such as the progress of our IPO offering, previous historical experience with planned liquidity events and external factors impacting the occurrence of a liquidity event. Considering that a number of factors that are outside our control, we have concluded that a liquidity event was not probable as of December 31, 2023.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires us to estimate the future revenue from the CGU and a suitable discount rate in order to calculate the present value.

A number of factors, many of which we have no ability to control, could cause our actual results to differ from the estimates and assumptions employed. These factors include:

•	a prolonged global or regional economic downturn;

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•	a significant decrease in the demand for our services;

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator; and

•	successful efforts by our competitors to gain market share in our markets.

Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate, a material impairment loss or a further impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue growth rates and terminal growth rates. The value in use calculations uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that we are not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. The key assumptions are most relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis is disclosed in note 12 of the consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus for further details.

Quantitative and Qualitative Disclosures of Market Risks

Our activities expose us to a number of financial risks including credit risk, market risk and liquidity risk. We manage these risks through various mitigating controls, and our approach to risk management generally is both prudent and adaptive. Overall responsibility for risk management rests with our board of directors. The board’s risk appetite is articulated and controlled through various mechanisms, including:

•	risk appetite statements applicable to each of the different categories of risk; and

•	a risk classification model which includes: credit, market, operational risk, liquidity, compliance, strategic and business, change and portfolio risk.

Implementation of risk appetite across our businesses is overseen by our Risk Committee. The Risk Committee sets a tolerance for each of the risk, which enables us to measure each individual category against our strategic objectives. The tolerances range between (i) very low, (ii) low, (iii) moderate and (iv) acceptable, with the majority set at either very low or low and two currently set at moderate. Risk limits, underpinned by trigger limits, are set across each risk factor by the Risk Committee (pursuant to its delegated authority as granted by our board of directors) and establish the boundaries within which our executive management team is empowered to operate. Risk limits may be refreshed as needed to meet our changing corporate and strategic initiatives as well as emerging risks to our business. These limits, together with our overall risk appetite, are guided by regular review of the risk registers we have implemented across our businesses and ongoing engagement between our board and executive management team regarding the changing environment in which we operate and the strategic direction of our business.

A risk appetite dashboard is maintained by our risk management team and reported to each of the Risk Committee and the board on a quarterly basis for discussion, with any breach of a trigger or risk limit escalated as needed to the Risk Committee and/or the board to agree the necessary steps to remediate.

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Key risk indicators are also established by our executive management team to enable us to manage our daily operations across our businesses at a more granular level. Dedicated resources within our Risk department control and management the exposures resulting from: (a) our own positions and (b) the positions our clients and related exposures to their counterparties, within the risk appetite set by our board of directors.

For additional information, see note 32 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.

Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Our credit risk principally arises from cash and cash equivalents deposited with third-party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

We only make treasury deposits with banks and financial institutions that have received approval from our Executive Credit and Risk Committee (or their authorized delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.

Our exposure to customer and counterparty transactions and balances is managed through our credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by our Executive Credit and Risk Committee (or their authorized delegates) through a formalized process.

We have received collateral in respect of our derivative assets during the years ended December 31, 2023 and 2022, amounting to $184.5 million and $263.0 million, respectively. Collateral was recognized in amounts due to exchanges, clearing houses and other counterparties.

Market risk

Our activities expose us to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. Our Market Making and Hedging and Investment Solutions businesses generate market risk as we acts as principal.

Market risk sensitivity

We manage market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. We use a range of tools to monitor and limit market risk exposures, including VaR, sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented to provide oversight and control over the Market Making and Hedging and Investment Solutions segments and to ensure that these businesses are conducted within the pre-set risk appetite set by our board.

Market risk management in the Market Making segment

VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the metals, agriculture and CSC businesses in the Market Making segment. Those parts of the Market Making which exhibit market risk are the acquired businesses in 2023, the Equity Market Making desk and the Volatility Performance Fund.

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Value at Risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

Our VaR model for the Metals, Agriculture and CSC businesses is based upon the Monte Carlo simulation technique. This model derives plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates, including interest rates and foreign exchange rates. The model also incorporates the effect of option features on the underlying exposures.

The Monte Carlo simulation model that we use incorporates the following features:

•	5,000 simulations using a variance covariance matrix;

•	simulations generated using geometric Brownian motion;

•	an exceptional decay factor is applied across an estimation period of 250 days; and

•	VaR is calculated to a one-day, 99.75% one-tail confidence level.

We validate VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss. Although a valuable guide to risk, VaR should always be viewed in the context of its limitations, for example:

•	the use of both Monte Carlo and historical simulation as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a one-day holding period assumes that all positions can be liquidated or hedged in one-day. This may not fully reflect the market risk arising at times of severe liquidity stress, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99% or 99.75% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	the VaR (disclosed below) is calculated on the basis of exposures outstanding at the close of business and, therefore, does not necessarily reflect intraday exposure; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

We recognize these limitations by augmenting our VaR limits with other position and sensitivity limit structures. We also apply a wide range of stress testing, both on individual portfolios and on our consolidated positions.

For the Metals, Agriculture and CSC businesses, the VaR as of December 31, 2023 and 2022 was $2.2 million and $1.5 million, respectively, and the average monthly VaR for the years ended December 31, 2023 and 2022 was $2.2 million and $2.0 million, respectively.

The VaR model we used for the Capital Markets business acquired in the United States during 2023 uses the historical simulation with a three-year lookback period. The mandates cover individual desks and overall consolidated positions. The VaR for the acquired ED&F Man Capital Markets business as of December 31, 2023 was $0.35 million and the average monthly VaR for the year ended December 31, 2023 was $0.39 million.

For the remaining Capital Markets businesses, market risk primarily derives from exposure to equities within Marex Fund (the Volatility Performance Fund) and Equities Market Making desks.

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The Volatility Performance Fund provides market making services to clients as well as seeking profitable market opportunities, primarily on equity indices with some additional small exposures to a limited set of commodity underlyers. The risks on the books are managed both by risk sensitivity analysis and stress testing to remain within the agreed limits. The stress exposure for the Volatility Performance Fund was $0.1 million and $0.7 million as of December 31, 2023 and 2022, respectively.

The Equity Market Making business offers market making services on U.K. equities and investment trusts catering to retail stockbrokers, wealth managers and institutional investors. Risk is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in place for monitoring gross long/short exposures. Additionally, a VaR limit of 99.75% for one day is implemented as well to oversee and manage the desk activities. The VaR was $0.1 million as of December 31, 2023 and 2022.

Market risk management in the Hedging and Investment Solutions segment

The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customised OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:

•	commodity risk,

•	equity risk,

•	foreign exchange risk,

•	interest rate risk,

•	credit spread risk, and

•	crypto currency market risk.

Risk sensitivity limits together with scenario stresses are used to manage the market risk for the Hedging and Investment Solutions segment given the inherent complexity of our products. The products traded within this segment are exposed to a number of different market risk, commonly known as the “greeks,” such as delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market Risk function.

The net market risk exposure to customised OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure, were $0.1 million and $2.0 million for the years ending December 31, 2023 and 2022, respectively. Risks on other assets classes are small.

Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.

Risk sensitivity calculations are made using a dedicated risk engine, whose models have been independently validated by a third party. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.

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We issue products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in four other cryptocurrencies, driven from two structured notes previously issued. See note 19 to our consolidated financial statements included elsewhere in this prospectus for a discussion of our exposures to cryptocurrencies.

Foreign currency risk

Our policy is to minimize volatility as a result of foreign currency exposure. To achieve this, we monitor our currency exposure on a daily basis and buy or sell currency to minimize the exposure, in addition to the hedging of material future-dated GBP commitments through the use of derivative instruments. Our policy is to enter into foreign exchange forward contracts to hedge the exchange rate risk of these specific future-dated GBP commitments. See note 32 of our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus for additional details.

Our sensitivity to foreign currency is immaterial as all our non-USD exposure is materially hedged.

As of December 31, 2023 and 2022, the aggregate amount of gains under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is $2.9 million and $2.2 million, respectively. We anticipate that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be reclassified to profit and loss.

For additional information, see note 32 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.

Interest rate risk

We are exposed to interest rate risk based on the difference between the interest rates earned on investments (interest bearing assets such as cash posted to exchanges or deposited with banks and/or invested in highly liquid securities) and the interest rates paid on client balances and firmwide debt financing (interest bearing liabilities). These interest-earning assets and interest-bearing liabilities are not part of our fair value trading portfolio and as such the exposure they create to interest rate risk is measured using a sensitivity analysis. Interest rate risk created by other financial assets and financial liabilities measured at fair value and within our trading portfolio is measured by VaR.

Our exposure to interest rate fluctuations is, however, limited through the offset that exists between the interest-earning assets and interest-bearing liabilities. The sensitivity is variable to the extent that investments are linked to client balances, and in addition, there is limited sensitivity as both the assets and liabilities are exposed to similar reference rates. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, we are only exposed for the time it takes to reset any of our fixed-rate investments, which typically have maturities of less than three months, with the exception of certain U.S. Treasuries, which have a maturity of up to two years.

We monitor interest rate movements and the potential impact to net interest income (“NII”) continuously. We are sensitive to movements in the short-term rates, as changes to the rate will require a rebalancing of any fixed-rate exposure. We consider short-term rates to include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. We are able to manage interest rate exposure using a variety of instruments and are exposed to material changes in the short-term rates, as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. We conducted an analysis of recent changes to short-term rates, and such analysis suggests

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that movements are usually within a 100bps range. This is based on a review of Federal Funds rate movement over a rolling three-month period between January 2022 and September 2023, and as such, we have considered a movement of 100bps to be an extreme scenario over a three-month period.

We have modeled our interest rate sensitivity to show the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and by applying a 100bps movement in rates against the relevant asset and liabilities balances. This reflects the proportion of client assets that are interest-bearing and the average balances of our debt funding. The sensitivity analysis does not include effects that may arise from increased margin calls at exchanges, changes in client behavior or related management actions.

We estimate that for the years ended December 31, 2023 and 2022, if the relevant short-term interest rates had been 100bps higher, our NII would have increased by $38 million and $33 million, respectively. If the short-term interest rates had been 100bps lower, our NII would have decreased by $38 million and $33 million, respectively. This impact relates solely to NII and does not include the impact of compensation or taxes, which would reduce the impact on profit after tax.

For additional information, see note 32 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, we monitor these exposures carefully and ensure that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules. Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Risk Committee of our board of directors.

The largest concentration of cash balances as at December 31, 2023 and 2022 was 46% and 65%, respectively, to a U.K.-based, AA rated global banking group (and a U.K.-based, AA- rated global banking group as of December 31, 2022).

The largest concentration of exposures to exchanges, clearing houses and other counterparties as of December 31, 2023 and 2022 was 38% and 44% to the ICE, respectively, and 38% and 26% to the CME, respectively. As of December 31, 2023 and 2022, the largest concentration of exposures to treasury instruments is to the U.S. government, as 97% (or 100% as of December 31, 2022) of the instruments are issued by the U.S. government or a U.S. government-sponsored enterprise.

Liquidity risk

We define liquidity risk as the failure to meet our day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (“ICARA”) and Liquidity Risk Framework. To mitigate liquidity risk, we have implemented robust cash management policies and procedures that monitor liquidity daily to ensure that we have sufficient resources to meet our margin requirement at clearing houses and with third-party brokers. In the event of a liquidity issue, as of December 31, 2023, we have access to existing global cash resources, including $250.0 million (or $280 million as of December 31, 2022) under our two committed credit facilities, the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, and a further $125 million (or $210 million as of December 31, 2022) via the MCMI Credit Facility. The effect of the callable features within the structured note program is monitored and dynamically updated to reflect

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any changes to expected cashflows as part of our overall liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting our liquidity resources.

There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months.

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and our two committed credit facilities, the Marex Revolving Credit Facility and the MCMI Revolving Credit Facility, as of December 31, 2022, where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.

Internal Control over Financial Reporting

Prior to the completion of our IPO, we were a private company. As a private company, we were not required to have designed or maintained an effective control environment as that of a public company under the rules and regulations of the SEC. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have identified material weaknesses in our internal control over financial reporting.

The material weaknesses relate to (i) the lack of maintaining a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements, (ii) the lack of designing and maintaining an effective risk assessment process, which led to improperly designed controls, (iii) the lack of maintaining appropriate control activities to support over the review of account reconciliations and balance sheet substantiation, the appropriate segregation of duties over manual journal entries and rights over access administrative controls and (iv) the failure to document, thoroughly communicate and monitor control processes and relevant accounting policies and procedures.

We have begun implementation of a plan to remediate the material weaknesses described above. These remediation measures are ongoing and include hiring additional accounting personnel, implementing new third-party systems and software and implementing additional internal review procedures, policies and controls. We cannot assure you that these measures will significantly improve or remediate the material weaknesses described above. The implementation of these remediation measures is in the early stages and will require validation and testing of the design and operating effectiveness of internal control over financial reporting over a sustained period of financial reporting. See “Risk Factors—Risks Relating to our Material Weaknesses in Internal Control Over Financial Reporting—We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.”

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BUSINESS

Our Company

Marex is a diversified global financial services platform providing essential liquidity, market access and infrastructure services to clients across energy, commodities and financial markets. We provide critical services to our clients by connecting them to global exchanges and providing a range of execution and hedging services across a range of our asset and product. We operate in a large and fragmented market with significant infrastructure requirements and regulatory and technological complexity, resulting in high barriers to entry. Moreover, our market is characterized by reduced competitive intensity as we believe many large banks and other financial institutions have reduced their participation in this part of the financial ecosystem. We consider these trends to elevate our value proposition and support our growth, as the scale and diversity of our business enable us to effectively service an underserved and growing global client base.

We generated $1,244.6 million and $711.1 million of revenue for the years ended December 31, 2023 and 2022, respectively, and have a track record of organic growth supplemented by complementary acquisitions that we carefully and efficiently integrate into our infrastructure. The diversification and resilience of our business has increased over the last several years through the expansion of our services and regional footprint, which enables us to effectively serve our clients. Within the global commodities market, we believe we are one of the leading service providers in the world, providing a broad range of services across the commodities value chain. We provide connectivity to 58 exchanges, including as a Category 1 member of the LME and a top 5 participant by volume on each of the CME and the ICE. During the years ended December 31, 2023 and 2022, we executed approximately 129 million and 58 million trades and cleared approximately 856 million and 248 million contracts, respectively. We have a diverse client base of more than 4,000 active clients as of December 31, 2023. We define “active clients” as clients who have generated more than $5,000 in revenue for us in a given year. This includes both traditional consumers and producers of commodities who have recurring demand for our services across a variety of market conditions and financial clients, such as banks and asset managers. We have leading market positions across our core energy and commodities markets in Europe and the United States (based on management calculations derived from publicly available data) and growing capabilities in the APAC region. Our investment grade credit ratings are underpinned by our strong capital and liquidity position, making us a trusted counterparty for our clients.

Our business is organized into four closely connected services, which combine to provide our clients with access to the full value chain in our industry from clearing to execution. Clearing is at the heart of our business, providing the infrastructure that connects clients to global exchanges. We also offer clients access to deep liquidity pools both on an agency and principal basis across a range of different commodities and financial markets, including metals, agriculture, energy, equities and fixed income. If there is no on-exchange solution that meets a client’s needs, we can create bespoke, off-exchange hedging solutions. Our services are characterized by a deep understanding of products, markets and clients’ needs. Our five segments, which consist of our four reporting business segments—Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions—and our Corporate reporting segment, are:

•

Clearing: Clearing is the interface between exchanges and clients. We provide the connectivity that allows our clients access to exchanges and central clearing houses. As clearing members, we act as principal on behalf of our clients and generate revenue on a commission per trade basis. We provide clearing services across energy, commodities and financial securities markets in Europe and the Americas and have growing capabilities in APAC. We hold collateral to manage client credit risk in our Clearing business, which also generates interest income for us. In our Clearing business, we broadly compete against other independent non-bank futures commission merchants (such as ADM Investor Services and RJ

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O’Brien) and large global investment and commercial banks (such as J.P. Morgan, ABN Amro, Société Générale, Macquarie, Mizuho and Citigroup). In 2023, we were one of the 10 largest FCMs in the United States by average segregated funds, according to publicly available data from the FIA, and had a top 10 market share on a number of the largest exchanges, according to ranking reports provided by such exchanges. There is declining competitive intensity in this segment, as the number of FCMs has declined by approximately 55% from December 2002 to August 2023, based on exchange information. There is also concentration among the largest providers, with the top 10 FCMs holding approximately 75% of margin balances as of December 2023, according to data from the FIA. Our Clearing business is strategically valuable, as the senior levels of an organization usually choose the clearing partner, which often results in a long-term business relationship with strong recurring revenue potential and unique cross-selling opportunities. Our broad product offering, expansive client base, global presence and investment grade credit ratings differentiate us and provide us with a competitive advantage. Clearing is the central hub of Marex, enabling us to offer clients complementary market access execution services tailored to their requirements.

•

Agency and Execution: Utilizing our deep market knowledge, we are able to match buyers and sellers on an agency basis by facilitating price discovery across a broad range of commodities and financial markets. Our Agency and Execution business primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of our markets are traded on an OTC basis. Our competitors include StoneX, BGC Partners, TP ICAP, Tradition, OTC Global Holdings and Clarksons. Our significant daily client order flow in listed and OTC markets, combined with deep product-level expertise, enhances our ability to provide differentiated liquidity to our clients. Additionally, it strengthens our risk management capabilities within Clearing as we gain greater visibility on market activity and liquidity.

•

Market Making: We act as principal to provide direct market pricing to professional and wholesale counterparties in a variety of commodity and securities markets. Our Market Making business primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. Our Market Making operations are well diversified across geographies and asset classes. We conservatively manage market risk in our Market Making business with low average VaR and limited overnight exposure that is driven by client facilitation rather than proprietary positions. Our key competitors include J.P. Morgan, StoneX, Société Générale and DV Trading. Our competitive advantage is centered around our deep knowledge of markets and ability to consistently provide liquidity in a wide breadth of contracts in various market environments.

•

Hedging and Investment Solutions: We offer bespoke hedging and investment solutions for our clients and generate revenue through a return built into our product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of time zones. In this segment, we compete against other financial firms such as StoneX and Macquarie, and commodity producers with in-house capabilities such as Cargill. Additionally, our financial products allow investors to gain exposure to a particular market or asset class, for example, equity indices, in a cost-effective manner through a structured product. We issue notes to clients to meet their desired return parameters. Given that we hold the principal balance of the issued notes on our balance sheet, our structured notes offering also provides a source of liquidity and funding for our business. Our Financial Products business competes against global financial firms such as J.P. Morgan, Leonteq and Société Générale. Our modern technology enables us to design products more nimbly to respond to evolving market demand and drives a lower cost-to-serve relative to our larger competitors who we believe have less flexible, legacy technology systems.

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•

Corporate: Our Corporate segment provides key services to our other business segments. Corporate: (i) houses our control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support our operating segments; (ii) manages our resources, makes investment decisions and provides operational support to our other business segments and manages our funding requirements; and (iii) includes interest income that we receive from interest on our house cash balances. The adjusted operating loss from our Corporate segment includes expenses related to costs of the functions that are not recovered by our other operating segments and corporate costs.

We believe the diverse services offered across our business are complementary to one another, and together they form a differentiated full-service solution for our clients. This ultimately increases client retention and provides opportunities to cross-sell our services. For example, existing Clearing clients may also have a need for specialized liquidity solutions, which we can provide both on an agency and principal basis through our Agency and Execution and Market Making businesses. Moreover, clients that cannot satisfy their hedging requirements through on-exchange instruments may have a need for bespoke hedging solutions, which we offer in our Hedging and Investment Solutions business.

A summary of our four core businesses is set forth in the table below as of December 31, 2023.

1

$2.5 million represents daily average VaR for the period between January 2, 2023 and December 29, 2023. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures of Market Risks – Market Risk – Value-at-risk” for further information on how we calculate VaR.

2	Excludes our Corporate segment.

Our well-invested and industry leading technology and support infrastructure underpin our growth and provide centralized back-office functions for our four core businesses. As of December 31, 2023, our control and support functions were comprised of approximately 900 full-time employees globally, who prudently manage risk in real-time and help us ensure regulatory compliance through our enterprise risk management framework. Our successful business profile enables us to attract high-quality talent to our control and support functions and helps us retain talent gained through acquisitions. Our proprietary technology portal, Neon, delivers a high-quality user experience to clients with access to our broad, multi-asset product offering and increases the productivity of our front-office staff. We continue to invest in these functions to reflect the scale of our global operations and ensure sustainable growth in the future. This also supports our organic and inorganic growth initiatives in a disciplined manner to ensure sustainable growth.

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We are focused on creating long-term value through consistent revenue growth and margin expansion, and we have a track record of strong financial performance. By expanding our product offering and global reach, deepening relationships with clients and building scale, we have created a diversified and resilient business that grew profit after tax by a CAGR of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR during the same periods. This consistent growth has been achieved across a period of various market environments. Our strong cash flow profile also supports capital returns and opportunistic acquisition activity. We believe the strength of our financial performance provides unique differentiation and emphasizes our public company readiness.

From 2018 to 2023, we grew our number of active clients from approximately 1,800 to over 4,000 and average balances from less than $1.0 billion to $13.2 billion. Our revenue also grew at a CAGR of 34% during the same periods. For the years ended December 31, 2023, 2022 and 2021, we generated revenue of $1,244.6 million, $711.1 million and $541.5 million, respectively. Our revenue has grown at a CAGR of 52% from 2021 to 2023. For the same periods, we generated profit after tax of $141.3 million, $98.2 million and $56.5 million, respectively, and Adjusted Operating Profit of $230.0 million, $121.7 million and $79.6 million, respectively, with a profit margin of 11%, 14% and 10%, respectively, and an Adjusted Operating Profit Margin of 18%, 17% and 15%, respectively. For the years ended December 31, 2023, 2022 and 2021, we achieved a return on equity (calculated as profit after tax divided by average total equity, which is calculated as the average of total equity as of December 31 of the prior period, June 30 of the current period and December 31 of the current period) of 19%, 17% and 12%, respectively. This represents an expansion of approximately 700 basis points since 2021, with a large portion of the uplift driven by our acquisition of ED&F Man Capital Markets in 2022.

Headquartered in London, we operate across Europe and the Americas and have a growing presence in the Middle East and APAC regions. We have more than 35 offices worldwide and over 2,000 employees as of December 31, 2023.

Our History

Established in 2005, the transformation of our business has accelerated over the last several years, beginning with the majority acquisition by a group of investors advised by JRJ Ventures LLP in 2010.

Since then, we have expanded into new products and geographies through investments in new business divisions and hiring talented people, and undertaking several strategic acquisitions. In doing so, we grew our client base, deepened our relationships with clients and diversified our business. In the fourth quarter of 2022, we acquired the global clearing and agency and execution businesses of ED&F Man Capital Markets. This acquisition significantly enhanced our geographic presence and market position in the Americas, APAC and the Middle East, increased our position in the financial securities asset class and provided a platform for further expansion. In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business, which we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

Throughout our evolution, we have added and retained high quality talent, which we believe is our greatest resource and has allowed us to provide our clients with innovative products, value-added insights and high-quality service.

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1

This information is based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

2

Number of clients for the years ended December 31, 2011 includes the total number of clients. For the years ended December 31, 2019, 2022 and 2023, number of clients includes active clients who have generated more than $5,000 in revenue for us in that year.

We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR over the same period.

Our Market Opportunity

We operate in a highly attractive market environment that we believe is supportive of our future growth. We believe our markets are large, growing and highly fragmented with declining competitive intensity.

We provide critical services to our clients, including execution, hedging and connectivity to global exchanges, across what we believe is a comprehensive range of asset and product classes.

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A comparison of our service offerings and those of our key competitors is set forth in the table below.

1

Represents management’s view of core competitors by core business. A check mark is indicative of the core competitors that we believe have a presence within the given core business and does not consider any quantitative measure of revenue, market share or trading volumes as a criteria. A competitor’s presence within a core business was determined through our review of public information, including SEC filings, annual reports, company websites and/or marketing materials and our management’s knowledge of our competitive landscape. The competitors listed above are not meant to represent a complete list of firms that compete with our various core businesses.

We have strong positions in our core markets across several asset classes, which include: metals, agriculture and energy within our Market Making business; metals, agriculture, energy and financial futures and options within our Clearing and Hedging and Investment Solutions businesses; and energy and securities within our Agency and Execution business.

Our market positions in each of metals, agriculture and energy for the year ended December 31, 2023 were as follows:

Metals (approximately 10%)

•	10% total market share on the LME

Agriculture (approximately 10%)

•	13% of the cocoa options market

•	8% of the coffee options market

•	7% of the sugar options market

Energy (approximately 20%)

•	24% of the total European power market

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•	14% of the European gas market

•	24% of the European fuel market

We calculated our market shares above by taking publicly available data for each of the following asset classes for the same period:

•	for metals, the LME base metals market share reports for the total metals market volume,

•	for energy, the London Energy Broking Association reports on each particular market’s volumes and

•	for agriculture, ICE and IFLX reports for agriculture for each of cocoa, coffee and sugar market’s volumes,

divided by the total volumes we traded on the exchange for each asset class during the year ended December 31, 2023.

Market Size and Growth

We estimate the serviceable addressable market by revenue for our services to be approximately $70 billion per annum. We calculated our total addressable market by using publicly available data for each of our four core businesses, where available. Below is a summary of our calculations for our estimated market share for each of our four core businesses as of December 31, 2023.

•	Clearing: Comparing our margin balances to the total margin balances for our primary exchanges as derived from publicly available data from the FIA.

•	Agency and Execution:

•

Financial securities: Total market size derived from a combination of publicly available revenue reported by our key competitors and publicly available market volumes in financial execution, with our market share calculated by dividing either our volumes or our revenue from each business by the total estimated market size.

•	Energy: Total market size estimated by multiplying our market share, based on externally available market data where available or management estimates, multiplied by our revenue from those products.

•

Market Making: We divide our revenue generated by the market share data for each of metals, agriculture and the energy markets, as well as small cap equities market size, using publicly available traded equities volumes on the LSE.

•

Hedging and Investment Solutions: Total market size is based on implied market share of structured notes market and risk management solutions for mid-sized companies with international exposures multiplied by our revenue in the period.

The growth in our total addressable market is also derived from a combination of underlying market growth and recent acquisitions, which have increased our product coverage and geographic footprint and expanded our market access. Volumes in our core exchange-traded and commodity derivative markets grew at an 9% CAGR between 2010 and 2023, according to FIA data. Population growth and globalization are increasing demand for energy and commodities generally, and will likely drive prices higher over the long term. This is combined with periods of geopolitical or economic instability which cause increased volatility and, in turn, will drive higher demand for our market making and hedging services. Separately, we believe that increased demand for cleared products following the 2008 global financial crisis presents a tailwind for the addressable market of our Clearing business.

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Based on our calculations as described above, we believe we had an approximately 2% share of the total addressable market, which we believe provides significant opportunities for future growth in all of our service areas as we continue to expand our geographic footprint and asset class coverage.

Sources:	Management estimates based on calculations described above, Bloomberg, BIS and FIA Data.
[1]	Includes management estimates based on publicly available data for peers. Peer data may not be directly comparable.

Changing Competitive Dynamics

Increasing levels of regulation and evolving technology requirements have reduced the competitive intensity in our markets. Sub-scale financial services providers have struggled to compete, and commercial and investment banks have been exiting businesses that are seen as not profitable enough to justify continued investment. This has led participants in our markets to seek new service providers where they may no longer be served by their current counterparts.

This reduced competitive intensity creates a significant opportunity for us to grow our client base and increase market share with underserved clients. These dynamics also provide a substantial opportunity for consolidation through acquisitions in what remains a highly fragmented market and increase the attraction for smaller operators to become part of an international group like ours.

Increasing Complexity of Financial Markets and Regulation

Reforms to the commodities and financial market regulatory landscape have increased costs and barriers to entry. These include capital requirements regulations and increased compliance and reporting obligations as well as increased operational requirements relating to IT systems and exchange memberships. The burden and complexity of regulatory compliance across jurisdictions makes it difficult for competitors to offer broad, global solutions.

Clients in our markets are seeking to transact with well-capitalized counterparts who have good regulatory standing and a broad product offering across multiple jurisdictions. We believe our prudent capital and liquidity position, investment grade credit ratings and strong regulatory track record are key advantages.

Energy Transition and Sustainability Initiatives

The global economy is making a fundamental transition towards net-zero for greenhouse gas emissions. This transition requires a shift in capital flows and investment away from high-carbon

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industries and activities into the low-carbon future. We work closely with industry-leading partners to facilitate this capital reallocation.

In Agency and Execution, our Environmental team connects clients to the environmental markets that facilitate the value transfer needed to support the transition to net-zero greenhouse gas emissions. We provide price discovery and price transparency in these highly fragmented markets. Our extensive coverage of clean energy, recycled materials and carbon management includes compliance-driven and voluntary markets.

We provide clearing, liquidity and hedging services in biofuels, electric and hydrogen power, recycled metals, carbon emissions and U.S. and E.U, compliance carbon markets. Our team specializes in large volume transactions and facilitates spot and long-term contracts for institutional renewable energy generators.

We have continued to grow our revenue from environmental products from $22.7 million for the year ended December 31, 2021 to $46.7 million for 2023.

Electronification of Trading and Evolution of Technology

Advances in technology have transformed certain markets in the last decade. These advances include increased digitization, greater use of data analytics and a greater reliance on electronic trading platforms.

Technology underpins order management, order routing, processing, market data, risk management and market surveillance operations. Effective technology is therefore a key part of the value proposition for market participants.

These rapidly evolving technological requirements make it increasingly difficult to compete effectively in our market. Smaller operators lack sufficient resources to invest in technology and compliance systems while many larger operators are burdened with legacy technology systems that prevent them from serving smaller clients profitably and responding effectively to changing customer demand. We believe our proprietary technology enhances the client experience and enables trading at scale with a low marginal cost of processing each additional trade, providing opportunities for profit growth.

As certain markets shifted to trade electronically instead of over the phone, we responded by providing electronic execution capabilities. Electronic execution now represents a substantial part of our executed volume. However, unlike other asset classes such as equities, there remains significant demand in global energy and commodities markets for high-touch execution. Furthermore, the energy and commodity derivative markets have historically been slower to electronify than financial markets due to a less homogenous product mix. This creates a level of complexity requiring personal interaction. We operate a hybrid execution model, which allows clients to interact in any way they desire, providing us with coverage of the entire addressable market and positioning us to succeed regardless of electronification trends within a single asset class.

Product Innovation

In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Examples of innovation in exchange-traded contracts include the standardization of OTC products to bring them on-exchange or offering new, smaller versions of exchange-traded products, which make them available to a larger group of investors. In addition, electronic trading makes product innovation less expensive, as lower costs result in fewer contracts that must be traded to recoup

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startup costs. Additionally, the availability and usage of bespoke hedging contracts have increased significantly. These changes have contributed to bringing more participants and activity to the market while supporting underlying market growth.

We believe that we are well positioned to continue to innovate and provide solutions that continue to satisfy the needs of our clients and meet changing market demands and evolving regulatory standards.

Our Competitive Strengths

We believe the following strengths are central to our business model and our leading market position:

Diversified and Resilient Business Model

Our activities are diversified across services, geographies and asset classes, which creates a resilient business. We have leading positions across several services through the trading value chain, including clearing, agency brokerage and execution, market making and hedging and investment solutions. We also operate these services across a diverse range of commodity and securities markets, including equities, fixed income, energy, agriculture and metals. This allows us to meet the needs of a diverse client base of over 4,000 active clients as of December 31, 2023 across Europe, the United States and APAC, including blue-chip commodities consumers and producers and large global financial institutions. We also serve our clients in a variety of ways, acting as agent, principal and clearer. We believe the services we provide are essential to these market participants, the majority of which are producers or consumers of commodities that have a need to trade to manage their business risk, regardless of market conditions.

Our financial performance and diversity across four core businesses, asset classes and geographies for the year ended December 31, 2023 is set forth below.

[1]	Excludes our Corporate segment.
[2]	Represents revenue by underlying asset class in each transaction.
[3]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Our diversity by business segment, asset class and geography reinforces our competitive advantage. This enables us to cross-sell services across our client base, provide global solutions and focus on areas of our market strength at different points in time. This underpins the resilience in our financial performance, as demonstrated through nine consecutive years of profit after tax and Adjusted

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Operating Profit growth from 2014 to 2023 through various market environments. In addition, the volatility of our results has declined, as evidenced by the sustained Sharpe ratio of 1.8 in 2021 to 2.8 in 2022 and 2.0 in 2023 and the increase in the Adjusted Sharpe ratio from 2.2 in 2021 to 4.1 in 2022 and 4.3 in 2023.

Highly Scalable Platform Supporting Growth

The strength of our business model is built on our highly scalable platform of technology, clients, people and commitment to client services, which we believe enables us to deliver sustainable long-term growth. Our growth is underpinned by four key areas of platform strength:

•

Scalable technology and support infrastructure: Our technology platform and operational setup is reliable and scalable. Our modern infrastructure is capable of processing volumes and activity in excess of historical levels with limited required headcount growth. We have a track record of strong growth in transaction volume, with the number of trades executed having grown at a CAGR of 80% from 2021 to 2023. Further, additional clients can be served and volumes processed at low marginal costs.

At the heart of our operations is our Neon client platform. Developed in-house, Neon enables a high-quality user experience providing clients with access to our full trade lifecycle and value-added services, driving increases in front-office productivity. Neon facilitates onboarding and allows clients to execute trades, monitor risk and access market insights.

•

Multi-asset, global presence: As of December 31, 2023, we operated across a variety of asset classes, through more than 35 offices across EMEA, the Americas and APAC. We connect to 58 exchanges worldwide and support client needs on a multi-asset, global, multi-currency basis. The strength of our technology and people supports the expansion of our business into new asset classes and geographies. For example, in the second half of 2023, we launched clearing capabilities on the ASX and SGX to increase our presence in the APAC region.

•

Experience of M&A integration: We have developed and demonstrated an in-house capability to originate and efficiently integrate acquisitions into the Marex ecosystem and, in particular, into our technology platform and risk and control frameworks. All of our recent acquisitions have been promptly integrated, which we believe helps us maintain a consistent technology architecture, minimizes complexity and allows us to unlock greater value creation. Tactical acquisitions also contribute to our client network and diversity, further enhancing our ability to cross-sell.

•

Ability to support our growing client base: Our platform can manage and support a large and growing number of clients. This provides access to deep pools of liquidity, which enhances trade execution quality, and also provides the opportunity to offer multiple services to a diverse client base. As our existing clients grow, their demand for our services increases, which, in turn, drives our growth. We believe this virtuous circle benefits our clients and supports our continued revenue growth. For example, we have innovated in products such as environmentals and recycled metals to match increasing client demand to achieve sustainability. To assess our front-office productivity, we track revenue per front-office FTE, which reached $1.2 million in 2023, up from $1.0 million in 2022 and $0.9 million in 2021, representing a 15% CAGR from 2021 to 2023. Similarly, we have increased productivity in regards to our control and support employees within our Corporate segment, with approximately 996,000 contracts cleared per control and support FTE in 2023, representing a CAGR of 48% from 2021 to 2023.

Client-Driven Business Model and Prudent Approach to Capital and Liquidity Management

We operate a prudent business model, supported by a robust, risk management infrastructure and a large team of seasoned risk professionals.

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For example, our Market Making business is client driven, and we do not take directional views on prices or indices and carry limited overnight market risk exposure. Our trading has been consistently profitable historically, with 88% positive days, 100% positive weeks and 100% positive months in the year ended December 31, 2023; 84% positive days, 96% positive weeks and 100% positive months in the year ended December 31, 2022; and 82% positive days, 92% positive weeks and 100% positive months in the year ended December 31, 2021. Our average VaR was approximately $2.5 million for the year ended December 31, 2023.

1

The Marex VaR model is based on a Monte Carlo simulation technique that incorporates the following features: 5,000 simulations using a variance covariance matrix; simulations generated using geometric Brownian motion and an exceptional decay factor is applied across an estimation period of 250 days. VaR is calculated to a one-day 99.75% one-tail confidence interval. VaR is reflective of risk in the Market Making segment.

In our Clearing business, we have a successful track record of managing credit risk, with limited commitments to extend credit to clients and close monitoring of client accounts and positions. Actual realized credit losses have historically been modest with $0.6 million, $2.8 million, $0.9 million, $1.1 million and $1.0 million recognized in the years ended December 31, 2019 to 2023, respectively, with realized credit losses representing 0.2%, 0.7%, 0.2%, 0.2% and 0.1% of revenue for each of the years ended December 31, 2019 to 2023, respectively. In the years ended December 31, 2021, 2022 and 2023, we utilized 60%, 59% and 53%, respectively, of our total credit lines based on a combination of initial margin and variation margin utilization.

We are focused on maintaining a prudent approach to capital and liquidity management, which is reflected in our investment grade credit ratings. We hold significant excess capital to support these ratings, with total capital ratios of 229%, 266% and 164% for the years ended December 31, 2023, 2022 and 2021. Our total capital ratio is calculated by taking our total capital resources divided by the capital requirements under the IFPR during the relevant period. Our funding sources grew from $1.2 billion as of December 31, 2021 to $2.6 billion as of December 31, 2023, and our liquidity headroom grew from $475 million to $739 million over the same period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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Strong Track Record of Organic Growth, Combined with Successful Acquisitions

Our growth has primarily been organic. This organic growth was supported by:

•	opening new offices to expand our geographic footprint and increase front-office headcount to broaden our distribution network;

•	deepening expertise in adjacent product areas;

•	cross-selling additional services to existing clients, and

•	growth in client balances and rising interest rates.

Our revenue grew at a CAGR of 52% from 2021 to 2023, and our revenue organic growth grew at a CAGR of 24% over the same period. Our revenue grew from $541.5 million for the year ended December 31, 2021 to $711.1 million for the year ended December 31, 2022, and of this growth, 68%, or $115.1 million, was attributable to organic growth and 32%, or $54.5 million, was attributable to acquisition-related growth. Our revenue then grew from $711.1 million for the year ended December 31, 2022 to $1,244.6 million for the year ended December 31, 2023, of which 32%, or $170.0 million, was attributable to organic growth and 68%, or $363.0 million, was attributable to acquisition-related growth.

Our profit after tax grew at a CAGR of 58% from 2021 to 2023, and our profit after tax attributable to our organic growth grew at a CAGR of 30% over the same period. Our profit after tax grew from $56.5 million for the year ended December 31, 2021 to $98.2 million for the year ended December 31, 2022, and of this growth, 85%, or $35.8 million, was attributable to organic growth and 14%, or $5.9 million, was attributable to acquisition-related growth. Our profit after tax then grew from $98.2 million for the year ended December 31, 2022 to $141.3 million for the year ended December 31, 2023, of which 20%, or $8.4 million, was attributable to organic growth and 81%, or $34.7 million, was attributable to acquisition-related growth.

Our Adjusted Operating Profit grew at a CAGR of 70% from 2021 to 2023, and our Adjusted Operating Profit attributable to our organic growth grew at a CAGR of 48% over the same period. Our Adjusted Operating Profit grew from $79.6 million for the year ended December 31, 2021 to $121.7 million for the year ended December 31, 2022, and of this growth, 83%, or $34.9 million, was attributable to organic growth and 17%, or $7.3 million, was attributable to acquisition-related growth. Our Adjusted Operating Profit then grew from $121.7 million for the year ended December 31, 2022 to $230.0 million for the year ended December 31, 2023, of which 55%, or $59.1 million, was attributable to organic growth and 45%, or $49.2 million, was attributable to acquisition-related growth. Please see “Management’s Discussion and Analysis of Financial Information – Non-IFRS Measures – Organic Growth” for further information regarding how we define and calculate revenue organic growth, profit after tax organic growth and Adjusted Operating Profit organic growth and for a reconciliation of our Adjusted Operating Profit attributable to organic growth to the nearest IFRS measure.

Historically, we have delivered growth through various environments of GDP, interest rates and other macroeconomic conditions. We believe our core channels of structural growth will enable us to continue this trajectory.

In addition, we have a successful track record of accretive acquisitions, which has allowed us to accelerate our entrance into new product areas and geographies. Our strategic M&A framework broadly includes two approaches: bolt-on acquisitions and large transformational opportunities. We aim to fully integrate our acquisitions into our platform to leverage existing client relationships and shared infrastructure, and, thus, achieve revenue and cost synergies. With the successful delivery of synergies, we have, on average, grown revenue by 38% and profitability by more than 100% in the first-year post acquisition, based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to 11 acquisitions that were

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completed between January 2019 and February 2023. This also reflects weighted averages for revenue and Adjusted Operating Profit.

Experienced and Committed Management Team and a Deep Bench of Talent Powering the Business

Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our management team is comprised of executives with an average of over 24 years of relevant industry experience, with diverse backgrounds and deep expertise. They have delivered a solid track record for our business through a variety of market environments and are committed to a clear growth strategy.

Our Growth Strategy

Our growth strategy is to continue to build our diversified global platform and increase our capabilities to connect clients to markets in new ways, adding new clients, products and geographies. We have a track record of delivering sustainable growth across both strong and weak macroeconomic environments, having grown our profit after tax by a CAGR of 24% from 2014 to 2023 and Adjusted Operating Profit by a 34% CAGR over the same periods. We have developed a scalable platform to support growth and deliver high-quality services to our clients. As our platform grows, we believe opportunities for further expansion in adjacent products and regions, both organic and inorganic, will become increasingly available. We believe past investments made across our segments can support future growth that is structural and not reliant on a favorable market environment.

Our growth is underpinned by investments in technology, prudent risk management and strong capital and liquidity to support our investment grade credit ratings. We have demonstrated a disciplined approach to growth and margin expansion by consistently investing in technology and enhancing our control and support function to accommodate increases in our front-office staff and global client base.

A summary of our historical growth is set forth below.

[1]

This information is based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

[2]	Represents OECD 2023 full-year forecast as of November 29, 2023. OECD Economic Outlook 114.

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[3]	Values represent average values over the respective time period. VIX is the ticker symbol and popular name for the Chicago Board Options Exchange’s CBOE Volatility Index.

We seek to continue our growth trajectory through market share expansion across our different businesses by executing on the following strategies:

Growth from Expansion of Client Footprint

We had over 4,000 active clients on our platform as of December 31, 2023. We have also grown average balances from less than $1.0 billion for the year ended December 31, 2018 to $13.2 billion for the year ended December 31, 2023. A key element of our growth strategy is to leverage our full service offering to deepen our client relationships and increase revenue generated from our new and existing clients. We have a track record of cross-selling additional services to clients, such as introducing clearing or hedging solutions to existing Market Making clients. Our management reviews the revenue generated from our top clients periodically to track progress in this area and believes that this cross-selling has strengthened our client relationships, attracted more assets to our platform and ultimately increased client profitability. For the year ended December 31, 2023, 51% of our clients used more than one of our products, and in the same year, these clients generated, on average, 3.5 times more revenue than those who only used one product. Additionally, from 2018 to 2023, the number of clients generating more than $1 million in revenue has grown from 43 to 234, which represents 40% growth per annum over the period. We have also grown the size of our relationships with our largest clients by cross-selling and offering new services. Our top 10 largest clients generated $137 million in commission revenue in 2023, up from $61 million in 2022 and $45 million in 2018, which is reflective of our success in growing our largest client relationships. However, we continue to have relatively low concentration within our revenue, with these clients contributing approximately 10% of our revenue in 2023, as we continue to grow our client base and increase revenue generated from our smaller clients. We believe there is a significant opportunity to cross-sell additional services to existing clients, especially for newer clients.

The client case studies below are a selected sample that demonstrates how certain of our larger clients have used more of our services over the relevant period and therefore deepened their relationship with us. We define “larger clients” as clients who are in our top 100 clients based on revenue.

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Extend Geographic Coverage of Our Offering

As of December 31, 2023, we had more than 35 offices across EMEA, the Americas and APAC and provided connectivity to 58 exchanges globally.

We achieved our extensive global presence through both organic growth and strategic acquisitions, such as our recent acquisition of ED&F Man Capital Markets, which significantly increased our U.S. presence. The acquisition of ED&F Man Capital Markets also significantly increased our clearing capabilities in the United States and increased our client assets, which we were able to successfully monetize in the current higher interest rate environment. More recently, following our acquisition of Cowen’s legacy prime brokerage and outsourced trading business, we expect to further expand and diversify our product offering in financial securities and our U.S. client base.

We have identified significant opportunities for growth in the securities and commodities markets in the United States, including developing our prime brokerage, outsourced trading and equity clearing capabilities in the financial securities markets and the potential to issue structured products in the United States. In commodities, we see opportunities to increase our presence in power and recycled and other metals markets and intend to achieve growth in the emissions markets as we support our clients with their sustainability ambitions.

In the broader Americas region, we believe there is a substantial opportunity to expand our presence by increasing our offering in energy and hiring across oil, gas and power products in our Clearing and Agency and Execution businesses.

In APAC, we seek to capitalize on numerous structural growth opportunities, including the globalization of gas, the growth of the petrochemicals market and the opening of Chinese liquefied natural gas imports through our Market Making and Agency and Execution businesses. We are currently expanding our Clearing offering in APAC and recognize that there are significant future growth opportunities in that region. There is also an opportunity to further establish our Hedging and Investment Solutions business in APAC. Specifically, we intend to grow our financial and corporate client base in Southeast Asia, build our presence in Australia, mainland China and Japan, and increase our exchange memberships to expand access for our clients (building on our recent ASX and SGX memberships).

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Following the acquisition of ED&F Man Capital Markets, we also gained access to the markets in the Middle East through ED&F Man Capital Markets’ operations in Dubai. We believe there is an opportunity to expand our service offering in energy and financial markets and capitalize on the growth in environmentals in this region.

[1]

In presenting geographical information by country (the United Kingdom, the United States and Rest of World), as presented in note 6 of our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus, revenue is based on the geographic location of the legal entity where the revenue is recorded. In presenting geographical information by region in the above, revenue is based on the geographical location of the desks that generated the revenue.

Expand Our Product Offering by Adding Adjacent Asset Classes

Historically, we have made several organic and inorganic investments to establish a broad product offering across our different businesses. These investments include the launch of a U.K.-focused equities franchise in Market Making to cover AIM, the London Stock Exchange’s growth market, small and mid-cap stocks and investment trusts in 2020. We believe our broad product offering is a competitive advantage.

We intend to further develop our product and asset class coverage and believe there are significant opportunities in Market Making, including expanding into light ends commodities (such as naphtha and gasoline) and developing our equities product set and bulk commodities (such as iron ore) and ferrous metals coverage.

We also believe there are significant opportunities to expand the product offering in our Clearing business in the Americas and grains offering in Europe, expanding the equities derivatives offering and targeting clients that we believe are under-serviced by banks. There are also opportunities to cross-sell from our Market Making business.

Within the Agency and Execution business, we believe there are opportunities to grow our shipping presence, build on our existing strength in biofuels and carbon credits and to achieve synergies with other business segments.

We believe there is a substantial opportunity to capitalize on environmental trends. As of December 31, 2023, we estimate the total addressable market for sustainable products to be approximately $475 million per annum, comprised of 35% recycled metals, 58% carbon credits and 7%

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biofuels. Furthermore, the recycled metals market is forecast to continue growing at a rate of approximately 8% annually according to Maximize Market Research, and Shell/BCG reports that the carbon credits market is expected to continue growing at an annual rate of approximately 20%. We currently offer: emissions and biofuels and biogas products in all of our core businesses; renewable power in our Clearing, Market Making and Agency and Execution segments; and recycled metals in our Market Making segment. In addition to the environment-related products we currently offer, we believe there is a significant opportunity to develop bespoke “green” contracts, pairing carbon offsets with underlying commodities, as well as other sustainable product sets. Revenue derived from environmental products increased to $46.7 million for the year ended December 31, 2023 from $26.7 million and $22.7 million for the years ended December 31, 2022 and 2021, respectively. We announced in July 2023 that we had acquired GMN, a recycled metals market maker based in Hong Kong. By investing to expand green product coverage, we believe that we are well positioned to support our clients in delivering on their sustainability commitments and transitioning to a low carbon economy.

The acquisition of ED&F Man Capital Markets significantly increased our Clearing capabilities, as well as our coverage of financial securities, such as equities and fixed income, in Agency and Execution. Furthermore, our acquisition of the brokerage business of OTCex in February 2023 also expanded our capabilities in financial securities, particularly increasing our distribution in equities and fixed income in Europe and the Middle East. In the years ended December 31, 2023 and 2022, financial securities contributed revenue of $345.4 million and $100.2 million respectively, up from $63.4 million in the year ended December 31, 2021. However, we believe there are still meaningful growth opportunities within financial products in the United States, the Middle East and APAC.

Pursue Strategic Acquisitions

While the majority of our growth in recent periods has been organic, acquisitions have also been an important driver and enhanced our capabilities. M&A has enabled us to enter new markets and provided access to new clients. We will continue to selectively consider financially attractive inorganic opportunities that enhance our strategic positioning and increase our scale.

We believe we have a track record of acquiring businesses at attractive valuations and successfully integrating them. For example, through the acquisition of ED&F Man Capital Markets, which was completed at a 0.8 times discount to book value, we increased our geographic exposure to the U.S. and APAC markets and added over 1,000 new clients. As a result, our client balances (including segregated and non-segregated client balances) increased by 83% to $14.6 billion as of December 31, 2022 from $8.0 billion as of June 30, 2022, and the acquisition added to our capabilities within the financial securities markets.

A core tenet of our M&A strategy has been to fully integrate acquisitions. We invest substantial time and resources post-closing to integrate and streamline technology and support infrastructures (including risk and compliance) of an acquired company. We also identify opportunities to cross-sell the expanded set of products and services to our clients. In doing so, we benefit from increased scale, higher operating margins as redundant costs are eliminated, deeper relationships with clients and higher client profitability.

Another key aspect has been strong discipline on valuation. We believe there is a significant opportunity to acquire competitors at attractive valuations, and therefore continued expansion through acquisitions remains a key focus as a means to further diversify by product, asset class and geography.

We have achieved high returns on acquired businesses historically as a function of our disciplined approach to valuation and our ability to grow client relationships of the acquired businesses. Due to cost synergies, these returns can be realized with our existing platform.

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Based on our historical success in integrating acquisitions, we believe that we have become an acquiror of choice, which, combined with large market participants retrenching from the space, has led to a supportive market for smaller bolt-on M&A.

Our strategic criteria for acquisitions include businesses that enhance our competitive positioning, complement our client proposition or geographic footprint and that have a strong cultural fit and compliance culture. We seek acquisitions on attractive financial terms, targeting payback of premium paid above net asset value (if any) in a reasonable time period. For all of our acquisitions, we strive to achieve an Adjusted Operating Margin of over 20% and a payback period of less than three years. We calculate a “payback period” by taking the premium paid (with “premium” defined as the purchase price paid over the total net asset value at acquisition) divided by the profit after tax we have generated since the completion of the acquisition.

Going forward, we will continue to look for bolt-on acquisitions (which have historically been funded through retained earnings, while allowing us to maintain an attractive dividend policy for our shareholders) at a pace consistent with our historical activity and evaluate larger transformative opportunities if they arise. We will seek to maintain discipline regarding our criteria of adding products, geographies and clients.

Certain information regarding our acquisitions of CSC and RCG is set forth below.

*

Pre-Acquisition figures represent figures for the year ended December 31, 2018, which are based upon information that was prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of the Companies Act 2006.

1	Premium is the purchase price of the acquisition paid over the net asset value of the acquired business.
2	Reflects total segregated client assets for respective months.

In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business. The acquired operations have been incorporated into the MCMI business in the United States, and we have retained them within the acquired Cowen entity, Cowen International Limited (which is now called Marex Prime Services Limited), in the United Kingdom. The acquisition of Cowen’s legacy prime brokerage and outsourced trading business is highly complementary to our existing capabilities in the financial markets, has further expanded our asset manager client base and supports our continued expansion into the United States. We also expect to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

While M&A has added growth to our business, it has primarily been a channel for us to complement organic growth by adding clients, product capabilities and geographic coverage.

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Our Principal Services

We provide broking and other essential specialist services to counterparties operating in the major wholesale and exchange-traded commodity markets in the United Kingdom, Europe, North America and certain markets in APAC. Our services are divided into four core businesses: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions, from which we derived 30%, 44%, 12% and 10%, respectively, of our revenue for the year ended December 31, 2023.

Clearing

We provide clients with execution and clearing services on 58 regulated exchanges worldwide. We offer execution and clearing services in metals (both base and precious), agricultural products (primarily softs, which include cocoa, coffee, grains, livestock and sugar), energy and financial futures and options. Clients have access to voice, electronic and algorithm execution services for trades across all our principal markets.

Our execution and clearing teams are based in London, New York and Chicago. Our execution and clearing activities are primarily concentrated on the LME, CME and the ICE. We are a Ring Dealer and one of nine Category 1 members on the LME, which allows us to trade LME contracts by open outcry in the ring, by telephone and electronically through LME select, to issue client contracts to clients and to clear trades on our own behalf and on behalf of our clients. We act as principal on behalf of our clients and generate revenue through commissions earned on executing and clearing trades. We also generate interest income from client cash balances that we hold. Our Clearing fee pricing is determined on a client-by-client basis, based on factors including creditworthiness, client type and asset class (commodities, for example, have a higher commission rate on average than other asset classes, such as financial securities). We execute certain trades on behalf of other brokers on a “give-up” basis, meaning they are cleared by another exchange member.

We are required to post margins with exchanges and Clearing Houses. As a result, we require clients to provide margin deposits to cover initial and variation margins. We determine these margins based on the “position limit” for the relevant client, which represents the maximum exposure that a client can take. To facilitate on-exchange transactions, we grant margin credit facilities to selected clients for both initial and variation margins, particularly in our metals and agriculture businesses. Many clients are required to post collateral to secure credit, usually in the form of cash, cash equivalents or, on occasion, metal warrants. This collateral is posted to a separate, standalone account and cannot be used to fund trading. To help us manage potential credit risks, all client credit lines are uncommitted and can be cancelled at short notice. We also conduct daily margin calls.

The margin credit facilities offered in the metals market, where such facilities are a traditional part of the broker-client relationship, represent the majority of the margin credit facilities that we grant. For the year ended December 31, 2023, these facilities accounted for 51% of our overall portfolio. The margin credit lines offered to the agricultural products markets accounted for 11% of our credit portfolio for the same period. We also engage in the limited financing of metal warrants inventory, offering a service in sourcing specific LME registered brands in official LME warehouses.

In 2019, we launched Marex Clearing Services to consolidate and advance our existing clearing offerings. Marex Clearing Services caters exclusively to the wholesale market, predominantly providing services to groups of traders. Marex Clearing Services’ activities are concentrated in interest rate and stock index futures and options products traded on the ICE, the London International Financial Futures and Options Exchange and Eurex, the European derivatives exchange. Our Neon client portal complements our Clearing capabilities with near real-time updates on transactions and exposures, which we believe allows our clients to efficiently manage their accounts and risk.

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Within Clearing, for the year ended December 31, 2023, we paid net interest income on approximately 60% of our client balances to our clients, typically retaining 100 to 120 basis points of the NII. For approximately 40% of our client balances, we retain the majority of the net interest income earned.

For the years ended December 31, 2023, 2022 and 2021, we cleared 856 million, 248 million and 193 million contracts, respectively. Our Clearing business had a front-office headcount of 275, 260 and 171 FTEs and held average balances of $13.2 billion, $9.1 billion and $4.7 billion for the years ended December 31, 2023, 2022 and 2021, respectively. We had over 3,000 active clients in our Clearing business for the year ended December 31, 2023. Our Clearing business generated $373.6 million, $200.0 million and $119.9 million of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, representing 30%, 28% and 22% of our total revenue for the same periods. Our Clearing business generated Adjusted Operating Profit of $185.0 million, $77.5 million and $38.1 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 50%, 39% and 32% for the same periods, respectively.

We expect to integrate our commercial and operational Clearing capabilities in Europe with the United States. We also intend to expand our operations and exchange memberships in APAC and Latin America.

Agency and Execution

Our Agency and Execution business provides essential liquidity and execution services to our clients, primarily in through Financial Securities and Energy Divisions. We utilize market connectivity to match buyers and sellers on an agency basis to facilitate price discovery and to enable buyers and sellers to transact directly. We also provide execution services, where we execute transactions on a regulated exchange on behalf of our clients and then pass the transaction to the relevant counterparty or clearing house to settle. Our clients can trade with us through multiple channels, including voice, electronic and algorithmic, across all of our principal markets.

For the years ended December 31, 2023, 2022 and 2021, our Agency and Execution business had a front-office headcount of 677, 417 and 336 FTEs, respectively. Our Agency and Execution business generated $541.5 million, $230.7 million and $191.6 million in revenue for the years ended December 31, 2023, 2022 and 2021, respectively, representing 44%, 32% and 35% of our total revenue for the same periods. Our Agency and Execution business generated Adjusted Operating Profit of $71.9 million, $23.4 million and $24.0 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 13%, 10% and 13% for the same periods, respectively.

Financial Securities

We offer liquidity and execution services for financial securities through 38 trading desks that cover products including foreign exchange, equities, fixed income and other offerings businesses, as of December 31, 2023. The division also consolidates certain businesses that we have acquired over recent years, including XFA, Volatility Performance Fund S.A. (“Volatility”), Volcap Trading Partners Ltd (“Volcap”), certain desks within MCMI, the brokerage business of OTCex and the prime brokerage business, and organically developed businesses such as our Interest Rates Swaps (“IR Swaps”), Cash Equity, Equity Derivatives and Bank Facilitation desks.

In financial securities markets, we mostly operate on a matched principal basis, whereby we enter into simultaneous transactions with both a buyer and seller in such a manner that minimizes our market risk exposure under each side of the transaction, generating revenue through either a spread between buying and selling prices or commission. Our financial securities offering comprises the below product lines:

•	Equities: Our Equities product line deals in equities on behalf of its clients in mostly the EMEA, U.S. and APAC markets, with an increasing presence in emerging markets, and offers

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price discovery and trade execution services alongside a growing market intelligence offering. As of December 31, 2023, we estimate the serviceable addressable market for Equities to be $2.5 billion per annum and that we have a 6% market share based on our volumes compared to total market volumes (based on publicly available data and management estimates).

•

Credit: Through our Credit product line, we both offer liquidity sourcing for investment and sub-investment grade corporate and government debt on a matched principal broking basis and enable our clients to access transaction-based liquidity through letters of credit or similar arrangements. The Credit product line also encompasses our Volcap desk, which acts as a distributor of structured products (including those issued by Marex Financial and Marex Group plc to clients looking for capital protection guaranteed yields and hedging strategies). As of December 31, 2023, we estimate the serviceable addressable market for Credit to be $6.1 billion per annum and that we have a 1% market share based on our volumes compared to total market volumes (based on publicly available data and management estimates).

•

Rates: Our Rates product line comprises our IR Swaps desk, which provides clients with access to market liquidity and execution services for single currency IR Swaps that are then cleared through a Clearing House, and then executed by a financial futures and options brokerage, which provides specialist execution and liquidity sourcing services in primarily interest rate and fixed income products listed on global derivative exchanges. As of December 31, 2023, we estimate the serviceable addressable market for Rates to be $7.6 billion per annum and that we have less than 1% market share based on our volumes compared to total market volumes (based on publicly available data and management estimates).

•

Foreign Exchange: Our Foreign Exchange (“FX”) product line offers access to both OTC FX derivatives through a range of bank pricing relationships and listed FX derivatives, with broking desks based in the United Kingdom and the United States. As of December 31, 2023, we estimate the serviceable addressable market for FX to be $4.8 billion per annum and that we have a less than 1% market share based on our volumes compared to total market volumes (based on publicly available data and management estimates).

•

Prime Brokerage Services: Our Prime Services product line provides institutional prime broker solutions, including trade execution custody and clearing services, capital introduction, portfolio financing, securities lending, consulting services and outsourced trading services, to help emerging and established investment managers to build and grow their businesses. As of December 31, 2023, we estimate the serviceable addressable market for Prime Brokerage Services to be $3.2 billion per annum and that we have a less than 1% market share based on our volumes compared to total market volumes (based on publicly available data and management estimates).

As of December 31, 2023, our financial securities division had 498 front-office FTEs and approximately 1,130 clients generating more than $1,000 per annum as of the same date. Our financial securities business is headquartered in London with offices globally, including in EMEA (Paris, Tel Aviv and the Dubai International Financial Center (“DIFC”)), the United States (New York, Chicago and Miami) and APAC (Singapore, Hong Kong and Sydney).

We intend to continue optimizing recent acquisitions, develop a global FX offering and build out our capabilities in APAC markets. We also plan to explore opportunities in equity derivatives and outsourced trading and execution services.

Energy

Our Energy division is comprised of our traditional wholesale energy brokerage business and matches buyers and sellers in the OTC energy market.

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We operate as an agent for our clients, leveraging our extensive knowledge of the energy sector and our relationships with clients to arrange trades in OTC energy products and add value through multi-leg, multi-product and multi-class transactions. We cover energy asset classes in all major markets and have a leading market share in many products, which allows us to access deep liquidity for our clients.

We offer Energy services across the below principal products through 36 trading desks as of December 31, 2023:

•

Oil: Fuel oil financial products, light ends (such as liquefied petroleum gas and naphtha financial products), physical oil products, gasoline financial products, mid-distillates financial products, crude futures, crude options, OTC crude and physical crude.

•	Power and gas: Power, natural gas, liquid natural gas futures, OTC crude, physical crude, renewables and petrochemicals.

•	Shipping and freight: Physical wet freight.

Our Energy division generates revenue through commissions from arranging trades and through the sale of OTC energy market data. Unlike our Clearing business, our Energy business does not require the use of credit lines.

As of December 31, 2023, our Energy division had 175 front-office FTEs and approximately 1,200 clients generating more than $1,000 per annum as of the same date. Our Energy division is based in London, with increasingly significant operations in New York and Singapore, as well as offices in Bruchköbel, Houston, Calgary and Dublin.

We intend to develop our distribution capabilities in EMEA and explore opportunities in dry freight broking and the environmentals market, including carbon credits and biofuels.

Market Making

We provide Market Making services across major commodities markets for metals, agricultural products and energy and in securities markets, trading a total of 47 asset classes as of December 31, 2023. As of December 31, 2023, we had 99 front-office FTEs in our Market Making business. Our significant scale and broad market connectivity enable us to provide competitive prices on a principal basis in a wide variety of energy and commodity markets, which differentiates our business from many of our peers. We believe that our Market Making activities are principally concentrated on three key global exchanges: the LME, the CME and ICE.

We offer Market Making services across four principal markets:

•

in the metals markets, which contributed $69.3 million, $88.7 million and $68.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, to our Market Making revenue. Our products include base, precious and ferrous metals;

•

in the agricultural markets, which contributed $27.5 million, $20.3 million and $35.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, to our Market Making revenue. Our products include coffee, cocoa, wheat, rapeseed, sugar and corn. Our RCG division also has particular expertise in grains and livestock;

•

in the energy markets, which contributed $31.6 million, $52.1 million and $25.8 million for the years ended December 31, 2023, 2022 and 2021, respectively, to our Market Making revenue. Our products include Canadian crude, coal, middle distillates, fuel oil, gasoline, heating oil, naphtha, diesel, natural gas, power and renewables; and

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•

in the securities markets, which contributed $25.6 million, $11.5 million and $10.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, to our Market Making revenue. Our products include small cap equities and equity volatility products.

Our Market Making Adjusted Operating Profit was $33.3 million, $66.5 million and $52.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We act as principal on Market Making transactions by buying and selling commodities and securities on an exchange for our own account, which increases liquidity in the relevant market. We believe we incur limited market risk from taking positions during our Market Making activities, as we do not take directional positions. The clients we serve in our Market Making business are categorized as producers and refiners (such as Codelco, ZiJin, Cooxupe, Cepsa, Glencore, Gasum and ElectroRoute), consumers (such as Wendy’s, Nestle, Nordon and Energie260), Banks (such as Goldman Sachs, BNP Paribas and RWE), and trading firms and asset managers (such as BlackRock, Wellington Management, Glencore and Shell Energy). We generally hold positions for a short period, typically on an intraday or overnight basis, and conservatively manage risk limits as evidenced by our relatively low average VaR of approximately $2.5 million, $2.0 million and $1.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Market Risk—Value-at-risk” for further information on how we calculate VaR.

Other key tools in place for risk mitigation include sensitivity limits, concentration limits, stress testing limits and additional non-limit control measures. Furthermore, the Market Making business is positively levered to market volatility, which causes both trading volumes to increase and bid-ask spreads we capture to widen. We believe our prudent risk management approach enables us to achieve greater consistency in our profitability. For the year ended December 31, 2023, Market Making trading was profitable 88% of days, 100% of weeks and 100% of months, for 2022, Market Making trading was profitable 84% of days, 96% of weeks and 100% of months and for 2021, Market Making trading was profitable 82% of days, 92% of weeks and 100% of months.

Due to our strong capabilities in the Market Making business, we believe we are well positioned to pursue opportunities to make new markets. We intend to enhance the coverage and connectivity of our renewables product offering and expand our Market Making capabilities in financial securities. In particular, in the metals markets, we intend to expand our EMEA client base, increase market share in non-core markets such as iron ore, steel and U.S. scrap metals, explore opportunities in battery metals markets and increase client activity on our Neon platform. In agricultural markets, our growth initiatives are focused on environmentals and fertilizers. In energy markets, we intend to build out our EMEA client base and explore opportunities in U.S. energy listed options, U.S. regional power markets and physical crude oil.

As of December 31, 2023, 2022 and 2021, our Market Making business had a headcount of 99, 93 and 70 FTEs, respectively. Market Making generated $153.9 million, $172.6 million and $141.0 million of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, representing 12%, 24% and 26% of our total revenue for the same periods, respectively. Our Market Making business generated Adjusted Operating Profit of $33.3 million, $66.5 million, $52.2 million for the same periods, respectively, and an Adjusted Operating Profit Margin of 22%, 39% and 37% for the same periods, respectively.

Hedging and Investment Solutions

Through the Hedging Solutions division of our Hedging and Investment Solutions business, we provide our clients with OTC traded hedging and customized OTC derivatives solutions. We generate revenue from our Hedging and Investment Solutions business by building a return into the pricing of

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the product. Our commodity hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in energy and commodity prices, as well as exchange rates, across a variety of different time horizons.

In 2017, we launched the Marex Solutions division to provide clients with bespoke cross-asset hedging solutions that are tailored to clients’ specific hedging requirements. We established Marex Solutions to meet a specific client demand in a large and underserved market, addressing clients that are often too small for investment banks and serving them at a lower cost than competitors by extensively leveraging technology. In 2019, we launched our Financial Products sub-division, which provides clients with a customizable investment solutions platform, allowing investors to price and create tailor-made products. Both Marex Solutions and our Financial Products division are now part of our Hedging and Investment Solutions segment, which offers global support through “24-5” trading hubs.

Where a client’s requirements go beyond the solutions offered by exchange listed products, our Hedging and Investment Solutions business creates a tailored derivatives solution through customized OTC derivatives with the objective of matching the client’s needs. The division comprises two key sub-divisions:

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Hedging Solutions, which contributed $62.0 million to Hedging and Investment Solutions revenue for the year ended December 31, 2023, provides clients with risk management solutions across commodity markets; and

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Financial Products, which contributed $66.1 million to Hedging and Investment Solutions revenue for the year ended December 31, 2023, provides clients with structured investment products through our structured notes business.

Hedging and Investment Solutions is a client-driven business that takes little directional exposure through continuous dynamic portfolio hedging. Hedging and risk management are centralized functions in which we employ prudent risk management and aim to deliver consistent profitability. Our other key tools for risk mitigation include sensitivity limits, concentration limits, stress testing limits and non-limit control measures. For the year ended December 31, 2023, Hedging and Investment Solutions was profitable 84% of days, 94% of weeks and 100% of months.

Our Hedging and Investment Solutions business is headquartered in London, with 12 additional offices in 5 continents and served 885, 580 and 388 clients in the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, 2022 and 2021, our Hedging and Investment Solutions business had an FTE of 144, 97 and 71 employees, respectively. Our Hedging and Investment Solutions generated $128.1 million, $100.0 million and $88.8 million of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, representing 10%, 14% and 16% of our total revenue for the same periods, respectively. Our Hedging and Investment Solutions generated $33.8 million, $27.8 million and $31.8 million of Adjusted Operating Profit for the years ended December 31, 2023, 2022 and 2021, respectively, and an Adjusted Operating Profit Margin of 26%, 28% and 36% for the same periods, respectively.

We intend to further build out the distribution network for our Hedging and Investment Solutions business in the United States, Brazil and APAC and explore opportunities in the environmentals market, including carbon credits. We also plan to continue to invest in our derivatives engine and client portal to further enhance our competitive advantage.

Hedging Solutions

The Hedging Solutions business provides our clients with tailored risk management solutions across a spectrum of commodity markets, including agriculture (including grains, softs, forestry and

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dairy), metals, energy (including biofuels) and currency markets. Clients include trading houses, producers and consumers as well as banks and distributors.

Hedging Solutions organizes tailored hedging solutions into four primary categories:

•	Participation: Participation products allow clients to participate one-to-one in the underlying market, either in the underlying contract currency or in the local currency.

•	Protection: Protection products allow clients to mitigate against adverse or unexpected market moves that could otherwise damage the business.

•	Price Improvement: Price improvement products enable clients to achieve a better sale price compared to the market price, in exchange for less certainty in volume executed.

•	Range Extraction: Range extraction products extract value from range bound markets. These can be tailored to give more appropriate risk profiles than listed alternatives.

The Hedging Solutions division offers some margin forgiveness to most clients for a pre-agreed amount of their margin call. As a result, the Hedging Solutions division assumes a degree of credit risk for its clients to the extent of such agreed amount. We also extend credit lines to select clients for variation margin payments. Given the increased risk to our business, variation margin credit is subject to additional limits, including the capping of credit offered in specific geographies. As part of our risk management strategy, OTC exposures are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks.

In our Hedging Solutions business, we utilize the Agile technology platform for white label clients. This enables us to convert transaction revenue into a regular income stream. We are also developing an API solution for integration of pre- and post-trade systems. The Hedging Solutions division had 523, 358 and 254 clients in the years ended December 31, 2023, 2022 and 2021, respectively.

Financial Products

We launched Financial Products, our structured notes business, in 2018. The Financial Products division had 362, 222 and 134 clients in the years ended December 31, 2023, 2022, and 2021, respectively. These clients, include private banks, independent asset managers, pension funds and corporates such as Bondpartners SA, Bank J. Safra Sarasin, Julius Baer and Union Bancaire Privée. The structured notes business provides our clients with Structured Notes and represents a way to diversify our sources of funding and to reduce the utilization of our Credit Facilities.

The structured notes business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products. Our regulated subsidiary Marex Financial is the legal entity through which we conduct the structured notes business and Marex Group plc and Marex Financial are both issuers under our Structured Notes Program. Marex Financial is rated BBB by S&P, and Marex is rated BBB– (outlook stable) by S&P and BBB by Fitch. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs – Financial Products Programs.”

We organize our investment solutions into four primary categories:

•	Participation: Clients invest in a single security that provides access to the performance of a selected underlying asset or assets, which can be actively managed by the client over time.

•	Capital Protected: Low risk solutions that provide investors with their principal investment back plus the growth of a chosen underlying asset at maturity.

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•	Yield Enhancement: In a low interest environment, clients receive a relatively large coupon if the market remains flat or rallies but risk some capital if the market falls beyond a certain level.

•	Leverage: Investors receive full participation in the upside and downside of the chosen underlying asset without providing the full cash value of the underlying asset.

We offer a diverse portfolio of Structured Notes, including auto-callable, fixed, stability and credit-linked notes, with varied terms across numerous asset classes. Marex Group plc and Marex Financial act as the “manufacturers” of the Structured Notes. The notes are distributed to investors through a network of distributors. The Structured Notes are settled through the Clearstream clearing system to investors who purchase and hold the structured notes through their custodian bank. Some of the Structured Notes issued by Marex Financial are listed on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.

In addition, we provide liquidity in the secondary market for our Structured Notes. As part of our risk management strategy, the Structured Notes are hedged through a combination of exchange traded derivatives and OTC trades with top-tier investment banks. Marex Financial also operates an alternative structured notes program, the Tier 2 Program, which, due to the long-dated term of the structured notes issued thereunder, enables the Tier 2 Notes to qualify as Tier 2 capital for the purposes of our regulatory capital requirements.

We had $1,850.4 million of debt securities in issue as of December 31, 2023, issued under the Structured Notes Program and Public Offer Program, which included $7.4 million of structured notes issued under our Tier 2 Program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Programs.”

Our Principal Markets

EMEA

We are headquartered in London, with offices in Paris, Versailles, Dublin, Milan, Bruchköbel, Amsterdam, Rotterdam, Lisbon, Madrid, Belfast, Geneva, the DIFC and Tel Aviv. We had 567, 403 and 337 front-office employees (excluding contractors and consultants) in Europe as of December 31, 2023, 2022 and 2021, respectively, with 435, 360 and 298 of these front-office employees based at our head office in London as of the same periods.

Americas

We have offices in New York, Chicago, Houston, Stamford, Miami, San Francisco, Des Moines, Clark, Saint Louis Park, Red Bank, Dallas, Atlanta, Schaumburg, Calgary Montreal and Campinas. Our North American energy business is based in our Houston office, our agricultural business is based in Chicago and our New York office focuses on our financial products. The number of front-office employees (excluding contractors and consultants) in North America was 433, 373 and 256 as of December 31, 2023, 2022 and 2021, respectively.

APAC

We have offices in Hong Kong, Singapore, Sydney, Melbourne and Brisbane. In addition to clients served by our Asia desks, our European and North American offices have a growing base of clients located in Asia that are principally served by our London and New York desks. The number of front-office employees (excluding contractors and consultants) in APAC was 117, 70 and 50 as of December 31, 2023, 2022 and 2021, respectively.

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Our Clients

We are able to directly serve and intermediate a broad range of clients unlike other service providers in the inter-dealer brokerage industry where end-client relationships are largely dominated by banks.

Our clients include large blue chip commodity producers, consumers and merchants, brokers, trading houses, asset managers, international banks, commodity trading advisors and hedge funds.

Over the years, our client base has shifted away from traditional commodity producers and consumers to reflect a more diverse mix of market participants, including U.S. asset managers, banks and brokers, particularly in our agriculture and metals businesses. We believe this transition is largely the result of changing market dynamics, including a reduction in the number of institutions that provide commodity broking services. Our client base includes:

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Commodity producers, consumers and merchants: We serve a range of commodity producers, consumers and merchants, whose participation in our market is a core part of their businesses. These businesses are often active in commodities trading and hedging regardless of market conditions. Select representative clients include BP, Centrica, Glencore, RWE, Shell, Total, Trafigura and Vitol. These types of clients comprised 45% and 50% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the years ended December 31, 2023 and 2022, respectively.

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Asset managers and other market participants: We serve numerous asset managers, market makers, hedge funds and other market participants, including Citadel, J. Safra Sarasin, Union Bancaire Privée and Vontobel. These types of clients comprised 37% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the years ended December 31, 2023 and 2022.

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Large commercial investment banks: We serve numerous financial institutions and “money managers,” including commercial and investment banks, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Macquarie and Morgan Stanley. These types of clients comprised 18% and 13% of our commission revenue (excluding net interest income and certain trading revenue where we trade as principal) in the years ended December 31, 2023 and 2022, respectively.

In the year ended December 31, 2023, we had an active client base of more than 4,000 clients worldwide, with average balances of $13.2 billion. We are continuing to strengthen our relationships with our client base, with revenue generated by our largest clients increasing, while at the same time, our overall client concentration is decreasing as a result of the growth in our client base. The number of clients from whom we received more than $1 million of net commissions was 234 clients in 2023, 82 clients in 2022 and 67 clients in 2021, up from 43 clients in 2018. In addition, the net commissions generated by our top 10 clients was $137 million in 2023 and $61 million in 2022, up from $45 million in 2018. Net commissions from our top 10 clients as a percentage of our total revenue was 10% in 2023.

Our Strategic Acquisitions

We have made several strategic acquisitions in recent years to enhance our geographic coverage and diversify our products and services. These acquisitions represent an important growth driver for our business and continue to be a core aspect of our growth strategy.

We fully integrate acquisitions into the Marex platform to leverage shared infrastructure and existing client relationships. We believe we have a successful track record of delivering revenue and

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cost synergies in connection with the integration of our acquisitions. We have experienced average growth in revenue of approximately 38% and average growth in profitability by more than 100% in the first year post-acquisition for each acquisition based on comparing revenue and Adjusted Operating Profit for the twelve months pre-acquisition to the twelve months post-acquisition with respect to eleven acquisitions that were completed between January 2019 and February 2023. This also reflects weighted averages for revenue and Adjusted Operating Profit.

We believe the high degree of fragmentation in the global commodity broker market, characterized by increasing barriers to entry including higher operating, technology and regulatory compliance costs, provides an attractive backdrop for our business to make further strategic acquisitions.

The following summarizes our recent material M&A activity.

CSC Commodities UK Limited

In January 2019, we acquired CSC for a $21 million premium (with “premium” defined as the purchase price paid over the total net asset value at acquisition). CSC is a London-based oil trading team specializing in on-exchange commodity derivatives, market making and trading oil-related derivatives across the barrel, from crude oil to fuel oil, distillates and light ends, alongside freight, natural gas and agricultural markets. Through the acquisition of CSC, we expanded our Market Making services into the energy sector and created additional value through cross-selling new products. Since we completed the acquisition, CSC has continued to operate under its existing brand name, and its entire infrastructure was integrated into our broader organization. CSC generated $33.4 million and $52.1 million in revenue and $6.7 million and $16.4 million in profit before tax, respectively, for the years ended December 31, 2023 and 2022.

Rosenthal Collins Group LLC

In February 2019, we acquired the trade and assets of RCG for a $12 million premium. RCG was a regulated FCM based in Chicago, offering trade, execution, clearing, brokerage, managed futures and a range of electronic trading services. The RCG operates in a variety of commodities markets, including agriculture, currencies, energy, metals and stock indexes, and was subsequently consolidated within our existing U.S. FCM operations.

Through the acquisition of the RCG business, we enhanced our footprint in North America, expanded our Clearing business and augmented our product offering, particularly in our agriculture business. Further, this acquisition delivered value through cost synergies and continued investments delivering client asset growth. RCG generated $77.7 million and $58.5 million in revenue and $33.2 million and $11.8 million in profit before tax, respectively, for the years ended December 31, 2023 and 2022.

Tangent Trading Ltd.

In March 2020, we acquired Tangent Trading, a London-based scrap metals trading firm. This acquisition enhanced the offerings of our global metals franchise and extended our strategy of developing our sustainable commodities business, which we think will be important in capturing the growth in environmentally sustainable products.

X-Change Financial Access, LLC

In November 2020, we acquired XFA. XFA is a Chicago-based exchange traded derivatives execution broker specializing in benchmark global products, including S&P and VIX options, futures

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and futures options. Through the acquisition of XFA, we further enhanced our expansion into North America and expanded our Clearing business.

ED&F Man Capital Markets

In August 2022, Marex and Marex Financial agreed to acquire the global businesses of ED&F Man Capital Markets for $233.6 million, which was a negative premium. Through the acquisition of ED&F Man Capital Markets, we expanded our client offering in the Clearing business, added to our metal franchise and enhanced our growing businesses in fixed income and equities. This acquisition added over 400 employees and over 1,000 new clients to our platform, as well as increased our capabilities in financial securities markets, including broker-dealer operations. For the year ended December 31, 2023, the acquired business generated $284.0 million in revenue compared with $274.8 million in the twelve months prior to acquisition (as prepared under U.S. generally accepted accounting principles prior to consolidation into our group).

*	Pre-Acquisition figures represent the period from September 2021 to August 2022 and were prepared in accordance with U.S. GAAP.

1	Premium is the purchase price of the acquisition paid over the net asset value of the acquired business.

The acquisition also extended our geographic footprint in Dubai and APAC and helped to further solidify our franchise in the United States.

In the course of the acquisition, we identified several operational and financial synergies between our existing U.S. clearing and execution broker, MNA, and MCMI, the U.S. business of ED&F Man Capital Markets. These synergies led us to integrate the two businesses through the sale of MNA’s assets, clients and employees to MCMI. This integration was effective as of July 15, 2023. Following the integration, on January 3, 2024, MNA was sold to a third-party purchaser. To date, we have recognized annualized cost synergies of approximately $15 million from this acquisition, which is based on the comparison of annualized costs of our Corporate segment for the first eight months of the year ended December 31, 2023 compared to the first eight months of the year ended December 31, 2022 (before the acquisition).

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The acquisition involved staggered completions, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and Dubai businesses in December 2022 and the Hong Kong business in February 2023.

OTCex/HPC

In February 2023, we completed the acquisition of the brokerage business of OTCex. This involved the acquisition of HPC SA (since renamed Marex SA), a French financial services company specializing in brokerage services in equity, derivatives and interest rate markets, as well as its subsidiaries and branches in France, the United Kingdom, Portugal, Italy and the United Arab Emirates. This acquisition included other subsidiaries of OTCex, including OTCex LLC based in New York, OTCex Asia based in Singapore, OTCex Israel based in Tel Aviv and OTCex Hong Kong Limited based in Hong Kong. Completion of the transaction occurred after we received regulatory approvals from local regulatory authorities in four jurisdictions: France, the United Kingdom, the United States and Hong Kong.

Our acquisition of the brokerage business of OTCex business strengthened our capabilities in equities, structured products, fixed income and commodities and further established our presence in Europe.

Cowen

In December 2023, we acquired Cowen’s legacy prime brokerage and outsourced trading business for a $25 million premium. The business offers a full range of services including multi-asset-class custody, high and low touch execution, financing solutions, security lending and related technology solutions and capital introduction. The acquired operations have been incorporated into the MCMI business, rebranded as Marex Prime Services and Marex Outsourced Trading and have been retained within the acquired Cowen entity, Cowen International Limited (now Marex Prime Services Limited) in the United Kingdom.

In the year ended December 31, 2022, the business earned approximately 30% of its revenue from outsourced trading operations and approximately 70% from prime services. In 2022, the business earned 66% of its revenue in the United States and 34% internationally.

This acquisition has been incorporated into to our existing capabilities in the financial markets and expanded our client base with the addition of mid-sized asset managers. It has also increased our capabilities in custody to securities lending and capital introduction, while accessing a larger global client base. It also further expands upon the capabilities acquired during the acquisition of ED&F Man Capital Markets in 2022 and supports our continued expansion into the United States.

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We aim to achieve cost and revenue synergies from cross-selling to a new client base as a result of this acquisition.

1	Premium is the purchase price of the acquisition paid over the net asset value of the acquired business.

Information Technology

We have developed and continue to develop client-centric proprietary technology, which we believe enables us to deliver innovative solutions to our clients and create a scalable operating environment across our business and enables the efficient integration of our acquired businesses. We deploy numerous computer and communications systems and networks to operate our broking business, including front-end broking platforms available to clients and brokers to disseminate information, provide analytics and collect and manage orders, alongside our back-office infrastructure.

Our operating platforms are supported by third-party platforms, including modern cloud-based solution providers. These third-party providers help us to ensure that our technology is reliable, scalable and provide a seamless client experience. Cloud services help us accelerate our product development by ensuring that we can leverage existing technology and that we can bolt on additional services where applicable. This enables us to focus our development efforts on the platforms that differentiate our offerings and reduce our time-to-market.

At the core of our technology offering are Neon and Agile, our proprietary front-end broking platforms.

Neon

We launched Neon, our trading, risk and data platform, in 2020. Neon provides traders with direct access to global commodity and financial exchanges, enables clients to manage their risk, including through the application of risk management methodologies, and provides access to market data. Neon can be accessed by multiple channels including via desktop and mobile. The number of Neon users was approximately 16,000, 10,000, 8,000, 2,000 and 1,000 for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, respectively. We calculate the number of users based on the number of subscribers that accessed the platform during each respective year.

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Neon’s applications are summarized below:

Neon Insights: Research, commentary and insights across energy, metals, agricultural and financial markets.

Neon Energy: Fully customizable, real-time view of our highly liquid energy markets.

Neon Metals: Access to our liquidity in base metals, from adjusting 3M positions to trading spreads.

Neon Crude: Real-time crude trading platform, allowing users to view and trade bids for the Canadian crude market.

Neon Trader: Real-time exchange trading with access to multiple global futures and options markets.

Neon Risk: Comprehensive post trade risk management, allowing users to manage risk effectively with real-time P&L at instrument, account, trading group or firm level.

Agile

Agile is our full-service commodity broking platform that allows clients to manage their OTC hedging portfolio electronically. Our Agile platform aims to provide clients with full transparency and control through the hedging life cycle. Through Agile, clients can explore new trade ideas in real time, monitor and analyze their hedging portfolio and access up-to-date market data and pricing information.

Sales and Marketing

Sales and marketing is mostly conducted through our front-office employees, who aim to enhance the services that we provide to our clients in both existing and new products. Our front-office teams are also significantly involved in marketing initiatives targeting new clients, supported by product and business development teams who create service-and product-specific information about our offerings. As part of this process, we may analyze existing levels of business within our four core businesses to identify potential areas of growth and opportunities to cross-sell our varied product and service offerings.

Corporate publications, which provide information about our activities and specific services and offerings, are produced through our Corporate Affairs team. Using a variety of direct marketing, sales initiatives and marketing campaigns, our Corporate Affairs team is primarily responsible for building on and enhancing our brand and growing our global footprint by raising awareness of our products and services.

Competition

Our markets are large, fragmented and characterized by high barriers to entry and heightened regulatory scrutiny, which result in reduced competitive intensity. We compete with a number of companies across the four interconnected business services that we provide to our clients.

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Clearing: We broadly compete against other independent, non-bank FCMs, such as ADM Investor Services and RJ O’Brien, and large global investment banks, such as Citigroup, J.P. Morgan Chase, Macquarie, Mizuho and Société Générale.

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Agency and Execution: We compete with large banks and investment banks, such as BNP Paribas, Citi, Goldman Sachs, J.P. Morgan, Morgan Stanley, Société Générale and Standard Chartered, as well against highly interconnected financial institutions such as BGC Partners,

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Clarksons, OTC Global Holdings, StoneX, TP ICAP and Tradition, as they facilitate a large portion of trading activity.

•	Market Making: We compete against other market makers such as Citadel, DRW, DV Trading, J.P. Morgan, Koch, Société Générale, StoneX, Sucden Financial and Virtu.

•	Hedging and Investment Solutions: We compete against other financial firms such as StoneX and Macquarie and commodity producers with in-house capabilities such as Cargill.

We believe that the diverse array of business services that we offer are complementary to one another, and together they form a differentiated, full-service solution for our clients that allows us to effectively compete in the various markets in which we operate.

Risk Management

We are principally exposed to the following areas of risk: credit risk, market risk, liquidity risk, concentration risk and operational risk. We seek to manage risk across our business through our robust risk management governance structure and strong risk culture.

Risk Governance

“Three Lines of Defense” model

We have adopted a “Three Lines of Defense” model for risk governance. We believe this model, in addition to a strong risk culture, good communication and understanding, helps us manage risk across our business. Our “Three Lines of Defense” include:

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First Line of Defense: Business units and support functions are the primary owner of risk in their respective business and are responsible for the day-to-day management of that risk. They are responsible for (i) understanding and adhering to the risk and control environment; (ii) considering the risk/reward trade off; and (iii) the ongoing assessment, monitoring and reporting of risk exposures and events.

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Second Line of Defense: Our Risk Management and Compliance functions are responsible for the management of risk across our business. These teams provide independent risk oversight of the first line of defense and supervise the operation of our risk control framework. The second line of defense is also responsible for formulating and maintaining risk frameworks, policies and risk reporting, in addition to managing risks relating to compliance and financial crime.

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Third Line of Defense: Our Internal Audit function provides independent assurance of the first and second lines of defense. Internal Audit conducts an annual program of risk-based audits covering all aspects of the first-line and second-line risk management and risk control activities. Internal Audit also regularly undertakes additional ad hoc audit investigations at the request of our audit and compliance committee and/or the Chair of our board of directors.

Enterprise-Wide Risk Management Framework

We have put in place the Enterprise Wide Risk Management Framework (“EWRM Framework”). The EWRM Framework is a comprehensive risk management framework that sets out the control mechanisms to identify, measure, assess, monitor, control and report on underlying risks across our business. Our board of directors has overall responsibility for ensuring the risk management practices set out in the EWRM Framework remain appropriate for our business and maintain oversight over subsidiaries. Our board of directors also monitors the overall risk profile of the business and that the systems of internal control function effectively.

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Local regulatory responsibilities may apply to the boards of our subsidiaries with operations in certain jurisdictions. As a result, our subsidiaries may develop their own risk frameworks and policies tailored to their specific businesses, provided that such frameworks and policies remain consistent with, and have regard for, the principles of the EWRM Framework and our policies.

Risk culture describes the values and behaviors present throughout an organization. The Marex risk culture shapes every risk decision we make and is consistent with our ethics and values and our strategic and risk objectives.

Responsibility for risk management resides at all levels within our business, from our board of directors and the Executive Committee down through the organization. Each business unit is responsible for understanding the risk environment and complying with all risk policies and limits. Responsibility for effective review and challenge of risk policies resides with our senior managers, risk oversight committees, Internal Audit, our independent risk function, our board of directors, our dedicated risk committee and our Chief Risk Officer.

Risk Appetite

Risk appetite is the level of risk our board of directors is willing to accept now and over the future planning horizon, given our financial resources to pursue the stated business and risk strategies. Our business strategy is aligned with our risk appetite to guide our business activity and associated risk taking. This ensures structures exist to identify and analyze emerging risks for issues that could become material risks going forward.

Our risk appetite is determined by reference to the high-level objectives set by our board of directors, which are formulated into detailed risk measures by specific departments, trading desks, traders and, where appropriate, to individual risk exposures.

Our risk appetite is governed by our risk appetite framework (the “Risk Appetite Framework”), which includes measures that assess risks to ensure the successful delivery of our business and risk strategies. These measures are compared against key balance sheet and profit and loss figures, as well as other specific measures and qualitative assessments. The Risk Appetite Framework is responsive to changes in our business strategy and plans, which ensures that our risk appetite is aligned with changes in our overall strategic goals.

Risk Categorization Model

We actively monitor and assess risks to which our business is exposed. Each risk we identify is categorized in accordance with our risk categorization model (“RCM”), with accompanying mitigation where possible, to ensure adherence to the stated risk appetite. The RCM is an integral part of our EWRM Framework.

Key risks identified in the RCM are consistently analyzed and measured in accordance with our approved policies and processes. Key business controls and procedures are then implemented to mitigate the risks highlighted by the risk assessment.

Oversight of Material Risk Takers

“Material Risk Takers” or “MRTs” are identified as those individuals within our business whose professional activities have a material impact on our risk profile. We have adopted a Material Risk Taker Identification Framework (the “MRT Framework”) to define the policies and processes under which we identify MRTs. Both this MRT Framework and the agreed list of MRTs are subject to review and approval by our first and second lines of defense, executive management and, ultimately, our Remuneration Committee, which is chaired and will be attended by independent members of our board of directors following the completion of our IPO, on an annual basis.

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We perform a quarterly conduct assessment on MRTs, the results of which are considered by the aforementioned stakeholders in their approval of any MRT.

Risk Reporting

An important part of our risk management process is regular and appropriate reporting and communication of risk. In line with our governance structure, periodic reporting and risk analysis is presented to the relevant governing bodies as well as the relevant risk takers, including our board of directors, our risk committee, our Executive Committee and our senior management. We believe that the escalation procedures for raising significant issues with managers and supervisors are clear and well embedded across our business.

Credit Risk

Credit risk is the risk of losses where a client or counterparty fails to perform its contractual obligations. Our Credit department is responsible for reviewing and granting credit facilities to counterparties to minimize credit losses and protect the capital of our business. Credit lines are approved by either our Chief Risk Officer and Global Head of Risk, acting within the authority as granted to them by our executive credit and risk committee (“Risk Committee”), or are presented to our Risk Committee for approval. Our Risk Committee comprises our Chief Executive Officer, Chief Risk Officer, Chief Financial Officer and Global Head of Risk and is attended by our Head of Credit, credit analysts and the relevant heads of desks. Our senior risk management team and Risk Committee review clients’ exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles. Our Risk Committee, Chief Risk Officer or Global Head of Risk, within their respective approvals, review clients’ credit exposure, proposals to review additional credit requests and amendments to clients’ existing credit profiles.

Our Credit department is responsible for granting each client a position limit, which is the maximum exposure a client can take, during the on-boarding process to limit our counterparty risk. The position limit varies between clients trading on exchange and those trading OTC.

Each morning, client credit exposures are reviewed by senior management to assess any significant margin calls (or any margin calls that have been outstanding for longer than one day) and positional limit breaches. Where breaches occur, clients are instructed to reduce exposure, transfer positions away from us or make up any funding shortfall.

We have several processes in place to mitigate credit risk. The primary mitigants that we use are summarized below:

Netting: Where legally enforceable, we enter into netting agreements to reduce our credit risk. Netting agreements are bilateral arrangements that can lower our credit exposure if a counterparty enters into liquidation by permitting netting of unrealized losses against unrealized gains on outstanding derivatives transaction contracts. Under these netting agreements, a liquidating authority of a failed counterparty is obliged to perform all the transactions included (or to undertake payment of all the amounts owed on the running accounts) under the agreement, rather than only performing profitable derivatives transaction contracts.

Central clearing counterparties: Where trades are cleared, the counterparty credit risk is mitigated as clearing reduces the chance of a client or other clearing member defaulting. If there is a default, any losses would be shared between other clearing members.

Collateral: Collateral, typically in the form of cash, is posted by clients to secure credit and position limits. This collateral is held in separate, standalone accounts and therefore cannot be directly used to fund trading.

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Parental or counterparty guarantee: Counterparty risk can be mitigated through a parental or counterparty guarantee. A guarantee is a legal agreement by which a parent or connected company of the client agrees to be financially responsible for the client’s financial obligations and to pay us if the client defaults in accordance with its contractual terms.

Tri-Party Agreements: Tri-Party Agreements are most common within commodity financing. Under a Tri-Party Agreement, a commodity trade financing bank agrees to finance the trading activities of a client in one or more designated “hedging accounts” that the client holds with us. In return, the client grants the bank a security interest over those hedging accounts. This allows our credit risk to be transferred from the commodity trader to a more creditworthy commodity trade financial bank.

Market Risk

Market risk is risk that arises from fluctuations in values of our traded positions due to changes in the value of prices, volatilities or interest rates within financial markets. There are also additional balance sheet risks from fluctuations in foreign exchange (translation risk) and interest rates.

Market risk is managed by our Market Risk department, which consists of two separate teams, both of which ultimately report to our Chief Risk Officer. One team is dedicated to our Marex Solutions business and another team covers our exchange-traded house and client exposure. These teams operate under distinct market risk frameworks that are approved by our board of directors and aligned to our risk appetite, and they monitor risk-generating exposures to manage our exposure to market risk.

As with credit risk, market risk is managed through position limits granted to clients through the on-boarding process. These limits are calculated based on market liquidity and maturity. Exposures are monitored in real time.

Our processes to mitigate market risk include:

•	Pre-trade risk controls: We have pre-trade risk controls in place to prevent trades above defined parameters from being executed.

•

Post-trade risk controls: We employ extensive controls, both systemic and procedural, in the post-trade environment. We monitor trades on a real-time and T+1 basis against our limits, monitor intraday concentration risk and undertake extensive stress testing calculations.

Pre-trade controls can take various forms that include both preventative controls and detective:

•	maximum clip limits, sometimes termed “fat finger” limits, restrict the order size per order;

•	maximum long/short positions restrict outright long or short exposure for an underlying or group of underlying;

•	buying power restricts exposure to the value of the account (positive net liquidating value);

•	price collars/price reasonability; and

•	maximum messages per second.

House exposures are monitored intraday with alerts generated once predetermined thresholds are breached for either risk limits and/or notional sizes. Monitoring occurs at a multitude of levels, including product, size, sensitivity, concentration and profit and loss.

As a result of offering OTC and ETD transactions linked to cryptocurrencies and our limited physical holdings of cryptocurrencies on our balance sheet, we carry a certain degree of market exposure to changes in the price of those cryptocurrencies and related volatility. While we consider our

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overall net market exposure to cryptocurrencies for each of the three years ended December 31, 2023 to be immaterial, we monitor our market risk exposure to cryptocurrencies and mitigate such risks through the implementation of various procedural controls, such as restricting both our and our clients’ exposures through a comprehensive suite of risk limits and hedging our balance sheet physical holdings against exchange-traded house and client exposures. As a result of these controls and system infrastructure, we are able to reduce our net exposure to cryptocurrencies, meaning that the impact of any significant change to the price of digital asset holdings in our operational and financial results would be immaterial.

Liquidity Risk

Liquidity risk is the risk that our business, although solvent, does not have sufficient financial resources available to meet its obligations as they fall due or is only able to secure resources at excessive cost. Liquidity risk is managed by our Treasury department, which reports to our Chief Financial Officer.

Our processes to mitigate liquidity risk include:

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Financing arrangements: We have $150 million of committed capital under the Marex Revolving Credit Facility, which includes a $35 million Swingline Facility, allowing us to access additional funding in short order. Through our subsidiary MCMI, we have access to a committed $100 million MCMI Revolving Credit Facility. In June 2022, we issued $100 million of AT1 Securities, and in February 2023, we completed our inaugural public senior bond issuance under the EMTN Program, raising €300 million. These issuances strengthened our liquidity position, further diversified our funding sources and extended our debt maturity profile. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs.”

•

Stable client base: We have a stable client base, including producers, consumers, utilities providers and brokers, as well as banks and asset managers. These clients typically hold both long and short positions, which provides us with some element of liquidity offset at all times.

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Cancellation of credit lines: All credit lines are uncommitted and can be cancelled at short notice. We also constantly evaluate our credit line portfolio, increasing and reducing individual credit lines to ensure that we have adequate liquidity.

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Structured notes: The Structured Notes Program and the Public Offer Program provide us with an effective way to quickly increase liquidity. The Structured Notes Program and Public Offer Program have also diversified our sources of funding, reducing our overall liquidity risk. However, we may still face liquidity risks associated with the Structured Notes, which would affect our ability to access this source of funding, or we may fail to hedge our processes effectively, which would subject us to increased market risks. Further, by issuing such Structured Notes, we will still be obligated to pay the notes upon maturity, even if we suffer any losses as a result of market movements or insufficient hedging arrangements. See “Risk Factors – Risks Relating to Our Financial Position – We require financial liquidity to facilitate our day to day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs – Financial Products Programs.”

We also have a detailed contingency funding plan which would be implemented if a crisis impacted our overall liquidity. This plan contains detailed contingency plans for managing any such crisis.

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Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or external events. When assessing operational risk, we consider legal and compliance risk, reputational risk and business and strategic risk.

We manage operational risk, including cybersecurity and digital privacy risks, in accordance with our Operational Risk Policy, which is implemented in line with our Operational Risk Management Framework. The Operational Risk Management Framework outlines the methodologies and standards to be employed by our employees to manage operational risk within our business, which include the following key aspects:

•

Risk and Controls Self-Assessment: Risk and Controls Self-Assessments (“RCSAs”) are the industry standard approach to operational risk management. We use RCSAs to identify and assess risk and to appraise the controls in place to mitigate these risks.

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Risk Appetite Metrics and Key Risk Indicators: We use certain risk appetite metrics and key risk indicators to monitor and track significant risks. These key risk indicators are indicative of trends in risk exposure and provide early warning signals, highlighting changes in the risk environment, control effectiveness and potential risk issues. These indicators are monitored by our risk department between formal RCSA reviews.

•	Internal risk events: Any data relating to a risk that materializes, including near misses, is recorded and used by our risk department to assess operational risk exposures across our business.

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External loss data: External loss data is gathered and analyzed to enhance the assessment of operational risks and provide an early warning of potential threats or risks that we may not have foreseen or considered.

In addition, we conduct extensive scenario analysis to assess the likelihood of operational risks occurring and to ensure that we have adequate internal controls in place to minimize these risks.

Regulation

As a global financial services platform, we have the following regulated financial services companies.

U.K. Regulated Entities

The below is a list of all of our entities that are regulated in the United Kingdom (the “U.K. Regulated Entities”):

•

Marex Financial, which is regulated in the United Kingdom by the FCA, in Italy by the Commissione Nazionale per le Società e la Borsa (“Consob”) and in Dubai by the Securities and Commodities Authority (“SCA”);

•	Marex Spectron International Limited (“MSIL”), which is regulated in the United Kingdom by the FCA and by the Alberta Securities Commission in Canada;

•	Marex Prime Services Limited, which is regulated by the FCA; and

•	HPC Investment Services Limited, which is regulated by the FCA.

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U.S. Regulated Entities

The below is a list of all of our entities that are regulated in the United States (the “U.S. Regulated Entities”):

•	MCMI, which is regulated as an FCM by the CFTC, and is a member of and regulated by the NFA. MCMI is also regulated by the CME (its designated SRO), and as a broker-dealer by the SEC and FINRA;

•	Marex North America Securities, LLC (“MNAS”), which is regulated by the SEC and FINRA;

•	MSIL, which is regulated as an introducing broker (“IB”) by the CFTC and is a member of and regulated by the NFA;

•	Marex MENA Limited (“MML”), which is regulated as an IB by the CFTC and is a member of and regulated by the NFA;

•	OTCex LLC, which is regulated as an IB by the CFTC and is a member of and regulated by the NFA and as a broker-dealer by the SEC and FINRA; and

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XFA, which is regulated as a broker-dealer by the SEC, as an IB by the CFTC, is a member of and regulated by the NFA and the Chicago Board Options Exchange (“CBOE”) (in respect of the CBOE, as its designated SRO).

E.U. Regulated Entities

The below is a list of all our entities that are regulated in the European Union (the “E.U. Regulated Entities”):

•

Marex SA, which is regulated by the AMF and the ACPR in France. Marex SA has regulated branches in Portugal (regulated by the Comissão do Mercado de Valores Mobiliários), the DIFC (regulated by the Dubai Financial Services Authority (“DFSA”) and the Consob in Italy);

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MSEL, which is regulated by the Central Bank of Ireland (“CBI”) in Ireland. MSEL has regulated branches in Germany (regulated by the Federal Financial Supervisory Authority (“BaFin”)) and Spain (regulated by the Comisión Nacional del Mercado de Valores);

•	Marex France SAS (“Marex AIFM”), an Alternative Investment Fund Manager (“AIFM”) regulated by the AMF; and

•	Arfinco SA, which is regulated by the ACPR in France.

Other Regulated Entities

The below is a list of all our entities that are regulated in jurisdictions other than the United Kingdom, the United States or the European Union:

•	Marex Spectron Asia Pte. Ltd. (“MSAPL”), which is regulated by the Monetary Authority of Singapore (“MAS”) in Singapore and the NFA in the United States;

•	Marex Hong Kong Limited (“MHKL”), which is regulated by the Securities and Futures Commission (“SFC”) in Hong Kong;

•	OTCex Hong Kong, Limited (“OTCex HK”), which is regulated by the SFC in Hong Kong;

•	MML, which is regulated by the DFSA in the DIFC; and

•	Marex Australia Pty Ltd (“MAPL”), which is regulated ASIC in Australia.

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Each regulated company generally provides services to clients based both within and outside of its home jurisdiction in accordance with the applicable legal and regulatory requirements. In certain jurisdictions, this involves relying on applicable exemptions. In addition to the regulatory regimes in each company’s home jurisdiction, our companies may be subject to overseas law and regulation when they provide services on a cross-border basis. We are also subject to anti-money laundering, counter-terrorism financing and sanctions laws and regulations in the jurisdictions in which we operate.

Several areas of regulation have either seen recent change or are areas where future change is anticipated. Where these changes may pose a material risk to the future operation of our business, they have been disclosed in “Risk Factors—Risks Relating to Regulation”.

United Kingdom

The statutory framework for the regulation of financial services in the United Kingdom is set out in the Financial Services and Markets Act 2000 (“FSMA”). FSMA requires firms that provide financial services in the United Kingdom to be authorized and regulated by the relevant regulatory authority. Financial services firms are subject to supervision by one or both of two U.K. regulators—the FCA and the Prudential Regulation Authority (“PRA”). The PRA is responsible for regulating banks and building societies (as deposit takers), insurers and credit unions and large investment firms (e.g., investment banks) for prudential purposes. The FCA regulates all other investment firms for prudential purposes, and regulates all financial services firms for conduct purposes.

Entities Subject to the FCA’s Supervision

In the United Kingdom, we have four regulated entities: Marex Financial, MSIL, Marex Prime Services Limited and HPC Investment Services Limited. The U.K. Regulated Entities are regulated and authorized by the FCA as their sole regulator for both prudential and conduct matters. HPC Investment Services Limited is regulated and authorized by the FCA as the operator of an OTF, which is the platform through which our U.K.-based clients can trade certain products and asset classes. The FCA is also the prudential supervisor of our business on a consolidated basis. None of our entities are authorized or regulated by the PRA.

To be authorized by the FCA, firms are subject to an extensive approval process. This includes assessing their compliance with various regulatory requirements, including certain “threshold conditions”. Threshold conditions are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to have permission to carry on the relevant regulated activities under FSMA. The threshold conditions for FCA regulated firms relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the FCA;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business; and

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities.

The FCA’s Principles for Businesses sets out high-level principles that apply to all authorized firms. This includes requirements for firms to treat clients fairly, maintain adequate financial resources and risk management systems, observe proper standards of market conduct, manage conflicts of interest fairly, communicate with clients in a way that is clear, fair and not misleading, and deal with their regulators in an open and cooperative way.

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The FCA also has certain powers in relation to the approval of the “controllers” of U.K. FCA authorized firms, including the U.K. Regulated Entities. Any person proposing to acquire or increase “control” above prescribed thresholds in an FCA authorized firm must obtain approval from the FCA prior to the change in control.

FCA Supervision and Enforcement

The FCA has a wide range of supervisory powers, including extensive powers to intervene in the affairs of an FCA authorized firm. The FCA also has various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; (iii) impose restitution orders; and (iv) fine, censure, or impose other sanctions on firms or individuals.

The FCA can formally investigate a firm, require the production of information or documents, or require a firm to provide a “skilled persons” report under section 166 of FSMA to facilitate its supervision of a firm. For example, in 2022 the FCA required us to provide a “skilled persons” report on the product governance controls and processes that we had implemented in respect of our Hedging and Investment Solutions business. After reviewing this report, the FCA determined that it did not need any further information on this subject.

The U.K. Regulated Entities are subject to the Senior Managers and Certification Regime (“SMCR”), which relates primarily to the accountability and responsibility of managers and other relevant staff. Under the SMCR, firms must have clear and effective governance structures. Different conduct rules apply to the U.K. Regulated Entities’ staff depending on the seniority of the function performed.

The FCA may take direct enforcement action under the SMCR against individuals undertaking senior management functions for authorized firms. Under the SMCR, the FCA may revoke an individual’s approval to perform certain roles within a firm. Breaches by authorized firms of certain rules can also give certain private persons (who suffer loss from the breach) a right of action against the firm for damages. The FCA can also take action against a broader population of individuals under the SMCR including so-called certification functions as well as conduct rules staff for both financial and non-financial misconduct. Misconduct both inside and outside the workplace can be relevant to FCA action. The FCA has recently consulted on its approach to, and draft rules for, the supervision and enforcement of non-financial misconduct for senior managers, certification functions and conduct rules staff, with a finalized policy statement expected early 2024. Serious instances of non-financial misconduct could lead to disciplinary action by the FCA including the issuance of prohibition orders against individuals rendering them permanently unable to work in the financial services industry in the United Kingdom.

U.K. Financial Services Legislation

FSMA is the central piece of legislation for the regulation of financial services companies in the United Kingdom. Among other things, it imposes certain requirements on FCA authorized firms and gives the FCA a broad range of powers.

Following Brexit, certain “on-shored” E.U. financial services legislation has been assimilated in U.K. law. The FCA has published relevant guidance which indicates which pieces of E.U.-derived regulations will continue to apply in the United Kingdom, in modified form where required (“On-shored E.U. Regulation”). The FCA, alongside HM Treasury and the PRA, is working on the so-called “Edinburgh Reforms” which, in part, focus on reviewing On-shored E.U. Regulation and determining what should remain in place under U.K. law and what should instead be revisited and potentially

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reformed (or deleted with no replacement or some combination of the foregoing). This means the U.K. regulatory landscape will be subject to considerable flux in the coming years, which may result in an increased (or decreased) regulatory and compliance burden on the U.K. Regulated Entities as well as increasing divergence between the approach adopted by the U.K. Regulated Entities and group companies regulated in the European Union (and elsewhere). Monitoring for and implementing these changes could represent a regulatory risk for us as well as necessitating increased legal and compliance spend.

In addition to FSMA, the U.K. Regulated Entities are subject to a wide range of regulatory rules, including, but not limited to, the rules prescribed in the FCA’s handbook of rules and guidance (“FCA Handbook”) and the On-shored E.U. Regulation. Many of the rules that apply to the U.K. Regulated Entities are derived from this “on-shored” legislation, including the U.K. versions of:

•	the regime referred to collectively as MiFID II and MiFIR;

•	the EMIR;

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the Capital Requirements Regulation (Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms) (“CRR”) and the fourth Capital Requirements Directive (Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms) (“CRD IV”);

•	the Market Abuse Regulation (Regulation (EU) No 596/2014 on market abuse) (“MAR”);

•	the Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”);

•	the Regulation on wholesale energy market integrity and transparency (Regulation (EU) No 1227/2011 on wholesale energy market integrity and transparency) (“REMIT”);

•	the Benchmarks Regulation (Regulation (EU) 2016/1011 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds) (“BMR”);

•	the Bank Recovery and Resolution Directive (Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms) (“BRRD”);

•	the Securities Financing Transactions Regulation (Regulation (EU) 2015/2365 on transparency of securities financing transactions and of reuse); and

•	the Central Securities Depositories Regulation (Regulation (EU) No 909/2014 on central securities depositories).

Where E.U. regulations are “on-shored” in the United Kingdom, they typically have a similar application as the E.U. equivalent, but with various important divergences, which will likely increase over time.

United Kingdom Wholesale Markets Review and FSMA 2023

In 2021, the U.K. government established a review to improve the regulation of secondary markets in the United Kingdom (the “Wholesale Markets Review”). The Wholesale Markets Review proposed a range of changes to how trading in securities is regulated in the United Kingdom. Elements of implementation of the Wholesale Markets review are still ongoing, however, the FCA has begun implementing changes where legislation is not required, and other changes have been implemented by the Financial Services and Markets Act 2023 (“FSMA 2023”), which was published in July 2023.

In particular, FSMA 2023 gives the United Kingdom Treasury the power to designate a person who provides critical services to regulated firms as “critical.” It will also allow the FCA to directly

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oversee critical services provided to regulated firms by designated critical third parties (that would otherwise be unregulated by the FCA) and make associated rules in relation to such provision. It is expected that certain service providers to our United Kingdom entities may be deemed critical service providers.

Risk Management, Compliance and Governance

The U.K. Regulated Entities must have robust risk management, compliance and governance processes so that they can be operated in accordance with the U.K. regulatory framework and with sound risk management processes. This includes the requirement to operate in accordance with U.K. operational resilience and outsourcing rules. For OTC derivatives transactions, such rules include a requirement in certain cases to centrally clear or apply “risk mitigation techniques.”

Conduct of Business

The U.K. regulatory framework imposes various requirements relating to the conduct of business of an authorized firm. These requirements relate to, among others, product governance, the treatment of client money and assets, information provision, disclosure and reporting to clients, handling of client complaints, best execution, management of conflicts of interest, disclosure to clients of information relating to charges and the general obligation to deal with clients fairly.

The applicable conduct rules may differ depending on the type of client. While Marex Financial is authorized by the FCA to provide certain investment services to retail clients, we currently do not have any retail clients and in practice, we only provide services to professional clients and eligible counterparties.

The FCA has introduced a new “Consumer Duty” designed to ensure that firms deliver good outcomes for retail clients. The duty applies primarily to firms providing services to retail clients, but it also has an impact when a wholesale firm is in a distribution chain and, as a result, affects outcomes for retail investors. This is in addition to existing product governance rules which require manufacturers and distributors of financial instruments to consider their suitability for the relevant target market and distribution strategy.

U.K. regulation also governs the provision of information by authorized and unauthorized firms, including the requirement that financial promotions are compliant with certain disclosure obligations and are fair, clear and not misleading (or can otherwise be made to specified categories of recipients in line with specific exemptions).

Market Conduct and Abuse

Market conduct rules impose certain obligations on the U.K. Regulated Entities, including duties of transparency to regulators, markets and issuers. This includes trade reporting and monitoring obligations, both in relation to financial instruments and wholesale energy products to ensure that the U.K. Regulated Entities help to maintain the proper functioning and integrity of the wider U.K. financial markets.

Following Brexit, a U.K. version of MAR (“U.K. MAR”) operates in parallel to the original E.U. version. U.K. MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses.

U.K. MAR requires the U.K. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the FCA. Under U.K. MAR, the FCA may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or

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restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments. The Financial Services and Markets Act 2023 confers new rule-making powers on the FCA, including the power to make changes to the regulatory framework on market abuse in the United Kingdom.

The Criminal Justice Act 1993 also contains rules covering criminal penalties for insider dealing. The Financial Services Act 2012 contains criminal offenses for making false or misleading statements or creating a false or misleading impression in relation to relevant investments, including benchmarks. These offenses sit alongside the civil market abuse offenses in U.K. MAR, and the FCA is empowered to prosecute both civil and criminal market abuse offenses.

Prudential Capital and Liquidity Requirements

Under the IFPR, we are subject to consolidated prudential supervision by the FCA. Generally, U.K. Regulated Entities are subject to the IFPR when their activities fall within the scope of MiFID II. The U.K. Regulated Entities that fall within the scope of the IFPR must satisfy certain prudential capital and liquidity requirements, including the own funds requirements and the basic liquid assets requirement. Capital, liquidity and prudential governance requirements vary according to, among others, the scale and nature of our business, an internal assessment of our requirements and additional requirements imposed by the FCA.

Resolution Powers

In the United Kingdom, an investment firm may be subject to resolution or investment bank special administration depending on its systemic importance and regulatory classification. Resolution rules are included in the Banking Act 2009 and give authorities a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in” (writing down the claims of the firm’s unsecured creditors, including holders of capital instruments, and converting those claims into equity), as well as the power to force the partial or full sale of an entity subject to resolution. Special administration powers apply at the point an entity becomes insolvent and allows special administrators to take control of the entity and apply certain measures such as transferring client money and assets.

Our business does not fall within the scope of special administration rules. However, as our systemic importance may change, it is possible that we become subject to resolution rules. Decisions taken in the context of resolution or special administration may materially adversely affect investors in our ordinary shares.

Outside resolution, there are requirements for firms which hold client money. These requirements are principally intended to ensure that client money is protected in the event of the firm’s insolvency. Marex Financial is also subject to specific client money rules relating to regulated clearing arrangements.

Remuneration

We must comply with the “basic” and “standard” remuneration requirements contained in the Senior Management Arrangements, Systems and Controls sourcebook (“SYSC”) 19G of the FCA Handbook. The U.K. Regulated Entities are also required to comply with the “extended” remuneration requirements contained in SYSC 19G. SYSC 19G includes general requirements in relation to remuneration policy, governance and disclosure and specific requirements regarding the remuneration arrangements of individuals whose professional activities have a material impact on the firms’ risk profiles. Our remuneration committee ensures that our remuneration policies and practices are consistent with the requirements of SYSC 19G.

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Financial Services Compensation Scheme / Financial Ombudsman Scheme

The U.K. Regulated Entities are within the scope of the U.K. Financial Services Compensation Scheme (“FSCS”). In certain circumstances, the FSCS would provide compensation if those entities were unable to satisfy the claims of their clients (for example, in the event of an entity’s insolvency). The U.K. Regulated Entities are required to pay an annual levy towards the FSCS, which is variable.

The Financial Ombudsman Scheme (“FOS”) is an independent complaints resolution body which seeks to resolve disputes between consumers and financial services providers. While the U.K. Regulated Entities are technically subject to the jurisdiction of the FOS, the FOS only considers complaints presented by an “eligible complainant”. Because “eligible complainants” are broadly non-professional persons, we do not expect any of our clients to be “eligible complainants” for the purposes of the FOS.

Benchmarks

Administering regulated benchmarks is a regulated activity under the U.K. Benchmarks Regulations (“U.K. BMR”). While we contribute to regulated benchmarks, we do not currently administer any that are subject to the U.K. BMR.

United States

MCMI, MML, MSIL, OTCex LLC, MNAS and XFA are subject to significant regulation in the United States, including requirements imposed by the CFTC, FINRA, the SEC, and the NFA. Certain U.S. Regulated Entities are also subject to the requirements set forth by exchanges to which they hold a membership. See “Business – Our Principal Services – Clearing.” These regulatory bodies and exchanges protect clients by imposing requirements on the U.S. Regulated Entities, including those relating to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters.

The CFTC is responsible for enforcing the CEA. The CFTC has broad enforcement authority over commodity futures and options contracts traded on regulated exchanges as well as other commodities trading in interstate commerce. The CEA also vests the CFTC with enforcement authority with respect to fraud and manipulation involving cash market trading of commodities. MCMI, MML, OTCex LLC, XFA and MSIL must comply with the requirements set out by the CEA, including, by way of example, minimum financial and reporting requirements, the establishment of risk management programs, use of segregated accounts for client funds, maintenance of record-keeping measures and in particular, the requirement that trade execution and communications systems be able to handle anticipated present and future peak trading volumes.

MCMI is regulated by the CFTC and NFA as a futures commission merchant; OTCex LLC is regulated by the NFA as registered swap firms as of July 2023; and MML, OTCex LLC, MSIL, and XFA are regulated by the NFA as an IB. The foregoing U.S. Regulated Entities are also subject to the rules and requirements of the exchanges to which they are members, as applicable. The NFA has the power to search for and implement what it believes are best practices for the industry, create rules that its members must follow and impose fines or revoke the membership of its members.

The SEC is responsible for enforcing U.S. federal securities laws, including the Securities Act and the Exchange Act. The SEC has broad enforcement authority over public companies, investment firms and broker-dealers involved in issuing and transacting in securities on regulated exchanges and OTC markets. FINRA, a self-regulatory organization that operates under the oversight of the SEC, regulates member firms and is authorized to enforce disciplinary actions against member firms and registered representatives who violate federal securities laws or FINRA’s rules. MCMI, OTCex LLC, MNAS and XFA are regulated by the SEC, and MCMI and OTCex LLC are FINRA member firms.

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The U.S. securities industry is subject to extensive regulation under federal and state securities laws. These laws and regulations include obligations relating to custody and management of client assets, marketing activities, self-dealing and full disclosure of material conflicts of interest. They generally grant the SEC and other supervisory bodies administrative powers to address non-compliance. The U.S. Regulated Entities must comply with a range of requirements imposed by the SEC, state securities commissions, the Municipal Securities Rulemaking Board (“MSRB”) and FINRA.

FINRA regulates trading in securities, including securities futures and options. All firms dealing in securities that are not regulated by another SRO, such as by the MSRB, are required to be member firms of FINRA. As part of its regulatory authority, FINRA periodically conducts regulatory exams of its regulated institutions. FINRA licenses individuals and admits firms to the industry, writes rules to govern their behavior, examines them for regulatory compliance, and disciplines registered representatives and member firms that fail to comply with federal securities laws and FINRA’s rules and regulations.

Net Capital Requirements

MSIL and the U.S. Regulated Entities are subject to net capital requirements as CFTC and NFA regulated entities. As an SEC registered broker-dealer and an NFA registered IB (and, in the case of MCMI, a Futures Commission Merchant under the CFTC’s and NFA’s rules), each of MCMI, MNAS and XFA is subject to minimum capital requirements under Section 4(f)(b) of the CEA, Part 1.17 of the rules and regulations of the CFTC and the SEC Uniform Net Capital Rule 15c3-1 under the Exchange Act. These rules specify the minimum amount of capital that must be available to support clients’ open trading positions. Net capital and the related net capital requirement may be subject to daily fluctuations.

Failure to maintain the required net capital may subject each of the U.S. Regulated Entities to suspension or revocation of registration by the SEC, and suspension or expulsion by FINRA and other regulatory bodies. They may also experience limitations on their activities, including suspension or revocation of their registration by the CFTC, suspension or expulsion by the NFA and various exchanges of which they are members, monetary fines, prohibition on conducting business and ultimately liquidation.

France

The framework for the regulation of financial services in France is set out in (i) the French Monetary and Financial Code (Code Monétaire et Financier) as well as other French codes and legislation, (ii) the AMF General Regulation (Règlement Général), supplemented by certain instructions, positions and recommendations, (iii) the E.U. regulatory framework, as may be directly applicable in France; and (iv) case law and disciplinary sanctions from French courts, the ACPR and the AMF.

Firms that provide financial services in France must be authorized and regulated by the relevant regulatory authority, the AMF and/or the ACPR. Financial services firms are subject to supervision by one or both the AMF and the ACPR.

Entities Subject To the AMF and ACPR’s Supervision

In France, we have three regulated entities: Marex SA and Arfinco SA, which each have permission to carry on a range of investment services and activities, and Marex AIFM. Marex SA is regulated and authorized by both the ACPR as an investment firm and the AMF as the operator of an OTF. Arfinco SA is regulated and authorized by the ACPR as an investment firm. Marex AIFM is regulated and authorized by the AMF as an AIFM. The ACPR also supervises, on a consolidated basis, Marex SA’s parent company, Marex European Holdings Limited, which qualifies as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

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To authorize a person to carry on regulated activities in France, the ACPR must determine that the applicant meets numerous regulatory requirements. The requirements are the minimum conditions which must be satisfied (both at the time of authorization and on an ongoing basis) for a firm to gain and continue to hold permission to carry on the relevant regulated activities in France. These conditions relate to matters including:

•	the firm’s legal form and location of offices;

•	whether the firm is capable of being effectively supervised by the ACPR;

•	whether the firm has adequate resources (both financial and non-financial) to carry on its business;

•	whether, considering all the circumstances (including whether the firm’s affairs are conducted soundly and prudently), the firm is a fit and proper person to conduct the relevant regulated activities;

•

whether members of the firm’s governing body meet certain knowledge, experience, fitness and propriety requirements, both individually and collectively, and also satisfy certain availability requirements; and

•	whether managers of the firm’s key functions meet certain propriety, knowledge, experience and fitness requirements.

The authorization for operating a French OTF is granted by the AMF after consulting the ACPR. Before granting a license to the operator of a trading venue, the AMF reviews the operator’s compliance with the regulatory framework, approves the operating rules and grants a professional card to the persons in charge of certain control functions. The operator of the trading venue is also required to comply with the AMF’s reporting obligations.

AMF and ACPR Supervision and Enforcement

The AMF and ACPR have a wide range of supervisory powers, including extensive powers to intervene in the affairs of a regulated firm. The AMF and ACPR also have various disciplinary and enforcement powers, which include powers to (i) limit or withdraw a firm’s permissions; (ii) suspend individuals from undertaking regulated activities; and (iii) fine, censure, or impose other sanctions on firms or individuals. The ACPR can formally investigate a firm, require firms to produce information or documents, or require a firm to comply with additional reporting duties.

The most material regulatory requirements which apply to Marex SA, Arfinco SA and Marex AIFM are listed below.

Risk Management, Compliance and Governance

Marex SA, Arfinco SA and Marex AIFM are required to have robust risk management, compliance and governance processes so that they can be operated in accordance with the French regulatory framework and with sound risk management processes.

Certain operations by Marex SA, Arfinco SA and Marex AIFM must be subject to, at a minimum, ex-post notification to the ACPR or the AMF. In certain cases, such as changes to the firm’s capital structure, prior approval by the ACPR or the AMF is required.

Prudential Capital and Liquidity Requirements

Marex SA is subject to prudential regulation in France. Accordingly, Marex SA is subject to prudential supervision by the ACPR both individually, and on a consolidated basis with its parent

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company, Marex European Holdings Limited. Generally, as with the U.K. Regulated Entities, Marex SA, Arfinco SA and Marex AIFM are subject to prudential capital and liquidity requirements when their activities fall within the scope of MiFID II.

Resolution Powers

In France, an investment firm may be subject to resolution depending on its systemic importance and regulatory classification. Resolution rules are set forth in the French Monetary and Financial Code and give the ACPR and its Resolution Committee a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution.

Remuneration

The AMF has incorporated the ESMA Guidelines on certain aspects of the MiFID II remuneration requirements (ESMA-35-43-3565 issued on April 3, 2023). The ESMA Guidelines aim to provide a common, uniform and consistent application of the MiFID II remuneration requirements and clarify the application of the governance requirements in the area of remuneration under MiFID II.

European Union

MSEL, the Italian branch of Marex Financial (pursuant to the terms of Marex Financial’s Italian license to provide services in Italy on a cross-border basis) and the Portuguese and Italian branches of Marex SA are authorized and regulated by the CBI, the FCA and the AMF/ACPR, respectively, making them subject to the regulation and rules of Ireland, the United Kingdom and France, respectively. MSEL and Marex SA also passport their services into other EEA states (as further described below), which brings them within the scope of the regulations and rules of those jurisdictions. The relevant E.U. regulatory requirements are listed below.

MiFID II

MiFID II governs the provision of investment services in financial instruments. It applies, among others, to investment firms, wealth managers, broker-dealers and product manufacturers which are authorized to carry out certain investment services and activities. It also covers trading venues, market operators, portfolio managers as well as third-country firms providing investment services in the European Union. MiFID II sets out requirements relating to client classification, management of conflicts of interest, best execution, governance, client order handling, suitability and appropriateness, outsourcing and transaction disclosures and reporting.

MSEL, Marex SA, Arfinco SA, Marex AIFM and Marex Financial are investment firms. Authorization under MiFID II in one member state enables a firm to carry on certain investment activities in other EEA states through passporting and without the requirement to obtain separate authorizations there. MSEL, Marex SA, Arfinco SA and Marex AIFM currently rely on passporting rights when undertaking cross-border activity in the European Union.

Market Abuse Regulation

MAR contains prohibitions on insider dealing, unlawful disclosure of inside information and market manipulation, and provisions to prevent and detect these abuses. MAR requires the E.U. Regulated Entities to monitor and identify potential market abuse and report any suspicions of market abuse to the relevant competent authority.

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Under MAR, competent authorities may (i) impose an unlimited fine on any person that engages in market abuse, or that has encouraged or required another person to do so; (ii) publish a statement of public censure; (iii) apply to the court for an injunction or restitution order; or (iv) impose other administrative sanctions, such as carrying out on-site inspections and cancelling or suspending trading in financial instruments.

The Market Abuse Directive on criminal sanctions for market abuse (Directive 2014/57/EU) (“MAD II”) complements MAR and sets out minimum requirements for criminal penalties for market abuse. MAD II has been transposed into national law in all E.U. countries except for Denmark.

CRD IV/CRR and IFD/IFR

The CRD IV and the Investment Firms Directive (Directive (EU) 2019/2034) and Regulation ((EU) 2019/2033) (“IFD” and “IFR”) set out the E.U. framework for the prudential regulation of investment firms. Certain MiFID investment firms of systemic importance, particularly those with permissions relating to underwriting or dealing as principal, are subject to the provisions of CRD IV relating to prudential and capital standards. The prudential consolidation provisions of IFR (principally Article 7) apply to MSEL and Marex European Holdings Limited, parent company of Marex SA, in its capacity as an E.U. parent financial holding company (compagnie holding d’investissement mère dans l’Union).

BRRD/SRMR

The BRRD regime, as copied in the Single Resolution Mechanism Regulation (“SRMR”) that applies to jurisdictions within the E.U. Banking Union, gives regulators a wide range of powers to deal with financial institutions which, in general, are failing or are likely to fail. These powers include pre-insolvency stabilization powers such as “bail in,” as well as the power to force the partial or full sale of an entity subject to resolution. Where appropriate and permitted under the regime, regulators may also have powers in relation to other entities in the same group as the relevant financial institution.

AIFMD

Unless an exemption applies, AIFMD applies to all AIFMs that (i) are E.U. based, (ii) are non-E.U. based and have E.U. domiciled AIFs, or (iii) have non-E.U. AIFs that market their units/shares within the European Union to European investors. AIFMD prescribes various rules on the authorization, capital requirements and conduct of business of fund managers, and the marketing of funds.

Marex AIFM is authorized under AIFMD to manage Marex Fund S.A. SICAV-RAIF and to perform certain other investment services permitted under AIFMD.

Asia

In Singapore, MSAPL engages in broking, and is regulated and licensed by the MAS to carry on certain regulated financial business. MSAPL is currently regulated by the MAS as (i) a local IB in respect of Marex Financial’s OTC derivatives products and (ii) a clearing broker (with clearing membership on the Singapore Exchange). MSAPL is subject to Singapore law and regulation when conducting its business, including the Securities and Futures Act and Regulations, and the Financial Advisors Act and Regulations.

SEAPL engages in energy OTC broking. It operates in Singapore in reliance on an exemption from the requirement to obtain a license from the MAS. Although SEAPL is not required to obtain a license from the MAS, it remains subject to certain aspects of Singapore law and regulation while conducting its business.

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In Hong Kong, MHKL and OTCex HK conduct regulated financial business and are regulated by the SFC as IBs. MHKL and OTCex HK are subject to Hong Kong law and regulation when conducting this business, including the Securities and Futures Ordinance.

DIFC

In the DIFC, MML and the Dubai branch of Marex SA (“Marex SA Dubai”) conduct regulated financial business and are regulated by the DFSA as authorized firms. MML and Marex SA Dubai must adhere to various obligations, including:

•	obtaining the appropriate license from the DFSA to operate in the DIFC;

•	meeting specific requirements, including maintaining adequate capital;

•	observing the conduct of business rules, which cover disclosure requirements and prevention of market abuse;

•	upholding robust anti-money laundering and counter-terrorist financing measures and effective sanctions processes;

•	ensuring effective risk management and ongoing compliance with the DFSA regulations;

•	submitting regular financial reports and other necessary disclosures to the DFSA; and

•	following good corporate governance practices. Non-compliance can result in penalties and/or the revocation of the authorized firm’s license.

•	MML and Marex SA Dubai must also comply with applicable laws in the DIFC, including UAE federal criminal law.

Australia

In Australia, MAPL conducts regulated financial business and is regulated by ASIC as an Australian Financial Services Licensee. MAPL is subject to Australian law and regulation when conducting this business, including a statutory obligation to provide efficient, honest and fair financial services. MAPL’s obligations as an Australian Financial Services Licensee include:

•	the competence, knowledge and skills of MAPL’s responsible managers;

•	the training and competence of MAPL’s financial advisers and authorized representatives;

•	ensuring MAPL’s financial advisers and authorized representatives comply with the financial services laws;

•	compliance, managing conflicts of interest and risk management;

•	the adequacy of financial, technological and human resources; and

•	base level financial and audit requirements.

Anti-money Laundering

Our U.K. and European entities are subject to statutory and regulatory requirements concerning relationships with clients and the review and monitoring of their transactions. Regulated firms in both the United Kingdom and in the European Union must have robust governance, effective risk procedures and adequate internal control mechanisms to manage the exposure to financial crime risk. The measures require the U.K. and E.U. entities to verify client identity and understand the nature and purpose of the proposed relationship on the basis of documents, data or information obtained from a reliable and independent source; and review and monitor their client’s transactions and activities to identify anything suspicious.

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Our U.K. and E.U. entities take a risk-based approach and senior management are responsible for addressing these risks. There is a requirement to regularly identify and assess the exposure to financial crime risk and report to the governing body on the same. This enables the targeting of financial crime resources on the areas of greatest risk. Procedures in the United Kingdom and European Union are based on guidance and requirements issued both at a national and supranational level.

The FCA and the financial supervisory authorities in the European Union require our entities to have systems and controls in place to enable them to identify, assess, monitor and manage financial crime risk. Accordingly, we have implemented appropriate systems and controls which are proportionate to the nature, scale and complexity of our activities. We provide relevant training to our employees in relation to financial crime. As required, our Money Laundering Reporting Officer, supported by regional compliance functions with financial crime responsibilities, provides regular reports to the Audit & Compliance Committee and Financial Crime Committee on the operation and effectiveness of these systems and controls, including details of our regular assessments of the adequacy of these systems and controls to ensure their compliance with the local regulatory requirements.

We are subject to similar anti-money laundering obligations to those described above in relation to the United States, United Kingdom and European Union for our subsidiaries that are regulated outside of those jurisdictions. Where such obligations exist, we put in place appropriate systems, controls and training to ensure we operate in line with requirements.

Data Privacy

Because we handle, collect, store, receive, transmit and otherwise process certain personal data of our clients and employees, we are subject to federal, state, local and international laws related to the processing, privacy and protection of such data, including the GLBA and the CCPA in the United States, and in Europe, the E.U. GDPR and the U.K. GDPR. Any significant changes to applicable Privacy Requirements or regarding the manner in which we seek to comply with applicable Privacy Requirements, could require us to make modifications to our products, services, policies, procedures, notices, and business practices, including potentially material changes. Such changes could potentially have an adverse impact on our business. Please see “Risk Factors—Risks Relating to Regulation—Laws and regulations relating to data privacy, the processing of personal information and cross-border data transfer restrictions are complex and continue to evolve and may subject our business to increased costs, legal claims, fines or reputational damage” for further details.

Intellectual Property

Our key trademarks include MAREX and NEON. We seek to register our key trademarks in the countries where we operate or intend to operate.

We also hold a portfolio of domain name registrations including www.marex.com, www.marexspectron.com and www.marexsolutions.com. Our websites are supported and managed by a third-party service provider and hosted on our server.

We have proprietary rights in certain data analytics and technology systems. These include our Neon trading and risk platform and AGILE, the commodity solutions platforms used by Marex Solutions and Marex Financial. We also license technology and software from third parties to manage and operate aspects of our business and use open-source software where we believe it is appropriate. Although we believe these licenses are sufficient for the operation of our business, these licenses are typically limited to specific uses and for limited time periods.

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We sometimes engage third parties to develop processes, techniques, technology or other intellectual property on our behalf. As a matter of general practice, our contracts with such third parties provide for the assignment of the intellectual property in such developments to Marex or the grant of a license to use such intellectual property in our business. Our employees and direct contractors who are involved in the development of our intellectual property and technology are generally contractually required both to transfer the intellectual property in such developments to us and to maintain the confidentiality of our non-public proprietary information.

Employees

As of December 31, 2023, we directly employed 2,074 people in the United Kingdom, Europe, Asia and North America. In addition, we also had a total of 93 contractors and consultants working with us as of December 31, 2023, amounting to a total of 2,167 FTEs as of December 31, 2023.

The number of our full-time employees (excluding contractors and consultants) by geography and role are summarized below as of December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
Employees by geography
United Kingdom	956	794	613
Europe	196	58	53
North America	688	617	359
APAC	171	106	66
Other Regions1	63	15	0

Total	2,074	1,590	1,091

Employees by role
Front-office employees	1,175	858	643
Control and support employees	899	732	448

Total	2,074	1,590	1,091

1	Other regions include South America and Middle East

Our employees in our Paris office are represented by a Works Council. No other employees are represented by labor unions, collective bargaining agreements or other similar agreements.

In 2022 and 2021, we implemented new employee-focused initiatives, including running culture workshops across our business to discuss our values. In 2023, we expanded these offerings and developed the Working with Respect Training, which we piloted with a global cross-section of employees and plan to roll out across the full workforce in 2024. This training will also be mandatory for all new joiners.

We are committed to promoting equality and diversity. Our goal is to build a culture that values meritocracy, fairness and transparency and that actively values differences. We are aware that there are specific challenges in our industry, including the perceived culture and historic gender bias, and are working hard, internally and within the industry, to overcome these challenges. Our analysis has shown that the gender pay gap in the United Kingdom for April 2021, 2022 and 2023 is driven by an under representation of women in senior roles, as opposed to unequal pay in matched roles. The reported gap for 2023 has narrowed, reflecting a small increase of women in more senior and highly paid roles. Accordingly, we are focused on addressing the issue of gender distribution, with the ultimate aim of increasing female numbers across the board, specifically within senior roles that have higher bonus potential.

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We also undertake various efforts to build stronger ties with our local communities through fundraising for charity and participating in various educational programs.

Sustainability

Sustainability is an important part of both our business strategy and our approach to risk management.

In recent years, we have developed an Environmental offering to support clients as they transition to net zero and a low carbon economy. We connect clients to environmental markets through coverage of clean energy, biofuels, recycled metals and carbon management including compliance and voluntary markets. We believe that the markets for these products will continue to grow given the focus of governments and businesses, including our clients, in adopting decarbonization goals and increasing the focus on acting sustainably.

We established an ESG strategy in 2020, which has evolved in the last few years. We remain committed to our approach to sustainability and our People & Planet Plan and seek to foster working environments where diverse talent can thrive, as well as supporting the global green transition and reducing Marex’s own carbon footprint. Our strategy also focuses on aiming to attain high ethical standards, engaging in proactive dialogue with our stakeholders, prioritizing safe and fair treatment of employees and the sustainable use of natural resources within our business operations.

Our approach to sustainability is underpinned by our People & Planet plan, which sets out our key sustainability goals and the underlying measures we expect to use to monitor our progress:

•	People: Create an environment that is inclusive and diverse so that we can recruit and retain the best talent.

•	People: Play an active role in growing awareness of opportunities in our industry to broaden the talent pool.

•	Planet: Become a go-to provider of environmental commodities adapting to our clients’ growing decarbonization needs.

•	Planet: Become a Net-Zero business by 2050, by reducing our environmental impact and carbon footprint and offsetting unavoidable emissions, we are unable to reduce using credible and verified sources.

People

We have a strong culture and are deeply committed to values that revolve around respect, integrity and development so that we treat people the right way. We measure our progress in this area through the use of employee engagement scores based on drivers of engagement and general feedback. From 2019 to 2023, these employee engagement scores have remained stable even through transformational acquisitions. Our staff turnover is also below the industry average reported in the Payscale 2023 Compensation Best Practices report. We also offer a comprehensive suite of well-being services that incorporate support for physical and mental health, including 24/7 access to counseling and emotional support.

We created a DE&I Steering Group and established a cadence of regular events to celebrate and encourage diversity across our operations. We have recently rolled out a pilot mentoring program to develop our pipeline of high performing women within the firm.

We actively promote awareness of our sector with the future workforce and seek to improve perceptions of the industry by engaging with local schools. In London, Marex volunteers provide career coaching to under privileged students through a charitable partnership with Future Frontiers.

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Employees also contribute to charities that are meaningful to them and Marex matches these donations through its charity matching policy. In the years ended December 31, 2023 and 2022, Marex donated $470,419 and $235,000, respectively, to charities.

Planet

We have two focus areas in managing our environmental impacts: playing a leading role in the environmental markets to help clients meet their sustainability goals and reducing our own operational impacts. We seek to be a part of the transition to an environmentally sustainable and low carbon economy by supporting initiatives across the broader commodities sector and collaborating with others, such as Oxford University’s Smith School of Enterprise and the Environment, the Global Mangrove Trust and Kumi Analytics, aiming to deliver a more sustainable future. By working in both traditional and green industries and facilitating and innovating in these markets, we believe we are well placed to work beyond market silos to make a difference to the sustainability of commodity markets and support the green transition. We also recognize the importance of reducing the direct impacts of our business on the environment and managing the operational impacts of our offices, including travel, IT, energy and our office consumables supply chain. Our initiatives to reduce our environmental impact include increasing our recycling facilities and the implementation of an LED lighting rollout across our offices.

We have progressed well during 2023, with our environmental products and services growing 74% compared to 2022. These comprise 4% of our revenue for the year ended December 31, 2023, representing a clear opportunity for growth in coming years. We saw growth in the fast-growing carbon credits, renewable energy and recycled metals markets, and hope to continue to innovate in these areas in 2024. We also strive to continue to develop new offerings, with clients looking for green transition solutions across the refrigerants, physical biofuel blending and hydrogen markets. We also create bespoke “green” contracts for our clients that pair carbon offsets with underlying commodities.

We are focused on helping our clients and economies achieve their decarbonization objectives. For instance, we are involved in developing Power Purchase Agreements, Renewable Energy Certificates and European Carbon Allowances. As a technology-enabled business, we aim to find ways to integrate technology to help accelerate the lower carbon transition. We also recognize the importance of an industry-wide shift, including by contributing to the dialogue with trade organizations.

We are involved in numerous sustainability initiatives. We are a founding sponsor of the Oxford Program on the Sustainable Future of Capital Intensive Industries, which is a multi-year research program at the Smith School of Enterprise and the Environment at the University of Oxford. The program focuses on the ways that capital-intensive industries, such as mining, oil and gas, infrastructure and construction, can better support current global environmental challenges, including the role of commodity derivatives markets and technology in advancing social objectives. We also provide support processing large datasets with big-data analysis.

We are also engaged in several projects in connection with preventing mangrove deforestation. We have partnered with the Global Mangrove Trust, a Singapore-based not-for-profit involved in the conservation and reforestation of mangrove forests, primarily in Indonesia, Myanmar, Vietnam and India. The Global Mangrove Trust aims to maintain existing mangrove forests, decrease deforestation and rebuild mangrove forests through engagement with the local population. Our investment has supported The Global Mangrove Trust in making new hires, enabling it to access grant funding and increase the scale of its projects. The project has focused on conserving 2,305 hectares of one of the last remaining contiguous mangrove ecosystems in North Sumatra.

In 2022, we achieved our goal of being operationally carbon neutral with respect to our Scope 1 and Scope 2 (but not Scope 3) GHG emissions, primarily through the purchase of carbon offsets derived from our work with OxCarbon described below, with some reductions of our greenhouse gas

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emissions made through energy efficiency improvements. We cannot guarantee that we will be able to maintain operational carbon neutrality in the future due to, among other things, the impact to our carbon footprint of entities we have recently acquired and may be acquiring in the future, changes in laws or public perception of our carbon goals, as well as changes in the availability or pricing of high quality carbon credits. However, we remain committed to reaching net zero by 2050 or sooner, and we have invested in sustainability data management tools, team resources and training to allow us to create a detailed transition plan in the years ahead. We have also continued our innovative work with the Global Mangrove Trust, OxCarbon and other partners to develop scalable, verifiable carbon offset methodologies using satellite technology, while preserving and restoring mangrove forests in Southeast Asia. While we work towards net zero, we remain committed to using carbon credits from the OxCarbon/Global Mangrove Trust project we support in North Sumatra to offset our Scope 1 and 2 GHG emissions.

Through our joint venture with the Oxford Smith School, we also supported the creation of a University of Oxford spin-off company OxCarbon, alongside Kumi Analytics. OxCarbon sets out to generate a credible, verifiable carbon sequestration methodology using remote, satellite-based verification. It hosts all project data gathered in connection with the mangrove projects, which is then submitted to a peer review process for validation. Any funds generated by OxCarbon are used to support the growth of the carbon offset market, with any surplus funds passed to the Smith School of Enterprise and the Environment.

This is part of a broader initiative to lower the cost of verifying carbon credits using satellite data and AI, with OxCarbon publishing the information about the carbon credits to provide transparency. Our collective ambition is for OxCarbon credits to become an industry standard, so that carbon offsetting is seen as genuine, impactful and accurately measurable, enabling organizations to realize their net zero ambitions. Our involvement in these projects goes beyond providing financial backing, with active involvement from employees who provide expertise and data across commodity, environmental and derivatives markets.

Legal Proceedings

We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. See “Risk Factors” for more information.

Properties

We lease our principal properties, which are used as office space. Our global headquarters are in London, United Kingdom and consist of approximately 37,000 square feet of space under lease agreements that expire in October 2025.

Our principal properties are summarized below.

Country	Location	Occupancy type	Lease end date
United Kingdom	London	Leased	October 2025
United States of America	New York	Leased	July 2030
United States of America	Chicago	Leased	December 2029
France	Paris	Leased	December 2032

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MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth information regarding our executive officers and board of directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Ian Lowitt	60	Chief Executive Officer and Director
Rob Irvin	46	Chief Financial Officer and Director
Paolo Tonucci	55	Chief Strategist and CEO of Capital Markets
Simon van den Born	56	President
Thomas Texier	50	Head of Clearing
Nilesh Jethwa	45	Chief Executive Officer of Marex Solutions

Board of Directors
Robert Pickering	64	Chair
Madelyn Antoncic	71	Director
Konstantin Graf von Schweinitz	63	Director
Sarah Ing	57	Director
Linda Myers	60	Director
Roger Nagioff	59	Director
John W. Pietrowicz	60	Director
Henry Richards	39	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Ian Lowitt has served as our Chief Executive Officer since January 2016 and on our board of directors since November 2012. Mr. Lowitt joined us in November 2012 as Chief Financial Officer. From 2008 to 2012, Mr. Lowitt was at Barclays Bank where, after the acquisition of Lehman Brothers, he managed the integration of the businesses and support functions and served as the Chief Operating Officer of Barclays Wealth America. From 1994 to 2008, Mr. Lowitt worked at Lehman Brothers in a variety of roles, including Head of Corporate Development and Strategy, Global Treasurer and Head of Tax, Chief Administrative Officer (Europe), Co-Chief Administrative Officer and later as Chief Financial Officer. Mr. Lowitt holds a Master of Science in Economics and a Master of Arts in Philosophy, Politics and Economics from the University of Oxford, which he attended as a Rhodes Scholar, and a Bachelor of Science and a Master of Science in Electrical Engineering from University of Witwatersrand in Johannesburg.

Rob Irvin joined us as Chief Financial Officer in March 2023 and has served on our board of directors since May 2023. From 2011 to 2022, Mr. Irvin worked at HSBC, where he held Chief Financial Officer roles for both the Private Bank and Investment Banking divisions. Mr. Irvin is a Chartered Accountant, having started his career at Deloitte. Mr. Irvin holds a Bachelor of Arts with Honors in Economics and Social History from University of York.

Paolo Tonucci has served as our Chief Strategist and CEO of Capital Markets since May 2023. Mr. Tonucci joined us in May 2018 as Chief Operating Officer and served as Chief Financial Officer

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between October 2020 and April 2023. From January 2014 to April 2018, Mr. Tonucci served as Group Treasurer at the Commonwealth Bank of Australia based in Sydney, where he was responsible for funding, capital, asset and balance sheet management and investment of group liquidity. From September 2008 to December 2013, Mr. Tonucci served as the Head of Balance Sheet Management and later as the Head of Funding and Liquidity and Head of Africa Treasury at Barclays. From December 1996 to September 2008, Mr. Tonucci worked at Lehman Brothers in London and New York in various roles including Global Head of Asset and Liability Management, Global Head of Financial Planning, International Treasurer and later as Global Treasurer, where he sat on the board of several management committees. Mr. Tonucci is a Chartered Accountant and holds a Master of Arts in Economics from the University of Cambridge.

Simon van den Born has served as our President since June 2019. Mr. Van Den Born joined us in 2010 as Managing Director and Global Head of Metals and served on our board of directors from January 2016 to February 2021. From 2004 to 2010, Mr. Van Den Born worked at Valhalla Capital Management as a Portfolio Manager, and from 1994 to 2002, he worked at Goldman Sachs in the Commodity Index and Metals teams.

Thomas Texier has served as our Head of Clearing since July 2020. From April 2015 to July 2020, Mr. Texier served as Managing Director and later as Chief Operating Officer of R.J. O’Brien’s London business, where he was responsible for the global IT organization and served on their Executive Committee. From July 2002 to March 2015, he held several roles at Kyte Group London, prior to which he served as Operations Manager at FCT Europe Limited between August 2001 and June 2002 and as Deputy General Manager at Société Générale in Japan between November 1997 and July 2001. Mr. Texier holds a Master of Management from the Kedge Business School in France.

Nilesh Jethwa is Chief Executive Officer of our Marex Solutions business, which he set up in 2017. From April 2008 to December 2016, Mr. Jethwa worked at Leonteq, which he helped launch and ultimately went public on the Swiss Stock Exchange, where he ran their Markets Division, managing trading, sales, structuring, quantitative analytics and treasury. From July 2000 to March 2008, he worked at Lehman Brothers as an Executive Director and the Head of Single Stock Exotics, trading for Europe and the Middle East. Mr. Jethwa is also a Trustee of Noah’s Ark Children’s Hospice. Mr. Jethwa holds a Master of Arts in Mathematics from the University of Cambridge.

Board of Directors

The following is a brief summary of the business experience of our board of directors.

Robert Pickering has served on our board of directors since September 2021, becoming Senior Independent Director in March 2022 and then Chair of the board in October 2023. Mr. Pickering previously served on the board of directors of Itau BBA, the investment banking arm of Itau Unibanco. From 1985 to 2008, Mr. Pickering held a variety of positions at Cazenove, where he built its financial advisory practice and grew its wealth management division, becoming its first Chief Executive. Robert also negotiated and led Cazenove’s successful joint venture with JPMorgan in 2004. Since leaving Cazenove, Mr. Pickering has focused on a portfolio career, acting as an advisor to private individuals and boards, mainly in financial services. Mr. Pickering’s extensive experience on various boards has included a variety of corporate transactions including IPOs, mergers, fundraisings and private equity. Mr. Pickering holds a Master of Arts in Law from the University of Oxford.

Madelyn Antoncic has served on our board since January 2024. A Ph.D. Economist, she is currently Senior Fellow at New York University, Development Research Institute. Prior to this role, from November 2019 to November 2021, Dr. Antoncic advised the United Nations Conference on Trade and Development on Sustainable Development Goals Reporting as both Senior Advisor to UNCTAD and

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the CEO of the Global Algorithmic Institute, an NGO early-stage start-up of its parent Global AI, where she was also Partner. From February 2017 to November 2017, she was the CEO of SASB. Dr. Antoncic was also an executive director at Principal Global Investors from 2015 to 2017, and from 2011 to 2015, she was the World Bank Vice-President and Treasurer. From 1985 to 2011, Dr. Antoncic held senior positions at Goldman Sachs, Barclays and Lehman Brothers, and from 1983 to 1985, she was an economist at the Federal Reserve Bank of New York. Dr. Antoncic sits on the boards of ACWA Power, KSA and Weill Cornell Medicine. She holds a Ph.D. in Economics with a minor in Finance from New York University, a Master of Philosophy in Economics with a minor in Finance from New York University and a Bachelor of Arts, summa cum laude, in Business and Public Management from Southampton College, New York. Dr. Antoncic has published widely on sustainability and other topics, is a frequent speaker at various high-level fora, is a recipient of numerous awards and is a Member of the Editorial board of the Journal of Risk Management in Financial Institutions.

Konstantin Graf von Schweinitz has served on our board of directors since September 2021 and as Chair of the Risk Committee since August 2022. Prior to these roles, from 1988 to 2007, Mr. Graf von Schweinitz held a variety of executive positions at Kleinwort Benson and then Dresdner Group, including Head of Risk Management for investment banking. Mr. Graf von Schweinitz also serves as an independent chair of SG Kleinwort Hambros Bank and as a non-executive director at Egerton Capital. He holds Bachelor of Arts and Master of Arts degrees in History and Economics from the University of Oxford.

Sarah Ing has served on our board of directors since July 2021, serving as Senior Independent Director since October 2023 and as Chair of the Audit and Compliance Committee since March 2022. Ms. Ing worked in audit and corporate finance, following which she was an equity research analyst covering the general financials sector from 2008 to 2017. Ms. Ing founded a hedge fund investment management business between 2004 and 2008. She currently serves as an independent non-executive director and committee chair at CMC Markets plc and XPS Pensions Group plc and as a non-executive director on the board of City of London Investment Group plc. Ms. Ing is a chartered accountant and holds a Bachelor of Science with Honors from Durham University.

Linda Myers has served on our board of directors since January 2024 and was appointed Chair of our Remuneration Committee in January 2024. Until 2022, Ms. Myers was a senior partner at Kirkland & Ellis LLP. During her tenure at Kirkland & Ellis, she served on the firm’s global management committee from 2010 to 2020, chaired the committee responsible for firm policies, served on two committees responsible for compensation and established a number of diversity-focused task forces and initiatives. Ms. Myers also serves as the chair of the board of directors of the National Philanthropic Trust and on the boards of directors for Gibraltar Industries and LCI Industries. She holds a Bachelor of Arts in International Relations and Economics from the University of Wisconsin-Madison and a Juris Doctorate from the Georgetown University Law Center.

Roger Nagioff has represented JRJ Group on our board since 2010. Mr. Nagioff is a founding partner of JRJ Group, and from 1997 to 2008, he served in various senior executive positions at Lehman Brothers, including Global Head of Fixed Income, Chief Operating Officer for Europe and Co-Head Global Equities. Prior to that, between 1989 and 1997, Mr. Nagioff held a variety of senior positions in the Equities division at NatWest Markets. He holds a Bachelor of Arts degree in Law from what is now the University of London.

John W. Pietrowicz served as Chief Financial Officer of the CME Group from 2014, until his retirement in April 2023. Mr. Pietrowicz began his career at the CME Group in 2003, where he served on the management team at the CME Group beginning in 2010. From 2012 to 2023, Mr. Pietrowicz also served as a director of S&P Dow Jones Indices LLC, and from 2020 to 2023, he served on the board of the World Federation of Exchanges. From 2018 to 2022, Mr. Pietrowicz served on the

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Financial Accounting Standards Board Advisory Committee, and from 2012 to 2016, he served on the board of Bolsa Mexicana de Valores. Before joining the CME Group, Mr. Pietrowicz served as Chief Financial Officer for The Merchants’ Exchange, an electronic commodities exchange based in Chicago. Mr. Pietrowicz also held financial leadership positions for Ameritech, after beginning his career as an auditor for Arthur Andersen. Mr. Pietrowicz holds a Bachelor of Business Administration in accounting from the University of Notre Dame and a Master of Business Administration in Finance from Loyola University Chicago. He is also a Certified Public Accountant.

Henry Richards was a director on our board from 2018 to 2021, representing JRJ Group. Mr. Richards has 15 years of experience in investment banking and private equity, with special focus on financial services. Since 2015, Mr. Richards has been at JRJ Group, holding the role of Principal since 2018. From 2014 to 2015, Mr. Richards was a senior associate at Partners Capital LLP. Prior to that, Mr. Richards was an investment banker at JP Morgan between 2010 and 2014. He holds a Bachelor of Arts (Honours) degree in Classics from Durham University.

Composition of our board of directors

Our board of directors consists of ten members. Our board has determined that Robert Pickering, Sarah Ing, Konstantin Graf von Schweinitz, Linda Myers, Madelyn Antoncic and John W. Pietrowicz do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors.

Foreign Private Issuer Status

As a foreign private issuer whose shares are currently listed on Nasdaq, we have the option to follow certain U.K. corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our amended and restated articles of association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended.

•	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer.

•

We do not intend to follow Nasdaq Rule 5605(d)(2), which requires that a listed company must have a remuneration committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to remuneration committee membership set forth in Nasdaq Rule 5605(d)(2).

•

We do not intend to follow Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors.

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Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board Committee Composition

The board has established an audit and compliance committee, a remuneration committee, a nomination and corporate governance committee and a risk committee.

Audit and Compliance Committee

The audit and compliance committee, which consists of Sarah Ing, Linda Myers, Madelyn Antoncic and Konstantin Graf von Schweinitz, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Sarah Ing will serve as Chair of the committee. The audit and compliance committee will consist exclusively of members of our board who are financially literate, and Sarah Ing is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Sarah Ing, Linda Myers, Madelyn Antoncic and Konstantin Graf von Schweinitz each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit and compliance committee will be governed by a charter, or terms of reference, that complies with Nasdaq listing rules.

The audit and compliance committee is responsible for, among other things:

•	monitoring the integrity of our financial statements and related disclosures;

•	reviewing and discussing with management and our external auditor the adequacy of the Company’s internal financial controls;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	evaluating our external auditor’s objectivity and independence;

•	pre-approving the audit services and non-audit services to be provided by our external auditor before the auditor is engaged to render such services;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy; and

•	reviewing our Code of Conduct (as defined below).

The audit and compliance committee will meet as often as one or more members of the audit and compliance committee deem necessary, but in any event will meet at least once per quarter. The audit

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and compliance committee will meet at least once per year with our independent accountant, without our management being present.

Remuneration Committee

The remuneration committee, which consists of Linda Myers, Robert Pickering, Sarah Ing, Madelyn Antoncic, Konstantin Graf von Schweinitz, Roger Nagioff and Henry Richards, assists the board in determining the remuneration policy and practices of the Company for executive directors’ remuneration and to design and determine the remuneration for the Chair of the board, executive directors and senior management. Linda Myers serves as Chair of the committee. Under SEC and Nasdaq listing rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our board has determined that Linda Myers, Robert Pickering, Sarah Ing, Madelyn Antoncic and Konstantin Graf von Schweinitz each satisfies the heightened independence standards under SEC and Nasdaq listing rules.

The remuneration committee is responsible for, among other things:

•	determining the policy for remuneration of our employees;

•	determining the total individual remuneration package of our executive directors, the Chair of the board and material risk takers for each year;

•	approving the strategic, risk and financial measures with respect to the compensation of our Chief Executive Officer;

•

overseeing the evaluation of our executive officers other than the Chief Executive Officer and, after considering such evaluation, to review and set, or make recommendations to the board regarding the remuneration of such executive officers;

•	reviewing, approving and recommending to the board for approval as necessary, all aspects of our incentive plans; and

•	administering and overseeing our compliance with the compensation recovery policy.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which consists of Robert Pickering, Sarah Ing, Madelyn Antoncic, Konstantin Graf von Schweinitz and Henry Richards, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Robert Pickering serves as Chair of the committee.

The nomination and corporate governance committee is responsible for, among other things:

•	identifying and recommending director candidates to the board for approval;

•	reviewing our succession plans;

•	reviewing and evaluating the structure and performance of our board;

•	recommending nominees for selection to our board’s committees;

•	developing and implementing appropriate corporate governance arrangements; and

•	overseeing sustainability and ESG matters, including diversity, equity and inclusion matters.

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Risk Committee

The risk committee, which consists of Konstantin Graf von Schweinitz, Sarah Ing, Madelyn Antoncic and Roger Nagioff, assists the board in overseeing and providing advice to the board on our current risk exposure and future risk strategies. Konstantin Graf von Schweinitz serves as Chair of the risk committee.

The risk committee’s responsibilities include:

•	overseeing the day-to-day risk management, internal control systems and oversight arrangements of senior management;

•

assessing our current risk exposures, including credit/counterparty risk, market risk, liquidity risk, combined risk, operational risk, information technology risks, including cybersecurity and data privacy; and

•	advising the board on risk strategy.

Appointment Rights

Pursuant to our shareholders’ agreement that terminated upon the completion of our IPO, certain of our shareholders had rights to appoint members of our board of directors. Our director Roger Nagioff and director nominee Henry Richards were nominated by Amphitryon Ltd. on behalf of JRJ Investor 1 LP.

Pursuant to the shareholders’ agreement that became effective upon completion of our IPO, certain of our shareholders have rights to appoint members of our board of directors. See “Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

Code of Conduct

We have adopted a code of business conduct and ethics (the “Code of Conduct”), which covers a broad range of matters including the handling of conflicts of interest, dealing with corporate opportunities, handling confidential information and compliance with laws and regulations. This Code of Conduct applies to all of our executive officers, directors and employees.

Executive Officer and Director Compensation

The total aggregate amount of remuneration paid and benefits in kind provided to our executive officers and directors for services in all capacities for the year ended December 31, 2023 was $63.3 million. Of that aggregate amount, $10.8 million related to remuneration paid to members of our board of directors. These aggregate amounts include remuneration paid, bonuses paid for the year, amounts received under the incentive plans described below under “—Equity Incentive Plans,” contributions to pensions and other retirement benefits, excess retirement benefits, compensation for loss of office and consideration paid to third parties for directors’ services. For the year ended December 31, 2023, the highest paid director received remuneration of $4.3 million. We paid compensation to past directors in respect of loss of office in an aggregate amount of $228 thousand during the year ended December 31, 2023.

We do not set aside or accrue any amounts to provide pension, retirement or similar benefits to members of our board of directors or executive officers, although we made defined contribution pension contributions on behalf of, and paid pension allowances to, our directors and executive officers, which are included in the aggregate total above. We do not currently maintain any profit sharing plan for the benefit of our executive officers or directors.

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During the year ended December 31, 2023, pursuant to our equity incentive plans described under “—Equity Incentive Plans,” we granted awards to our executive officers and directors in the aggregate amount of $12.2 million, of which $3.2 million was awarded to the highest paid director. During the year ended December 31, 2023, five executive officers and directors had vestings under the 2021 DBP. As described below, our executive officers and other employees receive discretionary bonuses, which may be included in a deferred bonus plan or other incentive plan as relevant to such employee. See “—Equity Incentive Plans.”

Executive Officer and Director Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of 12 months for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. We expect to enter into customary agreements with our non-executive directors in connection with our IPO offering.

Equity Incentive Plans

Options and other equity incentive awards are outstanding under the equity incentive arrangements summarized below. The summaries below are qualified in their entirety by reference to the actual text of the plans or arrangements, which are filed as exhibits to the registration statement of which this prospectus is a part.

The number of awards and other interests held by directors and executive officers pursuant to the below arrangements is included in “Principal Shareholders” below.

Warrants

In 2012, we granted a warrant to Simon van den Born, our President, which vested immediately prior to the completion of our IPO, resulting in a right for him to purchase 875,171 non-voting ordinary shares for $4.00 per non-voting ordinary share (prior to the 1.88 to one reverse split of our ordinary shares) (the “SvdB Warrant”).

Mr. van den Born exercised the SvdB Warrant and non-voting ordinary shares were issued to him immediately prior to completion of our IPO, as part of the reorganization of our share capital in connection with our IPO. Following the 1.88 to one reverse split of our ordinary shares in connection with our IPO, 465,536 ordinary shares were issued upon the exercise of the SvdB Warrant, and a proportion of such ordinary shares were retained by the EBT to satisfy an aggregate of $3.5 million exercise price payable to exercise the SvdB Warrant.

In 2019, we granted a warrant to Ian Lowitt, our CEO, entitling him to acquire 268,282 non-voting ordinary shares for $0.000165 per non-voting ordinary share (prior to the 1.88 to one reverse split of our ordinary shares) (the “IL Warrant”). Following the 1.88 to one reverse split of our ordinary shares and the completion of our IPO, the IL Warrant was terminated, and Mr. Lowitt will be issued 142,709 ordinary shares in connection therewith on or shortly following the twelve-month anniversary of the completion date of our IPO (subject to earlier distribution in the event of certain corporate events that occur prior to such twelve-month anniversary). In addition, the ordinary shares will not be distributed to Mr. Lowitt in connection with the termination of the IL Warrant in the event Mr. Lowitt is deemed to be a “bad leaver” at any time prior to the twelve-month anniversary of the completion date.

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Growth Shares

We have offered multiple series of growth shares to our employees, including directors and senior managers, since 2010 (the “Growth Shares”). Growth Shares participate in the value of the Company above an initial threshold market capitalization, set at a premium to the market capitalization at the time Growth Shares were issued. The economic value of each “series” of Growth Share is therefore different, as a result of the changing market capitalization of the Company over the period in which Growth Shares have been issued.

In circumstances where Growth Shares were acquired by U.K. employees for an amount equal to or greater than their “unrestricted market value” for U.K. tax purposes, no income tax or national insurance liabilities arose on acquisition. In circumstances where Growth Shares were acquired by U.K. employees for less than their market value, this gave rise to income tax and national insurance liabilities, which were paid at the time of acquisition. Certain of our employees were offered loans by the Company to satisfy the tax liabilities arising on acquisition of the Growth Shares; these loans will be repaid out of the proceeds of redemption of the Growth Shares, as referred to below.

All employees in the United Kingdom entered into elections under section 431 of the U.K. Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) at the time of acquisition of Growth Shares, and, where relevant, tax liabilities were calculated accordingly.

Growth Shares “vested” immediately prior to completion of our IPO, entitling holders to have their Growth Shares redeemed for either: (i) a cash payment equal to the value of their Growth Shares; or (ii) non-voting ordinary shares with equivalent value, in each case subject to deductions for any required tax withholding in any jurisdiction and to repay the loans referred to above.

The value of the Growth Shares, and the resulting number of non-voting ordinary shares required to be issued to satisfy them, is calculated in accordance with our amended and restated articles of association. In summary, the Growth Shares are valued as follows:

•

an estimated value of each relevant series of Growth Share is calculated based on an estimated value attributable to the Company as at the date of completion of our IPO determined by reference to the initial public offering price;

•	this estimate is adjusted to reflect variations of capital and/or distributions of capital to shareholders that have occurred in the period since the relevant series of Growth Share was issued;

•

the “Initial Price” (as defined in the articles of association, being the value attributable to the Company at the time the relevant series of Growth Shares was issued) is deducted from this adjusted estimated valuation of the Company; and

•

the resulting figure is divided between the aggregate number of ordinary shares, non-voting ordinary shares and Growth Shares in issue (calculated on a fully diluted basis where all awards referred to in this Incentive Plans section are satisfied using non-voting ordinary shares).

In accordance with the terms upon which the 2016, 2019 and 2020 series of Growth Shares were issued, upon completion of our IPO, holders of those Growth Shares were also issued additional ordinary shares reflecting the value of dividends paid by Marex since their respective Growth Shares were issued, with the number of additional ordinary shares deliverable to holders calculated on a grossed-up basis, partially compensating holders for the taxes that arose on such additional ordinary shares (the “dividend adjustment”).

Each recipient of the series 2020 Growth Shares is subject to lock-up arrangements pursuant to which each recipient may not transfer any interest in such number of series 2020 Growth Shares within

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one year of completion of our IPO in excess of 33% of the recipient’s series 2020 Growth Shares and within two years of completion of our IPO in excess of 66% of the recipient’s series 2020 Growth Shares (unless we determine otherwise).

Based on the initial public offering price of $19.00 per ordinary share in our IPO, the Growth Shares have an aggregate value of $172.5 million (including the value of additional ordinary shares payable to holders of 2016, 2019 and 2020 series of Growth Shares to reflect the dividend adjustment).

The redemption of Growth Shares and payment of cash or delivery of non-voting ordinary shares to holders in satisfaction took place immediately prior to completion of our IPO as part of the reorganization in connection with our IPO. Any non-voting ordinary shares acquired in exchange for Growth Shares were re-classified as ordinary shares at the same time as other non-voting ordinary shares.

Where Growth Shares are satisfied using cash, sufficient cash will be withheld to satisfy any tax withholding or loan repayment. Where Growth Shares are satisfied using non-voting ordinary shares, a sufficient number of ordinary shares held by a participant following re-classification will be sold to the EBT (as defined below) to generate funds to satisfy any tax withholding or loan repayment.

Growth Options

Series 2010 Growth Options are currently held by our current and former employees (the “Series 2010 Growth Options”). The value of the Series 2010 Growth Shares underlying the Series 2010 Growth Options is calculated in the manner described in the Growth Shares section above. The Series 2010 Growth Options have an aggregate value of $1.2 million.

Series 2010 Growth Options “vested” immediately prior to completion of our IPO, which entitled holders to have their Series 2010 Growth Options redeemed for a cash payment equal to the value of their Series 2010 Growth Options. We also offered holders the ability to instead receive Series 2010 Growth Shares with equivalent value. In each case they are subject to deductions for any required tax withholding in any jurisdiction. Any Series 2010 Growth Shares delivered in satisfaction of Series 2010 Growth Options were then redeemed for non-voting ordinary shares in the same manner as described in the Growth Shares section above. Cash and/or Series 2010 Growth Shares were delivered to holders of Series 2010 Growth Options immediately prior to the conversion of Growth Shares into non-voting ordinary shares.

Where Series 2010 Growth Options are satisfied using cash, sufficient cash will be withheld to satisfy the tax withholding requirement referred to above. Where Series 2010 Growth Options are satisfied using Series 2010 Growth Shares, a sufficient number of ordinary shares held by a participant following conversion and re-classification will be sold to the EBT (as defined below) to generate funds to satisfy any tax withholding requirement.

Nil-Cost Options

Nil-cost options over 592,356 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares) are currently held by current and former employees pursuant to our 2007 Employee Share Purchase Plan (“Nil-cost Options”). All Nil-cost Options are vested. Following the 1.88 to one reverse split of our ordinary shares, Nil-cost Options remained outstanding over 315,092 ordinary shares following completion of our IPO. Nil-cost Options may be exercised at any time following completion of our IPO.

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Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP

Form of awards: Awards take the form of a conditional right to receive non-voting shares which are automatically transferred to the participant following vesting.

Non-transferable and non-pensionable: Awards are non-transferable, save to personal representatives following death, and do not form part of pensionable earnings.

Source of Shares: Shares may be newly issued, transferred from treasury or market purchased for the purposes of the Retention LTIP (as defined below), LTIP, 2021 DBP and 2022 DBP.

Variation of capital: The number of shares subject to awards may be adjusted, in such manner as our board or the remuneration committee may determine, following any variation of share capital of the Company or a demerger of a substantial part of our business, a special dividend or a similar event affecting the value of shares to a material extent.

Dividend equivalents: Participants may receive an additional payment (or ordinary shares of equivalent value) equal to the dividends which would have been paid during the vesting period. Cash dividend equivalents will be paid following the expiry of any applicable retention period.

Corporate actions: In the event of a change of control, scheme of arrangement or voluntary winding up of the Company (not being an internal corporate reorganization), unless otherwise required by the remuneration requirements of SYSC 19G applicable to our business, awards granted under the Retention LTIP, 2021 DBP and 2022 DBP will vest early subject, in the case of awards granted under the Retention LTIP to:

•	the extent that the performance conditions have been satisfied at that time; and

•

unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time elapsed in the normal vesting period and such other factors as it considers appropriate.

If a demerger, special dividend or other similar event is proposed which, in the opinion of the remuneration committee, would affect the market price of ordinary shares to a material extent, then the remuneration committee may decide that awards will vest on the basis set out above.

However, LTIP awards will not vest early in the event of a change of control, scheme of arrangement or voluntary winding up of the Company. For all LTIP awards, and those Retention LTIP, 2021 DBP and 2022 DBP awards which do not vest early but instead remain outstanding on such an event, the remuneration committee has a discretion to make such adjustments to the award, including converting it into a cash-based award, as the remuneration committee may determine, to reflect the event.

In the event of an internal corporate reorganization awards will be replaced by equivalent new awards over shares in a new holding company unless the remuneration committee decides that awards should vest on the basis set out above.

Alterations: The board may amend the rules of the Retention LTIP, LTIP, 2021 DBP and 2022 DBP as it considers appropriate save that an amendment to the detriment of participants requires their individual or the consent of 75% as a class.

Malus and clawback: The remuneration committee may apply malus or clawback where at any time before or within five years following grant it determines that our financial results were misstated or

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that an error was made in any calculation or in assessing performance, which resulted in the number of shares in respect of which the award was granted or vested being more than it should have been. The remuneration committee may also apply clawback before or within five years following grant where it determines that, at any time prior to the later of the vesting of an award or the expiry of any retention period:

•	the participant committed misconduct that justified, or could have justified, dismissal;

•	the participant’s action or omission has contributed to reputational damage to any member of our group;

•	there has been corporate failure of any member of our group;

•	there has been a failure of risk management; or

•	the participant has breached any codes of conduct operated by any member of our group; or has failed to meet the required standards of fitness and conduct imposed by any regulatory body.

A clawback may be satisfied in a number of ways, including by reducing the amount of any future bonus, by reducing the vesting of any subsisting or future awards, by reducing the number of shares under any vested but unexercised option and/or by either one or both of a requirement to make a cash payment or transfer of shares to us. The circumstances or period over which malus and clawback may be applied shall be adjusted by the remuneration committee to the extent required to comply with any regulatory requirements applicable to our business and/or individual participants. For awards granted under the Retention LTIP, 2021 DBP and 2022 DBP, such clawback provisions will not apply following the occurrence of a takeover or similar corporate event.

Furthermore, to the extent applicable, awards granted under the Retention LTIP, 2021 DBP and 2022 DBP are subject to the terms of any other clawback policy adopted by us, including to comply with applicable SEC and Nasdaq listing requirements.

Retention Long-term Incentive Plan (“Retention LTIP”)

One-off awards were granted to 25 senior employees under the Retention LTIP over in aggregate      3,036,036 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares). Following the 1.88 to one reverse split of our ordinary shares and the completion of our IPO, these awards were over in aggregate 1,614,960 ordinary shares.

Retention LTIP awards were not impacted as a result of completion of our IPO, other than being adjusted to remain outstanding over ordinary shares. Retention LTIP awards remain capable of vesting on their normal vesting date, being the date of publication of our audited annual financial results for the year ended December 31, 2024, subject to achievement of applicable performance conditions.

If the remuneration committee so determines, an award may be satisfied in whole or in part by a cash payment as an alternative to the issue or transfer of ordinary shares.

Where a participant ceases to hold office or employment with our group (or gives or receives notice) other than for a “Good Leaver” reason (as defined below) under the Retention LTIP on or after the second and before the third anniversary of grant, their Retention LTIP award will immediately lapse as to 33%. The remaining portion of the award will remain outstanding and capable of vesting on its normal vesting date subject to the application of the performance conditions, provided that the award shall immediately lapse if the remuneration committee determines that the participant has been (or will be) employed or otherwise engaged to provide services to any competitor or restricted business or in circumstances where malus or clawback may be applied to that participant (“Bad Leaver” circumstances).

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If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date (subject to pro-ration or such earlier date as the remuneration committee may determine in its discretion), provided that their award shall immediately lapse if Bad Leaver circumstances apply before the normal vesting date. The extent to which an award will vest in a Good Leaver situation will depend on:

•	the extent to which the performance conditions have, in the opinion of the remuneration committee, been satisfied over the performance period; and

•

unless the remuneration committee decides it is inappropriate to do so, such reduction in the size of award as the remuneration committee determines appropriate having regard to time served in the normal vesting period, and such other factors as it considers appropriate.

2021 Deferred Bonus Plan (“2021 DBP”)

The 2021 DBP was operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2021 and provided for the remuneration committee to require deferral of a portion of employees’ 2021 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). In aggregate, 2021 DBP awards are outstanding over 563,262 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares). Following the 1.88 to one reverse split of our ordinary shares and the completion of our IPO, these awards will be over in aggregate 299,605 ordinary shares. 2021 DBP awards will not be impacted as a result of completion of our IPO, other than being adjusted to remain outstanding over ordinary shares.

50% of outstanding 2021 DBP awards were due to be settled shortly following completion of our IPO, and the remaining balance is expected to vest following publication of our audited annual financial results for the year ended December 31, 2024 (in each case, subject to certain vesting conditions set out in the 2021 DBP). The remuneration committee may reduce vesting levels where it considers it appropriate to do so to reflect such factors as it considers to be relevant.

Where a participant ceases to hold office or employment with our group (or gives notice) other than for a “Good Leaver” reason (as defined below) under the 2021 DBP prior to vesting, any unvested portion of the 2021 DBP award will immediately lapse in full.

If a participant ceases to hold office or employment because of: death, injury, disability, sale of their employing company or business unit, redundancy, mutual agreement or other circumstances as determined at the discretion of the remuneration committee (“Good Leaver” reasons), their award will remain outstanding and capable of vesting on its normal vesting date or such earlier date as the remuneration committee may determine.

2022 Deferred Bonus Plan (“2022 DBP”)

The 2022 DBP was first operated in connection with annual bonuses paid to employees for the financial year ended December 31, 2022 and provides for the deferral of at least 50% of “Material Risk Takers” 2022 annual bonuses into an award over non-voting ordinary shares and for the remuneration committee to require deferral of a portion of other employees’ 2022 annual bonuses into the form of non-voting ordinary shares (such portion being determined by the remuneration committee). In aggregate, 2022 DBP awards are outstanding over 1,954,346 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares). Following the 1.88 to one reverse split of our ordinary shares and the completion of our IPO, these awards were over in aggregate 1,038,922 ordinary

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shares. 2022 DBP awards were not impacted as a result of completion of our IPO, other than being adjusted to remain outstanding over ordinary shares.

2022 DBP awards are expected to vest in three equal annual tranches on the first, second and third anniversary of the date of grant (or, if later in the relevant year, publication of audited annual financial results for the prior year) (in each case, subject to certain vesting conditions set out in the 2022 DBP). 33% of 2022 DBP awards granted for the financial year ended December 31, 2022 were settled shortly following completion of our IPO.

2022 DBP awards are subject to materially the same terms as the 2021 DBP (as described in the 2021 DBP section above), other than the following terms, which were primarily implemented to comply with regulatory requirements applicable to our business pursuant to SYSC 19G:

•

the level and duration of deferral of annual bonuses into 2022 DBP awards is applied for participants that are designated as “Material Risk Takers” in line with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated for Material Risk Takers on cessation of employment or in connection with a corporate event;

•	awards may be subject to a retention period, during which the transfer of shares received on vesting is restricted. A mandatory six-month retention period is applied for “Material Risk Takers;”

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they become a “Career Retiree” as determined by the remuneration committee.

Long-term Incentive Plan (“LTIP”)

Awards were granted to four senior executives under the LTIP over in aggregate 408,904 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares) on September 6, 2023. Following the 1.88 to one reverse split of our ordinary shares and the completion of our IPO, these awards were over in aggregate 217,509 ordinary shares. LTIP awards were not impacted as a result of completion of our IPO, other than being adjusted to remain outstanding over ordinary shares.

LTIP awards remain capable of vesting on their normal vesting date, being the later of: September 6, 2026; publication of our audited annual financial results for the year ended December 31, 2025; and assessment of the performance conditions applicable to LTIP awards.

The LTIP is on materially the same terms as the Retention LTIP (as described in the “–Retention LTIP” and “–Provisions Common to the Retention LTIP, LTIP, 2021 DBP and 2022 DBP” sections above), other than the following terms:

•

as all LTIP participants are designated as “Material Risk Takers”, the terms of the LTIP are intended to comply with the remuneration requirements of SYSC 19G, as applicable to our business, in particular vesting may not be accelerated on cessation of employment or in connection with a corporate event;

•	LTIP awards are subject to an individual limit of 300% of gross annual basic salary on the grant date (or 400% if the remuneration committee determines that exceptional circumstances apply);

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•

LTIP awards are subject to a two year retention period, during which the transfer of shares received on vesting is restricted. The retention period may be reduced by up to 18 months at the discretion of the remuneration committee;

•

in addition to the clawback provisions set out above, clawback may be applied where there is a material downturn in financial performance or where the participant is found to have contributed to circumstances giving rise to significant losses to our business; and

•	a participant will also be treated as a “Good Leaver” if they depart due to redundancy, mutual agreement with us or if they become a “Career Retiree” as determined by the remuneration committee.

Employee Benefit Trust (“EBT”)

We have established the EBT, which currently holds unencumbered non-voting ordinary shares that may be used to satisfy the incentive arrangements referred to in this Equity Incentive Plans section. The EBT is constituted by a trust deed between us and an offshore independent professional trustee. The power to appoint and remove the trustee rests with us. As of December 31, 2023, the EBT held 2,024,308 non-voting ordinary shares (prior to the 1.88 to one reverse split of our ordinary shares), which were reclassified as ordinary shares as part of the reorganization in connection with our IPO.

Global Omnibus Plan

In connection with our IPO, we adopted the Marex Group plc Global Omnibus Plan (“Global Omnibus Plan”). The Global Omnibus Plan became effective shortly prior to the completion of our IPO. The Global Omnibus Plan provides for the grant of equity and cash-based incentive awards to our eligible employees and non-employee directors. Non-employees (including, non-employee directors and consultants) are eligible to be granted awards under a Non-Employee Sub-Plan to the Global Omnibus Plan (the “Non-Employee Sub-Plan”).

The material terms of the Global Omnibus Plan are summarized below. This summary is not a complete description of all provisions of the Global Omnibus Plan and is qualified in its entirety by reference to the Global Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility and Administration

Employees and employee directors of the Company and its subsidiaries will be eligible to receive awards under the Global Omnibus Plan. Following the completion of our IPO, the Global Omnibus Plan will be administered by our remuneration committee except with respect to awards to non-employee directors under the Non-Employee Sub-Plan (discussed below), which will be administered by the board, each of which in turn may delegate its duties and responsibilities (the board, remuneration committee and any authorized delegates are referred to collectively as the “Plan Administrator”). The Plan Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with and adopt rules for the administration of, the Global Omnibus Plan, subject to its express terms and conditions. The Plan Administrator will also set the terms and conditions of all awards under the Global Omnibus Plan, including any vesting and vesting acceleration conditions.

Share Reserve and Evergreen

The aggregate number of shares initially available for issuance under the Global Omnibus Plan will be equal to the sum of (i) a number of shares equal to ten percent of the number of ordinary shares

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outstanding as of our IPO offering; (ii) 142,709 shares in respect of an award to Ian Lowitt, our CEO; and (iii) an annual increase on the first day of each calendar year beginning in 2025 and ending in and including   2034, equal to the lesser of (A) 5% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board (the “Share Reserve”). For the avoidance of doubt, the board will have the right to determine that no increase should be made to the Share Reserve. The proposed evergreen provision providing for an automatic increase in the amount of the Share Reserve (unless otherwise determined by the board) is intended to provide us with the continuing ability to grant equity awards to eligible employees and employee directors for the ten-year term of the Global Omnibus Plan and ensure that sufficient shares are within the Share Reserve to meet such awards.

Awards

The Global Omnibus Plan will provide for the grant of share options, including incentive share options (“ISOs”), conditional awards, restricted shares, share appreciation rights (“SARs”) or any other share- or cash-based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Global Omnibus Plan. The Global Omnibus Plan will contain the ability to impose post-termination exercise restrictions applicable to participants. All awards under the Global Omnibus Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and any post-termination exercise limitations in addition to those set out in the Global Omnibus Plan. Awards other than cash awards generally will be settled in our ordinary shares, but the Plan Administrator may provide for cash settlement of any award. A brief description of each award type follows.

Share Options: Share options provide for the purchase of our ordinary shares in the future at an exercise price set on the grant date. Vesting conditions determined by the Plan Administrator may apply to share options and may include continued service, performance and/or other conditions. For U.S. tax resident participants, ISOs may provide tax deferral beyond exercise and favorable capital gains tax treatment if certain requirements of the Code are satisfied. The exercise price of an ISO may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction.

SARs: SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). Vesting conditions, which may be determined by the Plan Administrator, may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Shares: Restricted shares are non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met. Participants may or may not be required to acquire their restricted shares for a set purchase price. Conditions applicable to restricted shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine. Holders of restricted shares generally have all of the rights of a shareholder upon the issuance of restricted shares. Notwithstanding the foregoing, unless otherwise determined by the remuneration committee, the holder of a restricted share will be required to waive their right to all dividends on their restricted shares until vesting. Holders of restricted shares will also be required to enter into certain tax elections (such as Section 431 or 83(b) elections) if required by the remuneration committee.

Conditional Awards: Conditional awards are contractual promises to deliver ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of

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the ordinary shares underlying conditional awards may be deferred under the terms of the award. Conditions applicable to conditional awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine. Conditional award holders have no rights of a shareholder with respect to ordinary shares subject to conditional awards unless and until such ordinary shares are delivered in settlement. In the sole discretion of the Plan Administrator, conditional awards may also be settled for an amount of cash on the maturity date of the conditional award, or a combination of cash and ordinary shares.

Other Share-or Cash-Based Awards: Other share-or cash-based awards are awards of cash, fully vested ordinary shares and other awards denominated in, linked to, or derived from our ordinary shares or value metrics related to our ordinary shares. Other share-or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other share or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the Plan Administrator may determine.

Dividend Equivalents: Dividend equivalents represent the right to receive a benefit determined by reference to the value of dividends paid on ordinary shares and may be granted alone or in tandem with awards, including share options and SARs. Dividend equivalents may be settled in cash, ordinary shares or additional awards, delivered at such time as may be determined by the remuneration committee. The remuneration committee shall decide the basis on which the value of such dividends shall be calculated, which may assume the reinvestment of dividends.

Vesting

Vesting conditions determined by the Plan Administrator may apply to each award and may include continued service, performance and/or other conditions. Vesting conditions will be set out in individual award agreements.

IFPR

As the IFPR Rules apply to our business, awards made to “material risk takers” will comply with these requirements. The relevant award agreements will contain vesting conditions, and the Global Omnibus Plan will include a post-vesting holding period that can be imposed for “material risk takers,” in each case, that comply with the IFPR Rules.

Corporate Events and Adjustments of Awards

The Plan Administrator has broad discretion to take action under the Global Omnibus Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our ordinary shares, such as changes of control, reorganizations, variations in share capital, demergers, special dividends and other corporate transactions. In the event of a “change in control” of the Company, which is not an internal reorganization or merger and unless otherwise restricted by tax, legal or regulatory considerations or the Plan Administrator, all unvested awards are expected to become vested. In addition, in the event of transactions where the Plan Administrator determines that such transactions are internal reconstructions or reorganizations, the Plan Administrator may treat all awards as surrendered in consideration for the grant of new substantially equivalent awards. The Plan Administrator may also make amendments to the Share Reserve and/or outstanding awards in the event of a variation of share capital, demerger, special dividend or other similar events or transactions. Individual award agreements may provide for additional accelerated vesting and payment provisions.

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Other Key Terms

Sub-Plans:  The Plan Administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the Share Reserve described above (such Share Reserve shall only be amended by the board), in order to facilitate grants of awards subject to the laws of countries outside of the United Kingdom. All awards will be subject to the provisions of the Global Omnibus Plan and/or any clawback policy implemented by us.

Transferability: With limited exceptions, awards under the Global Omnibus Plan are generally non-transferable and exercisable only by the participant.

Tax: Each participant will be responsible for all taxes, social security contributions and other liabilities arising in respect of their award. To the extent a participant has not otherwise discharged any taxes that may arise in respect of their award, the participant will be required to indemnify and hold us harmless against any such tax. We may demand such amounts under the indemnity, withhold such amounts from payments to the participant (including, from salary, bonus or any other payments of any kind otherwise due to the participant) or make such other arrangements as are determined appropriate with respect to the collection of any such amount (including, selling or withholding ordinary shares).

Plan Amendment and Termination

The board may amend or terminate the Global Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws. No awards may be granted pursuant to the Global Omnibus Plan after the tenth anniversary of the earlier of (i) the date on which our board adopts the Global Omnibus Plan; and (ii) the date on which our shareholders approve the Global Omnibus Plan.

Non-Employee Sub-Plan to the Global Omnibus Plan

Together with the Global Omnibus Plan, we have adopted the Non-Employee Sub-Plan, pursuant to the authority of our board under the Global Omnibus Plan, which will become effective shortly prior to the completion of our IPO.

The Non-Employee Sub-Plan is to be read as a continuation of the Global Omnibus Plan. In the event of any conflict between the provisions of the Non-Employee Sub-Plan and the Global Omnibus Plan, the provisions set out in the Non-Employee Sub-Plan prevail. It is intended that a portion of the fees payable to the non-employee directors would be delivered in the form of a conditional award in respect of approximately 50,526 shares in aggregate (in each case, based on the initial offering price of $19.00 per ordinary share), granted pursuant to the Non-Employee Sub-Plan of the Global Omnibus Plan.

UK Sharesave Sub-Plan

Together with the Global Omnibus Plan and the Non-Employee Sub-Plan, we have adopted the UK Sharesave Sub-Plan to the Global Omnibus Plan (the “UK Sharesave Sub-Plan”), pursuant to the authority of our board under the Global Omnibus Plan, which became effective shortly prior to the completion of our IPO.

The UK Sharesave Sub-Plan is an all-employee savings related share option plan, which has been designed to meet the requirements of Schedule 3 of ITEPA, so that if the board decides to operate the UK Sharesave Sub-Plan, ordinary shares can be acquired by U.K. employees in a tax-efficient manner.

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Under the plan, qualifying employees will be able to acquire options over ordinary shares on a tax-favored basis and at a discount of up to 20% of their market value at the date of grant. To exercise these options, participants will be required to save out of contributions from their salary under a three-or five-year HMRC-approved savings contract. Savings contributions are subject to a statutory limit, which is currently £500 per month. The board will have discretion to determine whether, and if so, when the UK Sharesave Sub-Plan will operate.

Eligibility; Invitations

If the board resolves to operate the UK Sharesave Sub-Plan, invitations must be sent to all eligible employees of a participating company and those participating company directors who are required to work a minimum of 25 hours per week. Employees will be eligible, provided they have been employed for any qualifying period determined by the board, which cannot exceed five years. The board will also have discretion to include any other employee or non-employee director of a participating company. Invitations to apply for options may be issued by the board at any time.

Option Price

The option price will be determined by the board and must not be less than 80% of the market value of an ordinary share on the invitation date as determined in accordance with Part VIII of the U.K.’s Taxation of Chargeable Gains Act 1992 and as agreed in advance with HMRC, or, if greater (and ordinary shares are to be subscribed), the nominal value of an ordinary share.

Savings Contract

To participate in the UK Sharesave Sub-Plan, a qualifying employee will need to enter into an HMRC-approved savings contract of three or five years agreeing to make contributions of a fixed amount between £5 and £500 per month (or any other maximum amount as directed by the board under the terms of the UK Sharesave Sub-Plan, subject to any limit permitted by the relevant legislation from time to time) (the “Savings Contract”). Upon expiry of the Savings Contract, the employee may be entitled to receive a tax-free bonus in addition to repayment of the savings contributions. The employee may elect to apply the proceeds of the Savings Contract to exercise the option and acquire ordinary shares. Alternatively, the employee may choose to withdraw the proceeds of the Savings Contract.

Grant of Options

Employees who enter into Savings Contracts will be granted options to acquire ordinary shares at the option price using the amount saved, including any bonus or interest. Options will need to be granted within 30 days (or 42 days if the applications are scaled down) of the first day by reference to which the option price was set. Options are not transferable (other than on the death of a participant), assignable or chargeable and will lapse immediately in the event of any breach of the transfer prohibition.

Exercise of Options

Options must normally be exercised in whole or in part within six months after the completion of the related Savings Contract, provided the participant remains a director or employee of a participating company. Following the date of exercise, ordinary shares will need to be allotted and transferred to the participant within 30 days.

Options may be exercised early in the event of a participant ceasing employment with us or our subsidiaries because of death, retirement, injury, disability, redundancy, a relevant transfer under the

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UK’s Transfer of Undertaking (Protection of Employment) Regulations 2006 or the individual’s employing company or employing part of a business being sold out of our group. On death, options may be exercised by the participant’s personal representatives. A participant’s options will normally lapse if leaving us or our subsidiaries for any other reason.

Options may also be exercised early in the event of a voluntary winding-up of the Company. On cessation of employment for other reasons or if a participant ceases to pay contributions under the related savings contract, options will normally lapse.

Change of Control

Options may be exercised early if:

•	any person obtains control of the Company as a result of a general offer to acquire ordinary shares;

•	a person (or a group of persons acting in concert) becomes bound or entitled to acquire ordinary shares by serving a notice under sections 979-982 or 983-985 of the Companies Act; or

•	a scheme of arrangement in connection with the acquisition of ordinary shares is sanctioned pursuant to section 899 of the Companies Act.

Options may be exercised within six months of the event. In the event of a reorganization or merger, where the shareholders of the acquiring company are substantially the same as the Company shareholders immediately before the change of control, no options will be exercisable but will be exchanged for equivalent rights.

Rights Attaching to Shares and Transferability

Shares allotted or transferred under the UK Sharesave Plan will rank alongside shares of the same class then in issue. Options are not transferable (except on death) and are not pensionable benefits.

Variation of Capital

In the event of a variation in the equity share capital of the Company including a capitalization or rights issue, sub-division, consolidation or reduction, the board may adjust the number of ordinary shares subject to the option and the option price, provided that the total option price and total market value of the ordinary shares under option must remain substantially the same. The board shall give notice to the option holders as soon as reasonably practicable after making such adjustments.

Alterations

The UK Sharesave Plan may at any time be altered by the board in any respect. However, shareholder approval will be required for any amendment to the extent necessary to comply with applicable laws (except for minor amendments to benefit the administration of the UK Sharesave Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for option holders or for a participating company).

New Awards

In connection with our IPO, we granted, pursuant to the Global Omnibus Plan (i) conditional share awards in respect of 1,133,336 ordinary shares in connection with the deferral of a portion of the

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annual bonuses to be paid to employees for the financial year ended December 31, 2023 (“Deferred Bonus Awards”), of which awards in respect of an aggregate of 580,554 shares will be granted to our executive officers, (ii) conditional shares in respect of 676,314 ordinary shares in connection with retention awards to certain key employees, of which awards in respect of an aggregate of 63,157 shares will be granted to our executive officers, (iii) conditional share awards in respect of 246,643 ordinary shares in connection with an initial public offering employee share award program for our current employees in good standing (other than those employees receiving retention awards pursuant to the foregoing clause (ii)), which awards will be based on such employees’ years of service with us, and (iv) conditional share awards in respect of 236,940 ordinary shares will be granted to our executive officers in connection with annual incentive awards for 2023 (“2023 LTI Awards”) (which were intended to be adopted on substantially the same terms as the LTIP described above), in each case based on the initial public offering price of $19.00 per ordinary share. The retention awards will vest on the third anniversary of the grant date, subject to the achievement of certain pre-established performance targets and the employee’s continued service through such date (provided that employees who incur an earlier qualifying termination will remain eligible to earn the award on the original vesting date). The employee share awards will vest on the third anniversary of the grant date, subject to the employee’s continued service through such date (or earlier qualifying termination), subject to the terms of the Global Omnibus Plan and the applicable award agreement in respect of vesting.

Employee Share Purchase Plan

In connection with our IPO, we have adopted the Marex Group plc Employee Share Purchase Plan (the “ESPP”), subject to approval by our shareholders. The ESPP is designed to allow our eligible employees to purchase ordinary shares, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code, and a non-Section 423 component, which need not qualify under Section 423 of the Code. The material terms of the ESPP are summarized below. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Shares Available; Administration

The aggregate number of ordinary shares that will initially be reserved for issuance under the ESPP will be equal to the sum of (i) a number of shares equal to one percent of the number of ordinary shares outstanding as of our IPO offering and (ii) an annual increase on the first day of each calendar year beginning in 2025 and ending in and including 2034 equal to the lesser of (A) 1% of the outstanding shares on the last day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board; provided that in no event will more than a number of shares equal to a number of shares equal to ten times the initial share reserve be available for issuance under the Section 423 component of the ESPP. Our board or the remuneration committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the remuneration committee will be the initial administrator of the ESPP.

Eligibility

The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase ordinary shares under the ESPP, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares and other securities, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those

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customarily employed by us for twenty hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.

Grant of Rights

The Section 423 component of the ESPP will be intended to qualify under Section 423 of the Code, and shares will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of our IPO offering.

The ESPP will permit participants to purchase shares through payroll deductions of up to a percentage of their eligible compensation, which includes a participant’s gross base compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be equal to 20,000 shares. In addition, under the Section 423 component, no employee will be permitted to accrue the right to purchase shares under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first trading day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares. The option will expire at the end of the applicable offering period and will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. The purchase price will be the lower of 85% of the fair market value of a share on the first day of an offering period in which a participant is enrolled or 85% of the fair market value of a share on the purchase date, which will occur on the last day of each purchase period. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares.

Unless a participant has previously canceled their participation in the ESPP before the purchase date, the participant will be deemed to have exercised their option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that their accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above. Participation will end automatically upon a participant’s termination of employment.

A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our shares, such as any share dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the

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adjustment in the number and type of shares subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees may participate in the ESPP or as may otherwise be required pursuant to Section 423 of the Code or other applicable law.

Insurance and Indemnification

Our amended and restated articles of association provide that, subject to certain limitations, we may indemnify our directors and executive officers to the maximum extent allowed under applicable law against any losses or liabilities that they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of May 9, 2024, by:

•	each person, or group of affiliated persons, known by us to beneficially own 3% or more of our outstanding ordinary shares;

•	each of our executive officers and our directors; and

•	our executive officers and our directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Certain Relationships and Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 9, 2024 through the exercise or vesting of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned below is computed on the basis of our ordinary shares as of May 9, 2024, after giving effect to our IPO. As of such date, we had 69,984,083 ordinary shares outstanding, excluding 2,237,760 ordinary shares held by our EBT. Ordinary shares that a person has the right to acquire within 60 days of May 9, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Our principal shareholders do not have any different voting rights from any of our other shareholders.

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Unless otherwise indicated below, the address for each beneficial owner listed is c/o Marex Group plc, 155 Bishopsgate, London, EC2M 3TQ, United Kingdom.

	Number of ordinary shares beneficially owned
Name of beneficial owner	Number	Percent
3% or Greater Shareholders
Amphitryon Ltd.(1)	32,557,563	46.5%
Ocean Ring Jersey Co Limited(2)	12,573,853	18.0%
ION Investment Corporation S.à r.l.(3)	2,631,578	3.8%

Executive Officers and Directors
Ian Lowitt(4)	2,563,440	3.7%
Robert Irvin(5)	4,673	*	%
Paolo Tonucci(6)	1,078,378	1.5%
Simon van den Born(7)	1,171,410	1.7%
Thomas Texier(8)	86,381	*	%
Nilesh Jethwa(9)	314,409	*	%
Robert Pickering	7,894	*	%
Madelyn Antoncic	26,315	*	%
Konstantin Graf von Schweinitz	7,893	*	%
Sarah Ing	1,579	*	%
Linda Myers	13,157	*	%
Roger Nagioff(1)	—	—%
John W. Pietrowicz	13,157	*	%
Henry Richards	—	—%

All executive officers and directors as a group (14 persons)	5,288,686	7.5%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

The business address of Amphitryon Ltd., a company organized under the laws of Jersey, is 44 Esplanade, St. Helier, JE4 9WG, Jersey. Amphitryon Ltd. is the record holder of the shares reported herein. JRJ Investor 1 LP, as majority shareholder, and MASP Investor LP are, indirectly, the sole shareholders of Amphitryon Ltd. JRJ Investor 1 LP is indirectly controlled by JRJ Group Limited. MASP Investor LP is indirectly wholly owned by BXR Group Holdings Limited. Through a shareholders’ agreement entered into by JRJ Investor 1 LP, MASP Investor LP and Amphitryon Ltd., among other parties, JRJ Group Limited and BXR Group Holdings Limited may be deemed to have or share voting control and investment power over the ordinary shares held by Amphitryon Ltd. JRJ Group Limited is controlled by Mr. Jeremy Isaacs and Mr. Roger Nagioff. As such, they may be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Ltd. BXR Group Holdings Limited may also be deemed to have or share beneficial ownership of the ordinary shares held directly by Amphitryon Ltd. Each aforementioned person or entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The number and percentage of ordinary shares beneficially owned reflected for this line item in the table above assumes no exercise of the IPO underwriters’ option to purchase additional ordinary shares from Amphityron Ltd.

(2)

The business address of Ocean Ring Jersey Co Limited (“Ocean Ring”), a company organized under the laws of Jersey, is 47 Esplanade, St. Helier, JE1 0BD, Jersey. Ocean Ring is a wholly owned subsidiary of Ocean Trade Lux Co S.à r.l. (“Ocean Trade”), a Luxembourg company having its registered office at 26 Boulevard Royal, L-2449 Luxembourg, which itself is owned by

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Trilantic Capital Partners IV (Europe) L.P., a limited partnership registered in England and Wales, whose address is 35 Portman Square, W1H 6LR, London (“Trilantic Europe IV”) and other co-investors. The voting and investment control over the ordinary shares of the Company held by Ocean Ring is exercised indirectly by the board of directors of Trilantic Capital Partners Management Limited (“TCPML”), a Guernsey company, acting as general partner of Trilantic Capital Partners Associates IV (Europe) L.P. Inc (“TCPA IV Europe”), a Guernsey partnership, acting itself as general partner of Trilantic Europe IV, which is the controlling shareholder of Ocean Trade. The board of directors of TCPML is comprised of Vittorio Pignatti, Javier Bañon, Mark Huntley, Laurence Mc Nairn and Benedict Morgan. Each member of the board of directors of TCPML disclaims beneficial ownership of the ordinary shares held by Ocean Ring, except to the extent, if any, of his pecuniary interest therein. The registered office for TCPML and TCPA IV Europe is Floor 2, Trafalgar Court, St Peter Port, GY1 4LY, Guernsey. The number and percentage of ordinary shares beneficially owned reflected for this line item in the table above assumes no exercise of the IPO underwriters’ option to purchase additional ordinary shares from Ocean Ring.
(3)

The business address of ION Investment Corporation S.à r.l. (“ION”), a company organized under the laws of Luxembourg, is 63-65, rue de Merl, L-2146 Luxembourg. ION is the record holder of the shares reported herein.

(4)	Includes an aggregate of 55,174 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.
(5)	Includes an aggregate of 4,673 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.
(6)	Includes an aggregate of 47,992 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.
(7)	Includes an aggregate of 76,730 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.
(8)	Includes an aggregate of 15,681 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.
(9)	Includes an aggregate of 102,264 ordinary shares to be issued upon settlement of the 2021 DBP and 2022 DBP awards upon vesting in May 2024.

As of May 9, 2024, we had two holders of record of our ordinary shares in the United States, holding, in the aggregate 72,221,843, or 100%, of our outstanding ordinary shares.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2021 with any of the members of our executive officers or board of directors and the holders of more than 5% of our ordinary shares.

Shareholders’ Agreement

On October 20, 2020, we entered into a shareholders’ agreement (the “2020 Shareholders’ Agreement”) with Amphitryon Ltd., Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L., which terminated upon the completion of our IPO.

On April 24, 2024, in connection with our IPO, we entered into a new shareholders’ agreement with Amphitryon Ltd., JRJ Jersey Limited as general partner of JRJ Investor 1 Limited Partnership (“JRJ Investor 1 LP”) and Forty Two Point Two Acquisition Limited as general partner of MASP Investor Limited Partnership (“MASP Investor LP”) (the “Shareholder Agreement”), the form of which is filed as an exhibit to this registration statement, which govern certain aspects of the relationship between us and the parties thereto with effect from completion of the IPO.

Director Nomination Rights

Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Ltd., JRJ Investor 1 LP and MASP Investor LP hold in aggregate:

•

a beneficial interest in 10% or more of our issued ordinary share capital but less than 25% of our issued ordinary share capital, Amphitryon Ltd. (on behalf of and at the direction of JRJ Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our board of directors up to one natural person to be a non-executive director; and

•

a beneficial interest in 25% or more of our issued ordinary share capital, Amphitryon Ltd. (on behalf of and at the direction of JRJ Investor 1 LP) or JRJ Investor 1 LP shall be entitled from time to time to nominate for appointment to our board of directors on behalf of and at the direction of JRJ Investor 1 LP up to two natural persons to be non-executive directors.

In addition, for so long as Amphitryon Ltd. or JRJ Investor 1 LP is entitled to nominate one or more nominee directors to our board, then Amphitryon Ltd. and JRJ Investor 1 LP shall have the right to appoint two nominee directors as members of our remuneration committee and one nominee director as a member of each other committee of our board of directors (other than our audit and compliance committee), subject to the composition of the relevant committee satisfying the independence requirements under the Nasdaq rules as applicable to us.

Consent Right

Pursuant to the terms of the Shareholder Agreement, for so long as Amphitryon Ltd., JRJ Investor 1 LP and MASP Investor LP hold in aggregate beneficial interest in 20% or more of our issued ordinary share capital, then the prior written consent of JRJ Investor 1 LP would be required for establishing any incentive scheme (including the adoption of any sub-plan or template award agreement) or amending or varying the terms of an existing incentive plan or a new incentive scheme once established, save that the prior written consent of JRJ Investor 1 LP will not be required in respect of granting of bonuses or other awards under new or existing incentive schemes in accordance with their terms or any amendment or variation that we consider to be immaterial or administrative or required in order to implement any current or future regulatory requirement.

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Exercise of Rights

Pursuant to the terms of the Shareholder Agreement, in the event that Amphitryon Ltd. and JRJ Investor 1 LP collectively hold a beneficial interest in less than 5% of our issued ordinary share capital, but together Amphitryon Ltd., JRJ Investor 1 LP and MASP Investor LP hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital, then the rights and obligations of Amphitryon Ltd. and JRJ Investor 1 LP shall instead be rights and obligations of MASP Investor LP.

Termination

The Shareholder Agreement will terminate with immediate effect in accordance with its terms in the event that:

•	the parties agree in writing;

•	Amphitryon Ltd., JRJ Investor 1 LP and MASP Investor LP shall cease to hold in aggregate a beneficial interest in 10% or more of our issued ordinary share capital; or

•

we enter into voluntary or compulsory liquidation or a winding-up process, we are placed into administration or a receiver is appointed over all or any part of our property, undertaking or assets, or we enter into any composition or voluntary arrangement with its creditors or otherwise cease to exist as a consequence of a legal merger or spin off.

Management Fee

Pursuant to the terms of the 2020 Shareholders’ Agreement, we have paid a management fee of 2.5% of our EBITDA each year to JRJ Jersey Ltd., the general partner of JRJ Investor 1 LP and one of our significant shareholders, for services provided to us. For the years ended December 31, 2023, 2022 and 2021, we paid $6.1 million, $3.4 million and $2.1 million, respectively, to JRJ Jersey Ltd. for these services. This management fee, as part of the 2020 Shareholders’ Agreement, terminated upon the completion of our IPO.

Registration Rights Agreement

In connection with our IPO, we entered into a Registration Rights Agreement with Amphitryon Ltd., JRJ Investor 1 LP, BXR Group Holdings Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the “Registration Rights Agreement”), pursuant to which such shareholders were granted certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Company Lock-up Agreements

Our executive officers and certain other members of our management team entered into a lock-up agreement with the Company (the “Company Lock-up Agreement”). Pursuant to the Company Lock-up Agreement, each such shareholder agreed not to sell certain shares owned by them for a period of one year after the date of the IPO prospectus, with the exception of our Chief Executive Officer, who is subject to a two-year lock-up period. After 180 days from the date of the IPO prospectus, the Company Lock-up Agreement may be waived with the consent of our Chief Executive Officer and our remuneration committee.

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Agreements With Executive Officers and Directors

In the year ended December 31, 2023, in the ordinary course of our business, we made immaterial payments to one of our directors upon leaving the Company in connection with their overall compensation. For a description of our agreements with our executive officers and directors, please see “Management—Executive Officer and Director Agreements.”

Indemnification and Insurance

We have entered into deeds of indemnity with our executive officers and directors. Our amended and restated articles of association permit us to indemnify our executive officers and directors to the extent permitted by law. See “Management—Insurance and Indemnification” for a description of these deeds of indemnity. In addition to such indemnification, we provide our executive officers and directors with directors’ and officers’ liability insurance.

Related Party Transaction Policy

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

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DESCRIPTION OF NOTES

The following description of notes sets forth certain general terms and provisions of the notes to which this prospectus relates. The specific terms of each series of notes (including the extent, if any, to which these general provisions may apply to such series of notes) will be set prior to the time of sale and will be described in a separate pricing supplement, which will supplement or update the terms described in this prospectus.

General

We will issue the notes under a senior debt indenture (as may be amended or supplemented, the “indenture”). The trustee under the indenture will be Citibank, N.A. (“Citibank”). We have appointed Citibank to act as paying agent and securities registrar under the indenture.

The following summaries of certain provisions of the indenture do not purport to be complete and these summaries are qualified in their entirety by reference to all the provisions of the indenture, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the indenture.

The following briefly summarizes the material provisions of the indenture and the notes, other than pricing and related terms disclosed in the applicable pricing supplement. You should read the more detailed provisions of the indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of notes, which will be described in more detail in the applicable pricing supplement. You can obtain a copy of the indenture as described under the caption “Where You Can Find More Information.”

So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statements in this prospectus are qualified by that reference.

The indenture does not limit the aggregate principal amount of notes that may be issued. We may issue notes from time to time, in one or more series. (Section 3.01) We may issue notes in series up to the aggregate principal amount that may be authorized from time to time without your consent. The notes will be the unsecured obligations of the Company. The notes will rank with parity with all of the other unsecured and unsubordinated indebtedness of the Company.

Please refer to the applicable pricing supplement relating to the particular series of notes offered through this prospectus, which will include some or all of the following terms where applicable, to the extent such terms are not described in this prospectus or such terms differ from the general terms of the notes described herein (Section 3.01):

•	the title and series of such notes;

•	the aggregate principal amount of such notes, and the limit, if any, on the aggregate principal amount of the notes of that series that may be issued under the indenture;

•	the issue date or dates and the maturity date or dates;

•	the dates on, or the range of dates within, which the principal of (and premium, if any, on) the notes are or may be payable;

•	whether your note is a fixed rate note, floating rate note, fixed-to-floating rate note, floating-to-fixed rate note, or some other type of note specified therein;

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•	if your note is a fixed rate note, the annual rate at which your note will bear interest, if any, and the interest payment dates;

•

if your note is a floating rate note, fixed-to-floating rate note or floating-to-fixed rate note, the interest rate basis, which may be one of the base rates described in “—Interest” below; any applicable spread or spread multiplier or initial, maximum or minimum rate; and the interest reset, determination, calculation and payment dates, all of which we describe under “—Interest” below;

•	the rate or rates, at which such notes will bear interest or the method by which interest will be determined, and the dates and mechanics of payment of interest, including record dates;

•

the period or periods within which or the dates on which, the price or prices at which and the terms and conditions upon which the notes may be redeemed, if any, in whole or in part, at the company’s option or otherwise;

•	the place or places where any principal, premium or interest in respect of notes of the series will be payable;

•	if other than the trustee, the identity of each registrar and paying agent;

•	any change in the form in which such notes are to be issued;

•	if other than denominations of $1,000 and any integral multiples thereof, the denominations in which such notes will be issuable;

•

if other than the principal amount thereof, the portion of the principal amount (or the method by which this portion will be determined) of notes of the series that will be payable upon declaration of acceleration of the payment of such principal pursuant to the indenture;

•

if other than in United States dollars, the currency in which the notes will be denominated or in which payment of the principal and premium, if any, or interest, if any, on the notes will be payable and any other terms concerning such payment;

•

whether any notes of the series are to be issued as rate-linked or equity-linked notes and, if so, the manner in which the principal of (and premium, if any, on) or interest thereon will be determined and the amount payable upon acceleration under the indenture and any other terms in respect thereof;

•

if the principal, premium, if any, or interest, if any, on notes of the series are to be payable, at the election of the company or a holder of notes, in a currency other than that in which the notes are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency in which the notes are denominated or payable without such election and the currency in which the notes are to be paid if such election is made;

•	any provisions relating to the extension of, maturity of, or the renewal of, the notes;

•	any other provisions granting special rights to holders of the notes upon the occurrence of specified events;

•	any modifications, deletions or additions to the Events of Default (as described below) or the Company’s covenants with respect to the notes;

•

the person to whom any interest on any registered notes will be payable, if other than the registered holder, and the extent to which and the manner in which any interest payable on a temporary global note will be paid if other than as specified in the Indenture;

•	whether Additional Amounts (as defined below) shall not be payable by the Company;

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•	any restrictive covenants provided for with respect to such notes; and

•	any other terms of the series.

The notes are not bank deposits and are not insured or guaranteed by the United Kingdom Financial Services Compensation Scheme, the United States Federal Deposit Insurance Corporation or any other government or governmental or private agency or deposit protection scheme in any jurisdiction.

Form, Settlement and Clearance

General. The notes will initially be represented by one or more global notes in registered form, without coupons attached, and will be deposited with or on behalf of one or more depositaries, including, without limitation, The Depository Trust Company (“DTC”), Euroclear Bank SA/NV (“Euroclear”) and/or Clearstream Banking S.A. (“Clearstream Luxembourg”), and will be registered in the name of such depositary or its nominee. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of the notes. Unless and until the notes are exchanged in whole or in part for other notes that we issue or the global notes are exchanged for definitive notes, the global notes may not be transferred except as a whole by the depositary to a nominee or a successor of the depositary.

As currently anticipated, notes of a series will be issued in book-entry form, as described below under “Book-Entry Procedures.”

The notes may be accepted for clearance by DTC, Euroclear and Clearstream Luxembourg. The initial distribution of the notes will be cleared through DTC. In such event, beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including, as applicable, Euroclear and Clearstream Luxembourg.

The laws of some states may require that certain investors in notes take physical delivery of their notes in definitive form. Those laws may impair the ability of investors to own interests in book-entry notes.

So long as the depositary, or its nominee, is the holder of a global note, the depositary or its nominee will be considered the sole holder of such global note for all purposes under the indenture. Except as described below under the heading “—Definitive Notes,” no participant, indirect participant or other person will be entitled to have notes registered in its name, receive or be entitled to receive physical delivery of notes in definitive form or be considered the owner or holder of the notes under the indenture. Each person having an ownership or other interest in notes must rely on the procedures of the depositary, and, if a person is not a participant in the depositary, must rely on the procedures of the participant or other securities intermediary through which that person owns its interest to exercise any rights and obligations of a holder under the indenture or the notes.

Payments on the Global Notes. Payments of any amounts in respect of any global notes will be made by the paying agent to the depositary. Payments will be made to beneficial owners of notes in accordance with the rules and procedures of the depositary or its direct and indirect participants, as applicable. Neither we nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between the depositary and any beneficial owner of an interest in a global note, or the failure of the depositary or any intermediary to pass through to any beneficial owner any payments that we make to the depositary.

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All such payments will be distributed without deduction or withholding for any UK taxes or other UK governmental charges, or if any such deduction or withholding is required to be made under the provisions of any applicable UK law or regulation, then, except as described under “Additional Amounts,” such additional amounts will be paid as may be necessary in order that the net amounts received by any holder of the global note and by the owners of interests in the notes, after such deduction or withholding, will equal the net amounts that such holder and owners would have otherwise received in respect of the global note or interests in the notes, as the case may be, if such deduction or withholding had not been made.

Definitive Notes. Owners of interests in the notes will be entitled to receive definitive notes in registered form in respect of such interest if: (1) (i) DTC notifies us in writing that it is unwilling to or unable to continue as a depositary for the notes of such series or the notes, as the case may be, or (ii) if at any time DTC ceases to be eligible as a “clearing agency” registered under the Exchange Act or we become aware of such ineligibility and, in either case, a successor is not appointed by us within 90 days; or (2) an event of default has occurred and is continuing and the registrar has received a request from DTC.

Definitive notes will be issued in denominations of $1,000 or integral multiples of $1,000 and will be issued in registered form. Such definitive notes will be registered in the name or names of such person or persons as the registrar will notify the trustee based on the instructions of DTC.

Payments

To the extent not otherwise set forth in this prospectus, any payments of interest and, principal and premium (if any), on any particular series of notes will be made on such dates and, in the case of payments of interest, at such rate or rates, as are set forth in, or as are determined by the method of calculation described in, the applicable pricing supplement relating to the notes of such series. Amounts payable in respect of the notes will be made or settled only in cash.

Interest

The notes will bear interest at:

•	a fixed rate (“fixed rate notes”), which may be zero-coupon;

•	a floating rate (“floating rate notes”); or

•	a combination of both fixed and floating rates.

Fixed rate notes bear interest at a fixed rate described in the applicable pricing supplement. This type includes zero-coupon notes, which bear no interest and are instead issued at a price lower than the principal amount.

Floating rate notes will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. If your note is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in the applicable pricing supplement.

Fixed-to-floating rate notes will bear interest at both a fixed rate described in the applicable pricing supplement for a certain period of time and at a floating rate for another certain period of time determined by reference to an interest rate formula. We refer to these notes as “fixed-to-floating rate notes.” The rate for the floating-rate period(s) for a fixed-to-floating rate note will be set, calculated and

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paid in the same manner as for floating rate notes, as described in the applicable pricing supplement. Any references to or discussion of floating rate notes in this prospectus also applies to the floating-rate period(s) of fixed-to-floating rate notes.

Floating-to-fixed rate notes will bear interest at both a floating rate described in the applicable pricing supplement for a certain period of time and at a fixed rate for another certain period of time determined by reference to an interest rate formula. We refer to these notes as “floating-to-fixed rate notes.” The rate for the floating-rate period(s) for a floating-to-fixed rate note will be set, calculated and paid in the same manner as for floating-rate notes, as described in the applicable pricing supplement. Any references to or discussion of floating-rate notes in this prospectus also applies to the floating-rate period(s) of floating-to-fixed rate notes.

Each interest-bearing note will bear interest from its issue date at the rate per annum, in the case of a fixed rate note or fixed-to-floating rate note or pursuant to the interest rate formula, in the case of a floating rate note or floating-to-fixed rate note, until the principal thereof is paid. Unless otherwise specified in the applicable pricing supplement, we will make interest payments in respect of such fixed rate notes and floating rate notes in an amount equal to the interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the issue date, if no interest has been paid, to but excluding the applicable interest payment date or the maturity date, as the case may be (the “interest period”). For certain floating rate notes, the applicable pricing supplement may specify an alternative interest period or observation period over which interest will accrue.

Fixed-Rate Notes

Each fixed-rate note will bear interest from the date of issuance at the annual rate stated on its face until the principal is paid or made available for payment.

How Interest Is Calculated. Interest on fixed-rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

How Interest Accrues. Interest on fixed-rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date, or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If a Payment Date Is Not a Business Day.”

When Interest Is Paid. Payments of interest on fixed-rate notes will be made on the interest payment dates specified in the applicable pricing supplement.

Amount of Interest Payable. Interest payments for fixed-rate notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the relevant interest payment date, maturity date or date of earlier redemption or repayment, as the case may be.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or date of redemption or repayment is not a business day, we may pay interest, if any, and principal and premium, if any, on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or date of redemption or repayment.

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Floating-Rate Notes

Floating rate notes will mature on the date specified in the applicable pricing supplement and will bear interest at a floating rate determined by reference to an interest rate or interest rate formula, which we refer to as a “base rate”. The base rate for floating rate notes may be one or more of the following:

•	USD SOFR ICE Swap rate,

•	Constant maturity treasury (“CMT”) rate,

•	Commercial Paper Rate,

•	Euro Interbank Offered Rate (“EURIBOR”),

•	Federal Funds (Effective) Rate,

•	Federal Funds (Open) Rate,

•	U.S. Prime Rate,

•	Secured Overnight Financing Rate (“SOFR”) and/or

•	Treasury Rate.

The applicable pricing supplement will specify the manner in which interest on the floating rate notes are calculated, determined, reset and paid and will describe the formula for computing such interest rate and the applicable base rate.

Formula for Interest Rates. The interest rate on each floating rate note will be calculated by reference to:

•	the specified base rate based on the index maturity,

•	plus or minus the spread, if any, and/or

•	multiplied by the spread multiplier, if any.

For any floating rate note, “index maturity” means the period of maturity of the instrument or obligation from which the base rate is calculated and will be specified in the applicable pricing supplement. The “spread” is the number of basis points (one one-hundredth of a percentage point) specified in the applicable pricing supplement to be added to or subtracted from the base rate for a floating rate note. The “spread multiplier” is the percentage specified in the applicable pricing supplement to be applied to the base rate for a floating rate note. The interest rate on any inverse floating rate note will also be calculated by reference to a fixed rate.

Limitations on Interest Rate. If set forth in the applicable pricing supplement, a floating rate note may also have either or both of the following limitations on the interest rate:

•	a maximum limitation (or “ceiling” or “cap”) on the rate of interest which may accrue during any interest period, which we refer to as the “maximum interest rate”; and/or

•	a minimum limitation (or “floor”) on the rate of interest that may accrue during any interest period, which we refer to as the “minimum interest rate.”

In no event will the interest on any floating rate note be less than zero.

In addition, the interest rate on a floating rate note may not be higher than the maximum rate permitted by New York law, as that rate may be modified by United States law of general application.

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Under current New York law, the maximum rate of interest, subject to some exceptions, for any loan in an amount less than $250,000 is 16% and for any loan in the amount of $250,000 or more but less than $2,500,000 is 25% per annum on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

How Floating Interest Rates Are Reset. For floating rate notes other than SOFR rate notes, the interest rate in effect from the date of issue (or any other date specified in a pricing supplement on which interest begins to accrue) to the first interest reset date for a floating rate note will be the initial interest rate specified in the applicable pricing supplement. We refer to this rate as the “initial interest rate.” The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semiannually or annually, as provided in the applicable pricing supplement. This period is the “interest reset period” and the first day of each interest reset period is the “interest reset date.”

If an interest reset date for any floating rate note falls on a day that is not a business day, it will be postponed to the following business day, except that, in the case of (i) a EURIBOR note or (ii) a federal funds rate note, if that business day is in the next calendar month, the interest reset date will instead be the immediately preceding business day. If an auction of direct obligations of U.S. Treasury bills falls on a day that is an interest reset date for treasury rate notes, the interest reset date will be the immediately following business day.

The rate of interest that goes into effect on any interest reset date will be determined by the calculation agent by reference to a particular date called an “interest determination date.”

•	For federal funds (open) rate notes, the interest determination date relating to a particular interest reset date will be the same day as the interest reset date.

•

For prime rate notes and federal funds (effective) rate notes, the interest determination date relating to a particular interest reset date will be the first Business day following the interest reset date.

•	For commercial paper rate notes, the interest determination date relating to a particular interest reset date will be the first Business day following the interest reset date.

•	For CMT rate notes, the interest determination date relating to a particular interest reset date will be the second U.S. Government Securities Business Day before that interest reset date.

•	For EURIBOR notes, the interest determination date relating to a particular interest reset date will be the second TARGET2 Settlement Day before the interest reset date.

•	For SOFR rate notes (including SOFR Index notes), the interest determination date will be as set forth below under “SOFR Rate notes.”

•

For USD SOFR ICE Swap Rate notes, the interest determination date relating to a particular interest reset date will be the number of Publication Calendar Days specified in the applicable pricing supplement.

•

For treasury rate notes, the interest determination date for a particular interest reset date will be the day of the week in which the interest reset date falls on which treasury securities would normally be auctioned. Treasury securities are normally sold at auction on Monday of each week unless that day is a legal holiday. In that case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is held on the preceding Friday, that Friday will be the treasury rate interest determination date pertaining to the interest reset date falling in the next week.

The interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or

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repayment date. In the detailed descriptions of the various base rates which follow, the “calculation date” pertaining to an interest determination date means the earlier of (i) the tenth calendar day after that interest determination date, or, if that day is not a business day, the next succeeding business day, and (ii) the business day immediately preceding the applicable interest payment date or maturity date or, for any principal amount to be redeemed or repaid, any redemption or repayment date.

“U.S. Government Securities Business Day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

How Interest Is Calculated. Interest on floating rate notes will accrue from and including the most recent interest payment date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from and including the issue date or any other date specified in a pricing supplement on which interest begins to accrue. Interest will accrue to but excluding the next interest payment date or, if earlier, the date on which the principal has been paid or duly made available for payment, except as described below under “—If a Payment Date Is Not a Business Day.” The calculation agent for any issue of floating rate notes will be the trustee or another person designated by us. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date for that floating rate note.

For a floating rate note, accrued interest will be calculated by multiplying the principal amount of the floating rate note by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day: by 360 in the case of commercial paper rate notes, EURIBOR notes, federal funds rate notes and prime rate notes; and by 365 (or the actual number of days in the year) in the case of CMT rate notes and treasury rate notes.

For these calculations, the interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date or, if none, the initial interest rate.

Notwithstanding the three previous paragraphs, interest on SOFR rate notes will be calculated as described below under “SOFR Rate notes.”

All percentages used in or resulting from any calculation of the rate of interest on a floating rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005% rounded up to 0.00001%), and all U.S. dollar amounts used in or resulting from these calculations on floating rate notes will be rounded to the nearest cent (with one-half cent rounded upward). All Japanese Yen amounts used in or resulting from these calculations will be rounded downward to the next lower whole Japanese Yen amount. All amounts denominated in any other currency used in or resulting from these calculations will be rounded to the nearest two decimal places in that currency with 0.005 rounded upward to 0.01.

When Interest Is Paid. We will pay interest on floating rate notes on the interest payment dates specified in the applicable pricing supplement.

If a Payment Date Is Not a Business Day. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note other than floating rate notes for which SOFR is a base rate falls on a day that is not a business day, it will be

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postponed to the following business day. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium, if any, and interest, if any, will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity, redemption or repayment date.

USD SOFR ICE Swap Rate Notes

USD SOFR ICE Swap rate notes will bear interest at the interest rates specified in the USD SOFR ICE Swap rate notes and in the applicable pricing supplement. That interest rate will be based on the USD SOFR ICE Swap rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The USD-SOFR ICE Swap Rate for any U.S. Government Securities Business Day for the applicable index maturity is the SOFR-linked interest rate swap, as published on the ICE Benchmark Administration Limited (“ICE”) website opposite the heading for that Index Maturity at approximately 11:00 a.m., New York City time, on the applicable Publication Calendar Day. The USD-SOFR ICE Swap Rate for that index maturity measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity matching the index maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days in the relevant year over 360, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

Temporary non-publication of USD SOFR ICE Swap Rate. Subject to the provisions below, if the USD SOFR ICE Swap Rate is not published by the later of (i) 11:00 a.m., New York City time, on the interest determination date and (ii) the related interest reset date, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD-SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to USD SOFR ICE Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the USD SOFR ICE Swap Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the USD SOFR ICE Swap Rate notes.

In the event of a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index rate or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the USD SOFR ICE Swap Rate notes that are necessary to account for the effect on the USD SOFR ICE Swap Rate notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated

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Index or the Calculation Agent Nominated Replacement Index, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify Marex of any determination it makes pursuant to the replacement of USD SOFR ICE Swap Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the indenture).

Certain defined terms, as used with respect to the USD SOFR ICE Swap Rate, the CMT rate, the Commercial Paper rate, the Federal Funds (Effective) rate, the Federal Funds (Open) rate, the Prime rate and the Treasury rate:

“Adjustment Spread” means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the floating rate notes with a base rate that is an Applicable Benchmark or (ii) the holders of the floating rate notes with a base rate that is an Applicable Benchmark to Marex, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

“Administrator” means, as applicable, (i) the Board of Governors of the Federal Reserve System for each of the CMT Rate, the Commercial Paper Rate, the Prime Rate and the Treasury Rate, (ii) the New York Federal Reserve for the Federal Funds Rate and (iii) ICE for the USD SOFR ICE Swap Rate.

“Administrator/Benchmark Event” means the delivery of a notice by Marex to the holders of the floating rate notes with a base rate that is an Applicable Benchmark (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that Marex or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of such notes.

“Administrator/Benchmark Event Date” means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by Marex or the calculation agent or, if that date occurs before the issue date, the issue date.

“Alternative Post-Nominated Index” means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Nominating Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the “Alternative Post-nominated Index.”

“Applicable Benchmark” means the USD SOFR ICE Swap Rate, the CMT rate, the Commercial Paper rate, the Federal Funds (Effective) rate, the Federal Funds (Open) rate, the Prime rate or the Treasury rate, as applicable.

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“Calculation Agent Nominated Replacement Index” means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

“Cut-off Date” means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

“Index Cessation Effective Date” means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

“Index Cessation Event” means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

A “Publication Calendar Day” is any day on which the Administrator is due to publish the rate for the Applicable Benchmark pursuant to its publication calendar, as updated from time to time.

“Publicly Available Information” means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

“Relevant Market Data” means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

“Relevant Nominating Body” means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the Applicable

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Benchmark or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the Applicable Benchmark or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

“Specified Public Source” means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

CMT Rate Notes

CMT rate notes will bear interest at the interest rates specified in the CMT rate notes and in the applicable pricing supplement. That interest rate will be based on the CMT rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “CMT rate” means the rate as set forth in H.15 (as defined below), opposite the caption “Treasury constant maturities” for the Designated CMT Index Maturity, as that rate is published on the Designated CMT Refinitiv page, for:

•	that interest determination date, if the Designated CMT Refinitiv page (as defined below) is FRBCMT; and

•	the week or the month, as applicable, ended immediately preceding the week or month in which the related interest reset date occurs, if the Designated CMT Refinitiv page is FEDCMT.

The following procedures will be followed if the CMT rate cannot be determined as described above:

•

If the applicable CMT rate is FRBCMT and that rate is not displayed on the relevant Designated CMT Refinitiv page by 4:15 p.m., New York City time, on the related interest determination date, then the CMT rate for the related interest reset date will be a percentage equal to the yield for U.S. Treasury securities at “constant maturity” for the Designated CMT Index Maturity on the related interest reset date as set forth in H.15 under the caption “Treasury constant maturities.”

•

If the applicable CMT rate is FEDCMT and that rate is not displayed on the relevant Designated CMT Refinitiv page by 4:15 p.m., New York City time, on the related interest reset date, then the CMT rate for the related interest reset date will be a percentage equal to the one-week average yield for U.S. Treasury securities at “constant maturity” for the Designated CMT Index Maturity and for the week preceding the related interest reset date as set forth in H.15 opposite the caption “Treasury constant maturities.”

•

If the applicable rate described above is FRBCMT and that rate does not appear in H.15, then the CMT rate for the related interest reset date will be the rate for the Designated CMT Index Maturity as may then be published by either the Board of Governors of the Federal Reserve System or the U.S. Department of the Treasury that the calculation agent determines to be comparable to the rate that would otherwise have been published in H.15.

•

If the applicable rate described above is FEDCMT and that rate does not appear in H.15, then the CMT rate for the related interest reset date will be the one-week or one-month, as applicable, average yield for U.S. Treasury securities at “constant maturity” for the Designated CMT Index Maturity as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, preceding that interest reset date.

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•

If none of the Board of Governors of the Federal Reserve System, the U.S. Department of the Treasury or the Federal Reserve Bank of New York publishes a yield on U.S. Treasury securities at a “constant maturity” for the Designated CMT Index Maturity, as described in the two preceding paragraphs, then the applicable CMT rate on the related interest reset date will be calculated by the calculation agent and will be a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 p.m., New York City time, on the related interest determination date, of three leading primary U.S. government securities dealers in New York City. The calculation agent will select five such securities dealers, and will eliminate the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for U.S. Treasury securities with an original maturity equal to the Designated CMT Index Maturity, a remaining term to maturity of no more than one year shorter than that Designated CMT Index Maturity and in a principal amount equal to the Representative Amount.

•

If fewer than five but more than two such prices are provided as requested, the CMT rate for the related interest reset date will be based on the arithmetic mean of the bid prices obtained and neither the highest nor the lowest of those quotations will be eliminated.

•

If the calculation agent cannot obtain three U.S. Treasury securities quotations of the kind requested in the prior two paragraphs, the calculation agent will determine the applicable CMT rate to be the yield to maturity based on the arithmetic mean of the secondary market bid prices for U.S. Treasury securities, at approximately 3:30 p.m., New York City time, on the related interest determination date of three leading primary U.S. government securities dealers in New York City. In selecting these bid prices, the calculation agent will request quotations from at least five of those securities dealers and will disregard the highest quotation (or if there is equality, one of the highest) and the lowest quotation (or if there is equality, one of the lowest) for U.S. Treasury securities with an original maturity greater than the Designated CMT Index Maturity, a remaining term to maturity closest to the Designated CMT Index Maturity and in a Representative Amount.

•

If fewer than five but more than two of the leading primary U.S. government securities dealers provide quotes as described in the prior paragraph, then the applicable CMT rate will be based on the arithmetic mean of the bid prices obtained, and neither the highest nor the lowest of those quotations will be eliminated.

•

If two bid prices with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the U.S. Treasury security with the shorter original term to maturity will be used.

•

If fewer than three leading primary U.S. government securities reference dealers selected by the calculation agent provide quotes as described above, the CMT rate for the relevant interest reset date will be calculated using the Calculation Agent Alternative Rate Determination.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the CMT Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the CMT Rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the CMT Rate notes.

In the event of a replacement of the CMT Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the

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Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

“Calculation Agent Alternative Rate Determination” means that the calculation agent, after consulting with us, shall determine a commercially reasonable alternative for the Applicable Benchmark, taking into account all available information that in good faith the calculation agent considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the Applicable Benchmark that the calculation agent considers sufficient for that rate to be a representative alternative rate.

“Designated CMT Refinitiv page” means the display on Refinitiv, or any successor service (“Refinitiv”), on the page designated in the applicable pricing supplement or any other page as may replace that page on that service for the purpose of displaying Treasury constant maturities as reported in H.15. If no page is specified in the applicable pricing supplement the Designated CMT Refinitiv page will be FEDCMT, for the most recent week.

“Designated CMT Index Maturity” means the original period to maturity of the U.S. Treasury securities, which is either 1, 2, 3, 5, 7, 10, 20 or 30 years, specified in the applicable pricing supplement for which the CMT rate will be calculated. If no maturity is specified in the applicable pricing supplement the Designated CMT Index Maturity will be two years.

“H.15” means “Selected Interest Rates (Daily) – H.15”, or any successor publication as published daily by the Board of Governors of the Federal Reserve System at https://www.federalreserve.gov/releases/h15/, or any successor site or publication. We make no representation or warranty as to the accuracy or completeness of the information displayed on that website, and that information is not incorporated by reference herein and should not be considered a part of this prospectus.

Commercial Paper Rate Notes

Commercial paper rate notes will bear interest at the interest rates specified in the commercial paper rate notes and in the applicable pricing supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “commercial paper rate” means, for any interest determination date, the money market yield, calculated as described below, of the rate on that date for commercial paper having the index maturity specified in the applicable pricing supplement, as that rate is published in H.15, under the heading “Commercial Paper—Nonfinancial.” The following procedures will be followed if the commercial paper rate cannot be determined as described above:

Temporary Non-Publication of the Commercial Paper Rate. Subject to the provisions below, if the commercial paper rate having such index maturity is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next Business day, then the rate for that interest determination date will be last provided or published level of the commercial paper rate having such index maturity.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the commercial paper rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as

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applicable, the Alternative Post-nominated Index will apply to the commercial paper rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the commercial paper rate notes.

In the event of a replacement of the Commercial Paper Rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

The “money market yield” will be a yield calculated in accordance with the following formula:

where, “D” refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and “M” refers to the actual number of days in the interest payment period for which interest is being calculated.

EURIBOR Notes

EURIBOR notes will bear interest at the interest rates specified in the EURIBOR notes and in the applicable pricing supplement. Those interest rates will be based on the EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

“EURIBOR” means, for any interest determination date, the rate for deposits in euros as sponsored, calculated and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of establishing, compiling and publishing those rates, for the index maturity specified in the applicable pricing supplement as that rate appears on the display on Refinitiv on page EURIBOR01 or any successor page on that service, which is commonly referred to as “Refinitiv page EURIBOR01,” as of 11:00 a.m., Brussels time. The following procedures will be followed if the rate cannot be determined as described above:

•

If the above rate does not appear on Refinitiv page EURIBOR01 as of 11:00 a.m., Brussels time, the calculation agent will request the principal Euro-zone office of each of four major banks in the Euro-zone interbank market, as selected by the calculation agent, after consultation with us, to provide the calculation agent with its offered rate for deposits in euros, at approximately 11:00 a.m., Brussels time, on the interest determination date, to prime banks in the Euro-zone interbank market for the index maturity specified in the applicable pricing supplement commencing on the applicable interest reset date, and in a principal amount not less than the equivalent of US$1 million in euro that is representative of a single transaction in euro, in that market at that time. If two or more quotations are provided, EURIBOR will be the arithmetic mean of those quotations.

•

If fewer than two quotations are provided as described above, EURIBOR will be the arithmetic mean of the rates quoted by four major banks in the Euro-zone interbank market, as selected by the calculation agent, after consultation with us, at approximately 11:00 a.m., Brussels time,

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on the applicable interest reset date for loans in euro to leading European banks for a period of time equivalent to the index maturity specified in the applicable pricing supplement commencing on that interest reset date in a principal amount not less than the equivalent of US$1 million in euro that is representative of a single transaction in euro, in that market at that time.

No Index Cessation Effective Date with respect to EURIBOR. If fewer than three banks so selected by the calculation agent are quoting as set forth above and, by 11:00 a.m., Brussels time (or the amended publication time for EURIBOR, if any, as specified by the EURIBOR benchmark administrator in the EURIBOR benchmark methodology), on the applicable interest reset date, EURIBOR for a period of the index maturity in respect of the related interest determination date has not been published on the Refinitiv page EURIBOR01 and an Index Cessation Effective Date has not occurred, then the rate for that interest reset date will be EURIBOR for a period of the index maturity in respect of the related index determination date, as provided by the administrator of EURIBOR and published by an authorized distributor or by the administrator of EURIBOR itself. If by 3:00 p.m., Brussels time (or four hours after the amended publication time for EURIBOR), on that interest reset date, neither the administrator of EURIBOR nor an authorized distributor has provided or published EURIBOR for a period of the index maturity in respect of such interest determination date and an Index Cessation Effective Date has not occurred, then, unless otherwise agreed by the parties, the rate for that interest reset date will be:

(A) a rate formally recommended for use by the administrator of EURIBOR; or

(B) a rate formally recommended for use by the supervisor which is responsible for supervising EURIBOR or the administrator of EURIBOR,

in each case, during the period of non-publication of EURIBOR and for so long as an Index Cessation Effective Date has not occurred. If a rate described in sub-paragraph (A) is available, that rate shall apply. If no such rate is available but a rate described in subparagraph (B) is available, that rate shall apply. If neither a rate described in sub-paragraph (A) nor a rate described in sub-paragraph (B) is available, then the calculation agent shall determine a commercially reasonable alternative for EURIBOR, taking into account any rate implemented by central counterparties and/or futures exchanges, in each case with trading volumes in derivatives or futures referencing EURIBOR that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Effective Date with respect to EURIBOR. Upon the occurrence of an Index Cessation Event, the rate for an interest reset date occurring two or more TARGET Settlement Days after the Index Cessation Effective Date will be determined as if references to EUR-EURIBOR-Reuters were references to Fallback Rate (EuroSTR) for the “Original IBOR Rate Record Day” (as that term is used on the Fallback Rate (EuroSTR) Screen) that corresponds to the related interest determination date, as most recently provided or published as at 11:30 a.m., Frankfurt time on the related Fallback Observation Day. If neither Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time) provides, nor authorized distributors publish, Fallback Rate (EuroSTR) for that Original IBOR Rate Record Day at, or prior to, 11:30 a.m., Frankfurt time on the related Fallback Observation Day and a Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) has not occurred, then the rate for the interest reset date will be Fallback Rate (EuroSTR) as most recently provided or published at that time for the most recent Original IBOR Rate Record Day, notwithstanding that such day does not correspond to the related interest determination date.

Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR). Upon the occurrence of a Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR), the rate for an interest reset date which relates to an interest period (or any compounding period included in that

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interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) will be the Euro Short-Term Rate (“EuroSTR”) administered by the European Central Bank (or any successor administrator), to which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of “Fallback Rate (EuroSTR)” after making such adjustments to EuroSTR as are necessary to account for any difference in term structure or tenor of EuroSTR by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to EuroSTR. If neither the administrator nor authorized distributors provide or publish EuroSTR and a Fallback Index Cessation Effective Date with respect to EuroSTR has not occurred, then, in respect of any day for which EuroSTR is required, references to EuroSTR will be deemed to be references to the last provided or published EuroSTR.

Fallback Index Cessation Effective Date with respect to EuroSTR. If a Fallback Index Cessation Effective Date occurs with respect to each of Fallback Rate (EuroSTR) and EuroSTR, then the rate for an interest reset date which relates to an interest period (or any compounding period included in that interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the Fallback Index Cessation Effective Date with respect to EuroSTR) will be the ECB Recommended Rate, to which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of “Fallback Rate (EuroSTR)” after making such adjustments to the ECB Recommended Rate as are necessary to account for any difference in term structure or tenor of the ECB Recommended Rate by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to ECB Recommended Rate. If there is an ECB Recommended Rate before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR) but neither the administrator nor authorized distributors provide or publish the ECB Recommended Rate and a Fallback Index Cessation Effective Date with respect to it has not occurred, then, in respect of any day for which the ECB Recommended Rate is required, references to the ECB Recommended Rate will be deemed to be references to the last provided or published ECB Recommended Rate.

No ECB Recommended Rate or Fallback Index Cessation Effective Date with respect to ECB Recommended Rate. If:

(A)

no ECB Recommended Rate is recommended before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR); or

(B)	a Fallback Index Cessation Effective Date with respect to the ECB Recommended Rate subsequently occurs,

then the rate for an interest reset date which relates to an interest period (or any compounding period included in that interest period) in respect of which the Fallback Observation Day occurs on or after the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, the Fallback Index Cessation Effective Date with respect to EuroSTR) or the Fallback Index Cessation Effective Date with respect to the ECB Recommended Rate (as applicable) will be Modified EDFR, to

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which the calculation agent shall apply the most recently published spread, as at the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR), referred to in the definition of “Fallback Rate (EuroSTR)” after making such adjustments to Modified EDFR as are necessary to account for any difference in term structure or tenor of Modified EDFR by comparison to Fallback Rate (EuroSTR) and by reference to the Bloomberg IBOR Fallback Rate Adjustments Rule Book.

No Fallback Index Cessation Effective Date with respect to Modified EDFR. If neither the administrator nor authorized distributors provide or publish Modified EDFR (or the index, benchmark or other price source that is referred to in the definition of Modified EDFR) and a Fallback Index Cessation Effective Date with respect to that rate has not occurred, then, in respect of any day for which that rate is required, references to that rate will be deemed to be references to the last provided or published Modified EDFR (or the last provided or published index, benchmark or other price source that is referred to in the definition of Modified EDFR).

“Index Cessation Event” with respect to EURIBOR means:

(i) a public statement or publication of information by or on behalf of the administrator of EURIBOR announcing that it has ceased or will cease to provide EURIBOR permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide EURIBOR; or

(ii) a public statement or publication of information by the regulatory supervisor for the administrator of EURIBOR, the central bank for Euro, an insolvency official with jurisdiction over the administrator for EURIBOR, a resolution authority with jurisdiction over the administrator for EURIBOR or a court or an entity with similar insolvency or resolution authority over the administrator for EURIBOR, which states that the administrator of EURIBOR has ceased or will cease to provide EURIBOR permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide EURIBOR.

“Index Cessation Effective Date” means, in respect of EURIBOR and one or more Index Cessation Events, the first date on which EURIBOR is no longer provided. If EURIBOR ceases to be provided on the relevant interest determination date but it was provided at the time at which it is to be observed pursuant to the provisions of “—Index Cessation Effective Date with respect to EURIBOR” above, then the Index Cessation Effective Date will be the next day on which the rate would ordinarily have been published.

“Fallback Index Cessation Event” means, in respect of Fallback Rate (EuroSTR):

(i) a public statement or publication of information by or on behalf of the administrator or provider of Fallback Rate (EuroSTR) announcing that it has ceased or will cease to provide Fallback Rate (EuroSTR) permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide Fallback Rate (EuroSTR); or

(ii) if the Applicable Fallback Rate is:

(A) for Fallback Rate (EuroSTR), a public statement or publication of information by the regulatory supervisor for the administrator of the Underlying Rate, the central bank for the currency of the Underlying Rate, an insolvency official with jurisdiction over the administrator for the Underlying Rate, a resolution authority with jurisdiction over the administrator for the Underlying Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Underlying Rate, which states that the administrator of the Underlying Rate has ceased or will cease to provide the Underlying Rate permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator that will continue to provide the Underlying Rate; or

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(B) EuroSTR, the ECB Recommended Rate or Modified EDFR (each, an “Applicable Fallback Rate”), a public statement or publication of information by the regulatory supervisor for the administrator or provider of the Applicable Fallback Rate, the central bank for the currency of the Applicable Fallback Rate, an insolvency official with jurisdiction over the administrator or provider for the Applicable Fallback Rate, a resolution authority with jurisdiction over the administrator or provider for the Applicable Fallback Rate or a court or an entity with similar insolvency or resolution authority over the administrator or provider for the Applicable Fallback Rate, which states that the administrator or provider of the Applicable Fallback Rate has ceased or will cease to provide the Applicable Fallback Rate permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Fallback Rate.

If the Applicable Fallback Rate is Modified EDFR, references to the administrator or provider of such rate in this definition of “Fallback Index Cessation Event” shall be deemed to be references to the administrator or provider of the index, benchmark or other price source that is referred to in the definition of Modified EDFR.

“Fallback Index Cessation Effective Date” means, in respect of a Fallback Index Cessation Event, the first date on which the Applicable Fallback Rate is no longer provided. If the Applicable Fallback Rate ceases to be provided on the same day that it is required to determine the rate for an interest reset date pursuant to the terms of the relevant “—Fallback Index Cessation Event” provisions above but it was provided at the time at which it is to be observed pursuant to the terms of the such relevant provision (or, if no such time is specified in such relevant provision, at the time at which it is ordinarily published), then the Fallback Index Cessation Effective Date will be the next day on which the rate would ordinarily have been published. If the Applicable Fallback Rate is Modified EDFR, references to the Applicable Fallback Rate in this definition of “Fallback Index Cessation Effective Date” shall be deemed to be references to the index, benchmark or other price source that is referred to in the definition of Modified EDFR.

“Fallback Rate (EuroSTR)” means the term adjusted EuroSTR plus the spread relating to EURIBOR, in each case, for a period of the index maturity provided by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time), as the provider of term adjusted EuroSTR and the spread, on the Fallback Rate (EuroSTR) Screen (or by other means) or provided to, and published by, authorized distributors.

“Fallback Rate (EuroSTR) Screen” means the Bloomberg Screen corresponding to the Bloomberg ticker for the fallback for EURIBOR for a period of the index maturity accessed via the Bloomberg Screen <FBAK> <GO> Page (or, if applicable, accessed via the Bloomberg Screen <HP> <GO>) or any other published source designated by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time).

“ECB Recommended Rate” means the rate (inclusive of any spreads or adjustments) recommended as the replacement for EuroSTR by the European Central Bank (or any successor administrator of EuroSTR) and/or by a committee officially endorsed or convened by the European Central Bank (or any successor administrator of EuroSTR) for the purpose of recommending a replacement for EuroSTR (which rate may be produced by the European Central Bank or another administrator) and as provided by the administrator of that rate or, if that rate is not provided by the administrator thereof (or a successor administrator), published by an authorized distributor.

“Modified EDFR” means a rate equal to the Eurosystem Deposit Facility Rate plus the EDFR Spread.

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“Eurosystem Deposit Facility Rate” means the rate on the deposit facility, which banks may use to make overnight deposits with the Eurosystem and which is published on the ECB’s Website.

“EDFR Spread” means:

(A) if no ECB Recommended Rate is recommended before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to Fallback Rate (EuroSTR) (or, if later, before the end of the first TARGET Settlement Day following the Fallback Index Cessation Effective Date with respect to EuroSTR), the arithmetic mean of the daily difference between EuroSTR and the Eurosystem Deposit Facility Rate over an observation period of 30 TARGET Settlement Days starting 30 TARGET Settlement Days prior to the day on which the Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR) occurs (or, if later, 30 TARGET Settlement Days prior to the day on which the first Fallback Index Cessation Event with respect to EuroSTR occurs) and ending on the TARGET Settlement Day immediately preceding the day on which the Fallback Index Cessation Event with respect to Fallback Rate (EuroSTR) occurs (or, if later, the TARGET Settlement Day immediately preceding the day on which the first Fallback Index Cessation Event with respect to EuroSTR occurs); or

(B) if a Fallback Index Cessation Event with respect to the ECB Recommended Rate occurs, the arithmetic mean of the daily difference between the ECB Recommended Rate and the Eurosystem Deposit Facility Rate over an observation period of 30 TARGET Settlement Days starting 30 TARGET Settlement Days prior to the day on which the Fallback Index Cessation Event with respect to the ECB Recommended Rate occurs and ending on the TARGET Settlement Day immediately preceding the day on which that Fallback Index Cessation Event occurs.

“Underlying Rate” means, for Fallback Rate (EuroSTR), EuroSTR.

“Fallback Observation Day” means, in respect of an interest reset date and the interest period (or any compounding period included in that interest period) to which that interest reset date relates, unless otherwise agreed, the day that is two Business Days preceding the related interest payment date.

“Bloomberg IBOR Fallback Rate Adjustments Rule Book” means the IBOR Fallback Rate Adjustments Rule Book published by Bloomberg Index Services Limited (or a successor provider as approved and/or appointed by ISDA from time to time) as updated from time to time in accordance with its terms.

“Euro-zone” means the region comprising member states of the European Union that have adopted the single currency in accordance with the relevant treaty of the European Union, as amended.

Federal Funds (Effective) Rate Notes

Federal funds (effective) rate notes will bear interest at the interest rates specified in the federal funds (effective) rate notes and in the applicable pricing supplement. Those interest rates will be based on the federal funds (effective) rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “federal funds (effective) rate” means, for any interest determination date, the rate on that date for federal funds as published in H.15 opposite the heading “Federal funds (effective)” as displayed on Refinitiv on page FEDFUNDS1 or any successor page on that service, which is

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commonly referred to as “Refinitiv Page FEDFUNDS1,” under the caption “EFFECT.” The following procedures will be followed if the federal funds (effective) rate cannot be determined as described above:

Temporary Non-Publication of the Federal Funds (Effective) Rate. Subject to the provisions below, if the federal funds (effective) rate is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next Business day, then the rate for that interest determination date will be last provided or published level of the federal funds (effective) rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the federal funds (effective) rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the federal funds (effective) rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the federal funds (effective) rate notes.

In the event of a replacement of the federal funds (effective) rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

Federal Funds (Open) Rate Notes

Federal funds (open) rate notes will bear interest at the interest rates specified in the federal funds (open) rate notes and in the applicable pricing supplement. Those interest rates will be based on the federal funds (open) rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “federal funds (open) rate” means, for any interest determination date, the rate on that date for federal funds opposite the caption “Open,” as displayed Refinitiv on page 5 or any successor page on that service, which is commonly referred to as “Refinitiv Page 5.” The following procedures will be followed if the federal funds (open) rate cannot be determined as described above:

Temporary Non-Publication of the Federal Funds (open) Rate. Subject to the provisions below, if the federal funds (open) rate is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next Business day, then the rate for that interest determination date will be last provided or published level of the federal funds (open) rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the federal funds (open) rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the federal funds (open) rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the federal funds (open) rate notes.

In the event of a replacement of the federal funds (open) rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall

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(i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

Prime Rate Notes

Prime rate notes will bear interest at the interest rates specified in the prime rate notes and in the applicable pricing supplement. Those interest rates will be based on the prime rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

The “prime rate” means, for any interest determination date, the rate on that date as published in H.15 opposite the heading “Bank prime loan.” The following procedures will be followed if the prime rate cannot be determined as described above:

Temporary Non-Publication of the Prime Rate. Subject to the provisions below, if the prime rate is not so published by the later of (i) 4:15 p.m., New York City time, on the relevant interest reset date and (ii) the next Business day, then the rate for that interest determination date will be last provided or published level of the prime rate.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the prime rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the prime rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the prime rate notes.

In the event of a replacement of the prime rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

“Refinitiv page USPRIME1” means the display designated as page “USPRIME1” on Refinitiv, or any successor page on that service for the purpose of displaying prime rates or base lending rates of major U.S. banks.

SOFR Rate Notes

The Secured Overnight Financing Rate. SOFR is published by the SOFR Administrator and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The SOFR Administrator reports that SOFR includes all trades in the Broad General Collateral Rate and bilateral U.S. Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust Company (“DTC”), and SOFR is filtered by the SOFR Administrator to remove some (but not all) of the foregoing transactions considered to be “specials.” According to the

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SOFR Administrator, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The SOFR Administrator reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The SOFR Administrator also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the SOFR Administrator would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity.

The SOFR Administrator notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the SOFR Administrator may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. Government Securities Business Day, the SOFR Administrator publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the SOFR Administrator’s publication would indicate the revision. This revision threshold will be reviewed periodically by the SOFR Administrator and may be changed based on market conditions.

Because SOFR is published by the SOFR Administrator based on data received from other sources, we have no control over its determination, calculation or publication.

The information contained in this “The Secured Overnight Financing Rate” section is based upon the SOFR Administrator’s website and other U.S. government sources.

SOFR rate notes will bear interest at a base rate equal to SOFR (as defined below) as adjusted by the spread or spread multiplier, if any, and subject to a minimum interest rate and maximum interest rate, if any, specified in the SOFR rate notes and in the applicable pricing supplement.

SOFR rate notes will be either SOFR Index notes with observation period shift, compounded SOFR rate notes with lookback, compounded SOFR rate notes with observation period shift, compounded SOFR rate notes with payment delay, lookback average SOFR notes or shifted average SOFR notes, each as indicated in the applicable pricing supplement and as described below.

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The interest rate applicable for an interest period will be determined on the applicable interest determination date, except that the interest rate for compounded SOFR rate notes with payment delay will be determined on the applicable interest accrual period end date, with the interest rate for the final interest accrual period being determined on the rate cut-off date.

The amount of interest accrued and payable on the SOFR rate notes for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the SOFR rate notes multiplied by (ii) the product of (a) the base rate plus the applicable spread or spread multiplier for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such interest period divided by 360. For compounded SOFR rate notes with payment delay, this calculation will be made in respect of each interest accrual period, rather than each interest period. In each case, the amount of interest will be subject to a minimum interest rate and maximum interest rate, if any, specified in the SOFR rate notes and in the applicable pricing supplement.

The day count convention for all SOFR Index notes and compounded SOFR rate notes is Actual/360.

The interest determination date for SOFR Index notes with observation period shift, compounded SOFR rate notes with lookback, compounded SOFR rate notes with observation period shift, lookback average SOFR notes or shifted average SOFR notes means the day that is the number of U.S. Government Securities Business Days prior to the interest payment date in respect of the relevant interest period, as specified in the applicable pricing supplement. The interest payment determination date for compounded SOFR rate notes with payment delay is the interest accrual period end date at the end of each interest accrual period; provided that the interest determination date with respect to the final interest accrual period will be the rate cut-off date.

For SOFR Index notes with observation period shift, compounded SOFR rate notes with lookback, compounded SOFR rate notes with observation period shift, lookback average SOFR notes or shifted average SOFR notes, if any scheduled interest payment date, other than the maturity date or redemption date, if applicable, falls on a day that is not a business day, such date will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day. If the scheduled final interest payment date (i.e., the maturity date or any redemption date) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but the final interest payment date will not be postponed and interest on that payment will not accrue during the period from and after the scheduled final interest payment date. For compounded SOFR rate notes with payment delay, if any scheduled interest accrual period end date falls on a day that is not a business day, such date will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the interest accrual period end date will be the immediately preceding business day.

SOFR Index Notes with Observation Period Shift

“SOFR Index,” with respect to any U.S. Government Securities Business Day, means:

(1)

the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that:

(2)	if a SOFR Index value does not so appear as specified in (1) above at the SOFR Index Determination Time, then:

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(i)

if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below under “—Effect of a Benchmark Transition Event”) have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable” provisions below; or

(ii)

if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “—Effect of a Benchmark Transition Event” provisions below.

where:

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website.

“Compounded SOFR,” with respect to any interest period, means the rate computed in accordance with the following formula:

where:

“SOFR IndexStart” is the SOFR Index value for the day which is two U.S. Government Securities Business Days, or such other number of U.S. Government Securities Business Days as specified in the applicable pricing supplement, preceding the first date of the relevant interest period;

“SOFR IndexEnd” is the SOFR Index value for the day which is two, or such other number of U.S. Government Securities Business Days as specified in the applicable pricing supplement, U.S. Government Securities Business Days preceding the interest payment date relating to such interest period; and

“dc” is the number of calendar days from (and including) SOFR IndexStart to (but excluding) SOFR IndexEnd.

“SOFR Index Unavailable” means, if a SOFR IndexStart or SOFR IndexEnd is not published on the associated SOFR Coupon Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below under “—Effect of a Benchmark Transition Event for Compounded SOFR Rate notes”) have not occurred with respect to SOFR, “Compounded SOFR” means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the Secured Overnight Financing Rate); and

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, or any successor source.

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Compounded SOFR Rate notes with Lookback

“Compounded SOFR with Lookback,” with respect to any interest period, means the rate of return of a daily compound interest investment computed in accordance with the following formula:

where:

“d0”, for any interest period, means the number of U.S. Government Securities Business Days in the relevant interest period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest period;

“SOFRi-yUSBD”, for any U.S. Government Securities Business Day “i” in the relevant interest period, is equal to SOFR in respect of the U.S. Government Securities Business Day that is “y” (the Lookback Number of U.S. Government Securities Business Days) prior to that day “i”;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant interest period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in the relevant interest period.

“SOFR,” with respect to any U.S. Government Securities Business Day, means:

(1)

the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”); or

(2)

if the rate specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date (as each such term is defined below under “—Effect of a Benchmark Transition Event”) have occurred, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s Website; or

(3)

If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the Benchmark Replacement, subject to the provisions described, and as defined, below under “—Effect of a Benchmark Transition Event.”

where:

“Lookback Number of U.S. Government Securities Business Days” has the meaning specified in the applicable pricing supplement and represented in the formula above as “y”.

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Compounded SOFR Rate notes with Observation Period Shift

“Compounded SOFR with Observation Period Shift,” with respect to any interest period, means the rate of return of a daily compound interest investment computed in accordance with the following formula:

where:

“d0”, for any observation period, means the number of U.S. Government Securities Business Days in the relevant observation period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is equal to SOFR (as defined above under “—Compounded SOFR Rate notes with Lookback”) in respect of that day “i”;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in the relevant observation period.

“Observation Period” means, in respect of each interest period, the period from, and including, the date that is the number of U.S. Government Securities Business Days specified in the applicable pricing supplement preceding the first date in such interest period to, but excluding, the date that is the same number of U.S. Government Securities Business Days so specified and preceding the interest payment date for such interest period.

Compounded SOFR Rate notes with Payment Delay

“Compounded SOFR with Payment Delay” with respect to any interest accrual period means the rate of return of a daily compound interest investment computed in accordance with the following formula:

where:

“d0”, for any interest accrual period, means the number of U.S. Government Securities Business Days in the relevant interest accrual period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest accrual period;

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“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant interest accrual period, is equal to SOFR (as defined above under “—Compound SOFR Rate notes with Lookback”) in respect of that day “i”;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant interest accrual period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in the relevant interest accrual period.

“Interest Accrual Period” means each quarterly period, or such other period as specified in the applicable pricing supplement, from, and including, an interest accrual period end date (or, in the case of the first interest accrual period, the issue date) to, but excluding, the next interest accrual period end date (or, in the case of the final interest accrual period, the maturity date or, if we elect to redeem the Compounded SOFR Rate notes with Payment Delay on any earlier redemption date, the redemption date).

“Interest Accrual Period End Dates” means the dates specified in the applicable pricing supplement, ending on the maturity date or, if we elect to redeem the Compounded SOFR Rate notes with Payment Delay on any earlier redemption date, the redemption date.

“Interest Payment Date” means the second Business Day, or such other Business Day as specified in the applicable pricing supplement, following each interest accrual period end date; provided that the interest payment date with respect to the final interest accrual period will be the maturity date or, if we elect to redeem the Compounded SOFR Rate notes with Payment Delay on any earlier redemption date, the redemption date.

“Interest Payment Determination Date” means the interest accrual period end date at the end of each interest accrual period; provided that the Interest Payment Determination Date with respect to the final interest accrual period will be the rate cut-off date.

“Rate Cut-Off Date” means the second U.S. Government Securities Business Day, or such other U.S. Government Securities Business Day as specified in the applicable pricing supplement, prior to the maturity date or redemption date, as applicable. For purposes of calculating Compounded SOFR with respect to the final coupon accrual period, the level of SOFR for each U.S. Government Securities Business Day in the period from and including the rate cut-off date to but excluding the maturity date or any earlier redemption date, as applicable, shall be the level of SOFR in respect of such rate cut-off date.

Lookback Average SOFR Rate notes

“Average SOFR with Lookback” will be calculated by the calculation agent on each interest determination date as follows:

“d0”, for any interest period, means the number of U.S. Government Securities Business Days in the relevant interest period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant interest period;

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“SOFRi-yUSBD”, for any U.S. Government Securities Business Day “i” in the relevant Interest Period, is equal to SOFR (as defined above under “— Compounded SOFR Rate notes with Lookback”) in respect of the U.S. Government Securities Business Day that is the Look Back Number of U.S. Government Securities Business Days prior to that day “i”;

“ni”, for any U.S. Government Securities Business Day “i”, means the number of calendar days from, and including, such U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day; and

“d” means the number of calendar days in the relevant interest period.

Shifted Average SOFR Rate notes

“Average SOFR with Observation Period Shift” will be calculated by the calculation agent on each interest determination date as follows:

“d0”, for any Observation Period (as defined above under “—Compounded SOFR Rate notes with Observation Period Shift”), means the number of U.S. Government Securities Business Days in the relevant Observation Period;

“i” means a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is equal to SOFR (as defined above under “—Compounded SOFR Rate notes with Lookback”) in respect of that day “i”;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant Observation Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in the relevant Observation Period.

Effect of a Benchmark Transition Event

If the Issuer, the calculation agent or any other calculation agent designated in the applicable pricing supplement, which may be an affiliate of the Issuer (the calculation agent or such other calculation agent, a “Designee”), determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the SOFR rate notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, the Issuer or its Designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision or election that may be made by the Issuer or its Designee pursuant to this section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

(1)	will be conclusive and binding absent manifest error;

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(2)	will be made in the Issuer or the Designee’s sole discretion, as applicable; and

(3)	notwithstanding anything to the contrary in the documentation relating to the SOFR rate notes, shall become effective without consent from the holders of the SOFR rate notes or any other party.

“Benchmark” means, initially, the base rate (Compounded SOFR), as such term is defined above; provided that if the Issuer or its Designee determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the base rate (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Issuer or its Designee as of the Benchmark Replacement Date.

(1)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3)

the sum of: (a) the alternate rate of interest that has been selected by the Issuer or its Designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Issuer or its Designee as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Issuer or its Designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the Issuer or its Designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Issuer or its Designee decides that adoption of any portion of such market practice is not administratively feasible or if the Issuer or its Designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Issuer or its Designee determines is reasonably necessary).

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“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“ISDA Definitions” means the 2021 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not

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Compounded SOFR, the time determined by the Issuer or its Designee after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Treasury Rate Notes

Treasury rate notes will bear interest at the interest rates specified in the treasury rate notes and in the applicable pricing supplement. Those interest rates will be based on the treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate, if any.

Unless otherwise set forth in the applicable pricing supplement, the “Treasury rate” means:

•

the rate from the auction held on the applicable interest determination date, which we refer to as the “auction”, of direct obligations of the United States, which are commonly referred to as “Treasury Bills,” having the index maturity specified in the applicable pricing supplement as that rate appears under the caption “INVEST RATE” on the display on Refinitiv on page USAUCTION10 or any successor page on that service, which we refer to as “Refinitiv page USAUCTION10,” or page USAUCTION11 or any successor page on that service, which we refer to as “Refinitiv page USAUCTION11”; or

•

if the rate described in the prior paragraph is not published by 3:00 p.m., New York City time, on the related calculation date, the bond equivalent yield of the auction rate of the applicable Treasury Bills, announced by the U.S. Department of the Treasury; or

•

if the rate referred to in the prior paragraph is not announced by the U.S. Department of the Treasury, or if the auction is not held, the bond equivalent yield of the rate on the applicable interest determination date of Treasury Bills having the index maturity specified in the applicable pricing supplement published in H.15 under the caption “U.S. government securities/ Treasury bills/ secondary market”; or

•

if the rate referred to in the prior paragraph is not so published by 3:00 p.m., New York City time, on the related calculation date, the rate on the applicable interest determination date calculated by the calculation agent as the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on the applicable interest determination date, of three primary U.S. government securities dealers, which may include the agents and their affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement.

Index Cessation Event or Administrator/Benchmark Event. If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the Treasury rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-nominated Index will apply to the Treasury rate notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index will apply to the Treasury rate notes.

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In the event of a replacement of the Treasury rate by either the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-nominated Index or the Calculation Agent Nominated Replacement Index, as applicable.

The “bond equivalent yield” means a yield calculated in accordance with the following formula and expressed as a percentage:

where, “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, “N” refers to 365 or 366, as applicable, and “M” refers to the actual number of days in the interest payment period for which interest is being calculated.

Original Issue Discount Securities

Certain notes may be issued with or may be treated as being issued with, original issue discount. A note of this type is issued at a price lower than its principal amount and may provide for an amount payable upon redemption or acceleration of maturity that is less than the note’s stated principal amount. An original issue discount note may also be a zero-coupon note. A note issued at a discount to its principal may be considered for U.S. federal income tax purposes as issued with original issue discount, regardless of the amount payable upon redemption or acceleration of maturity. The applicable pricing supplement will specify if your notes are issued with, or are treated as being issued with, original issue discount. In such case, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Original Issue Discount” in this prospectus and any section describing the tax consequences for the specific terms of your notes in the applicable pricing supplement for a brief description of the U.S. federal income tax consequences of owning a note issued with original issue discount.

Rate-Linked Notes

We may issue one or more series of notes as rate-linked notes, with such terms specified in the applicable pricing supplement.

A “rate-linked note” is a debt obligation that specifies that the obligation’s stated term to maturity or a payment to be made by us, is determined in whole or in part by reference to a base rate (a “reference rate”), which may be any one or more of the base rates specified in this prospectus under “Description of Notes—Interest—Floating Rate Notes.”

The amounts payable on rate-linked notes may be based on price movements in one or more reference rates. The applicable pricing supplement will specify the applicable reference rate and, to the extent not provided in this prospectus, the manner in which interest on the rate-linked notes will be calculated, determined, reset and paid and such other terms applicable to such rate-linked notes.

Equity-Linked Notes

We may issue one or more series of notes as equity linked-notes. The specific terms of any such equity-linked notes will be described in a separate prospectus supplement, to be filed by post-effective amendment, together with a separate pricing supplement for each such issuance.

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We may issue one or more series of notes as equity linked-notes. The specific terms of any such equity-linked notes will be described in a separate prospectus supplement, to be filed by post-effective amendment, together with a separate pricing supplement for each such issuance.

An “equity-linked note” is a debt obligation that specifies that the obligation’s stated term to maturity or a payment to be made by us, is determined in whole or in part by reference to a broad-based, reference equity index, such as the S&P 500® Index, Russell 2000® Index, Dow Jones Industrial Average®, MSCI indices, Nasdaq-100® Index, etc.

The principal, interest or any other amounts payable, on one or more series of equity-linked notes may be based or depend on price movements in, performance of, or other events relating to, one or more particular broad-based, underlying reference equity indices (“Reference Equity Index”), including the occurrence or nonoccurrence of any event or circumstance. The applicable prospectus supplement and pricing supplement will specify the Reference Equity Index relating to the equity-linked notes.

Additional Amounts

All payments made under or with respect to any notes shall be paid by us without deduction or withholding for, or on account of, any and all present and future taxes, levies, imposts, duties, charges, fees, deductions or withholdings whatsoever imposed, levied, collected, withheld or assessed by or on behalf of the UK or any political subdivision or taxing authority thereof or therein having the power to tax (each, a “Taxing Jurisdiction”), unless required by law. If such deduction or withholding shall at any time be required by the law of the Taxing Jurisdiction, we shall pay such additional amounts (“Additional Amounts”) in respect of any payments of interest only (and not principal) on such notes as may be necessary so that the net amounts (including Additional Amounts) paid to the holders, after such deduction or withholding, shall be equal to the respective amounts of interest which the holders would have been entitled to receive in respect of such notes in the absence of such deduction or withholding, provided that the foregoing shall not apply to any such tax, levy, impost, duty, charge, fee, deduction or withholding which:

•

would not be payable or due but for the fact that the holder or the beneficial owner of the note is domiciled in, or is a national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, the Taxing Jurisdiction, or otherwise has some connection or former connection with the Taxing Jurisdiction other than the holding or ownership of a note, or the collection of interest payments on, or the enforcement of, any note;

•

would not be payable or due but for the fact that the certificate representing the relevant notes (i) is presented for payment in the Taxing Jurisdiction or (ii) is presented for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to such Additional Amount on presenting the same for payment at the close of such 30-day period;

•

would not have been imposed if presentation for payment of the certificate representing the relevant notes had been made to a paying agent other than the paying agent to which the presentation was made;

•

is imposed in respect of a holder that is not the sole beneficial owner of the interest, or a portion of it, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an Additional Amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

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•

is imposed because of the failure to comply by the holder or the beneficial owner of any payment on such notes with our request addressed to the holder or the beneficial owner, including our written request related to a claim for relief under any applicable double tax treaty:

(a)	to provide information concerning the nationality, residence, identity or connection with a taxing jurisdiction of the holder or the beneficial owner; or

(b)	to make any declaration or other similar claim to satisfy any information or reporting requirement,

if the information or declaration is required or imposed by a statute, treaty, regulation, ruling or administrative practice of the Taxing Jurisdiction as a precondition to exemption from withholding or deduction of all or part of the tax, duty, assessment or other governmental charge;

•	is imposed in respect of any estate, inheritance, gift, sale, transfer, personal property, wealth or similar tax, duty, assessment or other governmental charge;

•	is imposed or withheld by reason of the payment being treated as a dividend or dividend equivalent for U.S. tax purposes; or

•	is imposed in respect of any combination of the above items. (Section 10.04)

All payments in respect of the notes will be made subject to any withholding or deduction required pursuant to (i) sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended, or any associated regulations or other official guidance; (ii) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of clause (i); or (iii) any agreement pursuant to the implementation of clauses (i) or (ii) with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction (collectively, “FATCA”) and we will not be required to pay any Additional Amounts on account of any such deduction or withholding required pursuant to FATCA.

With respect to any series of notes, any paying agent shall be entitled to make a deduction or withholding from any payment which it makes under the notes of such series and the indenture for or on account of (i) any present or future taxes, duties or charges if and to the extent so required by any applicable law and (ii) any deduction or withholding required by FATCA (together, “Applicable Law”). In either case, the paying agent shall make any payment after a deduction or withholding has been made pursuant to Applicable Law and shall report to the relevant authorities the amount so deducted or withheld. However, such deduction or withholding shall not apply to payments made under the notes of such series and this prospectus through the relevant clearing systems. In all cases, the paying agent shall have no obligation to gross up any payment made subject to any deduction or withholding pursuant to Applicable Law. In addition, amounts deducted or withheld by the paying agent under this provision shall be treated as paid to the holder of a note, and we shall not pay Additional Amounts in respect of such deduction or withholding, except to the extent these provisions explicitly provide otherwise. (Section 10.04)

Whenever in this prospectus there is mentioned, in any context, the payment of interest, if any, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this prospectus to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the terms of the indenture and the provisions described in this prospectus for any notes and as if express mention of the payment of Additional Amounts (if applicable) were made in any provision thereof where such express mention is not made.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Redemption

Optional Redemption by Company

We may redeem the notes of any series, in whole or in part, at our option, on not less than 10 nor more than 60 days’ notice, at a price specified in the applicable pricing supplement plus accrued and unpaid interest to the redemption date.

Optional Redemption in the Event of Change in Tax Treatment

In addition to, and unless otherwise stated in, the redemption provisions set forth in the applicable pricing supplement relating to the notes of a series, the notes of any series may be redeemed, in whole but not in part, at our option, on not less than 10 nor more than 60 days’ notice, at any time at a redemption price equal to 100% of the principal amount thereof (and premium, if any), together with accrued but unpaid interest, if any, in respect of such notes, to (but excluding) the date fixed for redemption if, at any time, we determine that:

(a)

in making payment under such notes in respect of principal (or premium, if any), interest or missed payment we have or will or would become obligated to pay additional amounts as provided in the indenture and as described under “Additional Amounts” above provided such obligation results from a change in or amendment to the laws of a Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the UK is a party, which change, amendment or execution becomes effective on or after the date of original issuance of the notes of such series; or

(b)

the payment of interest in respect of such notes has become or will or would be treated as a “distribution” within the meaning of Section 1000 of the Corporation Tax Act 2010 of the UK (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws, including a decision of any court, which change or amendment becomes effective on or after the date of original issuance of the notes of such series;

provided, however, that, in the case of (a) above, no notice of redemption will be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts were a payment in respect of such notes then due. (Section 11.08)

Modification and Waiver

Modification with Consent. The indenture provides that the Company and the trustee may modify or amend the Indenture with the consent of the holders of 66 2/3% in principal amount of the outstanding notes of each series affected by a particular modification or amendment; provided, however, that any modification or amendment may not, without the consent of the holder of each outstanding note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest or Additional Amounts payable on, any note;

•

reduce the principal amount, including the amount payable on a discount note upon the acceleration of the maturity thereof, or any interest or the rate of interest, on or any premium payable upon redemption of, or additional amounts payable on, any note;

•	except as permitted by the indenture, change our obligation to pay Additional Amounts;

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•	reduce the amount of the principal of a discount note that would be due and payable upon an acceleration of the maturity of it;

•	change the place of payment or currency in which any payment of the principal (and premium, if any) or any interest is payable on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

•

reduce the percentage of the aggregate principal amount of the outstanding notes of such series, the consent of whose holders is required for any such modification or amendment, or the consent of the holders of which is required for waiver of compliance with certain provisions of the applicable indenture or waiver of certain defaults, as provided in that indenture; or

•

change any of the provisions relating to modifications of and amendments to the indenture, waivers of past defaults, or waivers of certain covenants except to increase the percentage of holders required for such modification, amendment or waiver, or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of all holders of affected notes. (Section 9.02)

The holders of not less than 66 2/3% in principal amount of the outstanding notes of a series may, on behalf of all holders of notes of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the indenture. (Section 10.06)

The holders of not less than a majority in principal amount of the outstanding notes of any series may, on behalf of all holders of notes of that series, waive any past default under the Indenture with respect to notes of that series and its consequences, except that a default in the payment of principal or premium, if any, or interest, if any, or in respect of a covenant or provision which under Article Nine of the indenture cannot be modified or amended without the consent of the holder of each outstanding note of the affected series (Section 5.12).

Modification without Consent.

We and the trustee may enter into supplemental indentures without the consent of the holders of notes issued under each indenture to, among other things:

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the benefit of the holders of all or any series of notes;

•	add to, change or eliminate provisions of the indenture that do not apply to any series of notes created prior to such supplemental indenture

•	add to, change or eliminate provisions of the indenture with respect to a new series of notes;

•	establish the forms or terms of notes of any series;

•	evidence the acceptance of appointment by a successor trustee;

•	secure any notes;

•

cure any ambiguity or correct any defect or inconsistency or make any other provisions with respect to matters or questions arising under the indenture as we may deem desirable, provided that no such action shall adversely affect the holders of a series in any material respect;

•	to add, to change or to eliminate any provision of the indenture as shall be necessary or desirable in accordance with any amendment to the Trust Indenture Act; or

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•

to make any other provisions with respect to matters or questions arising under the Indenture, provided that no such action shall adversely affect the holders of a series in any material respect. (Section 9.01)

Events of Default

The notes will be our senior, direct, unsecured obligations and rank pari passu with our other senior unsecured indebtedness, and the notes of a series will rank equally and ratably without any preference among themselves. Senior indebtedness will not include any indebtedness that is expressed to be subordinated to or pari passu with subordinated debt securities.

Events of Default. It will be an event of default with respect to notes of a series if any one of the following events occurs:

(a)	failure to pay principal or premium, if any, on any note of such series at maturity, and such default continues for a period of 14 days;

(b)	failure to pay any interest on any note of such series when due and payable, which failure continues for 30 days;

(c)

an order is made by a court for our winding up, liquidation or dissolution, other than in connection with a scheme of amalgamation, reorganization, restructuring or reconstruction, in each case, not involving bankruptcy or insolvency; or

(d)

an effective resolution is validly adopted by our shareholders for our winding up, liquidation or dissolution, other than in connection with a scheme of amalgamation, reorganization, restructuring or reconstruction, in each case, not involving bankruptcy or insolvency. (Section 5.01)

If an event of default occurs (other than an event of default specified in items (c) and (d) immediately above) and is continuing with respect to a series of notes, the trustee may or, if requested by the holder or holders of not less than 25% in aggregate principal amount of the outstanding notes of such series, will declare the principal amount (or such other amount as is specified in the applicable pricing supplement) together with accrued but unpaid interest (or, in the case of discounted securities, the accreted face amount thereof, together with accrued interest, if any) with respect to the outstanding notes of such series to be due and payable immediately, by a notice in writing to us (and to the trustee if given by the holders), and upon any such declaration such principal amount (or specified amount) will become immediately due and payable; provided that after such declaration, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding notes of the series, by written notice to us and the trustee, may (under certain circumstances) rescind and annul such declaration. If an event of default as specified in items (c) and (d) immediately above occurs, such amounts shall ipso facto become immediately due and payable without any declaration, notice or other act on the part of the trustee or any holder. (Section 5.02)

After the end of each fiscal year, we will furnish to the trustee a certificate of certain officers as to the absence of an event of default under the indenture, or as the case may be, specifying any such event of default. (Section 10.05)

No Right of Set-Off by Holders

Subject to applicable law, holders of notes, by their acceptance thereof, and the trustee, in respect of any claims of such holders to payment of any principal, premium or interest in respect of any notes, will be deemed to have waived any right of set-off or counterclaim that they might otherwise

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have. Notwithstanding the preceding sentence, if any of the rights and claims of any holder of notes are discharged by set-off, such holder will immediately pay an amount equal to the amount of such discharge to us or, if applicable, the liquidator or trustee or receiver in our bankruptcy and, until such time as payment is made, will hold a sum equal to such amount in trust for us or, if applicable, the liquidator or trustee or receiver in our bankruptcy. Accordingly, such discharge will be deemed not to have taken place. (Section 5.14)

Waiver of Events of Default and Defaults

The holders of not less than a majority in aggregate principal amount of the outstanding notes of a series may, on behalf of all holders of notes of that series, waive any past event of default or default under the applicable indenture with respect to notes of that series, except a default in the payment of any principal of (or premium, if any, on) or any installment of interest or missed payment on any notes of that series and except a default in respect of a covenant or provision, the modification or amendment of which would require the consent of the holder of each outstanding note affected by it. Upon any such waiver, such event of default or default will cease to exist, and any event of default or default with respect to any series arising therefrom will be deemed to have been cured and not to have occurred; provided that no such waiver will extend to any subsequent or other event of default or default or impair any right consequent thereon. (Section 5.12)

Limitation on Remedies and Suits

No remedy against us other than as specifically provided by the indenture will be available to the trustee or the holders of notes whether for the recovery of amounts owing in respect of such notes or under the indenture or in respect of any breach by us of any obligation, condition or provision under the indenture or such notes or otherwise.

No holder of notes will be entitled to proceed directly against us, except as described below.

Before a holder of any notes may bypass the trustee and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to any notes, the following must occur:

•	The holder must give the trustee written notice that a default or an event of default has occurred and remains uncured.

•

The holders of not less than a majority in outstanding principal amount of the notes of the relevant series must make a written request that the trustee take action because of the event of default, and the holder must offer indemnity satisfactory to the trustee against the cost and other liabilities of taking that action.

•

The trustee must not have taken action for 60 days after receipt of the above notice and offer of security or indemnity, and the trustee must not have received an inconsistent direction from the majority in principal amount of all outstanding notes of the relevant series during that period. (Section 5.06)

Notwithstanding any other provision of the indentures or notes, the right of any holder of notes to receive payment of the principal of (and premium, if any, on), or interest on, such notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such holder. (Section 5.07)

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Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the notes, consolidate or amalgamate with, or merge into, any corporation, or convey, sell, transfer or lease our properties and assets substantially as an entirety to any person, provided that:

•

the successor corporation expressly assumes, by an indenture supplemental to the Indenture, the Company’s obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on all of the notes under the Indenture and the performance of every covenant of the indenture on the Company’s part to be performed or observed;

•

immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time, or both, would become an Event of Default or a default, will have occurred and be continuing; and

•	certain other conditions are satisfied. (Section 8.01)

Assumption of Obligations

Subject to applicable law and regulation, with respect to a series of notes, a holding company of us or any of our subsidiary undertakings may assume our obligations (or those of any corporation which will have previously assumed our obligations); provided, that:

•

the successor entity expressly assumes such obligations by an amendment to the indenture, in a form satisfactory to the trustee, and we will, by an amendment to the indenture, unconditionally guarantee all of such successor entity’s obligations under the notes of such series and the indenture, as so modified by such amendment (provided, however, that, for the purposes of our obligation to pay additional amounts as provided, and subject to the limitations as set forth, in the indenture and as described under the section headed “Additional Amounts” above, references to such successor entity’s country of organization will be added to the references to the UK);

•

the successor entity confirms in such amendment to the indenture that the successor entity will pay to the holders such additional amounts as provided by, and subject to the limitations set forth in, the indenture and as described under the section headed “Additional Amounts” above (provided, however, that for these purposes such successor entity’s country of organization will be substituted for the references to the UK); and

•

immediately after giving effect to such assumption of obligations, no Event of Default or default and no event which, after notice or lapse of time or both, would become an Event of Default or default with respect to notes of such series will have occurred and be continuing.

Upon any such assumption, the successor entity will succeed to, and be substituted for, and may exercise all of our rights and powers under the indenture with respect to the notes of such series with the same effect as if the successor entity had been named under the indenture. (Section 8.03)

The U.S. Internal Revenue Service might deem an assumption of our obligations as described above to be an exchange of the existing notes for new notes, resulting in a recognition of taxable gain or loss and possibly other adverse tax consequences. Investors should consult their tax advisors regarding the tax consequences of such an assumption.

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Defeasance and Discharge

With respect to notes of a series that are payable only in U.S. dollars, we will be discharged from any and all obligations in respect of the notes of such series (with certain exceptions) if, at any time, inter alia, either:

•	all notes of such series theretofore authenticated and delivered have been delivered to the trustee for cancellation; or

•

all notes of such series not theretofore delivered to the trustee for cancellation either (i) have become due and payable, (ii) will become due and payable in accordance with their terms within one year or (iii) are to be called for redemption, exchange or conversion within one year under arrangements satisfactory to the trustee for the giving of notice of redemption, and in each case, we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust for the purpose (x) U.S. dollars in an amount, (y) U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than the due date of any payment in an amount or (z) any combination of (x) and (y) in an amount sufficient to pay and discharge the entire principal (and premium, if any) and interest on the notes of such series in accordance with the terms of such notes of such series.

With respect to notes of a series that are payable only in U.S. dollars at our option, (i) we will be discharged from any obligations with respect to the notes of any series, or (ii) we will cease to comply with the obligation to furnish to the trustee upon its request compliance certificates or opinions of counsel (“covenant defeasance”) (and any other restrictive covenant added in the applicable pricing supplement for the benefit of such series) if:

•

we irrevocably deposit, in trust with the trustee, (a) cash in U.S. dollars in an amount, (b) U.S. government obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide cash in U.S. dollars not later than the due date of any payment, in an amount, or (c) any combination of (a) and (b), sufficient in the opinion (with respect to (b) and (c)) of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee to pay all the principal of (and premium, if any) and interest on, the notes of such series, in accordance with the terms of such notes of such series;

•

no event of default or default or no event (including such deposit) which, after notice or lapse of time or both, would become an event of default or a default with respect to the notes of such series, as applicable, will have occurred and be continuing on the date of such deposit;

•	we deliver to the trustee an officer’s certificate stating that all conditions precedent relating to such covenant defeasance have been complied with; and

•	certain other conditions are complied with. (Section 13.02)

Trustee’s Duties

Except during the continuance of an event of default or a default, the trustee will only be liable for performing those duties specifically set forth in the indenture. In the event an event of default or default has occurred and is continuing, the trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. (Section 6.01)

If an event of default or default occurs and is continuing with respect to the notes of a series, the trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture

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at the request or direction of any of the holders of notes of such series, unless such holders have offered to the trustee reasonable security or indemnity satisfactory to the trustee against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction. (Section 6.03)

Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of such series. However, (i) this direction must not be in conflict with any rule of law or the indenture and (ii) the trustee will have the right to decline to follow any such direction if the trustee in good faith, by a responsible officer of the trustee, determines that the proceeding so directed would be unjustly prejudicial to the holders of notes of such series not joining in any such direction. The trustee also may take any other action it deems proper, which is not inconsistent with such direction. (Section 5.11)

The trustee will, within 90 days after the occurrence of an event of default or default with respect to the notes of a series, give to the holders of the affected notes of such series notice of such event of default or default, unless such event of default or default has been cured or waived. However, the trustee will be protected in withholding such notice so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the trustee reasonably determines that the withholding of such notice is in the interest of the holders of notes of such series. (Section 6.02)

By its acquisition of the notes, each holder (which, for these purposes, includes each beneficial owner), to the extent permitted by the Trust Indenture Act 1939, as amended (the “Trust Indenture Act”), will waive any and all claims, in law and/or in equity, against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the remedies available under the indenture for a non-payment of principal and/or interest on the notes. (Section 5.01)

Replacement of Notes

If a note of any series is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office of the trustee upon payment by the holder of expenses that the Company and the trustee may incur in connection therewith and the furnishing of evidence and indemnity as the Company and the trustee may require. Mutilated notes must be surrendered before new notes will be issued (Section 3.06).

Reopenings and Further Issues

We have the ability to “reopen,” or increase after the issuance date, the principal amount of a particular series of our notes without notice to the holders of existing notes of such series by selling additional notes having the same terms. Such additional notes may be issued in one or more series and with the same or different CUSIP or other identifying number as the outstanding notes. Any such additional notes, together with the outstanding notes, will constitute a single series of notes under the indenture, provided that such additional notes will be issued with the same CUSIP or other identifying number as the outstanding notes only if they are fungible with the outstanding notes for U.S. federal income tax purposes. However, any new notes of this kind may have a different offering price and may begin to bear interest at a different date.

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Repurchases

We or our affiliates may at any time purchase notes at any price or prices by tender, in the open market, in private transactions or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

Other Provisions

Any provisions with respect to the determination of an interest rate basis, the specification of interest rate basis, the calculation of the applicable interest rate or interest amounts, the amounts payable at maturity, earlier redemption or repayment, as the case may be, the interest payment dates, or any other related matters for a particular series of notes, may be modified as described in the applicable pricing supplement.

Regarding the Trustee

Citibank N.A., the trustee under the Indenture, has a designated principal corporate trust office at 388 Greenwich Street, New York, New York 10013, Attention: Agency & Trust – Marex Group plc. The Company maintains banking relationships with the trustee. Certain affiliates of the trustee act as principal program agent, registrar, fiscal agent, paying agent or transfer agent, as applicable, in respect of our Structured Notes Program, Public Offer Program or Tier 2 Program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs.”

Governing Law

The indenture and the notes of each series will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

Jurisdiction; Consent to Service

We have consented to the jurisdiction of any state or federal court in the City of New York with respect to any suit or proceeding arising out of, or relating to, the indenture or the notes of any series and have appointed Marex Capital Markets Inc., as agent for service of process. (Section 1.15)

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BOOK-ENTRY PROCEDURES

General

Upon issuance, notes will be represented by one or more global notes (the “Global Note”), which shall be deposited with or on behalf of, The Depository Trust Company (“DTC” or in this section, the “Depositary”) and registered in the name of Cede & Co. (the Depositary’s partnership nominee). Unless and until exchanged in whole or in part for notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

A Global Note may represent one or any other number of individual notes. Generally, all notes represented by the same Global Note will have the same terms. The company may, however, issue a Global Note that represents multiple notes of the same kind, such as notes, that have different terms and are issued at different times. The Company calls this kind of Global Note a Master Global Note, or Master Global Note, as applicable. The applicable pricing supplement will indicate whether any series of notes are represented by a Master Global Note.

The pricing supplement with respect to any notes will state whether investors may elect to hold interests in Global Notes directly through either DTC (in the United States) or Clearstream Banking, S.A. (“Clearstream Luxembourg”), or Euroclear Bank SA/NV (“Euroclear”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

So long as the Depositary, or its nominee, is a registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of notes represented by such Global Note for all purposes under the indenture or other governing documents. Except as provided below, the actual owners of notes represented by a Global Note (the “Beneficial Owner”) will not be entitled to have the notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture or other governing documents. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest that a holder is entitled to give or take under the indenture or other governing documents, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

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DTC

The following is based on information furnished by DTC:

DTC will act as securities depositary for the notes. The notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered note certificate will be issued for each issue of the notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC facilitates the post-trade settlement among DTC’s participants (“Direct Participants”) of sales and other securities transactions in deposited securities, through electronic computerized book-entry changes between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s system is also available to others such as both U.S and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the Direct Participants and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, except in the limited circumstances that may be provided for in the indenture or other governing documents.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co, or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial

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Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Company’s agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the indenture trustee, the Company or any agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the Company’s agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depositary with respect to the notes at any time by giving reasonable notice to the Company or the Company’s agent. Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, note certificates will be printed and delivered.

Clearstream Luxembourg

Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, trust companies, clearing corporations and certain other organizations and may include the underwriters, dealers and agents. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

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Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream Luxembourg.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for its participants (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is owned by Euroclear Clearance System Public Limited Company (ECSplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium (the “Euroclear Operator”).

Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Dealers or other underwriters, dealers or agents for securities. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. If and to the extent the applicable pricing supplement with respect to any notes indicates that investors may elect to hold interests in notes through Clearstream Luxembourg or Euroclear, secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system

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by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositary.

Because of time-zone differences, credits of notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent notes settlement processing and will be credited the business day following the Depositary settlement date. Such credits or any transactions in notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Direct Clearance and Settlement Through Euroclear and Clearstream Luxembourg

Form and Registration/Settlement

From time to time, if so indicated in the applicable pricing supplement with respect to any series of notes, the Company may register those notes in the name of a nominee of, and deposit with a common depositary for, Euroclear and Clearstream Luxembourg (a “Euroclear/Clearstream Luxembourg Global Note”). Other than as described in the applicable pricing supplement, a Euroclear/Clearstream Luxembourg Global Note will not be exchangeable for notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in Euroclear and Clearstream Luxembourg, will represent your beneficial interests in the Euroclear/Clearstream Luxembourg Global Note. These financial institutions will record the ownership and transfer of your beneficial interests through global accounts. Ownership of beneficial interests in the Euroclear/Clearstream Luxembourg Global Note will be limited to persons who are participants in Euroclear and Clearstream Luxembourg and persons who hold interests through such participants.

Primary Distribution

Distributions will be cleared directly through the facilities of Euroclear and Clearstream Luxembourg, and notes held through Euroclear and Clearstream Luxembourg accounts will follow the settlement procedures applicable to conventional Eurobonds in registered form. Securities will be credited to the securities custody accounts of Euroclear and/or Clearstream Luxembourg participants, as the case may be, on the business day following the settlement date against payment for value on the settlement date.

Secondary Market Trading

Secondary market trading between Euroclear and Clearstream Luxembourg participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream Luxembourg and will be settled using procedures applicable to conventional Eurobonds in registered form.

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MATERIAL TAX CONSIDERATIONS

Material U.K. Tax Considerations

The comments set out below are based on current United Kingdom tax law in force as applied by the English courts and the current generally published practice of His Majesty’s Revenue & Customs (“HMRC”) (which may not be binding on HMRC), in each case, as at the date of this prospectus, and each of which may change at any time, possibly with retrospective effect. The following is intended as a general and non-exhaustive guide to certain United Kingdom tax considerations in respect of the notes for persons who are the absolute beneficial owners of their notes and any amounts paid in respect of them. The overview contains a general overview only of the United Kingdom withholding taxation treatment at the date hereof in relation to income payments in respect of the notes. The overview also contains general statements about stamp duty and stamp duty reserve tax (“SDRT”). The comments are not exhaustive, and do not deal with other United Kingdom tax aspects of acquiring, holding, disposing of, abandoning, exercising or dealing in notes.

United Kingdom withholding tax

Interest payments

Interest will only be subject to a deduction on account of United Kingdom income tax if it has a United Kingdom source in which case it may fall to be paid under deduction of United Kingdom income tax at the basic rate (currently 20 per cent.) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply.

Interest payable on notes is likely to have a UK source.

Where interest has a United Kingdom source, any payment of interest may nonetheless be made without withholding or deduction for or on account of United Kingdom income tax where any of the following conditions are satisfied:

(a) if the notes are and continue to be “quoted Eurobonds” as defined in section 987 of the Income Tax Act 2007. The notes will constitute “quoted Eurobonds” if they carry a right to interest and either (i) are and continue to be listed on a recognised stock exchange within the meaning of section 1005 of the Income Tax Act 2007 or (ii) are and continue to be admitted to trading on a multilateral trading facility operated by a regulated recognised stock exchange within the meaning of Section 987 of the Income Tax Act 2007. In relation to (i), notes admitted to trading on a recognised stock exchange outside the United Kingdom will be treated as “listed” on a recognised stock exchange if (and only if) they are admitted to trading on that exchange and they are officially listed in accordance with provisions corresponding to those generally applicable in European Economic Area states. In relation to (ii), the Vienna MTF is a multilateral trading facility operated by a regulated recognised stock exchange (the Vienna Stock Exchange) for these purposes; or

(b) if the relevant interest is paid on notes with a maturity date of less than one year from the date of issue and which are not issued under arrangements the intention or effect of which is to render such notes part of a borrowing with a total term of a year or more.

Any premium element of the redemption amount of any notes redeemable at a premium may constitute a payment of interest for United Kingdom tax purposes and hence be subject to the withholding tax provisions discussed above.

Where an amount paid on notes does not constitute (or is not treated as) interest for United Kingdom tax purposes and the payment has a United Kingdom source, it would potentially be subject

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to United Kingdom withholding tax if, for example, it constitutes (or is treated as) an annual payment for United Kingdom tax purposes (which will be determined by, amongst other things, the terms and conditions specified by the applicable pricing supplement of the notes). In such a case, the payment would be subject to United Kingdom withholding tax at the basic rate (currently 20 per cent.), subject to such relief as may be available.

The references to “interest” above mean “interest” as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Issue

No UK stamp duty or stamp duty reserve tax (“SDRT”) should be payable on the issue of notes, including into a clearance service, as discussed below.

Transfer of Securities

Transfers through a clearance service

Transfers of interests in notes held through a clearance service do not attract UK stamp duty or SDRT provided that they either constitute exempt loan capital (see below) or no election under section 97A of the Finance Act 1986 has been made and no instrument of transfer is used in order to complete the transfer. It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and the purposes set out below, and we are not aware of any section 97A election having been made by DTC. The clearing systems run by Euroclear and Clearstream, Luxembourg also constitute a clearance service for those purposes.

The notes will constitute “exempt loan capital” if the notes constitute “loan capital” (as defined in section 78 Finance Act 1986) and do not carry (and in the case of (ii)-(iv) below have never carried) any one or more of the following four rights:

(i) a right for the holder of the notes to opt for conversion into shares or other securities or to acquire shares or other securities, including loan capital of the same description;

(ii) a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital;

(iii) a right to interest the amount of which falls or has fallen to be determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(iv) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed in the Official List of the London Stock Exchange.

Transfers outside clearance service

Where notes do not comprise exempt loan capital (see above) and are not held through a clearance service, then, agreements to transfer such notes may attract SDRT at normally 0.5 per cent. of the chargeable consideration.

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In addition, stamp duty at normally 0.5 per cent. may arise in respect of any document transferring any note that does not comprise exempt loan capital. However, where a liability to stamp duty is paid within six years of a liability to SDRT arising, the liability to SDRT will be cancelled or repaid as appropriate.

Transfers into clearance service

Subject to the following, an unconditional agreement to transfer notes to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services (a “depositary receipt issuer” and a “clearance service,” respectively) will prima facie be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer or, in certain circumstances, the value of the notes (rounded up to the next multiple of £5 in the case of stamp duty) unless (in respect of transfers to clearance services) the clearance service has made and maintained an election under section 97A of the Finance Act 1986. No such charge to stamp duty or SDRT should arise on the issuance of notes to a depositary receipt issuer or a clearance service.

The 1.5% U.K. stamp duty and SDRT charges should not, however, arise on a transfer of notes to a depositary receipt issuer or to a clearance service to the extent that the notes constitute exempt loan capital (see above) or such transfer is an “exempt capital-raising transfer” or an “exempt listing transfer,” as defined in Finance Act 2024.

Material U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to U.S. Holders (as defined below) of the notes. This summary deals only with notes purchased at initial issuance that are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to alternative minimum taxes, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for U.S. federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding equity.

This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”), regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income). In addition, this summary does not address the U.S. federal income tax considerations relevant to U.S. Holders of notes (i) pursuant to the terms of which you may receive less than you full principal amount, (ii) notes that are convertible into shares, securities, or commodities, and (iii) that are indexed notes or otherwise provide for contingent payments. The U.S. federal income tax considerations of notes with one or a combination of these features obligations will be set forth in the applicable pricing supplement.

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As used herein, the term “U.S. Holder” means a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires the notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ordinary shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Tax Characterization

The characterization of notes for U.S. federal income tax purposes will depend on the particular terms of those notes, and may not be entirely clear in all cases. The discussion of U.S. federal income tax consequences in this section applies only to notes that are characterized as indebtedness for U.S. federal income tax purposes. You should consult the appropriate pricing supplement and your own tax adviser regarding the characterization of a particular note for such purposes.

Payments of Interest

You will be required to include payments of qualified stated interest (as defined below under “— Original Issue Discount”), but excluding pre-issuance accrued interest, on a note as ordinary interest income at the time that such payments accrue or are received (in accordance with your method of tax accounting). In the case of notes denominated in a currency other than U.S. dollars, the amount of interest income you will be required to realize if you use the cash method of accounting for tax purposes will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date of receipt, regardless of whether you convert the payment into U.S. dollars at that time.

If you use the accrual method of accounting, you generally must accrue interest income on such note in the relevant foreign currency and translate interest income at the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the applicable taxable year). Alternatively, you may elect to translate all interest income on foreign currency-denominated debt obligations at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that includes more than one taxable year) or on the date the interest payment is received if such date is within five business days of the end of the accrual period. If you make such an election you must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If

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you use the accrual method of accounting you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Any such foreign currency gain or loss will be treated as ordinary income or loss and generally will not be treated as an adjustment to interest income received on the notes.

Interest paid by the company on a note and original issue discount, if any, accrued with respect to the note (as described below under “—Original Issue Discount”) is income from sources outside the United States, subject to the rules regarding the foreign tax credit allowable to a U.S. Holder. Under the foreign tax credit rules, interest and original issue discount will generally be “passive” income for purposes of computing the foreign tax credit.

Purchase, Sale, Exchange or Retirement

Your basis in a note for U.S. federal income tax purposes generally will equal the cost of such note to you, increased by any amounts includible in income by you as original issue discount and market discount and reduced by any amortized premium and any payments other than qualified stated interest. In the case of a note denominated in a foreign currency, the cost of such note will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on the date of purchase. In the case of a note that is denominated in a foreign currency and traded on an established securities market, if you use the cash basis of accounting (or use an accrual basis of accounting and have made a special election), you will determine the U.S. dollar value of the cost of such note by translating the amount paid at the exchange rate on the settlement date of the purchase. The amount of any subsequent adjustments to your tax basis in a note in respect of foreign currency-denominated original issue discount, market discount and premium denominated in a foreign currency will be determined in the manner described below for such adjustments. The conversion of U.S. dollars to a foreign currency and the immediate use of that currency to purchase a note generally will not in itself result in taxable gain or loss to you.

Upon the sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and your tax basis in the note. If you receive foreign currency in respect of the sale, exchange or retirement of a note, the amount realized generally will be the U.S. dollar value of the foreign currency received, calculated at the exchange rate in effect at the time of the sale, exchange or retirement for U.S. federal income tax purposes. In the case of a note that is denominated in a foreign currency and is traded on an established securities market, if you are a cash basis taxpayer (or an accrual basis taxpayer that makes a special election) you will determine the U.S. dollar value of the amount realized by translating such amount at the exchange rate on the settlement date of the sale, exchange or retirement. If you are an accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date, you will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale, exchange or retirement and the settlement date.

If you are an accrual basis taxpayer, the special election in respect of the purchase and sale of notes traded on an established securities market discussed in the two preceding paragraphs must be applied consistently to all debt instruments that you own from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to foreign currency gain or loss (and, in the case of secondary market purchasers, with respect to market discount), any gain or loss that you recognize on the sale, exchange or retirement of a note generally will be long-term capital gain or loss if you have

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held the note for more than one year at the time of disposition. If you are an individual holder, the net amount of long-term capital gain generally will be subject to taxation at reduced rates. Your ability to offset capital losses against ordinary income is limited. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Notwithstanding the foregoing, any gain or loss that you recognize on the sale, exchange or retirement of a note denominated in a foreign currency generally will be treated as ordinary income or loss to the extent that such gain or loss (“exchange gain or loss”) is attributable to changes in exchange rates during the period in which you held the note. Such gain or loss generally will not be treated as an adjustment to interest income on the note and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Original Issue Discount

If you own notes issued with original issue discount you generally will be subject to the special tax accounting rules provided for such obligations by the Code. As described in greater detail below, if you own such notes, you generally must include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

If we issue notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the notes multiplied by the number of full years to their maturity (the “de minimis original issue discount”), the notes will have “original issue discount” equal to the difference between the issue price and their stated redemption price at maturity. Throughout the remainder of this discussion, the company will refer to notes bearing original issue discount as “discount notes.” The “issue price” of the notes will be the first price at which a substantial amount of the notes are sold to the public (i.e., excluding sales of the notes to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” of a discount security is the total of all payments to be made under the discount security other than “qualified stated interest.” The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually during the entire term of a discount security at a single fixed rate of interest or, subject to certain conditions, based on certain indices.

In general, if you are the beneficial owner of a discount security having a maturity in excess of one year, whether you use the cash or the accrual method of tax accounting, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that note for all days during the taxable year that you own the note. The daily portions of original issue discount on a discount security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of a discount security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the final day or on the first day of an accrual period. If you are an initial holder, the amount of original issue discount on a discount security allocable to each accrual period is determined by:

(i) multiplying the adjusted issue price (as defined below) of the note at the beginning of the accrual period by its yield to maturity (appropriately adjusted to reflect the length of the accrual period); and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of a discount security that is a variable rate debt instrument, both the annual yield to maturity (as defined below) and the qualified stated interest will be determined for these purposes as

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though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of certain variable rate debt instruments, the rate that reflects the yield that is reasonably expected for the note. Additional rules may apply if interest on a variable rate debt instrument is based on more than one interest index.

The “adjusted issue price” of a discount security at the beginning of any accrual period generally will be the sum of its issue price (including accrued interest, if any) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than qualified stated interest payments (if any) made with respect to such discount security in all prior accrual periods. For this purpose, all payments on a discount security (other than qualified stated interest) generally will be viewed first as payments of previously accrued original issue discount (to the extent thereof), with payments considered made for the earliest accrual periods first, and then as payments of principal. The “yield to maturity” of a note is the discount rate that causes the present value on the issue date of all payments on the note to equal the issue price of the note. As a result of this “constant yield” method of including original issue discount in income, the amounts you will be required to include in income in respect of a discount security denominated in U.S. dollars will be lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

You may make an irrevocable election to apply the constant yield method described above to determine the timing of inclusion in income of your entire return on a note (i.e., the excess of all remaining payments to be received on the note, including payments of qualified stated interest, over the amount you paid for such note). For a note purchased at a premium or bearing market discount, if you make such election you will also be deemed to have made the election (discussed below in “— Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant-yield basis.

In the case of a discount security denominated in a foreign currency, you should determine the U.S. dollar amount includible in income as original issue discount for each accrual period by:

(i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above; and

(ii) translating the foreign currency amount so derived at the average exchange rate in effect during the accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year).

Alternatively, you may translate the foreign currency amount so derived at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that includes more than one taxable year) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments of Interest” above. Because exchange rates may fluctuate, if you are the holder of a discount security denominated in a foreign currency you may recognize a different amount of original issue discount income in each accrual period than you would be required to recognize if you were the holder of a similar discount security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the discount security), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the discount security, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual). See “—Payments of Interest” above.

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If you purchase a discount security from a previous holder at a cost less than the remaining redemption amount (as defined below) of the note or you are an initial holder that purchased the discount security at a price other than the discount security’s issue price, you also generally will be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire the discount security at a price greater than its adjusted issue price, you may reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The “remaining redemption amount” for a discount security is the total of all future payments to be made on the note other than payments of qualified stated interest.

Pre-Issuance Accrued Interest

An election may be made to decrease the issue price of your note by the amount of pre-issuance accrued interest if (i) a portion of the initial purchase price of your note is attributable to pre-issuance accrued interest; (ii) the first stated interest payment on your note is to be made within one year of your note’s issue date; and (iii) the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your note.

Notes Subject to Contingencies Including Optional Premium

Your note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your note by assuming that the payments will be made according to the payment schedule most likely to occur if the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in an applicable supplement.

Notwithstanding the general rules for determining yield and maturity, if your note is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the note under an alternative payment schedule or schedules, then (i) in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your note; and (ii) in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your note.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You would determine the yield on your note for the purposes of those calculations by using any date on which your note may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of your note as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your note

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is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your note by treating your note as having been retired and reissued on the date of the change in circumstances for an amount equal to your note’s adjusted issue price on that date.

Variable Rate Notes

Floating rate notes generally will be treated as “variable rate debt instruments” under the original issue discount regulations. The stated interest on a variable rate debt instrument generally will be treated as “qualified stated interest” and such a debt instrument will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate note does not qualify as a “variable rate debt instrument,” the note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments, as will be described in more detail in an applicable supplement.

A floating rate note is treated as a variable rate debt instrument if (i) the note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of 0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or 15 percent of the total noncontingent principal payments; (ii) the note provides for stated interest, compounded or paid at least annually, only at one or more qualified floating rates, a single fixed rate and one or more qualified floating rates, a single objective rate, or a single fixed rate and a single objective rate that is a qualified inverse floating rate; and (iii) the value of any variable rate on any date during the term of your note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A floating rate note will have a variable rate that is a qualified floating rate if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your note is denominated; or (ii) the rate is equal to such a rate either multiplied by a fixed multiple that is greater than 0.65 but not more than 1.35, or multiplied by a fixed multiple greater than 0.65 but not more than 1.35, and then increased or decreased by a fixed rate.

If a floating rate note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the note, the qualified floating rates together constitute a single qualified floating rate.

A floating rate note will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are caps, floors or governors that are fixed throughout the term of the note or such restrictions are not reasonably expected to significantly affect the yield on the note.

A floating rate note will have a variable rate that is a single objective rate if the rate is not a qualified floating rate, and the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party.

A floating rate note will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the note’s term.

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An objective rate as described above is a qualified inverse floating rate if the rate is equal to a fixed rate minus a qualified floating rate and the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

A floating rate note will also have a single qualified floating rate or an objective rate if interest on the note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the note that do not differ by more than 0.25 percentage points, or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if a variable rate note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on the note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for the note.

If a variable rate note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally must determine the interest and OID accruals on the note by (i) determining a fixed rate substitute for each variable rate provided under your variable rate note; (ii) constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above; (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument; and (iv) adjusting for actual variable rates during the applicable accrual period.

A determination of the fixed rate substitute for each variable rate provided under the variable rate note, generally uses the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the note.

If a variable rate note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, a variable rate note will be treated, for purposes of the first three steps of the determination, as if the note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of the variable rate note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Premium and Market Discount

If you purchase your note at a cost greater than its remaining redemption amount (as defined under “—Original Issue Discount,” above) you will be considered to have purchased the note at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the note. Such election, once made, generally applies to all bonds held or subsequently acquired by you on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you elect to amortize the premium, you must reduce your tax basis in your note by the amount of the premium amortized during your holding period. Discount notes purchased at a premium will not be subject to the original issue discount

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rules described above. In the case of premium in respect of a note denominated in a foreign currency, you should calculate the amortization of the premium in such foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by you for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a note based on the difference between the exchange rate on the date or dates the premium is recovered through interest payments on the note and the exchange rate on the date on which you acquired the note. If you do not elect to amortize bond premium, the amount of bond premium will be included in the your tax basis when the note matures or is disposed of. Therefore, if you do not elect to amortize such premium and you hold your note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

If you purchase your note at a price that is lower than its remaining redemption amount, or in the case of a discount security, a price that is lower than its adjusted issue price, by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, such note will be considered to have “market discount” in your hands. In such case, gain you realize on the disposition of your note generally will be treated as ordinary income to the extent of the market discount that accrued on the note while you held it. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry your note. In general terms, market discount on a note will be treated as accruing ratably over the term of the note, or, at your election, under a constant-yield method. You will accrue market discount on a note denominated in a foreign currency in such foreign currency. The amount includible in income in respect of such accrued market discount will be the U.S. dollar value of the amount accrued, generally calculated at the exchange rate in effect on the date that you dispose of your note.

You may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis), in lieu of treating a portion of any gain realized on a sale of your note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any accrued market discount on a note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the your taxable year). Any such election, if made, applies to all market discount bonds acquired by the taxpayer on or after the first day of the first taxable year to which such election applies and is revocable only with the consent of the IRS.

Reportable Transactions

A U.S. taxpayer that participates in a reportable transaction is required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. Under the relevant rules, you may be required to treat a foreign currency exchange loss from your investment in the notes as a reportable transaction if this loss exceeds the relevant threshold in the regulations (US$50,000 in a single taxable year, if you are an individual or trust, or higher amounts for other non-individual U.S. Holders), and to disclose your investment by filing Form 8886 with the IRS. A penalty in the amount of US$10,000 in the case of a natural person and US$50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. You are encouraged to consult your tax adviser regarding the application of these rules.

Information Reporting and Backup Withholding

Interest and proceeds from the sale, exchange or retirement of notes that are paid in the United States or through a U.S.-related financial intermediary may be subject to information reporting and backup withholding unless the recipient is (i) a corporation (other than an S corporation) or other

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exempt recipient and, when required, establishes such fact or (ii) a taxpayer that provides an identification number and certifies that no loss of exemption from backup withholding has occurred. Persons holding instruments who are non-U.S. persons may be required to comply with applicable certification procedures to establish that they are non-U.S. persons in order to avoid the application of such information reporting requirements and backup withholding tax. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rule by filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. Holders that own specified foreign financial assets with an aggregate value in excess of US$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You are encouraged to consult with your own tax adviser regarding the possible application of these rules to your investment in the notes, including the application of the rules to your particular circumstances.

Foreign Account Tax Compliance Act

As a result of sections 1471 through 1474 of the Code, related Treasury regulations and related intergovernmental agreements (collectively, “FATCA”), you may be required to provide information and tax documentation regarding your tax identity as well as that of your direct and indirect owners, which may be reported to HMRC, and ultimately, the IRS. It is also possible that “foreign passthru payments,” as defined under FATCA, on the notes may be subject to a withholding tax of 30%. However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final Treasury regulations defining the term “foreign passthru payment” are enacted. Additionally, with respect to notes that are treated as debt for U.S. federal income tax purposes and are issued prior to and not materially modified on or after the applicable “grandfathering date,” payments on such notes will not be subject to FATCA withholding. The applicable “grandfathering date” is the date that is six months after the date on which final Treasury regulations defining the term “foreign passthru payment” are filed with the U.S. Federal Register. The company will not pay additional amounts on account of any withholding tax imposed by FATCA.

FATCA is particularly complex. You should consult your own tax adviser to obtain a more detailed explanation of FATCA and to learn how this legislation might affect you in your particular circumstance.

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CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

Subject to the following discussion, unless otherwise provided in the applicable pricing supplement, the notes described in this prospectus may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an entity or account whose underlying assets include “plan assets” by reason of any such employee benefit plan’s or plan’s investment in the entity or account of the foregoing (each, a “Benefit Plan Investor”), as well as by “employee benefit plans” as defined in Section 3(3) of the ERISA, that are not subject to Title I of ERISA, a “plan” as defined in Section 4975 of the Code, that are not subject to Section 4975 of the Code and entities and accounts whose underlying assets include “plan assets” by reason of any such employee benefit plan’s or plan’s investment in the entity or account (collectively, with Benefit Plan Investors, referred to as “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, Plans may be subject to similar restrictions under any law that is substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”).

The acquisition, holding or disposition of the notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if certain transaction parties (including the Company and any underwriter, dealer or agent selling the notes) or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of the notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, as amended, regarding transactions effected by “in-house asset managers;” PTCE 95-60, as amended, regarding investments by insurance company general accounts; PTCE 91-38, as amended, regarding investments by bank collective investment funds; PTCE 90-1, as amended, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, as amended, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a security (or interest therein), each purchaser and transferee (and its fiduciary, as applicable) is deemed to represent and warrant that either (i) it is not acquiring and will not hold the security (or interest therein) with the assets of a Benefit Plan Investor or a Plan that is subject to Similar Law; or (ii) the acquisition, holding and disposition of the security (or interest therein) will not

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give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or result in a violation of any Similar Law.

The sale of the notes (or any interest therein) to a Plan is not a representation by the Company, any underwriter, dealer or agent selling the notes or any other party involved in the offering of the notes that such an investment by the Plan meets all relevant legal requirements relating to investments by Plans generally or by any particular Plan or that such an investment by the Plan is appropriate for Plans generally or for any particular Plan.

A Plan fiduciary considering the acquisition of the notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements, including, without limitation, the possibility of exemptive relief from the prohibited transaction rules and other related issues and their potential consequences.

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PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

We are offering up to $600,000,000 in aggregate principal amount, or the equivalent thereof in any other currency, of our notes on a continuous basis. There is no minimum amount of notes that must be sold before we access and use the proceeds.

The notes will be offered and sold through one or more dealers or agents (collectively, the “Dealers”), or directly to purchasers, on a continuous basis after the effective date of the registration statement of which this prospectus forms part. The dealers or agents will use their reasonable best efforts to solicit purchases of the notes. The proceeds of new sales of notes will be paid directly to us promptly following each sale.

Distribution Through Dealers or Agents

We may offer and sell notes on a continuous basis through one or more dealers or agents that become parties to a distribution agreement, selling agency agreement or similar agreement. Each dealer or agent will be acting on a best efforts basis during the appointment period.

The names of such dealers or agents will be set forth in a separate prospectus supplement relating to the initial planned offering of notes and, for subsequent offerings, in the applicable pricing supplement or post-effective amendment to this prospectus, as may be required by Rule 430A under the Securities Act.

Initial Offering Price; Dealers’ Discounts and Commissions

The notes will be offered at a public offering price of 100% and we expect to sell the notes through the Dealers at a range of discounts and commissions initially ranging from 0.300% to 3.150% of the principal amount per note, depending upon the maturity of the relevant series of notes purchased from us.

To illustrate, notes with a maturity of 9 months to less than 18 months will have a corresponding discount of 0.300% per principal amount of note, notes with a maturity of 18 months to less than 24 months will have a corresponding discount of 0.425% per principal amount of note, and notes with a maturity of more than 360 months will have a corresponding discount of 3.150% per principal amount of note.

Based on the foregoing, the proceeds to us (before estimated offering expenses) will be from 99.700% to 96.850% of the principal amount of the Notes offered.

Direct Sales

We may sell directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters, as defined in the Securities Act, for any resale of the notes. We may sell notes directly to investors, without the involvement of any Dealer. In this case, we would not be obligated to pay any commission or discount in connection with the sale, and we would receive 100% of the principal amount of the notes so sold. We will describe the terms of any sales of this kind in the applicable pricing supplement.

General Information

We have the right to withdraw, cancel, or modify the offer made by this prospectus without notice. We will have the sole right to accept offers to purchase notes, and we, in our absolute discretion, may

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reject any proposed purchase of notes in whole or in part. Each dealer, agent or selling agent will have the right, in its reasonable discretion, to reject in whole or in part any proposed purchase of notes through that dealer, agent or selling agent.

Unless otherwise specified in the applicable pricing supplement, the obligations of the dealers and agents under distribution agreement, selling agency agreement or similar agreement, will be several and not joint. With respect to any offering of notes, the dealers and agents will offer the notes subject to prior sale, when, as and if issued and accepted by them, subject to the satisfaction of conditions described in the applicable agreement and any other agreement between us and the dealers and agents, including any applicable terms agreement.

Any dealer or agent participating in an offering and distribution of notes may be deemed to be an underwriter as that term is defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the offered notes for whom they act as agent, may be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with any offering of the notes, one or more dealers or agents may engage in stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. The dealers and agents may enter bids for, and purchase, notes in the open market in order to stabilize the price of the notes.

Under agreements to be entered into with us, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments the dealers or agents may be required to make.

Market-Making Transactions by Affiliates

Following the initial distribution of notes, any of our broker-dealer affiliates, may buy and sell the notes in secondary market transactions as part of their business as broker-dealers. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. This prospectus and any related supplements may be used by one or more of our affiliates in connection with these market-making transactions to the extent permitted by applicable law.

Conflict of Interest

To the extent the offer and sale of any notes is made by a broker-dealer affiliate of ours that is or becomes a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), such offer and sale will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s offer and sale of notes of an affiliate. In such a case, the Company’s broker-dealer affiliate will not sell any notes into any of its discretionary accounts without the prior specific written approval of the accountholder.

The dealers, agents and their affiliates may engage in financial or other business transactions with us and our subsidiaries in the ordinary course of business.

Selling Restrictions

European Economic Area

Where the applicable supplement does not include a section entitled “Prohibition of sales to EEA retail investors”, then in relation to each Member State of the EEA (each, a “Relevant State”) each underwriter, dealer or agent in connection with an offering of notes will represent and agree that it has

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not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto to the public in that Relevant State except that it may make an offer of such notes to the public in that Relevant State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b) at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant underwriter, dealer or agent nominated by the us for any such offer; or

(c) at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of notes referred to in (a) to (c) above shall require us or any underwriter, dealer or agent to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

Where the applicable supplement includes a section entitled “Prohibition of sales to EEA retail investors,” each dealer or agent will represent and agree that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by the applicable supplement to any retail investor in the EEA. For the purposes of this provision: (a) the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

United Kingdom

Each dealer or agent in connection with an offering of notes will represent and agree that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

Where the applicable supplement does not include a section entitled “Prohibition of sales to UK retail Investors”, then in relation to the UK, each dealer or agent in connection with an offering of notes will represent and agree that it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus as completed by the applicable pricing supplement in

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relation thereto to the public in the UK except that it may make an offer of such notes to the public in the UK:

(a)	at any time to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the UK subject to obtaining the prior consent of the relevant dealer or agent nominated by the us for any such offer; or

(c)	at any time in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of notes referred to in (a) to (c) above shall require us or any dealer or agent to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression “an offer of notes to the public” in relation to any notes means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Where the applicable supplement includes a section entitled “Prohibition of sales to UK retail investors,” each dealer or agent will represent and agree that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by the applicable supplement to any retail investor in the UK. For the purposes of this provision: (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Canada

Each dealer or agent has acknowledged that no prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto, such notes have not been, and will not be, qualified for sale under the securities laws of Canada or any province or territory thereof and no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus, any applicable supplement or the merits of any such notes and any representation to the contrary is an offence.

Each dealer or agent has represented, warranted and agreed that it has not offered, sold or distributed and will not offer, sell or distribute any notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws and, without limiting the generality of the foregoing:

(a)	any offer, sale or distribution of such notes in Canada will be made only to purchasers that are “accredited investors” (as such term is defined in section 1.1 of National Instrument

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45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario)), that are also “permitted clients” (as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations), that are purchasing as principal, or are deemed to be purchasing as principal in accordance with applicable Canadian securities laws, and that are not a person created or used solely to purchase or hold such notes as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106;

(b)

it is either (I) appropriately registered under applicable Canadian securities laws in each relevant province or territory to sell and deliver such notes, (II) such sale and delivery will be made through an affiliate of it that is so registered if the affiliate is registered in a category that permits such sale and delivery and has agreed to make such sale and delivery in compliance with the representations, warranties and agreements set out herein, or (III) it is relying on an exemption from the dealer registration requirements under applicable Canadian securities laws and has complied with the requirements of that exemption; and

(c)

it has not and will not distribute or deliver any offering memorandum (as such term is defined under applicable Canadian securities laws) or any other offering material in connection with any offering or sale of such notes in or to a resident of Canada, except in compliance with applicable Canadian securities laws.

Hong Kong

In relation to an offering of notes contemplated by this prospectus as completed by the applicable supplement in relation thereto, each dealer or agent will represent and agree that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

In relation to an offering of notes contemplated by this prospectus as completed by the applicable supplement in relation thereto, each dealer or agent will acknowledge that this prospectus and the applicable supplement have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each dealer or agent will represent, warrant and agree that it has not offered or sold any notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto or caused the notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any notes or cause the notes to be made

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the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus and the applicable supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 (2020 Revised Edition) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Japan

The notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, none of the notes, nor any interest thereon, may be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Switzerland

The notes which are the subject of the offering contemplated by this prospectus as completed by the applicable supplement in relation thereto may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and its implementing ordinance, the Swiss Federal Financial Services Ordinance (“FinSO”). No application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to FinSA.

Consequently, this prospectus and any other offering or marketing material relating to the notes may only be publicly distributed or otherwise made publicly available in Switzerland:

(a) if such offer is strictly limited to investors that qualify as professional clients according to Article 4 para. 3 FinSA and Article 5 para. 1 FinSO. Accordingly, the notes may only be distributed or offered, and the prospectus or any other marketing material relating to the notes may be made available to professional clients in Switzerland; in this case, the offering of the notes in, into or from Switzerland is exempt from the requirement to prepare and publish a prospectus under FinSA; or

(b) if such offer constitutes an exempt offer pursuant to specific provisions regarding exempt offers pursuant to Article 36 FinSA which (a) is addressed to less than 500 investors, (b) is only addressed to investors that purchase financial instruments in an amount of at least CHF 100,000 (or equivalent in other currencies), (c) has a minimum denomination of CHF 100,000 (or equivalent in other currencies), or (d) does not exceed the value of CHF 8 million (or equivalent in other currencies) calculated over a period of 12 months; in this case, the offering of the notes in, into or from Switzerland is exempt from the requirement to prepare and publish a prospectus under FinSA.

Notes that constitute debt instruments with a “derivative character” may not be offered or recommended to private clients within the meaning of the FinSA in Switzerland, unless a key information document according to the FinSA or any equivalent document under the FinSA is prepared.

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Dubai International Financial Centre

In relation to an offering of notes contemplated by this prospectus as completed by the applicable supplement in relation thereto, each dealer or agent will represent and agree that it will not offer such notes to any person in the Dubai International Financial Centre unless such offer is:

(a)	an “Exempt Offer” in accordance with the Markets Rules (MKT Module) of the Dubai Financial Services Authority (the “DFSA”) rulebook; and

(b)	made only to persons who meet the “Professional Client” criteria set out in Rule 2.3.3 of the Conduct of Business Module of the DFSA rulebook.

The EEA, UK, Canada, Hong Kong, Singapore, Japan, Switzerland and Dubai International Financial Centre selling restrictions are in addition to any other selling restrictions set out in the applicable supplement.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the issuance and distribution of notes being registered, other than agent or broker-dealer fees, discounts and commissions, will be as follows:

Expenses	Amount
SEC Registration Fee	$88,560
Printing expenses	50,000
Legal fees and expenses	300,000
Accounting fees and expenses	100,000
Trustee fees and expenses	60,000
Rating agency fees and expenses	500,000
Miscellaneous costs	200,000

Total	$1,298,560

All amounts in the table above are estimates except the SEC registration fee. We will pay all such expenses.

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LEGAL MATTERS

The validity of the notes will be passed upon for us by Mayer Brown International LLP, London, United Kingdom as to matters of English law and the legality of the notes will be passed upon for us by Mayer Brown LLP, New York, New York as to matters of New York law. Certain legal matters will be passed upon for the dealers and agents by counsel to be named in the applicable prospectus supplement or pricing supplement. Certain U.S. federal income tax matters will be passed upon for us by Mayer Brown LLP, New York, New York. Certain matters of United Kingdom tax law will be passed upon for us by Mayer Brown International LLP.

EXPERTS

The consolidated financial statements of Marex Group plc as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 included in this prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be more difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws than if we, our directors and officers and/or the assets of our non-U.S. subsidiaries were located in the United States.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Mayer Brown International LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Mayer Brown International LLP that any final and conclusive monetary judgment for a debt or definite sum obtained against us in United States courts with competent jurisdiction will be given effect by the courts of England and Wales at common law by an action or counterclaim for the amount due under such judgment, without a substantive re-examination of the merits of such judgment, provided that:

•	the appropriate procedural requirements relating to the enforcement of foreign judgments are taken to enable such judgment to be enforced;

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

the courts of England and Wales had jurisdiction for the purposes of enforcement, and we either submitted to such jurisdiction or were duly served with process within the jurisdiction or permission was given for service, and process was duly served, outside the jurisdiction;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a debt or definite sum of money;

•

the judgment given by the courts was not (directly or indirectly) in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by, or impeachable on the grounds of, fraud;

•

the bringing of proceedings in the original court was not contrary to an agreement under which the dispute was to be settled otherwise by proceedings in that court, unless the defendant agreed or submitted to the jurisdiction of that court;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

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•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice, and the judgment is not opposed to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act or otherwise specified as concerned with the prohibition of restrictive trade practices;

•	there is not a prior inconsistent judgment of an English court, or the court of another jurisdiction handed down earlier in time which is entitled to recognition; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment of a U.S. court based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the English court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, it cannot be assumed that that in all circumstances U.S. judgments will be capable of recognition and enforcement in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose (save where any enactment, rule or practice direction provides otherwise), although the English court does not automatically enforce its judgments nor help decide how they should be enforced, as this is up to the judgment creditor. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any defenses of set-off or counterclaim against the judgment creditor.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

In addition, we are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.marex.com. We have included the SEC’s web address and our web address as inactive textual references only. Except as specifically incorporated by reference into this prospectus, information on those websites is not part of this prospectus.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Marex Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Marex Group plc and subsidiaries (the “Group”) as at 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended 31 December 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the Financial Statements

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated from previously issued financial statements following changes to correct identified misstatements.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements

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and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill — Volatility Performance Fund (“VPF”) Cash Generating Unit (“CGU”) – Refer to notes 3, 4 and 12 to the financial statements

Critical Audit Matter description

As required by IAS 36 Impairment of Assets, goodwill is reviewed for impairment at least annually. The Group performed its annual impairment test as at 1 October 2023. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the respective cash generating unit (“CGU”), using the higher of the value in use or fair value less costs to sell, which requires management to make significant estimates and assumptions related to the revenue growth rate, costs growth rate, long-term growth rate and discount rate assumptions. Changes to these assumptions could have a significant impact on the fair value, value in use or the amount of any goodwill impairment charge. Based on the value in use of which the carrying value exceeded the recoverable amount, an impairment of $10.7m was recognised on the Volatility Performance Fund (“VPF”) CGU.

We identified goodwill impairment for the VPF CGU as a critical audit matter because of the significant estimates and assumptions management makes to estimate the recoverable amount of the VPF CGU and the difference between the recoverable amount and the carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the involvement of our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the revenue growth rate, costs growth rate, long-term growth rate and discount rate.

How the Critical Audit Matter was addressed in the audit

We performed the following audit procedures, amongst others, related to the revenue growth rates, costs growth rate, long-term growth rate, and discount rates used by management to estimate the recoverable amount of the VPF CGU:

•

We evaluated management’s ability to accurately forecast revenue growth rates and costs growth rates by performing a look-back analysis and comparing actual results to management’s historical forecasts;

•	We evaluated the reasonableness of management’s forecast revenue rates and costs growth rates by comparing the forecasts to:

•	Historical revenues and costs.

•	Internal communications to management and the Board of Directors, and

•	Forecast information included in external communications of certain peer companies.

•	With the assistance of our valuation specialists, we evaluated the reasonableness of the long-term growth rate and discount rate by:

•	Testing the source information underlying the determination of the long-term growth rate and discount rate and the mathematical accuracy of the calculation, and

•	Developing a range of independent estimates and comparing those to the long-term growth rate and discount rate selected by management;

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•

Considered whether events or transactions that occurred after the balance sheet date, but before the reporting date, affect the conclusions reached on the carrying values of the assets and associated disclosures.

/s/ Deloitte LLP

London, United Kingdom

26 March 2024

We have served as the Group’s auditor since 2015.

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Consolidated Income Statements

For the Years Ended 31 December

	Notes	2023 $m	2022 $m	2021 $m

Commission and fee income	5	1,342.4	651.0	573.7
Commission and fee expense	5	(637.5)	(299.2)	(283.8)

Net commission income	5	704.9	351.8	289.9
Net trading income	5	411.4	325.3	239.9
Interest income	7	591.8	194.4	23.1
Interest expense	7	(470.2)	(165.0)	(26.4)

Net interest income / (expense)	7	121.6	29.4	(3.3)
Net physical commodities income	5	6.7	4.6	15.0

Revenue	5	1,244.6	711.1	541.5
Expenses:
Compensation and benefits	8	(770.3)	(438.6)	(359.2)
Depreciation and amortisation		(27.1)	(13.8)	(10.3)
Other expenses	9	(237.4)	(147.8)	(103.5)
Impairment of goodwill	12	(10.7)	(53.9)	—
Provision for credit losses		(7.1)	(9.5)	(0.8)
Bargain purchase gain on acquisitions	17	0.3	71.6	—
Other income		3.4	2.8	1.9
Share of results in associates and joint ventures	16	0.8	(0.3)	0.3

Profit before tax		196.5	121.6	69.9
Tax	10	(55.2)	(23.4)	(13.4)

Profit after tax		141.3	98.2	56.5

Attributable to:
Ordinary shareholders of the Company		128.0	91.6	56.5
Other equity holders[1]		13.3	6.6	—

Earnings per share
Basic ($ per share)	34	1.17	0.84	0.51
Diluted ($ per share)	34	1.09	0.80	0.49

1.	Other equity holders relate to holders of AT1 securities.

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Comprehensive Income

For the Years Ended 31 December

	Notes		2023 $m	2022 $m	2021 $m

Profit after tax			141.3	98.2	56.5
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Loss on revaluation of financial instruments			—	—	(1.1)
Gain / (loss) on cash flow hedge reserve			1.2	2.7	(2.4)
Deferred tax on cash flow hedge reserve	10	(a)	(0.3)	(0.5)	—
Currency translation adjustments			1.8	—	—
Items that will not be recycled to profit and loss:
Change in fair value of financial liabilities designated at FVTPL due to own credit risk			(6.4)	(4.0)	(0.3)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	10	(a)	1.7	1.2	—
(Loss) / gain on revaluation of investments	15		—	(0.6)	0.4
Deferred tax on revaluation of investments	10	(a)	(0.3)	0.3	(0.3)

Other comprehensive loss, net of tax			(2.3)	(0.9)	(3.7)

Total comprehensive income			139.0	97.3	52.8

Attributable to:
Ordinary shareholders of the Company			125.7	90.7	52.8
Other equity holders			13.3	6.6	—

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Financial Position

	Notes		31 December 2023 $m	31 December 2022 $m	1 January 2022 $m
				Restated	Restated
Assets
Non-current assets
Goodwill	12		163.6	155.5	208.9
Intangible assets	13		56.0	25.6	17.5
Property, plant and equipment	14		16.6	11.8	7.9
Right-of-use asset	31		40.6	33.7	17.0
Investments	15		16.2	16.4	8.9
Investment in associate	16		—	5.6	5.9
Deferred tax	23		21.4	7.6	4.0
Treasury instruments (unpledged)	18	(a)	60.8	—	69.0
Treasury instruments (pledged as collateral)	18	(b)	300.4	133.5	799.7
Financial institution notes			—	—	1.0

Total non-current assets			675.6	389.7	1,139.8

Current assets
Corporate income tax receivable			0.1	5.5	10.3
Trade and other receivables	20		4,789.8	4,685.2	2,018.8
Inventory	19		163.4	35.8	80.1
Equity instruments	32	(b)	1,521.3	410.0	8.1
Derivative instruments	22		794.1	480.8	496.5
Stock borrowing	32	(b)	2,501.4	1,894.6	—
Treasury instruments (unpledged)	18	(a)	558.5	247.6	38.2
Treasury instruments (pledged as collateral)	18	(b)	2,062.6	2,338.6	616.5
Reverse repurchase agreements	18	(d)	3,199.8	4,346.0	144.3
Cash and cash equivalents	32	(b)	1,483.5	910.1	712.0

Total current assets			17,074.5	15,354.2	4,124.8

Total assets			17,750.1	15,743.9	5,264.6

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Financial Position (continued)

	Notes		31 December 2023 $m	31 December 2022 $m	1 January 2022 $m
				Restated	Restated
Liabilities
Current liabilities
Repurchase agreements	18	(d)	3,118.9	4,381.4	140.4
Trade and other payables	24		6,785.9	6,647.6	3,291.2
Stock lending	32	(b)	2,323.3	1,396.9	—
Short securities	32	(b)	1,924.8	986.8	—
Short-term borrowings	21	(a)	—	12.9	—
Lease liability	31		13.2	6.8	6.0
Derivative instruments	22		540.7	294.3	199.4
Corporation tax			7.6	8.9	2.1
Debt securities	32	(b)	1,308.4	823.7	990.1
Provisions	25		0.4	2.6	0.9

Total current liabilities			16,023.2	14,561.9	4,630.1

Non-current liabilities
Lease liability	31		39.4	32.1	17.0
Long-term borrowings	21	(a)	—	135.8	—
Debt securities	32	(b)	907.9	336.3	136.6
Deferred tax liability	23		3.7	0.1	3.2

Total non-current liabilities			951.0	504.3	156.8

Total liabilities			16,974.2	15,066.2	4,786.9

Total net assets			775.9	677.7	477.7

Equity
Share capital	27		0.1	0.1	0.1
Share premium			134.3	134.3	134.3
Additional Tier 1 capital (AT1)	29		97.6	97.6	—
Retained earnings			555.3	455.3	346.6
Own shares	28		(9.8)	(7.9)	—
Other reserves	30		(1.6)	(1.7)	(3.3)

Total equity			775.9	677.7	477.7

The financial statements on pages F-5 to F-102 were approved and authorised for issue by the Board of Directors on 26 March 2024 and are signed on its behalf by:

I T Lowitt

Director

26 March 2024

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Changes in Equity

For the Years Ended 31 December

	Share capital $m	Share premium $m	Additional (AT1) capital $m	Retained earnings $m	Own shares $m	Other reserves $m	Total $m
At 1 January 2021	176.2	134.3	—	132.7	—	0.6	443.8
Profit for the period	—	—	—	56.5	—	—	56.5
Loss on revaluation of financial instruments	—	—	—	—	—	(1.1)	(1.1)
Loss on cash flow hedge	—	—	—	—	—	(2.4)	(2.4)
Change in fair value due to own credit risk	—	—	—	—	—	(0.3)	(0.3)
Gain on revaluation of investments	—	—	—	—	—	0.4	0.4
Deferred tax on revaluation of investments	—	—	—	—	—	(0.3)	(0.3)
Total comprehensive income for the period	—	—	—	56.5	—	(3.7)	52.8
Ordinary dividends paid	—	—	—	(20.0)	—	—	(20.0)
Share capital reduction[1]	(176.1)	—	—	176.1	—	—	—
Share-based payments	—	—	—	1.1	—	—	1.1
Other movements	—	—	—	0.2	—	(0.2)	—

At 31 December 2021	0.1	134.3	—	346.6	—	(3.3)	477.7

Profit for the period	—	—	6.6	91.6	—	—	98.2
Gain on cash flow hedge	—	—	—	—	—	2.7	2.7
Deferred tax on cash flow hedge	—	—	—	—	—	(0.5)	(0.5)
Change in fair value due to own credit risk	—	—	—	—	—	(4.0)	(4.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	1.2	1.2
Loss on revaluation of investments	—	—	—	—	—	(0.6)	(0.6)
Deferred tax on revaluation of investments	—	—	—	—	—	0.3	0.3
Total comprehensive income for the period	—	—	6.6	91.6	—	(0.9)	97.3
AT1 securities net of issuance	—	—	97.6	—	—	—	97.6
AT1 dividends paid	—	—	(6.6)	—	—	—	(6.6)
Repurchase of own shares	—	—	—	—	(7.9)	—	(7.9)
Share-based payments	—	—	—	17.8	—	—	17.8
Other movements	—	—	—	(0.7)	—	2.5	1.8

At 31 December 2022	0.1	134.3	97.6	455.3	(7.9)	(1.7)	677.7

Profit for the period	—	—	13.3	128.0	—	—	141.3
Gain on cash flow hedge	—	—	—	—	—	1.2	1.2
Deferred tax on cash flow hedge	—	—	—		—	(0.3)	(0.3)
Change in fair value due to own credit risk ..	—	—	—	—	—	(6.4)	(6.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	1.7	1.7
Deferred tax on revaluation of investments .	—	—	—	—	—	(0.3)	(0.3)
Currency translations adjustments	—	—	—	—	—	1.8	1.8
Total comprehensive income for the period .	—	—	13.3	128.0	—	(2.3)	139.0
AT1 dividends paid	—	—	(13.3)	—	—	—	(13.3)
Ordinary dividends paid	—	—	—	(45.0)	—	—	(45.0)
Repurchase of own shares	—	—	—	—	(3.1)	—	(3.1)
Share-based payments	—	—	—	20.3	—	—	20.3
Deferred tax on share-based payments	—	—	—	—	—	2.4	2.4
Share settlement (share-based payments) .	—	—	—	(1.2)	1.2	—	—
Other movements	—	—	—	(2.1)	—	—	(2.1)

At 31 December 2023	0.1	134.3	97.6	555.3	(9.8)	(1.6)	775.9

[1]	On 22 March 2021, the issued share capital of the Company was reduced from $176.2m to $0.1m by reducing the nominal value of the deferred share from $1.65 to $0.000651.

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Cash Flows

For the Years Ended 31 December

	Notes	2023 $m	2022 $m	2021 $m
			Restated	Restated
Profit before tax		196.5	121.6	69.9
Adjustments for:
Amortisation of intangible assets	13	6.7	5.5	2.5
Loss on disposal of intangibles		0.1	0.6	0.1
Depreciation of property, plant and equipment	14	5.5	2.8	3.3
Depreciation of right-of-use asset	31	9.7	5.5	4.5
Impairment of right-of-use asset	31	5.2	—	—
Bargain purchase gain on acquisitions	17	(0.3)	(71.6)	—
Impairment of goodwill	12	10.7	53.9	—
(Decrease) / increase in provisions	25	(2.2)	1.7	0.6
Provision for credit losses		7.1	9.5	(0.8)
Share of results in associates and joint ventures	16	(0.8)	0.3	(0.3)
Lease liability foreign exchange revaluation	31	(0.1)	(1.3)	(0.3)
Movement in fair value of derivative instruments		(66.9)	111.1	222.0
Other revaluations		(9.1)	9.3	2.9
Other non-cash movements		(0.5)	—	—
Share-based compensation expense	8	20.3	16.7	1.2

Operating cash flows before changes in working capital		181.9	265.6	305.6

Working capital adjustments:
Decrease / (increase) in trade and other receivables		777.6	3,141.1	(1,569.0)
(Decrease) / increase in trade and other payables		(709.5)	(2,873.8)	1,119.9
Increase in treasury instruments		(262.6)	(494.0)	(29.8)
(Increase) in equity instruments		(173.3)	(402.3)	(8.0)
Increase in debt securities[2]		1,049.8	83.3	742.4
Increase / (decrease) in financial institution notes		—	1.0	(1.0)
Net repayment of borrowings		(148.7)	(49.9)	—
(Decrease) / increase in inventory		(127.6)	44.3	(71.4)
(Decrease) / increase in net repurchase agreements		(116.3)	39.2	0.4
Increase in net stock borrowing and lending		319.6	489.1	—

Cash flow from operating activities		790.9	243.6	489.1
Corporation tax paid		(55.9)	(18.0)	(18.3)

Net cash flow from operating activities		735.0	225.6	470.8

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Cash Flows (continued)

For the Years Ended 31 December

	Notes	2023 $m	2022 $m	2021 $m
			Restated	Restated
Investing activities
Redemption of investment in associate		6.4	—	—
Acquisition of businesses, net of cash acquired		(90.3)	(36.9)	(12.5)
Payment of contingent consideration		(1.6)	—	—
Purchase of intangible assets	13	(3.1)	(5.8)	(3.5)
Purchase of property, plant and equipment	14	(9.0)	(3.6)	(3.8)

Net cash used in investing activities		(97.6)	(46.3)	(19.8)

Financing activities
Proceeds from issuance of additional Tier 1 capital (AT1)	29	—	100.0	—
Issuance costs of additional Tier 1 capital (AT1)	29	—	(2.4)	—
Repayment of Tier 2 debt securities		—	(50.0)	—
Purchase of own shares	28	(3.1)	(7.9)	—
Dividends paid	29,11	(58.3)	(6.6)	(20.0)
Payment of lease liabilities	31	(11.4)	(6.6)	(7.2)

Net cash (used in) / from financing activities		(72.8)	26.5	(27.2)

Net increase in cash and cash equivalents		564.6	205.8	423.8

Cash and cash equivalents
Cash and cash equivalents at 1 January		910.1	712.0	291.5
Increase in cash		564.6	205.8	423.8
Effect of foreign exchange rate changes		8.8	(7.7)	(3.3)

Cash and cash equivalents at 31 December[1]		1,483.5	910.1	712.0

[1]	Cash and cash equivalents includes restricted cash of $197.7m at 31 December 2023 (2022: $120.1m, 2021: $48.6m).
[2]	Included in the movement in debt securities is the movement of EMTN notes.

During 2023, interest received was $595.0m (2022: $159.2m, 2021: $20.9m), interest paid was $470.2m (2022: $161.1m, 2021: $23.9m) and dividends received were $nil (2022: $nil, 2021: $nil).

See accompanying notes to these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

1 General Information

Marex Group plc (the ‘Company’) is incorporated in England and Wales under the Companies Act. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The principal activities of Marex Group plc and its subsidiaries (the ‘Group’ or ‘Marex’) and the nature of the Group’s operations are set out in notes 5 and 6.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’).

These consolidated financial statements are presented in US dollars (“USD” or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.

Restatement of previously issued financial statements

Presentation of debt securities in issue

In connection with the preparation of our consolidated financial statements, we identified an error related to the classification of current and non-current debt securities liabilities, specifically related to structured notes issued.

Historically the Group classified the structured notes in line with the expected maturities of the instruments, however some structured notes are linked to the performance of underlying securities issued by third parties and include early redemption clauses, granting the investors the right to call them if the price of the underlying securities is higher than a specified threshold at certain dates. As the performance of the underlying securities is beyond the control of the Group, we do not have an unconditional right to defer settlement of the liability for at least 12 months after the period end. Therefore they need to be classified as non-current liabilities as required by International Accounting Standard 1, Presentation of Financial Statements.

The impact of the correction of this error is presented below. Total liabilities remain unchanged for all periods presented. The error did not impact the income statements, the statements of comprehensive income, cash flows or changes in equity.

	31 December 2022			1 January 2022
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Debt securities – current	435.0	388.7	823.7	463.6	526.5	990.1
Total current liabilities	14,173.2	388.7	14,561.9	4,103.6	526.5	4,630.1
Debt securities – non-current	725.0	(388.7)	336.3	663.1	(526.5)	136.6
Total non-current liabilities	893.0	(388.7)	504.3	683.3	(526.5)	156.8

Presentation of lease liabilities in the statement of cash flows

The Group incorrectly presented cash payments for the principal portion of lease liabilities within the cash flow statement under IFRS 16—“Leases.” The Group corrected its presentation and presented such cash payments as financing activities. The adjustment has been applied retrospectively and led in 2022 to an immaterial decrease in net cash from financing activities (2021: net cash used in financing activities) and a corresponding immaterial increase in cash from operating activities of $6.6M in 2022 (2021: $7.2M).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

2 Adoption of New and Revised Standards

(a) New and amended IFRS Accounting Standards that are effective for the current year

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2023 (unless otherwise stated). The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 Insurance Contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply.

The new standard had no impact on the Group’s consolidated financial statements.

Definition of Accounting Estimates – Amendments to IAS 8

The Group has adopted the amendments to IAS 8 for the first time in the current year. Under the new definition, accounting estimates are ‘monetary amounts in financial statements that are subject to measurement uncertainty’. The definition of change in accounting estimates was deleted.

This amendment had no impact on the Group’s consolidated financial statements.

Disclosure of Accounting Policies – Amendments to IAS 1

The Group has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. The accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Group has revised the accounting policies information in accordance with the amendments.

Deferred tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The Group has adopted the amendments to IAS 12 Income Tax for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

2 Adoption of New and Revised Standards (continued)

(a) New and amended IFRS Accounting Standards that are effective for the current year (continued)

Deferred tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12 (continued)

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

This amendment had no impact on the Group’s consolidated financial statements.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

The Group has adopted the amendments to IAS 12 for the first time in the current year. The IASB amended the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD).

The amendments introduce a mandatory temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognise or disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

Following the amendments, the Group is required to disclose that it has applied the exception and to disclose separately its current tax expense / (income) related to Pillar Two income taxes (see note 10).

(b) New and revised IFRSs in issue, but not yet effective

Amendments to IFRS 16 Leases – Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right-of-use retained by the seller-lessee, after the commencement date.

The amendments do not affect the gain or loss recognised by the seller-lessee relating to the partial or full termination of a lease. Without these new requirements, a seller-lessee may have recognised a gain on the right-of-use it retains solely because of a remeasurement of the lease liability (for example, following a lease modification or change in the lease term) applying the general requirements in IFRS 16. This could have been particularly the case in a leaseback that includes variable lease payments that are not dependent on an index or rate.

As part of the amendments, the IASB amended an illustrative example in IFRS 16 and added a new example to illustrate the subsequent measurement of a right-of-use asset and lease liability in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The illustrative examples also clarify that the liability that arises from a sale and leaseback transaction that qualifies as a sale applying IFRS 15 is a lease liability.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. If a seller-lessee applies the amendments for an earlier period, it is required to disclose that fact.

A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied IFRS 16.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

2 Adoption of New and Revised Standards (continued)

(b) New and revised IFRSs in issue, but not yet effective (continued)

Amendments to IFRS 16 Leases – Lease Liability in a Sale and Leaseback (continued)

The Directors do not expect that these amendments will have a material impact on the Group’s financial statements in future periods.

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expense, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted. The IASB has aligned the effective date with the 2022 amendments to IAS 1. If an entity applies the 2020 amendments for an earlier period, it is also required to apply the 2022 amendments early.

The Directors anticipate that the application of these amendments may have an impact on the Group’s consolidated financial statements in future periods.

Amendments to IAS 1 Presentation of Financial Statements – Non-current Liabilities with Covenants

The amendments to IAS 1 issued in October 2022 specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted. If an entity applies the amendments for an earlier period, it is also required to apply the 2020 amendments to IAS 1 early.

The Directors do not expect that these amendments will have a material impact on the Group’s financial statements in future periods.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

2 Adoption of New and Revised Standards (continued)

(b) New and revised IFRSs in issue, but not yet effective (continued)

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures—Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024. Although earlier application is permitted.

The Directors do not expect that these amendments will have a material impact on the Group’s financial statements in future periods.

Amendments to IAS 21 The Effects of changes in Foreign Exchange Rates

The amendments to IAS 21 sets out the requirements to help entities to assess exchangeability between two currencies, and to determine the spot exchange rate, when exchangeability is lacking. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

When a currency is not exchangeable into another currency, the spot exchange rate needs to be estimated. The objective in estimating the spot exchange rate at a measurement date is to determine the rate at which an orderly exchange transaction would take place at that date between market participants under prevailing economic conditions.

The amendments are applicable for annual reporting periods beginning on or after 1 January 2025. Although earlier adoption is permitted.

The Directors do not expect these amendments will have a material impact on the Group’s financial statements in future periods.

3 Material Accounting Policy Information

The Group is required to disclose material accounting policy information. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements when considered together with other information included in the financial statements. The Group considers an accounting policy as material if the information relates to material transactions, other events or conditions or involves a high degree of uncertainty and has a material impact on the financial statements.

(a) Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets and liabilities that are measured at fair value less costs of sale at the end of each reporting period, as explained in the accounting policies below.

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3 Material Accounting Policy Information (continued)

(a) Basis of accounting (continued)

The principal accounting policies adopted are set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved when the Company:

•	has the power over the investee;

•	is exposed, or has rights, to variable return from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

(c) Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	expected to be realised or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading; and

•	expected to be realised within 12 months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	it is expected to be settled in the normal operating cycle;

•	it is held primarily for the purpose of trading; and

•

it is due to be settled within 12 months after the reporting period, or the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

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3 Material Accounting Policy Information (continued)

(c) Current versus non-current classification (continued)

The Group classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(d) Going concern

The Directors have assessed the going concern assumptions during the preparation of the Group’s consolidated financial statements. The Group believes that no events or conditions, including those related to recent macroeconomic events give rise to doubt about the ability of the Group to continue operating for a period of at least 12 months from the date the financial statements were approved and authorised for issuance. This conclusion is drawn based on the knowledge of the Group, and the estimated economic outlook and identified risks, which have been modelled to be included within several stress tests. The results of the stress tests highlighted that the Group has sufficient liquidity and capital to satisfy its regulatory requirements. The Group has sufficient cash and undrawn balances in its credit facilities. Therefore, the Group expects that it will be able to meet contractual and expected maturities and covenants. Consequently, it has been concluded that it is reasonable to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

(e) Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in the income statement as incurred and presented within other expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair values at the acquisition date, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets held for Sale and Discontinued Operations are measured in accordance with IFRS 5.

Goodwill arises on business combinations and represents the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities of the acquired business is greater than the cost of acquisition, the excess is recognised immediately in the income statement as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value.

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3 Material Accounting Policy Information (continued)

(e) Business combinations (continued)

Subsequent accounting for changes in the fair value of the contingent consideration depends on its classification. Contingent consideration that is classified as equity is not subsequently remeasured and its settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in the income statement.

Goodwill has an indefinite useful economic life and is measured at cost less any accumulated impairment losses. It is tested for impairment annually and whenever there is an indicator of impairment. Where the carrying value exceeds the higher of the value in use or fair value less cost to sell, an impairment loss is recognised in the income statement.

(f) Revenue recognition

The Group’s revenue consists of:

Net commission and fee income

Sales and brokerage commissions are generated by internal brokers and introducing broker dealers when customers trade exchange traded derivatives, over-the-counter (OTC) traded derivatives, treasury instruments and equity securities.

The Group is responsible for executing and clearing its customers’ purchases and sales and as such it acts as principal and commission income is recognised on a gross basis.

Commissions charged to customers on exchange traded derivatives and over-the-counter traded derivatives are recognised at a point in time on the trade date when a client order is cleared or executed (i.e. when the performance obligation is satisfied). Commissions charged to customers on traded securities are sales-based commissions that are recognised at a point in time on the trade date. Sales based commissions are typically a fixed fee per security transaction and in certain instances, are based on a percentage of the transaction value.

Commission charged to customers on clearing transactions recoup clearing fees and other fee expenses incurred. Clearing fees earned represent the recharge of transaction-based fees charged by the various exchanges and clearing organisations at which the Group or one of its clearing brokers is a member for the purpose of executing and/or clearing trades through them. Clearing fees incurred are generally passed through to clients’ accounts and are reported gross as the Group maintains control over the clearing and execution services provided, maintains relationships with the exchanges or clearing brokers, and has ultimate discretion in whether the fees incurred are passed through to the clients and the rates at which they are passed through. As clearing fees charged are transactional based, they are recognised at a point in time on the trade date along with the related commission income when the client order is cleared or executed.

In connection with the execution and clearing of trades, the Group is required to pay fees to the executing brokers, exchanges, clearing organisations and banks. These fees are based on transaction volumes and recognised as commission and fee expense on the trade date. The Group also pays commissions to third party introducing brokers (individuals or organisations) that maintain relationships with clients and introduce them to the Group. Introducing brokers accept orders from clients whilst the Group provides the accounts, transaction, margining and reporting services, including money and securities from clients. Introducing brokers commissions are determined monthly and presented in commission and fee expense in the income statement and settled quarterly. Commission and fee

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3 Material Accounting Policy Information (continued)

(f) Revenue recognition (continued)

Net commission and fee income (continued)

expenses are generally passed through to clients’ accounts. No other costs related to the generation of commission income are included within commission and fee expense.

Net trading income

Net trading income includes realised and unrealised gains and losses derived from market making activities in OTC derivatives, exchange traded derivatives, equities, fixed income and foreign exchange. Net trading income also includes gains and losses generated from transactions in over-the-counter derivatives, equities, fixed income and foreign exchange executed with clients and other counterparties. The Group enters into these transactions on its own account.

In certain transactions, the transaction price of the financial instrument differs from the fair value calculated using valuation models. This difference is called day 1 profit or loss and is recognised immediately in the income statement in net trading income only when:

•	the fair value determined using valuation models is based only on observable inputs;

•	the fair value determined using valuation models is based on both observable and unobservable inputs but the impact of the unobservable inputs in the fair value is insignificant.

In all other cases, the financial instrument is initially recognised at the transaction price and the recognition of day 1 profit or loss is deferred and amortised through the term of the deal or to the date when unobservable inputs become observable (if sooner) unless specific factors relevant to the trade require a specific recognition pattern.

Net interest income

Interest income includes mainly the interest earned on the cash and financial instruments balances held on behalf of our clients as well as on our own cash balances, and interest earned in secured financing transactions. Interest income is calculated using the effective interest rate (‘EIR’) method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability.

Interest expense includes interest paid to our clients on their balances and paid to our counterparties in secured financing transactions, debt securities issued and borrowings. Interest expense is calculated using the effective interest method as defined above. The interest expense component of the Group’s structured notes which are financial liabilities designated at fair value through profit and loss are also presented in gross interest expense recognised on a market interest rate basis.

Net physical commodities income

The Group enters into contracts to purchase physical commodities for the purpose of selling in the near future (90 days on average) to generate a profit from the fluctuations in prices. In accordance with IFRS 9, these contracts are recognised and measured at fair value, with the resulting fair value gains and losses included in net physical commodities income. Contracts to purchase and sell physical commodities are provisionally priced at the date that an initial invoice is issued. Provisionally priced contracts are contracts where the price of the contract is subject to adjustments resulting from these contracts being priced against a future quoted price after settlement of the underlying commodity.

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3 Material Accounting Policy Information (continued)

(f) Revenue recognition (continued)

Net physical commodities income (continued)

Provisionally priced payables and receivables are measured initially and subsequently at their fair value through profit and loss until settlement and are presented within trade payables in the trade and other payables and trade debtors in the trade and other receivables line item in the statement of financial position.

(g) Tax

The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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3 Material Accounting Policy Information (continued)

(g) Taxation (continued)

Deferred tax (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realise the asset and settle the liability simultaneously.

Current tax and deferred tax for the year

Current and deferred tax are recognised in profit and loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognised in other comprehensive income or directly in equity respectively, with the exception of the coupon on AT1 securities in respect of which the coupon is charged to equity but the related tax relief is taken to the income statement tax expense. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

In determining whether uncertain tax positions exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group measures tax uncertainties using its best estimate of likely outcomes for which it relies on estimates and assumptions and may involve judgments about future events. Corporate activity as well as day to day operations may give rise to tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all tax liabilities that are probable to arise from such activities. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations. Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(h) Impairment of non-financial assets

Impairment tests on goodwill and intangible assets with indefinite useful lives (trademarks) are undertaken annually and whenever there is an indicator of impairment. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The impairment test is carried out on the asset’s cash generating unit (i.e. the smallest group of assets in which the asset belongs for which management measures separately identifiable cash flows).

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3 Material Accounting Policy Information (continued)

(h) Impairment of non-financial assets (continued)

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash generating units, or otherwise, they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation can be identified.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Where the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the income statement.

An impairment loss in respect of goodwill is not reversed. For non-financial assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(i) Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit and loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit and loss are recognised immediately in profit and loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the timeframe established by regulation or convention in the marketplace.

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Financial assets that meet both of the following conditions and have not been designated as at fair value through profit and loss (‘FVTPL’) are measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial assets (continued)

Financial assets that meet both of the following conditions and have not been designated as at FVTPL are measured at fair value through other comprehensive income (‘FVTOCI’):

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortised cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets.

The Group may make the following irrevocable election and/or designation at initial recognition of a financial asset:

•	the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and

•	the Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

The following accounting policies apply to the subsequent measurement of financial assets.

Amortised cost and effective interest rate method

The effective interest rate method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial instruments other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the EIR method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the contrary, the gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest income is recognised using the EIR method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial instruments other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the EIR rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired interest income is recognised by applying the EIR to the amortised cost of the financial asset.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial assets (continued)

Investments in debt instruments classified as amortised cost

Debt instruments classified as amortised cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired. The Group’s financial assets held at amortised cost include US treasury and agency bonds (classified as treasury instruments on the statement of financial position) and trade receivables.

Investments in equity designated as at FVTOCI

On initial recognition, the Group made an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations (“IFRS 3”) applies.

A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has evidence of a recent actual pattern of short-term profit taking; or

•	it is a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs and are presented as investments in the statement of financial position. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the revaluation reserve. The cumulative gain or loss will not be reclassified to profit and loss on disposal of the equity investments; instead it will be transferred to retained earnings. The Group has designated all investments in equity instruments that are not held for trading as at FVTOCI on initial application of IFRS 9.

Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL.

Specifically:

•

investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition; and

•	debt instruments that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (‘ECL’) on investments in debt instruments that are measured at amortised cost or at FVTOCI. No impairment loss is recognised for investments in equity instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

The Group always recognises lifetime ECL for trade receivables. ECL are a probability-weighted estimate of credit losses based on both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and forward-looking expectation.

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that is possible within 12 months after the reporting date.

Simplified approach

The Group adopts a simplified approach for trade debtors whereby allowances are always equal to lifetime ECL. The ECL on trade debtors are estimated using a provision matrix by reference to historical credit losses experience adjusted for current and expected future economic conditions. When a trade debtor balance is more than 180 days past due, the Group further performs a qualitative review of the debtor analysing factors such as the debtor’s current financial position, past due days, cash collection history and internal credit ratings to determine whether the Group has reasonable and supportable information to apply a higher credit loss rate adjusted by forward-looking information.

Significant increases in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; and

•	significant deterioration in external market indicators of credit risk for a particular financial instrument.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk, based on all of the following: (i) the financial instrument has a low risk of default in accordance with either internal or external credit ratings; (ii) the borrower has a strong capacity to meet its contractual cash flow

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial assets (continued)

Significant increases in credit risk (continued)

obligations in the near term; and (iii) adverse changes in economic and business conditions in the long term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that each criterion is capable of identifying a significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables and other assets that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the counterparty; or

•

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group) or partially.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as default or past due event;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no reasonable expectation of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit and loss.

Measurement and recognition of expected credit losses

At the reporting date, an allowance is required for the 12-month (Stage 1) ECL. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit-impaired (Stage 3), an allowance (or provision) should be recognised for the lifetime ECL.

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial assets (continued)

Measurement and recognition of expected credit losses (continued)

probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date, less any collateral held.

For financial assets, the ECL is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Where lifetime ECL is measured on a collective basis to cater for cases where evidence of significant increases in credit risk at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

•	nature of financial instruments; and

•	external credit ratings where available.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognises an impairment gain or loss in profit and loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognised in other comprehensive income and accumulated in the revaluation reserve, and does not reduce the carrying amount of the financial asset in the statement of financial position.

Presentation of impairment

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. Provision for credit losses related to trade and other receivables, including settlement balances and deposits paid for securities borrowed are presented on the face of the income statement.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Derecognition of financial assets (continued)

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in the income statement. In addition, on derecognition of an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is reclassified to the income statement. In contrast, on derecognition of an investment in equity instrument which the Group has elected on initial recognition to measure at FVTOCI, the cumulative gain or loss previously accumulated in the revaluation reserve is not reclassified to the income statement but is transferred to retained earnings.

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest rate method or at FVTPL.

Financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been acquired principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contact to be designated at FVTPL.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in the income statement to the extent that they are not part of a designated hedging relationship. The interest expense on structured notes designated at FVTPL is recognised in interest expense based on the implied variable market interest rate.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Financial liabilities (continued)

Financial liabilities at FVTPL (continued)

In respect of financial liabilities that are designated as at FVTPL (i.e. structured notes issued), the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in the income statement. The remaining amount of change in the fair value of the liability is recognised in the income statement. Changes in the fair value attributable to a financial liability’s credit risk that are recognised in other comprehensive income are not subsequently reclassified to the income statement. Instead, they are transferred to retained earnings upon derecognition of the financial liability.

Financial liabilities measured at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated at FVTPL, are measured subsequently at amortised cost using the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the income statement.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognised in the income statement as the modification gain or loss.

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention and ability to settle on a net basis, or to realise the assets and liabilities simultaneously.

Derivative instruments

The Group uses derivative financial instruments, such as forward currency contracts, OTC precious and base metal contracts, agriculture contracts, energy contracts and equities. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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3 Material Accounting Policy Information (continued)

(i) Financial instruments (continued)

Derivative instruments (continued)

The Group utilises the services of a Prime Broker to enter into derivative contracts that are used to hedge its structured notes issuance business. The agreement provides for net settlement of daily margin calls and in addition, should there be a default event, this would also be settled on a net basis. On this basis the Group has determined that the balance representing cash held at the Prime Broker and various derivative instruments should be shown within ‘Derivative Assets’ in the statement of financial position.

Issued debt and equity instruments

The Group applies IAS 32 Financial Instruments: Presentation to determine whether an instrument is either a financial liability (debt) or equity. Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an unconditional obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised (other than for AT1 securities) when approved for payment by the Board of Directors and treated as a deduction from equity. Distributions paid to holders of AT1 securities are shown as dividends and are treated as a deduction from equity.

Debt securities are the Group’s issued debt instruments which are comprised of hybrid financial instruments and vanilla debt instrument. Structured notes issued are hybrid financial instruments and are composed of debt components and embedded derivatives and are designated as FVTPL. Changes in fair value are recognised within net trading income except for changes related to the Group’s own credit risk which are recognised in other comprehensive income and interest related to the hybrid debt securities is presented within interest expense. Vanilla debt instruments are presented within debt securities in line with their maturity profile and have no other embedded or linked instruments.

The Group presents the hedged interest expense related to the vanilla debt instruments through interest expense.

(j) Inventories

The Group applies the broker-dealer exemption to its inventories stated in paragraph 3 of IAS 2, Inventories. The Group has physical holdings of commodities held for trading purposes. These are measured at fair value less costs to sell and relate to the recycled metals trading division.

The Group holds cryptocurrencies, both for its own account in order to generate a return, and to complement its cryptocurrency client offerings. The Group does not act as a custodian for crypto and, other than in limited circumstances, does not allow clients to provide crypto as security for client activity. The Group holds these cryptocurrencies in either a hot wallet at Fireblocks (kept online) or in cold storage at a crypto custodian (kept offline). The Group classifies cryptocurrency holdings as inventories on the statement of financial position measured at fair value less costs to sell.

The Group has holdings of carbon emission certificates held for trading purposes. These are held at fair value less costs to sell.

The cost of inventories including the changes in their fair value is recognised in the income statement within the line Net trading income.

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3 Material Accounting Policy Information (continued)

(k) Physical commodity contracts

The Group trades in physical commodity contracts for the purposes of trading. As such, these contracts meet the definition of a derivative financial instrument and therefore where outstanding at year end are recorded at fair value on the statement of financial position with changes in fair value reflected within net physical commodities income.

(l) Hedge accounting

Fair value hedge accounting

The Group manages the fixed interest rate risk on its vanilla debt instruments through interest rate and cross currency swaps as hedging instruments. The change in the fair value of the hedging instrument is recognised in the income statement as interest income and/or expense. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognised in the income statement as interest expense. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the income statement.

For fair value hedges related to items carried at amortised cost, any adjustment to the carrying value is amortised through the income statement over the remaining term of the hedge using the EIR method. The EIR amortisation may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

(m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending (securities financing transactions)

The Group enters into debt securities purchased under agreements to resell, debt securities sold under agreements to repurchase, stock (equities) borrowed transactions, and stock (equities) loaned transactions primarily to meet counterparty needs under matched book principal strategies.

These transactions are accounted for as collateralised financing transactions and are recorded at their amortised cost. In connection with these agreements and transactions, it is the Group’s policy to receive or pledge cash or securities to collateralise such agreements and transactions in accordance with contractual arrangements. The Group monitors the fair value of its collateral on a daily basis, and the Group may require counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged. Interest income and interest expense is recognised over the life of the arrangements and is recorded in the income statement as applicable. The carrying amounts of these transactions approximate fair value due to their short-term nature and the level of collateralisation.

The securities are included on the statement of financial position as the Group retains substantially all of the risks and rewards of ownership. Consideration received is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss. The difference between the consideration received and the fixed price in the future is treated as interest and recognised over the life of the agreements using the effective interest rate method.

Non-cash collateral

As noted for the securities financing transactions the collateral received and paid are not in the form of cash, this is also true of the collateral received and paid for the new Prime Services business acquired on 1 December 2023. This collateral is governed by the terms of business, the Group is able to repledge or sell the collateral to the prime brokers. As such the non-cash collateral will not be

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3 Material Accounting Policy Information (continued)

(m) Reverse repurchase agreements, repurchase agreements, stock borrowing and stock lending (securities financing transactions) (continued)

Non-cash collateral (continued)

recorded on the Group’s balance sheet instead remaining on the counterparty’s balance sheet. The Group monitors the fair value of its collateral on a daily basis, and the Group may require its counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged. Interest income and expense is recognised over the life of the arrangements and is recorded within the income statement as applicable.

(n) Cash and cash equivalents

The Group considers cash held at banks and all highly liquid investments not held for trading purposes, with original or acquired maturities of 90 days or less, including certificates of deposit, to be cash and cash equivalents. Cash and cash equivalents not deposited with or pledged to broker-dealers, clearing organisations, counterparties or segregated under federal or other regulations is recognised on the statement of financial position.

Pursuant to the requirements of the Commodity Exchange Act and Commission Regulation 30.7 of the U.S. Commodity Futures Trading Commission (‘CFTC’) in the U.S. the Markets in Financial Instruments Implementing Directive 2006/73/EC underpinning the Client Asset (‘CASS’) rules in the Financial Conduct Authority (‘FCA’) handbook in the U.K. and the Securities & Futures Act in Singapore, funds deposited by clients relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated or secured client accounts. Additionally, in accordance with rule 15c3-3 of the Securities Exchange Act of 1934, the Group maintains separate accounts for the exclusive benefit of securities clients and proprietary accounts of broker dealers. Rule 15c3-3 requires the Group to maintain special reserve bank accounts for the exclusive benefit of securities clients and the proprietary accounts of broker dealers. The deposits in segregated client accounts and the special reserve bank accounts are not commingled with Group funds. Under the FCA’s rules certain categories of clients may choose to opt-out of segregation.

(o) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 36.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision on the original estimates, if any, is recognised in profit and loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

For cash-settled share-based payments, a liability is recognised for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in the income statement for the year.

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4 Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, the Directors are required to make judgements, estimates and assumptions that affect the reported carrying amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and reasonable under the circumstances.

Estimates and assumptions are reviewed on an ongoing basis and revisions to accounting estimates are recognised in the period an estimate is revised. The following critical accounting judgement has been applied in the preparation of these financial statements:

Probability of a liquidity event

The Group has issued growth shares, growth share options, nil cost options and warrants under previous share based payment awards for which redemption or exercise is contingent upon the occurrence of a liquidity event (defined as a sale, initial public offering or liquidation). Management have reviewed the IFRS considerations necessary to assess whether as at 31 December 2023, a liquidity event was probable. The assessment considered factors such as the progress of the planned initial public offering, previous historical experience with planned liquidity events and external factors impacting the occurrence of a liquidity event. Considering the high level of uncertainty around the number of factors that are outside of the control of the Group and senior management, Management have concluded that a liquidity event was not probable at the period end date.

Key sources of estimation uncertainty are as follows.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate both the future revenue from the cash generating unit and a suitable discount rate in order to calculate the present value.

A number of factors, many of which the Group has no ability to control, could cause actual results to differ from the estimates and assumptions employed. These factors include:

•	a prolonged global or regional economic downturn;

•	a significant decrease in the demand for the Group’s services;

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator; and

•	successful efforts by our competitors to gain market share in our markets.

Where the actual future revenues are less than expected, or changes in facts and circumstances which result in a downward revision of future cash flows or an upward revision of the discount rate, a material impairment loss or a further impairment loss may arise.

The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around the discount rates, revenue growth rates and terminal growth rates. The value in use calculation uses the cash flows inferred from budgets or achieved during the period and applies the assumptions above to create a discounted cash flow model. The cash flows do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used as well as the growth rates both growth and terminal. These estimates are most relevant to the testing both growth and terminal. These estimates are most

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4 Critical accounting judgements and key sources of estimation uncertainty (continued)

relevant to the testing of goodwill for impairment. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12.

5 Revenue

Revenues within the scope of IFRS 15 are presented as commission and fee income in the income statement.

Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.

The below disaggregation shows the revenue by each of the five operating segments. The substantial majority of the Group’s performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognised over time is not material.

2023	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments Solutions $m	Corporate $m	Total $m
Commission and fee income	825.1	506.8	10.5	—	—	1,342.4
Commission and fee expense	(588.9)	(33.4)	(15.2)	—	—	(637.5)

Net commission income/(expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/(expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Interest income/(expense)	232.9	8.7	(3.9)	—	(116.1)	121.6
Inter-segmental funding allocations	(96.7)	(2.7)	(27.0)	(37.6)	164.0	—

Net interest income/(expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7

Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6

2022 (Restated1)	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments Solutions $m	Corporate $m	Total $m
Commission and fee income	424.7	220.7	5.6	—	—	651.0
Commission and fee expense	(280.0)	(13.6)	(5.6)	—	—	(299.2)

Net commission income/(expense)	144.7	207.1	—	—	—	351.8
Net trading income/(expense)	—	18.4	179.1	128.2	(0.4)	325.3
Interest income/(expense)	70.6	6.1	(1.4)	—	(45.9)	29.4
Inter-segmental funding allocations	(15.3)	(0.9)	(9.7)	(28.2)	54.1	—

Net interest income/(expense)	55.3	5.2	(11.1)	(28.2)	8.2	29.4
Net physical commodities income	—	—	4.6	—	—	4.6

Revenue	200.0	230.7	172.6	100.0	7.8	711.1

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5 Revenue (continued)

2021 (Restated1)	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments Solutions $m	Corporate $m	Total $m
Commission and fee income	378.0	190.9	4.8	—	—	573.7
Commission and fee expense	(266.8)	(11.2)	(5.8)	—	—	(283.8)

Net commission income/(expense)	111.2	179.7	(1.0)	—	—	289.9
Net trading income	0.5	11.8	132.6	94.9	0.1	239.9
Interest income/(expense)	14.1	0.1	(0.4)	—	(17.1)	(3.3)
Inter-segmental funding allocations	(5.9)	—	(5.2)	(6.1)	17.2	—

Net interest income/(expense)	8.2	0.1	(5.6)	(6.1)	0.1	(3.3)
Net physical commodities income	—	—	15.0	—	—	15.0

Revenue	119.9	191.6	141.0	88.8	0.2	541.5

1)	The Group changed its reporting segments during 2023; as such segment information for the comparative periods have been restated. Refer to note 6 segmental analysis for further detail.

Clearing provides connectivity between clients, exchanges and clearing houses across four principal markets: metals, agriculture, energy and financial products.

Agency and Execution provides services primarily across two core markets: energy and financial securities. Revenue for 2023 can be split as follows: energy $219.8m (2022: $140.4m, 2021: $138.7m) and financial securities $319.8m (2022: $88.7m, 2021: $52.9m).

Market Making operates within four principal markets: metals, agriculture, energy and financial securities. Revenue for 2023 can be split as follows: metals $69.3m (2022: $88.7m, 2021: $68.8m), agriculture $27.5m (2022: $20.3m, 2021: $35.9m), energy $31.6m (2022: $52.1m, 2021: $25.8m) and financial securities $25.6m (2022: $11.5m, 2021: $10.5m).

Hedging and Investment Solutions provides high quality bespoke hedging and investment solutions across two core markets: hedging solutions and financial products. Revenue for 2023 can be split as follows: hedging solutions $62.0m (2022: $52.4m, 2021: $31.9m) and financial products $66.1m (2022: $47.6m, 2021: $56.9m).

Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges, Revenue for 2023 are $47.5m (2022: $7.8m, 2021: $0.2m).

Contract assets

There were no assets that meet the definition of a contract asset as at 31 December 2023 (2022: $nil).

6 Segmental Analysis

Operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance

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6 Segmental Analysis (continued)

and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies.

Adjusted operating profit/(loss) is the segments performance measure and excludes income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below.

During 2023, the Group changed its internal reporting. Previously the Group did not include a Corporate segment as a separately reportable segment. The Group's Executive Committee responsible for allocating resources and assessing performance now receives information which incorporates a Corporate segment. The Corporate segment represents the central functions of the Group grouping together the income and costs relating to finance, treasury, tax, IT, risk, compliance, legal, marketing, human resources and executive management. Also, as part of the changes in internal reporting, there were some minor reallocation of desks between the segments. Prior years segment information has been restated accordingly.

For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows:

•

Clearing — the interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets across different geographies.

•

Agency and Execution — The Group matches buyers and sellers on an agency basis by facilitating price discovery primarily across energy and financial securities markets. The Agency and Execution segment primarily generates revenue on a commission per trade basis without material credit or market risk exposure. In addition to listed products that trade directly on exchanges, many of the Group’s markets are traded on an OTC basis.

•

Market Making — The Group acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.

•

Hedging and Investment Solutions — The Group offers bespoke hedging and investment solutions to its clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.

•

The Corporate segment includes the Group’s control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, this is charged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources. Interest Income is derived from interest on in-house cash balances. The adjusted operating loss includes the expenses related to costs of the functions that are not recovered from the operating segments and corporate costs.

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6 Segmental Analysis (continued)

Segment information for the year ended 31 December 2023:

2023	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments solutions $m	Corporate $m	Total $m
Net commission income/(expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/(expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Interest income/(expense)	232.9	8.7	(3.9)	—	(116.1)	121.6
Inter-segmental funding allocations[1]	(96.7)	(2.7)	(27.0)	(37.6)	164.0	—

Net interest income/(expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7

Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6

Adjusted operating profit/(loss)	185.0	71.9	33.3	33.8	(94.0)	230.0

Other segment information
Compensation and benefits	(88.2)	(368.1)	(72.7)	(51.0)	(190.3)	(770.3)
Depreciation and amortisation	(0.3)	(0.8)	(0.3)	(0.3)	(25.4)	(27.1)

[1]

The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Segment information for the year ended 31 December 2022:

2022 Restated	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments solutions $m	Corporate $m	Total $m
Net commission income/(expense)	144.7	207.1	—	—	—	351.8
Net trading income/(expense)	—	18.4	179.1	128.2	(0.4)	325.3
Interest income/(expense)	70.6	6.1	(1.4)	—	(45.9)	29.4
Inter-segmental funding allocations	(15.3)	(0.9)	(9.7)	(28.2)	54.1	—

Net interest income/(expense)	55.3	5.2	(11.1)	(28.2)	8.2	29.4
Net physical commodities income	—	—	4.6	—	—	4.6

Revenue	200.0	230.7	172.6	100.0	7.8	711.1

Adjusted operating profit/(loss)	77.5	23.4	66.5	27.8	(73.5)	121.7

Other segment information
Compensation and benefits	(55.8)	(162.3)	(75.3)	(40.9)	(104.3)	(438.6)
Depreciation and amortisation	(0.3)	(0.2)	(0.3)	(0.1)	(12.9)	(13.8)

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6 Segmental Analysis (continued)

Segment information for the year ended 31 December 2021:

2021 Restated	Clearing $m	Agency and Execution $m	Market Making $m	Hedging and Investments solutions $m	Corporate $m	Total $m
Net commission income/(expense)	111.2	179.7	(1.0)	—	—	289.9
Net trading income	0.5	11.8	132.6	94.9	0.1	239.9
Interest income/(expense)	14.1	0.1	(0.4)	—	(17.1)	(3.3)
Inter-segmental funding allocations	(5.9)	—	(5.2)	(6.1)	17.2	—

Net interest income/(expense)	8.2	0.1	(5.6)	(6.1)	0.1	(3.3)
Net physical commodities income	—	—	15.0	—	—	15.0

Revenue	119.9	191.6	141.0	88.8	0.2	541.5

Adjusted operating profit/(loss)	38.1	24.0	52.2	31.8	(66.5)	79.6

Other segment information
Compensation and benefits	(45.2)	(135.4)	(60.9)	(38.0)	(79.7)	(359.2)
Depreciation and amortisation	(0.3)	(0.2)	(0.4)	—	(9.4)	(10.3)

Reconciliation of total segments adjusted operating profit to the Group’s profit before taxation per the income statement:

	2023 $m	2022 $m	2021 $m
Total segments adjusted operating profit	230.0	121.7	79.6
Goodwill impairment charges(a)	(10.7)	(53.9)	—
Acquisition costs(b)	(1.8)	(11.5)	—
ED&F Capital Markets division - bargain purchase gains(c)	0.3	71.6	—
Owner fees(d)	(6.0)	(3.4)	(2.0)
Amortisation of acquired brands and customer lists(e)	(2.1)	(1.7)	(1.0)
Activities in relation to shareholders(f)	(3.1)	(0.5)	—
IPO preparation costs(g)	(10.1)	(0.7)	(6.7)

Profit before tax	196.5	121.6	69.9

(a)

2023 relates to the impairment charge recognised for Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue. 2022 relates to the impairment charge recognised for the OTC Energy CGU largely due to declining budgeted performance and macroeconomic factors, such as high inflation and interest rates. See note 12 for further details.

(b)	Costs such as legal fees, incurred in relation to the business acquisitions of ED&F Man Capital Markets division, OTCex SA Group and Cowen’s Prime Services and Outsourced Trading business.
(c)	A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
(d)

Owner fees relate to management services to parties associated with the ultimate controlling party based on a percentage of the Group’s profitability. These fees will no longer apply once the Group is listed.

(e)	This represents the amortisation charge for the year of acquired brands and customers lists.
(f)

Primarily comprise of dividend like contributions made to participants within the share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists. Given the increase of the balance in 2023, it has been reclassified out of the line item and now presented separately.

(g)	This represents IPO related costs, which include consulting, legal and audit fees.

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6 Segmental Analysis (continued)

The Group’s revenue and non-current assets by subsidiary company’s country of domicile is as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers’ revenue is recorded. Non-current assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue			Non-current assets
	2023 $m	2022 $m	2021 $m	2023 $m	2022 $m
United Kingdom	607.2	414.4	361.5	234.7	194.5
United States	422.0	238.1	120.2	46.3	47.1
Rest of the world	215.4	58.6	59.8	12.0	7.0

Total	1,244.6	711.1	541.5	293.0	248.6

The balances in Rest of the world mainly consist of those from countries in Europe and the Asia-Pacific region, none of which are individually material for separate disclosure.

Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets, investments, and investment in associate.

7 Interest income and expense

	2023 $m	2022 $m	2021 $m

Interest income
Financial institutions(1)	242.0	106.1	13.1
Exchanges(2)	235.0	27.2	—
Securities(3)	97.5	51.0	—
Clients(4)	17.3	10.1	10.0

	591.8	194.4	23.1

Interest expense
Clients(5)	(194.8)	(19.9)	(0.5)
Borrowings and debt issued(6)	(179.8)	(59.7)	(18.6)
Exchanges(7)	(26.1)	(28.9)	(6.4)
Securities(8)	(67.1)	(55.5)	—
Lease interest expense	(2.4)	(1.0)	(0.9)

	(470.2)	(165.0)	(26.4)

Net interest income/ (expense)	121.6	29.4	(3.3)

1.	Interest income from financial institutions includes interest earned from banks from cash and cash equivalents on client money (see note 33) and the Group’s own cash and cash equivalents.
2.

Interest income from deposits placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest income is calculated using a deposit rate linked to the benchmark interest rates.

3.	Securities interest income arises from securities purchased under agreements to resell repurchase and stock borrowing activities.
4.	Interest income from clients is the result of credit lines offered to clients.
5.	Interest expense includes interest paid to clients on cash deposited with the Group by clients.
6.

Interest expense from debt securities includes the interest component on structured notes and the coupons for the EMTN issuance Interest expense from EMTN notes was $33.4m (2022: $nil, 2021 $nil) and interest expense on structured notes is $142.2m (2022:$55.1m, 2021: $16.2m). Structured notes are measured at fair value through profit or loss

7.

Interest expense from balances placed at exchanges, clearing houses, and intermediary brokers placed at these counterparties to facilitate transactional activity. Interest expense is calculated using an internal deposit rate linked to the benchmark interest rates.

8.	Securities interest expense arises from securities sold under agreements to repurchase and stock lending activities.

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8 Compensation and benefits

	2023 $m	2022 $m	2021 $m
Wages and salaries	680.0	382.5	325.7
Share-based compensation expense	20.3	16.7	1.2
Employer’s national insurance contributions and similar taxes	43.2	26.7	21.4
Short-term monetary benefits	15.6	7.3	7.1
Defined contribution pension cost	8.9	3.8	2.6
Apprenticeship levy	0.7	0.4	0.3
Redundancy payments	1.6	1.2	0.9

Total staff costs	770.3	438.6	359.2

As at 31 December 2023, there were contributions totaling $1.6m (2022: $1.2m, 2021: $0.5m) payable to the defined contribution pension scheme by the Group.

9 Other expenses

	2023 $m	2022 $m	2021 $m
Professional fees	61.4	44.1	29.9
Non-trading technology and support	45.8	36.7	24.4
Trading systems and market data	54.6	25.2	16.9
Occupancy and equipment rental	23.0	11.8	11.4
Travel and business development	20.6	10.2	3.7
Communications	7.4	8.1	7.7
Bank costs	5.4	4.1	3.3
Owner fees	6.0	3.4	2.0
VAT (irrecoverable)	2.7	1.7	1.5
Other	10.5	2.5	2.7

Total other expenses	237.4	147.8	103.5

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PURSUANT TO 17 C.F.R. SECTION 200.83

10 Tax

(a) Tax expense

	2023 $m	2022 $m	2021 $m
Current tax
UK corporation tax on profit for the year	38.9	19.0	14.7
Foreign corporation tax on profit for the year	23.1	4.8	1.4

Total UK and Foreign corporation tax	62.0	23.8	16.1

Adjustment in respect of prior years:
UK corporation tax	0.9	0.8	0.2
Foreign corporation tax	1.0	(0.1)	—

Total adjustments in respect of prior years	1.9	0.7	0.2

Deferred tax
Origination and reversal of temporary differences	(9.3)	(1.0)	(1.7)
Adjustment in respect of prior years - other	0.6	(0.1)	(1.2)

	(8.7)	(1.1)	(2.9)

Tax expense for the year	55.2	23.4	13.4

Deferred tax charge relating to items recognised in OCI
Items that may be reclassified subsequently to profit and loss	0.3	0.5	—
Items that will not be recycled to profit and loss	(1.4)	(1.5)	0.3

	(1.1)	(1.0)	0.3

Deferred tax expense relating to items recognised in Equity	(2.4)	—	—

(b) Reconciliation between tax expense and profit before tax

The Group’s reconciliation between the tax expense and profit before tax is based on its domestic UK tax rate. The tax assessed for the year is higher (2022: higher, 2021: higher) than the standard rate of corporation tax in the UK of 23.50% (2022: 19.0%, 2021:19.0%). This is driven by material non-deductible acquisition and IPO preparation expenses incurred during the year, non deductible goodwill adjustments and prior year adjustments booked in respect of 2022 tax returns filed during the year. This is offset by deductions taken in respect of the Group’s AT1 securities issuance in June 2022. Under IAS12, whilst the coupon on the AT1 is taken to equity, the related tax relief is recognised in profit and loss which generates a material tax reconciling item. The headline rate of UK corporation tax increased from 19% to 25% on 1 April 2023 which results in a blended effective rate of 23.50% for the year and 25% for future periods.

The Group’s future tax expense will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions in which the Group operates. In particular, the Group is closely monitoring developments in relation to Pillar Two of the OECD Base Erosion and Profit Shifting Project around a global minimum tax rate of 15%. In December 2021, the OECD released the Pillar Two model rules, also referred to as the ‘Global Anti-Base Erosion’ or ‘GLOBE’ rules. Several jurisdictions in which the Group operates have adopted the OECD rules including the UK and France who have both transposed the rules into their respective tax legislation effective for years beginning on or after 31 December 2023. The Group is expected to meet the criteria to be subject to these rules. The Group currently has trading operations in the following low tax jurisdictions with an IAS 12 Effective Tax Rate (ETR) below 15%: Ireland and the UAE. Ireland and the UAE are both subject to tax at a headline rate of less than 15% however in 2023 these operations did not form a material part of the overall Group revenue. As such, at this time and as currently drafted, it

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10 Tax (continued)

(b) Reconciliation between tax expense and profit before tax (continued)

is not expected that the rules will have a material impact on the Group, although there will be an additional compliance burden at Group level as a result of their introduction.

The Group has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

	2023 $m	2022 $m	2021 $m

Profit before tax	196.5	121.6	69.9

Expected tax expense based on the standard rate of corporation tax in the UK of 23.50% (2022 and 2021: 19.00%)	46.2	23.1	13.3
Explained by:
Effect of foreign tax rates	0.7	1.0	(0.5)
Income not subject to tax	(0.7)	(0.2)	—
Expenses not deductible for tax purposes	4.7	4.2	1.6
Non (taxable)/deductible goodwill adjustments	2.5	(2.3)	—
Movements in deferred tax not recognised	2.9	(1.0)	0.1
Deductible payments on AT1 securities	(3.1)	(1.3)	—
Tax rate change	(0.5)	(0.8)	—
Prior year adjustments	2.5	0.7	(1.1)

Tax expense for the year	55.2	23.4	13.4

11 Dividends paid and proposed

Dividends of $45.0m were paid to ordinary shareholders during the year ended 31 December 2023 (2022: $nil, 2021: $20.0m). Dividends per weighted number of shares amount to $0.22 (2022: $nil, 2021: $0.15). No dividend has been proposed at the year end (2022: $nil, 2021: $nil).

Refer to note 29 for dividends paid to holders of Additional Tier 1 securities.

12 Goodwill

	2023 $m	2022 $m

Cost
At 1 January	220.4	219.9
Additions during the year	18.8	0.5

Cost at 31 December	239.2	220.4
Impairment losses at 1 January	(64.9)	(11.0)
Impairment of Energy CGU	—	(53.9)
Impairment of Volatility Performance Fund S.A.	(10.7)	—

Net book value at 31 December	163.6	155.5

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12 Goodwill (continued)

(a) Goodwill impairment testing

For the purpose of impairment testing, goodwill has been allocated to the CGUs which represent the level at which goodwill is monitored and managed:

	2023 $m	2022 $m

Group goodwill by CGU:
Energy	83.7	78.4
CSC Commodities UK Limited	20.6	20.6
Agriculture	11.4	11.4
Volatility Performance Fund S.A.	—	10.7
Rosenthal Collins Group	10.5	10.5
Volcap Trading Partners Limited	7.8	7.8
X-Change Financial Access LLC	6.1	6.1
Recycled Metals	4.6	4.2
ProTrader	3.3	3.3
Marex Spectron Europe Limited	2.0	2.0
Arfinco S.A.	0.5	0.5
OTCex SA Group	12.5	—
Cowen’s Prime Services and Outsourced Trading Business	0.6	—

As at 31 December	163.6	155.5

The Group performed the annual impairment test as at 1 October 2023 and 30 September 2022. Between annual tests the Group reviews each CGU for impairment triggers that could adversely impact the valuation of the CGU and, if necessary, undertakes additional impairment testing. In assessing whether an impairment is required, the carrying value of the CGU is compared with the recoverable amount, which is determined by calculating both the fair value less cost of disposal (‘FVLCD’) and the value in use (‘VIU’). The higher of these two amounts is compared with the carrying value of the CGU. If either the VIU or the FVLCD is higher than the carrying value, no impairment is necessary.

During the year the acquisition of OTCex Group companies (HPC SA, OTCex Hong Kong, OTCex LLC) and Cowen’s Prime Services and Outsourced Trading business generated goodwill amounting to $12.5m and $0.6m, respectively.

During 2023, the Group renamed the former CGU, Tangent Trading Holdings Limited, to Recycled Metals. This accommodated the acquisition of Global Metals Network Limited (‘GMN’), the recycled metals market maker based in Hong Kong. Therefore, the increase in goodwill of $0.4m associated with the Recycled Metals CGU relates solely to the acquisition of GMN.

Furthermore, the Group recorded additional goodwill of $5.3m during 2023 within the Energy CGU related to the initial purchase price allocation for the acquisition of Eagle Energy Brokers LLC (‘Eagle’).

An impairment of goodwill was recorded during the year. The impairment charge was recognised against Volatility Performance Fund S.A. CGU (‘VPF’). VPF’s projected future net revenues as well as the growth assumptions were based upon the most recent performance. Notwithstanding a good overall performance in 2022, 2023 proved to be a particularly challenging year for the VPF Fund, ultimately resulting in a loss. The recoverable amount of VPF of $6.4m based on its VIU was determined to be lower than its carrying value of $17.1m and an impairment charge of $10.7m was recognised due to the combination of projected performance and macroeconomic factors.

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12 Goodwill (continued)

(a) Goodwill impairment testing (continued)

As at 31 December 2023, the review of the indicators of impairment did not require any further testing.

(b) Key assumptions

•

The fair value less cost of disposal is determined by applying a price earnings multiple to the post-tax earnings of each CGU arising in the period and for the effect of any organisational changes to the CGU. The price earnings multiples applied are derived from comparable peer companies.

•

Comparable peers are those against whom our stakeholders evaluate our performance, whilst the price earnings multiples are obtained from third party market data providers. The provision of data from third party data sources, such as Bloomberg, would suggest that this data and therefore any valuation conducted using this data would contain only observable market data. However, management applies a level of judgement in the application of this data and in determining the price earnings multiple.

•

In assessing the VIU, a discounted cash flow model is used covering a 5 year projected period, which drives the valuation of the CGUs. VIU was calculated using post-tax discount rates and post-tax cash flows. An equivalent pre-tax discount rate was determined. Future projections are based on the most recent financial projections considered by the Board of Directors as at the valuation date which are used to project post-tax cash flows for the next 5 years. After this period a steady cash flow is used to derive a terminal value for the CGU.

•	The stable terminal growth rate of all CGUs was expected to be 2% and has been used to approximate an inflationary increase.

•

Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the market assessment of the weighted average cost of capital derived from observable inputs at the valuation date.

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12 Goodwill (continued)

(b) Key assumptions (continued)

The following inputs represent key assumptions for each CGU in 2023:

CGU:	Valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate
Energy	12.9%	35.5%	0.8%	(8.9%)	(52.3%)
CSC Commodities UK Limited	12.9%	16.7%	3.2%	1.0%	(2.1%)
Agriculture	12.9%	43.2%	2.4%	(10.2%)	(157.2%)
Volatility Performance Fund S.A	9.7%	4.9%	3.2%	8.7%	5.8%
Rosenthal Collins Group	11.1%	150.8%	1.2%	0.2%	n.m. [1]
Volcap Trading Partners Limited	12.9%	42.2%	3.2%	(11.6%)	(132.3%)
X-Change Financial Access LLC	11.0%	17.6%	2.0%	(0.5%)	(4.9%)
Recycled Metals	12.9%	14.1%	3.2%	3.4%	0.7%
ProTrader	13.0%	345.5%	1.8%	(3.1%)	n.m. [1]
Marex Spectron Europe Limited	9.0%	19.8%	3.2%	2.5%	(15.5%)
Arfinco S.A.	9.7%	12.0%	2.4%	1.3%	(0.1%)
OTCex SA Group	10.3%	11.4%	3.2%	3.1%	1.0%
Cowen’s Prime Services and Outsourced Trading Business	10.5%	19.8%	3.3%	0.9%	(11.0%)

[1]	not meaningful

The other assumption for the VIU calculation is that total direct costs are expected to grow by 3.2% over the 5 year projected period for all CGUs, with the exception of Cowen’s Prime Services and Outsourced Trading Business and OTCex SA Group, where total direct costs are expected to grow by only 1.1% and 2.2%, respectively; driven by inflation in the near term.

The following inputs represent key assumptions for each CGU in 2022:

CGU:	Valuation discount rate	Breakeven discount rate	Valuation revenue growth rate	Breakeven revenue growth rate	Breakeven terminal value growth rate
Energy[2]	14.6%	n.m.	0.8%	n.m.	n.m.
CSC Commodities UK Limited	14.5%	24.6%	4.7%	(1.5)%	(12.0)%
Agriculture	14.5%	49.3%	2.4%	(14.3)%	(1115.5)%
Volatility Performance Fund S.A.	9.9%	13.4%	5.0%	2.9%	(3.3)%
Rosenthal Collins Group (‘RCG’)	11.1%	15.3%	4.0%	1.8%	(2.6)%
Volcap Trading Partners Limited	14.5%	31.6%	3.2%	(6.3)%	(30.5)%
X-Change Financial Access LLC	11.6%	34.5%	2.0%	(2.7)%	(34.0)%
Recycled Metals	14.5%	35.7%	2.7%	(7.0)%	(49.4)%
ProTrader	14.3%	27.1%	7.9%	3.8%	(18.4)%
Marex Spectron Europe Limited	11.6%	13.4%	6.0%	5.0%	(0.2)%
Arfinco S.A.	13.9%	26.7%	3.2%	(9.4)%	(14.1)%

The impact on future cash flows resulting from falling growth rates does not reflect any management actions that would be taken.

[2]	In 2022 an impairment charge of $53.9m was recognised in relation to the Energy CGU. As a result the breakeven rates have not been considered relevant and therefore have not been disclosed.

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13 Intangible assets

	Customer Relationships[1] $m	Brands $m	Software $m	Total $m
Cost
At 1 January 2022	14.3	0.9	19.4	34.6
Additions on acquisitions	3.2	0.1	1.1	4.4
Additions	—	—	5.8	5.8
Disposals	—	(0.7)	—	(0.7)

At 31 December 2022	17.5	0.3	26.3	44.1
Additions on acquisitions	32.1	1.8	0.2	34.1
Additions	—	—	3.1	3.1
Disposals	—	—	(0.1)	(0.1)

At 31 December 2023	49.6	2.1	29.5	81.2

Impairment losses and amortisation
At 1 January 2022	1.7	0.1	11.3	13.1
Amortisation charge	1.6	0.1	3.8	5.5
Disposals	—	(0.1)	—	(0.1)

At 31 December 2022	3.3	0.1	15.1	18.5
Amortisation charge	2.1	—	4.6	6.7

At 31 December 2023	5.4	0.1	19.7	25.2

Net book value
At 31 December 2023	44.2	2.0	9.8	56.0

At 31 December 2022	14.2	0.2	11.2	25.6

1. Customer relationships, with a net book value of $44.2m (2022: $14.2m), mainly relate to the acquisitions of RCG $2.0m (2022: $2.4m), Volcap $4.2m (2022: $4.8m), XFA $3.5m (2022: $4.0m), Eagle Commodities $5.2m (2022: $nil), Cowen’s Prime Service and Outsourced Trading Business $24.4m (2022: $nil) and GMN $2.6m (2022: $nil). The remaining amortisation periods are 5.25 years for RCG, 7.75 years for Volcap, 7 years for XFA, 9.4 years for Eagle, 10 years for Cowen’s Prime Service and Outsourced Trading Business and 9.4 years for GMN.

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14 Property, plant and equipment

	Leasehold improvements $m	Computer equipment & other hardware $m	Furniture, fixtures and fittings $m	Total $m
Cost
At 1 January 2022	7.5	22.3	4.6	34.4
Additions on acquisitions	5.3	0.6	1.2	7.1
Additions	1.1	2.2	0.3	3.6

At 31 December 2022	13.9	25.1	6.1	45.1
Additions on acquisitions	0.5	0.2	0.6	1.3
Additions	3.7	3.5	1.8	9.0

At 31 December 2023	18.1	28.8	8.5	55.4

Depreciation
At 1 January 2022	6.3	20.2	4.0	30.5
Charge for the year	0.5	2.1	0.2	2.8

At 31 December 2022	6.8	22.3	4.2	33.3
Charge for the year	1.5	2.4	1.6	5.5

At 31 December 2023	8.3	24.7	5.8	38.8

Net book value
At 31 December 2023	9.8	4.1	2.7	16.6

At 31 December 2022	7.1	2.8	1.9	11.8

Property, plant and equipment is measured at cost less accumulated depreciation and impairment. Depreciation of property, plant and equipment begins when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset’s estimated useful life. The estimated useful economic lives of the Group’s property, plant and equipment are:

Leasehold improvements	over the remaining length of the lease or
5 years straight-line, where appropriate

Computer equipment & other hardware	2 to 5 years straight-line

Furniture, fixtures and fittings	2 to 5 years straight-line

15 Investments

	2023 $m	2022 $m
Cost
At 1 January	16.4	8.9
Additions	0.2	8.1
Revaluation of investments held at FVTOCI	—	(0.6)
Change in value of investments held at FVTPL	(0.4)	—

At 31 December	16.2	16.4

Listed investments	10.7	10.5
Unlisted investments	5.5	5.9

At 31 December	16.2	16.4

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15 Investments (continued)

Investments comprise shares and seats held in clearing houses which are deemed relevant to the Group’s trading activities and are classified as FVTOCI financial assets and recorded at fair value, with changes in fair value reported in equity within the revaluation reserve. The fair value for these investments are based on valuations as disclosed in note 32.

16 Investment in an associate

During 2023 the Group redeemed its investment in Cambridge Machines Gemini Fund Limited (the ‘Fund’). The Fund assesses investment opportunities in the global futures markets using Bayesian statistical methods. The Fund was incorporated in the Isle of Man and is a private entity that is not listed on any public exchanges. The Group’s interest in the Fund was accounted for using the equity method and was not consolidated as the Group did not have control over the Fund because the shares the Group held did not have voting rights. The following table illustrates the summarised financial information of the Group’s investment in the Fund:

	2023 $m	2022 $m
At 1 January	5.6	5.9
Profit / (loss) recognised in income statement	0.8	(0.3)
Proceeds from redemption of shares	(6.4)	—

At 31 December	—	5.6

	Share of net assets $m	Share of net assets $m
Current assets	—	10.4
Current liabilities	—	(0.3)

Equity	—	10.1

Share in equity	—%	55.8%

Carrying amount of the investment	—	5.6

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17 Business combinations

(a) Acquisition of OTCex SA Group companies

On 1 February 2023, the Group acquired 100% of the share capital of the entities engaged in voice brokerage within OTCex SA Group companies (HPC SA, OTCex Hong Kong, OTCex LLC). The acquisition of the three companies was accounted for as a single acquisition under IFRS 3. The acquisition expanded the capabilities and geographical reach of the capital markets business.

	FX rate	2023 $m
Cash consideration (€54,800,000)	1.0864 €/	$59.6

Contingent consideration		3.7

Total consideration		63.3

Fair value of identifiable net assets:
Property, plant and equipment		1.3
Intangible assets		1.7
Right-of-use assets		6.3
Cash and cash equivalents		29.8
Trade and other receivables		70.2
Trade and other payables		(51.7)
Lease liabilities		(6.3)
Taxes		(0.3)
Deferred tax liability		(0.2)

Total fair value of identifiable assets and liabilities		50.8

Goodwill		12.5

Intangible assets

Intangible assets acquired as part of the transaction consists of the HPC ($1.0m) and OTCex ($0.7m) brands.

Trade and other receivables

Trade and other receivables consist of trade receivables of $58.9m and other debtors of $11.3m. The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $58.9m.

Contribution to the Group’s results

OTCex contributed $139.6m revenue and a profit before tax of $0.3m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of OTCex had been completed on the first day of the financial year, Group revenue for the year would have increased by $151.2m and Group profit before tax would have increased by $0.1m.

Consideration

The consideration paid is split between the net asset value of the acquisition balance sheets of the entities being purchased of $48.9m (€45.0m), a premium $10.7m (€9.8m) and contingent consideration. As the contingent consideration is calculated as a specific percentage of earnings of the acquired business for the four-year period following the acquisition date, it is not possible to estimate a range as the contingent consideration is based upon earnings which could be uncapped as the earnings of the business are not capped. The fair value of the contingent consideration was $5.0m (€4.6m) at the acquisition date. This represented the Group’s estimate of the present value of the cash outflows and based on the best estimate of the profit levels of the acquired business after combination. At year end,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17 Business combinations (continued)

(a) Acquisition of OTCex SA Group companies (continued)

Consideration (continued)

the deferred contingent consideration credit was revalued downwards by $1.3m (€1.2m) to $3.7m (€3.4m) as a result of the post acquisition performance of the acquired entities not meeting the required hurdle rate in the first year. This reduction in the contingent consideration liability has been recognised as a reduction in the value of goodwill associated with the transaction.

Acquisition-related costs

Acquisition-related costs (included in other expenses) amounted to $0.6m.

Goodwill

The goodwill recognised on acquisition relates to expected growth and revenue synergies with the Group’s existing product and services offerings. The total amount of goodwill that is expected to be deductible for tax purposes is $1.8m.

(b) Acquisition of Global Metals Network Limited

On 1 July 2023, the Group acquired all of the share capital in Global Metals Network Limited (‘GMN’) from two private individuals for the consideration noted below. GMN is a recycled metals market maker and was purchased to augment the Group’s current recycled metals strategy and to support our clients as they transition towards a low carbon economy.

2023 $m
Cash consideration	3.4

Total consideration	3.4

Fair value of identifiable net assets:
Cash and cash equivalents	1.9
Trade and other receivables	2.3
Intangible assets	2.6
Deferred tax liability	(0.4)
Trade and other payables	(3.4)

Total fair value of identifiable assets and liabilities	3.0

Goodwill	0.4

Trade and other receivables

The fair value of trade receivables approximates to their book value.

Intangible assets

The customer list intangible assets relates to new customer relationships introduced to the Group. In addition to the new customers, the purchase brings in a well-known market maker with knowledge and expertise in the global recycled metals market.

Trade and other payables

The trade and other payables relate to trade creditors and accrued expenses.

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17 Business combinations (continued)

(b) Acquisition of Global Metals Network Limited (continued)

Contribution to the Group’s results

GMN contributed $1.4m revenue and a loss before tax of $(0.5)m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, Group revenue for the year would have increased by $2.5m and Group profit before tax would have decreased by $0.7m. GMN incurred costs of $0.3m as a result of the acquisition during the period ended 31 December 2023.

(c) Acquisition of Eagle Energy Brokers LLC

On 1 August 2023, the Group acquired all of the share capital in Eagle Energy Brokers LLC (which owns 100% of the share capital of Eagle Commodities Limited) from two private owners. Eagle Energy Brokers LLC (‘Eagle’) was purchased to augment the existing OTC energy business.

2023 $m
Cash consideration	10.7

Total consideration	10.7

Fair value of identifiable net assets:
Intangible assets	5.2
Cash and cash equivalents	1.1
Trade and other receivables	2.0
Trade and other payables	(1.5)
Deferred tax liability	(1.4)

Total fair value of identifiable assets and liabilities	5.4

Goodwill	5.3

Trade and other receivables

The fair value of trade receivables approximates to their book value. Gross contractual amounts of trade receivables are $2.0m.

Intangible assets

The customer list Intangible assets acquired consists of over 150 clients ranging from oil majors, trading houses, banks and hedge funds between the commodities and environmental businesses leading to significant ongoing revenue streams. The Group expects to benefit significantly from the acquisition of these new customer relationships while seeking synergies with other parts of the Group’s business.

Contribution to the Group’s results

Eagle contributed $5.8m revenue and a profit before tax of $0.8m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the entity had been completed on the first day of the financial year, Group revenue for the year would have increased by $12.1m and Group profit before tax would have decreased by $0.1m.

Goodwill

The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group’s existing product and services offerings.

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17 Business combinations (continued)

(d) Acquisition of Cowen

On 1 December 2023, the Group acquired the business and entities related to Cowen’s prime services and outsourced trading business (“Cowen”) from Toronto-Dominion Bank. The transaction was structured as an acquisition of trading assets in Hong Kong and the US, and all of the issued share capital of Cowen International Limited being purchased by the Company and subsidiaries of the Company. The Group acquired this business to augment the capital markets business line, adding a significant number of new clients, but increasing its client offering to prime services.

$m
Cash consideration	106.3
Consideration receivable Toronto-Dominion	(14.1)

Total consideration	92.2

Fair value of identifiable net assets:
Intangible assets	24.4
Trade and other receivables	800.7
Derivative instruments - asset	14.0
Cash and cash equivalents	56.6
Trade and other payables	(790.1)
Derivative instruments - liability	(14.0)

Total fair value of identifiable assets and liabilities	91.6

Goodwill	0.6

Receivables

Trade and other receivables represent cash amounts due from brokers and customers. The book value of amounts receivable from brokers and customers approximates fair value and is the best estimate of the contractual cash flows to be collected.

Contribution to the Group’s results

The business and the assets acquired from Cowen contributed $6.2m to Group revenue and $1.2m of profit before tax for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $112.9m and the profit before tax would have increased by $8.0m.

Acquisition-related costs

Costs directly related to the acquisition (included in other expenses) consists mainly of legal expenses totalling $1.1m.

Provisional accounting

The Group’s preliminary estimates of the fair values of the assets acquired, liabilities assumed and contingent consideration are based on information that was available at the date of the acquisition and the Group is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of acquisition.

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17 Business combinations (continued)

(d) Acquisition of Cowen (continued)

Provisional accounting (continued)

The preliminary consideration for the acquisition consisted of the fixed premium of $25.0m and the net asset value of $81.3m totalling $106.3m. The net asset value was based upon the closing balance sheet dated 31 October 2023, for a transaction that completed on 1 December 2023 and as such the Group took purchased additional assets of $2.4m owing to increases in balances due from customers, in the normal course of business during November 2023, for which additional consideration is required to be paid to Toronto-Dominion.

As per the share and asset sale and purchase agreement, the legal mechanism to true up to the final net asset value is that 120 days after the completion date (31 March 2024) both the buyer and seller agree on a completion balance sheet as at 1 December 2023 detailing the assets and liabilities that were purchased as a part of the acquisition.

As a part of this exercise, a balance of $16.5m of amounts due from customers, has been noted as having been overstated from the opening net asset value. As per the share and asset sale and purchase agreement, the shortfall will be recorded as a receivable from Toronto-Dominion Bank. The net receivable from Toronto-Dominion taking both factors above into consideration is therefore estimated to be $14.1m.

(e) Acquisition of ED&F Man Capital Markets Hong Kong Limited

On 8 February 2023, the Group acquired all of the issued share capital of ED&F Man Capital Markets Hong Kong Limited for the consideration noted below.

2023 $m
Cash consideration	1.9

Total consideration	1.9

Fair value of identifiable net assets:
Right-of-use asset	0.6
Cash and cash equivalents	2.2
Trade and other receivables	0.1
Trade and other payables	(0.2)
Lease liabilities	(0.5)

Total fair value of identifiable assets and liabilities	2.2

Bargain purchase gain	0.3

Trade and other receivables

The fair value of trade and other receivables approximates to their book value.

Acquisition-related costs

Acquisition-related costs (included in other expenses) amount to $0.1m.

Bargain purchase gain

A bargain purchase gain of $0.3m was recognised as a result of the acquisition. The transaction resulted in a gain due to the discount applied to the purchase and adjustment; the gain has been recognised within the Group’s income statement. The transaction resulted in a gain due to the desire of

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17 Business combinations (continued)

(e) Acquisition of ED&F Man Capital Markets Hong Kong Limited (continued)

Bargain purchase gain (continued)

the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

Acquisitions in 2022

(f) Acquisition of Arfinco SA

On 1 February 2022, the Group acquired all of the issued share capital of Arfinco SA (‘Arfinco’) for $3.3m. Arfinco has developed a broad offering in trade execution services for commodities futures and options.

	FX rate		2022 $m
Cash consideration (€2,929,000)	1.1271	€/	$3.3

Total consideration			3.3

Fair value of identifiable net assets:
Intangible assets			2.0
Other assets			0.8
Cash and cash equivalents			0.6
Trade and other receivables			0.4
Trade and other payables			(0.5)
Deferred tax liability			(0.5)

Total fair value of identifiable assets and liabilities			2.8

Goodwill			0.5

Identifiable net assets

On 1 February 2022, the valuation of the customer relationships of Arfinco was $1.9m and the valuation of the Arfinco brand was $61,000. These were calculated by an independent valuation specialist. They were both calculated using the excess earnings method.

Trade and other receivables

The fair value of the receivables approximates to their book value.

Acquisition-related costs

Acquisition-related costs (included in other expenses) amounted to $0.2m.

Contribution to the Group’s results

Arfinco contributed $1.6m revenue and $2.0m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $0.2m and the Group’s profit would have increased by $13,000.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17 Business combinations (continued)

(f) Acquisition of Arfinco SA (continued)

Goodwill

The goodwill recognised on acquisition related to expected growth and revenue synergies with the Group’s existing offering in trade execution services for commodities futures and options and the valuation of Arfinco’s workforce which cannot be separately recognised as an intangible asset.

(g) Acquisition of the business and selected assets of ED&F Man Capital Markets Limited

In August 2022, the Group signed a share and asset purchase agreement to acquire certain businesses of ED&F Man Capital Markets. Each acquisition was completed on different dates as approvals from competency regulatory bodies in different jurisdictions were obtained.

On 1 October 2022, the Group acquired the business clients (clearing, metals, FF&O and FX), certain staff and selected assets of ED&F Man Capital Markets Limited, which is a limited liability company incorporated in England and Wales. This acquisition qualified as a business combination under IFRS 3.

2022 $m
Cash consideration	43.9

Total consideration	43.9

Fair value of identifiable net assets:
Tangible fixed assets	0.3
Right-of-use assets	0.1
Cash and cash equivalents	149.9
Trade and other receivables	4.2
Prepayments and accrued income	3.9
Other debtors	8.4
Margins with brokers, exchanges and clearing houses	115.4
Receivable secured on default funds	60.0
Lease liabilities	(0.1)
Margins due to brokers, exchanges and clearing houses	(2.5)
Trade and other payables	(283.6)

Total fair value of identifiable assets and liabilities	56.0

Bargain purchase gain	12.1

Trade and other receivables and margins with brokers, exchanges and clearing houses

The fair value of the receivables approximates to their book value. The gross contractual amounts of trade receivables are $4.4m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.2m. For Margins with brokers, exchanges and clearing houses, the best estimate at the acquisition date of the contractual cash flows the Group expects to receive back is the same as the gross contractual amount.

Acquisition-related costs

Acquisition-related costs amounted to $3.8m.

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PURSUANT TO 17 C.F.R. SECTION 200.83

17 Business combinations (continued)

(g) Acquisition of the business and selected assets of ED&F Man Capital Markets Limited (continued)

Contribution to the Group’s results

The business and assets acquired from ED&F Man Capital Markets Limited contributed $33.1m revenue and $12.8m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of the business and assets had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $84.5m and Group profit would have increased by $3.4m.

Bargain purchase gain

A bargain purchase gain of $12.1m was recognised as a result of the acquisition. The transaction resulted in a gain due to the discount applied of $12.1m to the tangible net assets acquired and has been recognised within the Group’s consolidated income statement. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

(h) Acquisition of ED&F Man Capital Markets Australia Pty Ltd

On 11 November 2022, the Group acquired all of the issued share capital of ED&F Man Capital Markets Australia Pty Ltd (renamed Marex Australia Pty Ltd) for $1.4m. Marex Australia Pty Ltd is a limited liability company incorporated in Australia, and operates as a broker and executes commodity futures, financial futures and other fixed income securities transactions for the accounts of its customers on a give-up basis.

2022 $m
Cash consideration	1.4

Total consideration	1.4

Fair value of identifiable net assets:
Tangible fixed assets	0.2
Right-of-use assets	0.3
Cash and cash equivalents	1.5
Trade and other receivables	0.5
Trade and other payables	(0.8)
Lease liabilities	(0.3)

Total fair value of identifiable assets and liabilities	1.4

Receivables

The fair value of the receivables approximates to their book value. The gross contractual amount of trade receivables is $0.5m. The best estimate at the acquisition date of contractual cash flows not expected to be collected is $10,000.

Acquisition-related costs

No acquisition-related costs were incurred to this acquisition given the size of the acquired entity.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17 Business combinations (continued)

(h) Acquisition of ED&F Man Capital Markets Australia Pty Ltd (continued)

Contribution to the Group’s results

Marex Australia Pty Ltd contributed $0.4m revenue and $(0.5)m of loss to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of Marex Australia Pty Ltd had been completed on the first day of the financial year, the Group’s revenue for the year would have been $2.0m more and Group profit would have been $4.3m less.

(i) Acquisition of ED&F Man Capital Markets Holdings Limited and ED&F Man Capital Markets US Holdings Inc

On 1 December 2022, the Group acquired the entire share capital of ED&F Man Capital Markets US Holdings Inc. (renamed Marex US Holdings Inc) together with its subsidiaries. Marex US Holdings Inc. is a company incorporated in the United States. On 1 December 2022, the Group acquired the entire share capital of ED&F Man Capital Markets Holdings Limited (renamed Marex Holdings Limited) together with its subsidiaries. Marex Holdings Limited is a limited liability company incorporated in Bermuda. These entities were acquired for a consideration of $183.0m. The ED&F Man Capital Markets acquisition enhances Marex’s client offering and capabilities to serve clients. The acquisition creates a leading franchise in the US.

2022 $m
Cash consideration	183.0

Total consideration	183.0

Fair value of identifiable net assets:
Tangible fixed assets	6.4
Right-of-use-assets	15.1
Intangible assets	2.4
Cash and cash equivalents	44.7
Trade receivables	2,178.8
Margins with brokers, exchanges and clearing houses	3,341.4
Investments	7.9
Prepayments and accrued income	7.1
Marketable securities	702.3
Derivative financial instruments	15.4
Securities purchased under agreements to resell	8,420.7
Other debtors	86.0
Deferred tax asset	5.0
Trade and other payables	(4,360.0)
Lease liabilities	(15.1)
External loans	(198.6)
Other creditors	(1,582.0)
Derivative financial instruments	(15.4)
Securities sold under agreements to repurchase	(8,420.8)

Total fair value of identifiable assets and liabilities	241.3

Bargain purchase gain	58.3

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

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17 Business combinations (continued)

(i) Acquisition of ED&F Man Capital Markets Holdings Limited and ED&F Man Capital Markets US Holdings Inc (continued)

Trade receivables and margins with brokers, exchanges and clearing houses

The fair value of the receivables approximates to their book value. The gross contractual amounts of trade receivables are $2,179.3m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.5m. For Margins with brokers, exchanges and clearing houses, the best estimate at the acquisition date of the contractual cash flows the Group expects to receive back is the same as the gross contractual amount.

Acquisition-related costs

Acquisition-related costs amount to $2.4m.

Contribution to the Group’s results

The acquired entities contributed $78.4m revenue and $3.0m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $505.6m and the Group’s profit would have increased by $25.8m.

Bargain purchase gain

A bargain purchase gain of $58.3m was recognised as a result of the acquisitions. The transaction resulted in a gain due to the discount applied to the purchase, an adjustment required by IFRS 3; the gain has been recognised in the Group’s consolidated income statement. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

17 Business combinations (continued)

(j) Acquisition of ED&F Man Capital Markets MENA Limited

On 1 December 2022, the Group acquired all of the issued share capital of ED&F Man Capital Markets MENA Limited (renamed Marex MENA Limited) for $5.3m. Marex MENA Limited is a limited liability company incorporated in the Dubai International Financial Centre and is engaged in advising on financial products, dealing in investments as principal, dealing in investments as agent and arranging deals in investments.

2022 $m
Cash consideration	5.3

Total consideration	5.3

Fair value of identifiable net assets:
Tangible fixed assets	0.2
Right-of-use assets	0.2
Cash and cash equivalents	3.5
Trade receivables	1.4
Prepayments and accrued income	2.8
Other debtors	0.1
Due from exchanges, clearing houses and other counterparties	1.2
Trade and other payables	(2.6)
Lease liabilities	(0.3)

Total fair value of identifiable assets and liabilities	6.5

Bargain purchase gain	1.2

Trade receivables and margins with brokers, exchanges and clearing houses

The fair value of the trade receivables approximates to their book value. The gross contractual amounts of trade receivables are $1.5m. The best estimate at the acquisition date of the contractual cash flows not expected to be collected is $0.1m.

Acquisition-related costs

No acquisition-related costs were incurred in this acquisition given the size of the acquired entity.

Contribution to the Group’s results

Marex MENA Limited contributed $3.7m revenue and $0.3m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of Marex MENA Limited had been completed on the first day of the financial year, the Group’s revenue for the year would have increased by $15.1m and the Group’s profit would have increased by $1.9m.

Bargain purchase gain

A bargain purchase gain of $1.2m was recognised as a result of the acquisition of Marex MENA Limited, and this has been recognised in the Group’s consolidated income statement. The transaction resulted in a gain due to the discount applied to the purchase totalling $1.2m. The transaction resulted in a gain due to the desire of the seller to exit the capital markets business segment and raise capital to meet financial obligations. The lack of other companies that could acquire the business allowed Marex to obtain an acquisition price that was at a material discount to the tangible net asset value of the acquired businesses.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

18 Treasury instruments—unpledged and pledged

(a) Unpledged

As at 31 December 2023, the Group held $619.3m US Treasuries which were unpledged (2022: $247.6m). These US Treasuries will fully mature by 30 June 2027.

(b) Pledged as collateral

Treasury instruments pledged as collateral comprise US Treasuries and agency bonds which will fully mature by 30 June 2027. At year end, the Group has pledged $2,363.0m (2022: $2,472.1m) US Treasuries to counterparties as collateral for securities purchased under agreements to resell, and securities segregated under Federal and other regulations. Financial instruments which have been pledged in this way are held under certain terms and conditions set out in specific agreements with each counterparty. In these agreements it is generally stated that whilst the US Treasury is pledged at the counterparty the Group cannot:

•	sell or transfer the financial instrument; or

•	have any third party rights associated with the financial instrument whereby it can be used as security towards any further financing activities.

	2023 $m	2022 $m
Treasury instruments (non-current)	300.4	133.5
Treasury Instruments (current)	2,062.6	2,338.6

	2,363.0	2,472.1

(c) Unpledged and pledged non-current/current analysis

	2023 $m	2022 $m
Treasury instruments (non-current)	361.2	133.5
Treasury instruments (current)	2,621.1	2,586.2

	2,982.3	2,719.7

(d) Repurchase agreements

	2023 $m	2022 $m
Reverse repurchase agreements	3,199.8	4,346.0
Repurchase agreements	(3,118.9)	(4,381.4)

As at 31 December 2023, reverse repurchase agreements and repurchase agreements were carried out at average interest rates of 5.38% and 5.42% respectively. The allowance for credit losses on reverse repurchase agreements was $nil at 31 December 2023 (2022: $nil).

19 Inventory

	2023 $m	2022 $m
Cryptocurrency - Trading	121.0	1.5
Carbon emission certificates - Trading	23.5	26.0
Recyclable scrap metals	18.9	8.3

Total inventories at fair value less cost to sell	163.4	35.8

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

19 Inventory (continued)

The Group economically hedges its exposure to cryptocurrencies and hence the Group’s net exposure to market risk has not been material to our operations for the periods presented. As at 31 December 2023, the Group’s overall net market risk exposure to cryptocurrencies was $1.8m (2022: $0.4m). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a level 1 valuation.

Emissions inventory are certificates which are held to trade, the fair value for which is based on quoted market prices. Recyclable scrap metals are those where the Group has title over and is in transit from the supplier to the customer. The vast majority of recyclable scrap metals consist of non-ferrous and comprise various grades of copper (including brass), aluminium and lead.

All inventories are held at fair value less cost to sell. The fair value movements charged to profit and loss are as follows:

Fair value movement of Inventory	2023 Cost $m	2023 Fair value movement $m	2023 Inventory $m
Ethereum, USD Coin and other cryptocurrencies	114.1	6.9	121.0
EUA emissions	26.9	(3.4)	23.5
Recyclable scrap metals	18.4	0.5	18.9

	159.4	4.0	163.4

Fair value movement of Inventory	2022 Cost $m	2022 Fair value movement $m	2022 Inventory $m
Ethereum, USD Coin and other cryptocurrencies	5.8	(4.3)	1.5
EUA emissions	24.6	1.4	26.0
Recyclable scrap metals	8.3	—	8.3

	38.7	(2.9)	35.8

20 Trade and other receivables

	2023 $m	2022 $m
Amounts due from exchanges, clearing houses and other counterparties	3,459.6	4,046.7
Trade debtors	823.8	141.1
Default funds and deposits	273.2	352.7
Loans receivable	8.0	18.2
Other tax and social security taxes	10.8	7.3
Other debtors	194.2	103.5
Prepayments	20.2	15.7

	4,789.8	4,685.2

Included in the amounts due from exchanges, clearing houses and other counterparties are segregated balances of $1,699.5m (2022: $2,474.3m) and non-segregated balances of $1,760.1m (2022: $1,572.4m).

Other debtors includes amounts related to sign-on bonuses of $39.5m (2022: $22.2m).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

20 Trade and other receivables (continued)

The Group recognises lifetime ECL allowance for trade debtors of $1.1m and $0.4m as at 31 December 2023 and 2022, respectively, using a provision matrix under the simplified approach. Further to this, the Group has recorded within amounts due from exchanges, clearing houses and other counterparties, an ECL allowance of $19.6m and $13.9m, as at 31 December 2023 and 2022, respectively, based on individual assessment, to reflect the credit losses associated with certain counterparties. The Directors consider that the carrying amounts of trade and other receivables are not materially different to their fair value.

(a) Ageing of trade debtors

The provision matrix for trade debtors is as follows:

31 December 2023	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.17%	0.17%	0.17%	0.17%	0.17%	0.17%
Trade debtors $m	660.5	120.6	22.7	5.2	3.1	10.6	822.7
Trade debtors lifetime ECL $m	0.9	0.2	—	—	—	—	1.1

31 December 2022	Current	Less than 30 days	31 to 60 days	61 to 90 days	91 to 120 days	More than 120 days	Total
Expected credit loss rate	0.12%	0.12%	0.12%	0.12%	0.12%	2.02%
Trade debtors $m	68.8	52.4	4.3	2.4	3.2	10.4	141.5
Trade debtors lifetime ECL $m	0.1	0.1	—	—	—	0.2	0.4

Below we present the ageing of the Group’s other receivables different from trade receivables, excluding other tax and social security taxes and prepayments.

31 December 2023	Current $m	Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	91 to 120 days $m	More than 120 days $m	Total $m
Amounts due from exchanges, clearing houses and other counterparties	3,432.2	6.2	2.7	1.4	—	17.1	3,459.6
Default funds and deposits	273.2	—	—	—	—	—	273.2
Loans receivables	1.1	2.7	0.1	0.9	1.6	1.6	8.0
Other debtors	160.8	0.2	2.1	0.4	—	30.7	194.2

							3,935.0

Corresponding allowance for loan losses ECL							19.6

31 December 2022	Current $m	Less than 30 days $m	31 to 60 days $m	61 to 90 days $m	91 to 120 days $m	More than 120 days $m	Total $m
Amounts due from exchanges, clearing houses and other counterparties	4,032.8	—	—	—	13.9	—	4,046.7
Default funds and deposits	352.7	—	—	—	—	—	352.7
Loans receivables	13.0	5.3	—	—	—	—	18.3
Other debtors	103.5	—	—	—	—	—	103.5

							4,521.2

Corresponding allowance for loan losses ECL							13.9

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

20 Trade and other receivables (continued)

(b) Reconciliation of the movement in impairment allowance

	2023 $m	2022 $m
At 1 January	14.3	5.8
Bad debts written off	(0.5)	(1.1)
Released to income statement	(2.0)	(0.9)
Charged to the income statement	9.1	10.5

At 31 December	20.9	14.3

The $20.9m (2022: $14.3m) in the table above also comprises $0.2m (2022: $nil) ECL for cash and cash equivalents.

21 Borrowings

(a) Loans

	2023 $m	2022 $m
Short-term borrowings	—	12.9
Long-term borrowings	—	135.8

Total borrowings	—	148.7

	2023 $m	2022 $m
At 1 January	148.7	—
Additions on acquisitions	—	198.6
Repayments	(148.7)	(59.9)
Additional draws	—	10.0

Total borrowings	—	148.7

(b) Secured credit agreements

The Group, through its regulated subsidiary, Marex Capital Markets Inc. (‘MCMI’) has a $125.0m (2022: $125.0m) uncommitted securities financing facility arranged by a leading financial institution. There was no outstanding borrowing as at 31 December 2023 (2022: $8m).

In the ordinary course of its broker-dealer activities, MCMI has appointed The Bank of New York Mellon to act as its clearing agent (‘Clearing Agent’) for the purpose of clearing and settling transactions in securities maintained in the Federal Reserve/Treasury book entry system for receiving and delivering Federal Reserve Board (FRB) Securities (‘MCMI Clearing Agreement’). Under the terms of the MCMI Clearing Agreement, the Clearing Agent may finance, on an overnight basis, failed deliveries of FRB securities and/or the position in FRB Securities collateralised on FRB Securities, subject to certain haircuts. There was no outstanding borrowing as at 31 December 2023 (2022: $nil).

In 2022, MCMI had access to a $85.0m five-year secured credit agreement with PGIM Private Capital, a division of PGIM Inc. The subsidiary repaid the loan and early termination costs in full during February 2023 (2022: $85.5m outstanding).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

21 Borrowings (continued)

(c) Subordinated facility

The Group, through its subsidiary MCMI previously had a $55.0m facility at 31 December 2022. The borrowing was subordinated to the claims of general creditors, was covered by agreements approved by FINRA (a US regulatory body), and was included by the subsidiary for the purposes of computing net capital under the SEC’s Uniform Net Capital Rule. The borrowing was repaid in full and terminated during March 2023 (2022: $55.0m)

(d) Revolving credit facilities

On 30 June 2023, the Group refinanced its syndicated revolving credit facility (RCF) on improved terms and conditions with HSBC Bank Plc. The new RCF is unsecured and committed up to $150.0m (31 December 2022: $120.0m) with a renewal date of 30 June 2026. As at 31 December 2023, the facility was undrawn (31 December 2022: previous facility was undrawn). The RCF contains certain financial and other covenants.

Interest on the amount utilised is calculated at a currency risk free rate plus a spread of 210 basis points plus a utilisation fee payable dependent on the percentage of utilisation. The maximum utilisation fee payable is 50 basis points. Interest on the unutilised portion is charged at a fixed percentage rate of 74 basis points (2022: 88 basis points).

The Group, through its regulated subsidiary, MCMI, has access to a $100.0m 364-day (2022: $160.0m) unsecured committed revolving credit facility arranged by a leading financial institution. This facility was renewed and reduced from $160m to $100m in May 2023. Interest on the amount utilised is calculated as the US prime rate less 25 basis points. There was no outstanding borrowing under this facility as at 31 December 2023 (2022: $nil). The credit facility agreement contains certain financial and other covenants.

(e) Uncommitted credit facilities

In accordance with local regulatory requirements and to maintain additional access to liquidity in the local time-zone, through its regulated subsidiary, Marex Australia Pty Ltd (‘MAPL’), the Group has access to an AUD 38.0m unsecured and uncommitted overdraft facility provided by a leading financial institution (‘MAPL Facility’). The MAPL Facility contains customary provisions, undertakings and other covenants. There was no outstanding borrowing under this facility at 31 December 2023 (31 December 2022: $nil).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

22 Derivative instruments

Derivative assets and derivative liabilities comprise the following:

Financial assets	2023 $m	2022 $m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	177.1	125.3
Agriculture forward contracts	123.8	142.8
Agriculture option contracts	48.1	30.4
Energy forward contracts	63.3	35.9
Energy option contracts	5.5	0.6
Foreign currency forward contracts	143.3	66.6
Foreign currency option contracts	13.4	3.8
Precious metal forward contracts	0.1	0.9
Precious metal option contracts	—	0.1
Credit forward	2.8	0.8
Metals forward	11.5	9.7
Equity option	163.0	55.1
Equity forward	0.3	0.2
Crypto forward	0.1	—
Rates forward	11.8	5.1
Rates option	0.1	—
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	3.1	3.5
Interest rate swaps	23.8	—
Cross currency swaps	3.0	—

	794.1	480.8

Financial liabilities	2023 $m	2022 $m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Agriculture forward contracts	106.4	113.4
Agriculture option contracts	25.1	16.3
Energy forward contracts	49.1	18.8
Energy option contracts	7.8	0.2
Foreign currency forward contracts	89.0	52.3
Foreign currency option contracts	14.5	3.2
Precious metal forward contracts	2.6	29.8
Precious metal option contracts	—	0.1
Credit forward	1.7	3.2
Interest rate forward contracts	12.9	9.1
Crypto forward	14.9	0.9
Crypto options	19.3	—
Interest rate options contracts	0.2	—
Equity option contracts	167.4	28.4
Metals forward	5.6	5.5
Equity forward	24.0	11.5
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency forward contracts	0.2	1.6

	540.7	294.3

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

23 Deferred tax

2023	At 1 January $m	Credited / (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Acquired Intangibles	0.5	0.2	(1.8)	—	(1.1)
Compensation	1.9	(1.8)	—	—	0.1
Depreciation in excess of capital allowances	(3.0)	1.2	—	—	(1.8)
Lease accounting	0.3	1.5	—	—	1.8
Other short-term timing differences	2.4	3.6	0.2	—	6.2
Prepayments	(0.2)	0.2	—	—	—
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	(0.3)	(0.1)	—	1.1	0.7
Share-based payments	4.7	5.1	(0.4)	2.4	11.8
Tax losses	1.2	(1.2)	—	—	—

Total	7.5	8.7	(2.0)	3.5	17.7

2022	At 1 January $m	Credited / (expensed) to the income statement $m	Recognised on acquisition $m	Credited to other comprehensive income & equity $m	At 31 December $m
Acquired Intangibles	(1.8)	(1.6)	3.9	—	0.5
Compensation	(1.2)	1.8	1.3	—	1.9
Depreciation in excess of capital allowances	(0.2)	(1.2)	(1.6)	—	(3.0)
Lease accounting	0.5	0.2	(0.4)	—	0.3
Other short-term timing differences	0.7	(0.1)	1.8	—	2.4
Prepayments	—	—	(0.2)	—	(0.2)
Revaluation of investments, cash flow hedges and liabilities designated at FVTPL	(0.9)	(0.1)	(0.3)	1.0	(0.3)
Share-based payments	—	4.7	—	—	4.7
Tax losses	3.8	(2.6)	—	—	1.2

Total	0.9	1.1	4.5	1.0	7.5

	2023 $m	2022 $m
Deferred tax asset	21.4	7.6
Deferred tax liability	(3.7)	(0.1)

	17.7	7.5

Business Combinations

The recognition of Marex’s deferred tax assets is dependent on the availability of sufficient taxable profits when the timing differences reverse. The acquisitions of the OTCex SA Group, Global Metals Network Limited, Eagle Energy Brokers LLC and Cowen’s Prime Services and Outsourced Trading business have not changed the probability of the availability of sufficient future taxable profits and therefore, the probability of realising any pre-acquisition deferred tax assets has not changed. As such, no additional disclosure is made.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

23 Deferred tax (continued)

Business Combinations (continued)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. Deferred tax balances have been measured using the tax rates that are expected to apply when the asset is realised or the liability is settled based upon the tax rates that have been enacted or substantially enacted by the balance sheet date.

The Finance Act 2021, enacted on 10 June 2021, increased the headline rate of UK corporation tax from 19% to 25% from 1 April 2023. Therefore, UK deferred tax assets and liabilities have been recognised at 25%. Non-UK deferred tax assets and liabilities are recognised at the relevant jurisdiction’s prevailing tax rate to the extent the Group expects to receive future benefit from them.

Unrecognised deferred tax assets

The Group has unrecognised deferred tax assets in respect of the following:

•

Tax losses of $27.5m (2022: $14.2m) relate to losses with no expiry date. The increase in these unrecognised losses compared to the prior period is primarily driven by tax losses incurred during the year in France and Australia. These assets are not recognised on the basis of insufficient evidence concerning profits being available against which deferred tax assets could be utilised.

24 Trade and other payables

	2023 $m	2022 $m
Trade payables	5,908.5	6,189.7
Amounts due to exchanges, clearing houses and other counterparties	432.4	180.0
Other tax and social security taxes	9.9	5.5
Other creditors	21.7	11.9
Accruals	412.9	259.5
Deferred income	0.5	1.0

	6,785.9	6,647.6

Included in trade payables and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $3,820.2m (2022: $4,715.5m) and non-segregated balances of $2,520.7m (2022: $1,654.2m).

The Directors consider that the carrying amount of trade and other payables is not materially different to their fair value.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

25 Provisions

	Onerous contracts	Leasehold dilapidation	Total
	2023 $m	2023 $m	2023 $m
At 1 January 2022	—	0.9	0.9
Movement in the year:
Provision on acquisition	3.7	0.3	4.0
Decrease during the year	(1.8)	(0.5)	(2.3)

	1.9	(0.2)	1.7

At 31 December 2022	1.9	0.7	2.6
Movement in the year:
Provision on acquisition	—	0.1	0.1
Decrease during the year	(1.9)	(0.4)	(2.3)

	(1.9)	(0.3)	(2.2)

At 31 December 2023	—	0.4	0.4

(a) Leasehold dilapidation

Leasehold dilapidation relates to the estimated cost of returning a leasehold property to its original state at the end of the lease in accordance with the lease terms. The main uncertainty relates to estimating the cost that will be incurred at the end of the lease. As the Group exits leases the costs of reinstatement are booked against the provision and as the Group enters new leases estimates are made during the lease of the expected end of lease dilapidation costs.

(b) Onerous contracts

A provision for onerous contracts was made as a result of the acquisition of certain assets and liabilities of ED&F Man Capital Markets Limited on 1 October 2022. The provision related to various IT and office contracts where the Group cancelled these contracts as the related service was not required. The provision has been fully utilised in 2023.

26 Contingent liabilities

From time to time, the Group’s subsidiaries are engaged in litigation in relation to a variety of matters. In addition, the Group is required to provide information to regulators and other government agencies as part of informal and formal enquiries or market reviews.

The Group’s reputation may also be damaged by any involvement or the involvement of any of its employees or former employees in any regulatory investigation and by any allegations or findings, even where the associated fine or penalty is not material.

As outlined above, in respect of legal matters or disputes for which a provision has not been made, notwithstanding the uncertainties that are inherent in the outcome of such matters, there are no individual matters which are considered to pose a significant risk of material adverse financial impact on the Group’s results or net assets.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

27 Share capital

	Issued and fully paid		Issued and fully paid
	2023 Number	2023 $’000	2022 Number	2022 $‘000
Ordinary Shares of $0.000165 each	106,491,588	18	106,491,588	18
Non-voting Ordinary Shares of $0.000165 each	3,986,376	1	3,986,376	1
Deferred Shares of £0.000469 each	107,491,490	69	107,462,989	69
Growth Shares of $0.000165 each	24,892,848	4	24,992,848	4

	242,862,302	92	242,933,801	92

There is no authorised share capital for any class of share. There are no shares issued but not fully paid.

On 6 November 2023, the Employee Benefit Trust acquired the beneficial interests in 100,000 Growth shares of US$0.000165 each from an ex-employee. Subsequently, on 14 December 2023, the 100,000 Growth shares of US$0.000165 each were redenominated from USD to GBP using the exchange rate USD/GBP $1.23/£1, such that the new denomination of the Growth shares became £0.000133668. The 100,000 Growth shares of £0.000133668 were then consolidated into 28,501 Growth shares of £0.000469 each. The 28,501 Growth shares of £0.000469 each were then re-designated as 28,501 Deferred shares of £0.000469 each.

On 21 December 2022, 2,304,155 Growth shares of US$0.000165 each were redenominated from USD to GBP using the exchange rate USD/GBP $1.22/£1, such that the new denomination of the Growth shares became £0.000135246. The 2,304,155 Growth shares of £0.000135246 were then consolidated into 664,451 Growth shares of £0.000469 each. The 664,451 Growth shares of £0.000469 each were then re-designated as 664,451 Deferred shares of £0.000469 each.

	Ordinary shares number	Non-voting ordinary shares number	Deferred shares number	Growth shares number	Total number
At 1 January 2023	106,491,588	3,986,376	107,462,989	24,992,848	242,933,801
Movement during year	—	—	28,501	(100,000)	(71,499)

At 31 December 2023	106,491,588	3,986,376	107,491,490	24,892,848	242,862,302

	Ordinary shares number	Non-voting ordinary shares number	Deferred shares number	Growth shares number	Total number
At 1 January 2022	106,491,588	3,986,376	106,798,538	27,297,003	244,573,505
Movement during year	—	—	664,451	(2,304,155)	(1,639,704)

At 31 December 2022	106,491,588	3,986,376	107,462,989	24,992,848	242,933,801

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

27 Share capital (continued)

The rights of the shares are as follows:

Class of share	Rights
Ordinary Shares	Full voting rights and right to participate in ordinary dividends ranking pari passu with non-voting ordinary shares. In the event of a winding up, entitled to a return of capital ranking pari passu with non-voting ordinary shares and no right of redemption.

Non-voting Ordinary Shares	As per ordinary shares, other than having no voting rights.

Deferred Shares	No voting rights, no right to participate in dividends or distributions and no right to redemption. On a return of capital on a winding up or otherwise, the assets of the Company available for distribution to its members shall be applied in paying a sum equal to £1 to the holders of the deferred shares pro rata according to the number of deferred shares held by them (rounded to the nearest £0.01, but such that the total paid in aggregate to all the holders shall in no event exceed £1). The deferred shares were created on 12 February 2010 by a reorganisation of share capital, undertaken to facilitate the Company’s acquisition by Amphitryon Limited and Ocean Ring Jersey Co Limited.

Growth Shares	The growth shares were issued in several series as part of a share-based remuneration scheme. On a liquidity event, such as an initial public offering or a sale, the growth shares entitle the holder thereof to a return if the proceeds exceed some specific level, set for each series thereby diluting existing ordinary shareholders. The holders of growth shares have no voting rights, no rights to participate in dividends, no entitlements to participate in a winding up and cannot impact the timing of a liquidity event. The growth shares do not expire and may be redeemed immediately prior to a liquidity event in cash or converted into a number of non-voting ordinary shares, equivalent in value to the redemption price. The growth shares permit the holders to elect for cash or equity settlement of the award, though in the absence of an election by the holder, the default settlement is through the issuance of non-voting ordinary shares. The Directors believe the growth shares will be settled in equity owing to factors such as the uncertain timing of settlement and the potential adverse tax consequences that arise for the holder in the event of cash settlement. As at the reporting date, the Directors do not believe a liquidity event to be probable.

28 Own shares

As at 31 December 2023, the Group (through the Employee Benefit Trust) held 2,024,308 (2022: 1,901,586) non-voting ordinary shares purchased at a total cost of $9.8m (2022: $7.9m). This amount is shown as a debit balance within total equity. The movement in 2023 consists of non-voting ordinary shares purchased at a cost of $3.1m and the vesting of non-voting ordinary shares to the value of $1.2m under the Deferred Bonus Plan.

29 Additional Tier 1 Capital (AT1 securities)

The Group has $97.6m of AT1 securities (2022: $97.6m) which are perpetual securities with no fixed maturity and are structured to qualify as AT1 securities. under prevailing capital rules applicable. In 2023, there was no new issuance of AT1 securities. In 2022 there was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Notes of $100.0m ($97.6 million, net of issuance costs of $2.4m). There were no redemptions in 2023 (2022: no redemptions).

Interest on the securities, at a fixed rate of 13.25% per annum, is payable semi-annually in arrears in equal instalments on 30 June and 30 December in each year, commencing on 30 December 2022. On the first reset date on 30 December 2027, in the event that the securities are not redeemed,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

29 Additional Tier 1 Capital (AT1 securities) (continued)

interest will be reset to the five-year semi-annual US treasury securities yield plus a margin of 10.158% per annum. The interest payment is fully discretionary and non-cumulative, and conditional upon the Group being solvent at the time of payment, having sufficient distributable reserves and not being required by the regulatory authorities to cancel an interest payment.

Distributions amounting to $13.3m were made in 2023 (2022: $6.6m) on the AT1 securities.

The securities are perpetual securities with no fixed redemption date. The Group may, in its sole and full discretion, subject to regulatory approval, redeem all (but not some only) of the securities on any day falling in the period commencing on (and including) 30 June 2027 and ending on (and including) the first reset date or on any interest payment date thereafter at the prevailing principal amount together with accrued but unpaid interest. In addition, the securities are redeemable at the option of the Group for certain regulatory or tax reasons, subject to regulatory approval.

The securities, which do not carry voting rights, rank pari passu with holders of Tier 1 instruments (excluding the Company’s Ordinary shares). They rank ahead of the holders of ordinary share capital of the Company but junior to the claims of senior creditors of the Group.

All AT1 securities will be converted into ordinary shares, at a pre-determined price, should the Group’s Investment Firms Prudential Regime (‘IFPR’) CET1 Ratio fall to less than 64%.

30 Other Reserves

The following describes the nature and purpose of the reserves within other reserves:

Reserves	Description

Revaluation reserve	Cumulative unrealised gains on investments in exchanges that are held at FVTOCI and recognised in equity as well as changes in own credit risk.

Cash flow hedge reserve	Cumulative unrealised gains and losses on hedging instruments deemed effective cash flow hedges.

Currency translation reserve	On consolidation, the results of overseas operations are translated into USD at rates approximating those prevailing when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rates ruling at the prevailing date.

31 Leases

	Right-of-use asset
	2023	2022
	$m	$m
At 1 January	33.7	17.0
Additions during the year	22.8	22.4
Adjustment to initial recognition of right-of-use asset	(1.0)	(0.2)
Depreciation charged to income statement	(9.7)	(5.5)
Impairment of right-of-use asset	(5.2)	—

At 31 December	40.6	33.7

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

31 Leases (continued)

	Lease liability
	2023	2022
	$m	$m
At 1 January	38.9	23.0
Additions during the year	22.8	22.8
Interest expense charged to income statement	2.5	1.0
Payment of lease liabilities	(11.4)	(6.6)
Foreign exchange revaluation	(0.1)	(1.2)
Lease incentive	(0.1)	(0.1)

At 31 December	52.6	38.9

	Lease liability
	2023	2022
	$m	$m
Current liability	13.2	6.8
Non-current liability	39.4	32.1

At 31 December	52.6	38.9

Right-of-use assets relate to leasehold buildings. Other operating lease expenses, including service charges, utilities, property insurance and maintenance, amounted to $8.7m (2022: $5.5m). Operating lease expenses for short-term leases amounted to $2.2m (2022: $0.5m).

In 2023, the Group impaired the right-of-use asset for 425 Financial Place, Chicago recognising an impairment of $2.8m and Rue des Capucines, Paris recognising an impairment of $2.0m (2022: no impairments).

The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position as at 31 December 2023 is 5.16% (2022: 5.0%).

The Group has the following leases that have the option of extension at the end of the lease term:

•	Greenway Plaza, Houston—five years;

•	Asia Square Towers, Singapore—three years;

•	Fourth floor, Bishopsgate, London lease has an option of a renewal (term unspecified);

•	45th street, New York—five years;

•	Montreal—five years;

•	Milton Park, Alpharetta, Georgia—five years;

•	Embarcadero Center, San Francisco—five years;

•	Crescent Court, Dallas, Texas—five years.

The maturities of the undiscounted lease liabilities as at 31 December are as follows:

	2023 $m	2022 $m
1 year	13.8	8.7
1 to 5 years	31.5	24.5
More than 5 years	12.5	7.6

	57.8	40.8
Less: future interest expense	(5.2)	(1.9)

	52.6	38.9

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments

(a) Capital risk management

For the purpose of the Group’s capital management, capital includes issued share capital, AT1 capital, share premium and all other equity reserves attributable to the equity holders of the Company as disclosed in notes 27, 29 and 30. The primary objective of the Group’s capital management is to maximise shareholder value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets the financial covenants attached to the interest-bearing borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the banks to immediately call in any loans and borrowings that the Group might have withdrawn at that point in time. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current or prior year.

Many of the Group’s material operating subsidiaries are subject to regulatory restrictions and minimum capital requirements. As at 31 December 2023, each of these subsidiaries had net capital in excess of the requisite minimum requirements. These requirements are designed to ensure institutions have an adequate capital base to support the nature and scale of their operations. Management of regulatory capital forms an important part of the Group’s risk governance structure. A robust programme of regular monitoring and review takes place to ensure each regulated entity is in adherence to local rules and has capital in excess of external and internal limits. Regular submissions are made and constantly maintained with internal limits assessed against the Group’s risk appetite, as determined by the Board. One of those regulated entities is MCMI, regulated in the United States by both the Commodity Futures Trading Commission (‘CFTC’) and the Securities and Exchange Commission (‘SEC’). As a regulated Futures Commission Merchant (‘FCM’) and Broker Dealer, MCMI is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1) and the CFTC’s minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which require the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators. Specifically, MCMI is required to hold sufficient regulatory capital to support its activities and regulatory approval must be obtained prior to the repayment of 10% or more of excess net capital. As at 31 December 2023, MCMI had $664.2m (2022: $321.8m) of capital, of which the subordinated borrowing by the Group was $345m (2022: $279.6m) and of which excess net capital was $280.9m (2022: $127.6m). Owing to the local requirement to obtain regulatory approval for payments of amounts in excess of 10% of the excess net capital, or $28.1m (2022:12.7m), MCMI’s ability to transfer the remaining $316.9m (2022: $266.8m) of capital to its parent is restricted.

No changes were made in objectives, policies or processes for managing capital during the year.

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32 Financial instruments (continued)

(b) Categories of financial instruments

Below is an analysis of the Group financial assets and liabilities as at 31 December.

2023	FVTPL $m		FVTOCI $m		Amortised cost $m	Total $m
Financial assets
Investments	—		16.2		—	16.2
Treasury instruments[1]	—		—		2,982.3	2,982.3
Equity instruments	1,521.3		—		—	1,521.3
Derivative instruments	791.0	[2]	3.1	[3]	—	794.1
Stock borrowing	—		—		2,501.4	2,501.4
Reverse repurchase agreements	—		—		3,199.8	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	—		—		3,459.6	3,459.6
Trade debtors	—		—		823.8	823.8
Default funds and deposits	—		—		273.2	273.2
Loans receivable	—		—		8.0	8.0
Other debtors[4]	5.6		—		149.1	154.7
Cash and cash equivalents	—		—		1,483.5	1,483.5

	2,317.9		19.3		14,880.7	17,217.9

2022	FVTPL $m	FVTOCI $m		Amortised cost $m	Total $m
Financial assets
Investments	—	16.4		—	16.4
Treasury instruments[1]	—	—		2,719.7	2,719.7
Equity instruments	410.0	—		—	410.0
Derivative instruments	477.3	3.5	[3]	—	480.8
Stock borrowing	—	—		1,894.6	1,894.6
Reverse repurchase agreements	—	—		4,346.0	4,346.0
Amounts due from exchanges, clearing houses and other counterparties	—	—		4,046.7	4,046.7
Trade debtors	—	—		141.1	141.1
Default funds and deposits	—	—		352.7	352.7
Loans receivable	—	—		18.2	18.2
Other debtors (Restated)[4]	4.5	—		76.8	81.3
Cash and cash equivalents	—	—		910.1	910.1

	891.8	19.9		14,505.9	15,417.6

[1]

The fair value of the treasury instruments, which are Level 1 instruments as they are all quoted instruments, held at amortised cost at 31 December 2023 was $2,972.48m (2022: $2,655.5m). The fair values of other assets and liabilities at amortised cost are consistent with the carrying amount.

[2]	The Group manages the fixed interest risk on its vanilla debt instrument through interest rate and cross currency swaps as hedging instruments. Refer to note 32(f).

[3]	The $3.1m (2022: $3.5m) are hedging derivatives at FVTOCI due to being designated in a cash flow hedging relationship.

[4]	$39.5m (2022: $22.2m (restated)) of the other debtors balance relates to sign-on bonuses (note 20) and are not included in the table above as they are not a financial asset.

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32 Financial instruments (continued)

(b) Categories of financial instruments (continued)

2023	FVTPL $m	FVTOCI $m		Amortised cost $m	Total $m
Financial liabilities
Repurchase agreements	—	—		3,118.9	3,118.9
Derivative instruments[1]	540.5	0.2	[1]	—	540.7
Short securities	1,924.8	—		—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	—	—		432.4	432.4
Trade payables	5.6	—		5,902.9	5,908.5
Other creditors	—	—		21.7	21.7
Stock lending	—	—		2,323.3	2,323.3
Long-term borrowings	—	—		—	—
Debt securities[2]	1,857.9	—		358.4	2,216.3
Lease liability	—	—		52.6	52.6

	4,328.8	0.2		12,210.2	16,539.2

2022	FVTPL $m	FVTOCI $m		Amortised cost $m	Total $m
Financial liabilities
Repurchase agreements	—	—		4,381.4	4,381.4
Derivative instruments[1]	292.7	1.6	[1]	—	294.3
Short securities	986.8	—		—	986.8
Amounts due to exchanges, clearing houses and other counterparties	—	—		180.0	180.0
Trade payables	4.5	—		6,185.2	6,189.7
Other creditors	—	—		11.9	11.9
Stock lending	—	—		1,396.9	1,396.9
Short-term borrowings	—	—		12.9	12.9
Long-term borrowings	—	—		135.8	135.8
Debt securities[2]	1,160.0	—		—	1,160.0
Lease liability	—	—		38.9	38.9

	2,444.0	1.6		12,343.0	14,788.6

[1]	The $0.2m (2022: $1.6m) are hedging derivatives at FVTOCI but designated in a cash flow hedging relationship (note 32(f)).

[2]	Debt securities includes EMTN which are measured at amortised cost for which we apply fair value hedge accounting.

(c) Equity instruments

Equity instruments are purchased primarily to facilitate the stock lending and borrowing business, which is part of the agency and execution business segment and to facilitate counterparty requirements. Additionally, some equity instruments are purchased for the Group’s own account to hedge the economic exposure arising from the non-host derivative component of the Group’s issued debt securities.

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32 Financial instruments (continued)

(d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

As a member of the London Metal Exchange (‘LME’), the Group is subject to the settlement and margining rules of LME Clear. The majority of products transacted by the Group are LME forward contracts. LME forwards that are in-the-money do not settle in cash until the maturity (‘prompt’) date, while the Group is required to post margin to cover loss-making contracts daily. In accordance with the LME Clear rules, the Group is able to utilise forward profits to satisfy daily margin requirements which are set-off against loss-making contracts. Consequently, trade payables and amounts due from exchanges, clearing houses and other counterparties are presented on a net basis in the statement of financial position. The balance of trade receivables includes offsetting of LME forwards against any cash collateral held with the LME.

The Group nets certain repurchase and reverse repurchase agreements with the same counterparty where the conditions of offsetting are met, including the existence of master netting agreements between the relevant subsidiary and its counterparties.

The effect of offsetting is disclosed below:

2023	Gross amount $m	Amounts set-off $m	Net amount presented $m	Non-cash collateral rec’d / (pledged) $m	Cash collateral rec’d / (pledged) $m	Net amount $m
Financial assets

Amounts due from exchanges, clearing houses and other counterparties	3,812.2	(352.6)	3,459.6	—	—	3,459.6

Reverse repurchase agreements	19,094.6	(15,894.8)	3,199.8	(3,086.6)		113.2

Derivative instruments	833.6	(39.5)	794.1	—	(184.5)	609.6

Financial liabilities

Trade payables	6,261.1	(352.6)	5,908.5	—	—	5,908.5

Repurchase agreements	19,013.7	(15,894.8)	3,118.9	(3,096.2)	—	22.7

Derivative instruments	580.2	(39.5)	540.7	—	(128.5)	412.2

2022	Gross amount $m	Amounts set-off $m	Net amount presented $m	Non-cash collateral rec’d / (pledged) $m	Cash collateral rec’d / (pledged) $m	Net amount $m
Financial assets

Amounts due from exchanges, clearing houses and other counterparties	4,833.1	(786.4)	4,046.7	—	—	4,046.7

Reverse repurchase agreements	8,743.1	(4,397.1)	4,346.0	(4,162.0)	—	184.0

Derivative instruments	496.2	(15.4)	480.8	—	(263.0)	217.8

Financial liabilities

Trade payables	6,976.2	(786.4)	6,189.8	—	—	6,189.8

Repurchase agreements	8,778.5	(4,397.1)	4,381.4	(4,252.5)	—	128.9

Derivative instruments	309.7	(15.4)	294.3	—	(102.8)	191.5

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PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(e) Debt securities

Financial Products Programs

In 2018 and September 2021, we launched our Structured Notes Program and Public Offer Program (together, the ‘Financial Products Programs’), respectively, which are at the core of our Financial Products business. The Financial Products business is part of our Hedging and Investment solutions segment and provides our clients with structured investment products (the ‘Structured Notes’) and represents a way to diversify our sources of funding and to reduce the utilisation of our revolving credit facilities. The Financial Products business allows investors to build their own Structured Notes across numerous asset classes, including commodities, equities, foreign exchange and fixed income products.

Under the Structured Notes Program, the Company and Marex Financial (a subsidiary) may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. As at 31 December 2023, the Group had $1,850.4m (2022: $1,155.9m) of debt securities issued under the Structured Notes Program with an average expected maturity of 15 months (2022: 17 months) however some of those debt securities issued include early redemption clauses exercised at the election of the investor if the underlying conditions are met. The average imputed interest rate of the notes was 7.8% (2022: 3.8%). These notes are designated at fair value through profit and loss.

Under the Public Offer Program, Marex Financial may issue warrants, certificates or notes, including auto callable, fixed, stability and capital linked notes with varied terms. No notes (2022: no notes) were outstanding under the Public Offer Program.

Tier 2 Program

Under the Tier 2 Program, Marex Financial may issue subordinated notes including fixed or floating rate, zero coupon, share or index linked notes with varied terms that qualify as Tier 2 Capital.

The Tier 2 Program has been approved by the Vienna Stock Exchange and the Tier 2 Notes are listed on the Vienna Multilateral Trading Facility. As at 31 December 2023, the Group had $7.4m (2022: $4.1m) of debt securities issued under the Tier 2 Program with an average maturity of 26 months (2022: 40 months) and an average interest rate of SOFR plus 643 basis points (2022: SOFR plus 643 basis points).

EMTN Program

In October 2022, the Company entered into a Euro Medium Term Note (‘EMTN’) Program under which it may, from time to time, issue tranches of notes of varying terms (EMTN Notes). The maximum aggregate principal amount of EMTN Notes outstanding at any time during the duration of the EMTN Program is $750.0m (or the equivalent in other currencies). The EMTN Notes constitute direct, unconditional, unsubordinated and unsecured obligations of the Company. The EMTN Notes rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Company. The EMTN Program also contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The EMTN Program and the EMTN Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. In February 2023, the Company issued senior fixed rate notes due 2 February 2028 in the amount of €300m for net proceeds of $325.6m at an interest rate of 8.38%. As at 31 December 2023, the Group had $358.5m (2022: $nil) of debt securities issued under the EMTN Program with an average maturity of 49 months (2022: nil) and an average interest rate of 8.38% (2022: nil). These EMTN notes are designated in a fair value hedging relationship for interest rate risk.

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32 Financial instruments (continued)

(e) Debt securities (continued)

In addition to the above debt programs, the Group issued Additional Tier 1 (AT1) securities which are accounted for as equity instruments and disclosed in note 29.

(f) Financial risk management objectives

The Group’s activities expose it to a number of financial risks including credit risk, market risk and liquidity risk.

The Group manages these risks through various control mechanisms and its approach to risk management is both prudent and evolving.

Overall responsibility for risk management rests with the Board. Dedicated resources within the Risk Department control and manage the exposures of the Group’s own positions, the positions of its clients and its exposures to its counterparties, within the risk appetite set by the Board.

Credit risk

The maximum credit risk exposure relating to financial assets is represented by the gross carrying value as at the balance sheet date. Credit risk in the Group principally arises from cash and cash equivalents deposited with third party institutions, exposures from transactions and balances with exchanges and clearing houses, and exposures resulting from transactions and balances relating to customers and counterparties, some of which have been granted credit lines.

The Group only makes treasury deposits with banks and financial institutions that have received approval from the Group’s Executive Credit and Risk Committee (or their authorised delegates). These deposits are also subject to counterparty limits with respect to concentration and maturity.

The Group’s exposure to customer and counterparty transactions and balances is managed through the Group’s credit policies and, where appropriate, the use of initial and variation margin credit limits, in conjunction with position limits for all customers and counterparties. These exposures are monitored both intraday and overnight. The limits are set by the Group’s Executive Credit and Risk Committee (or their authorised delegates) through a formalised process.

Credit quality

The table below reflects the Credit quality of financial assets and does not take into account collateral held.

	2023 $m	2022 $m
AA and above	8,604.5	8,446.5
AA-	1,920.8	1,519.7
A+	488.9	191.6
A	11.7	—
A-	162.0	2,851.8
BBB+	57.0	8.4
Lower and unrated	5,973.0	2,411.6

	17,217.9	15,429.6

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Credit quality (continued)

The Group has received collateral in respect of its derivative assets during the year ended 31 December 2023 amounting to $184.5m (2022: $218.7m). Collateral was recognised in amounts due to exchanges, clearing houses and other counterparties.

Market risk

The Group’s activities expose it to financial risks primarily generated through financial (interest rate, equity and foreign exchange markets) and commodity market price exposures. The Group’s Market Making and Hedging and Investment Solutions businesses generate market risk as the Group acts as principal.

The Group manages market risk exposure using appropriate risk management techniques within predefined and independently monitored parameters and limits. The Group uses a range of tools to monitor and limit market risk exposures. These include Value-at-Risk (‘VaR’), sensitivity limits and stress testing. VaR, risk sensitivity limits and stress testing have been implemented to provide oversight and control over the Market Making and Hedging and Investment Solutions segments and to ensure that trading is conducted within the pre-set risk appetite from the Board.

The Group is not yet required to calculate an Economic VaR for capital purposes. Continuous development of the Group’s VaR framework and risk sensitivities will ensure a more consistent method of risk management for all desks. This continues to be developed.

Market risk management in the Market Making segment

VaR, risk sensitivity limits and stress testing are used to assess market risk associated with the Metals, Agriculture and CSC business, with equities and acquired businesses within the Capital Markets business in the Market Making segment. Those parts of the Capital Markets business within Market Making which exhibit market risk are the acquired businesses in 2023, the Equity Market Making desk and the Volatility Performance Fund.

Value at Risk

VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VaR model used by the Group for the Metals, Agriculture and CSC business is based upon the Monte Carlo simulation technique. This model derives plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates, including interest rates and foreign exchange rates. The model also incorporates the effect of option features on the underlying exposures.

The Monte Carlo simulation model used by the Group incorporates the following features:

•	5,000 simulations using a variance covariance matrix;

•	simulations generated using geometric Brownian motion;

•	an exceptional decay factor is applied across an estimation period of 250 days; and

•	VaR is calculated to a one-day, 99.75% one-tail confidence level.

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Value at Risk (continued)

The Group validates VaR by comparing to alternative risk measures, for example, scenario analysis and exchange initial margins as well as the back testing of calculated results against actual profit and loss.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations, for example:

•	the use of both Monte Carlo and historical simulation as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•

the use of a one-day holding period assumes that all positions can be liquidated or hedged in one-day. This may not fully reflect the market risk arising at times of severe liquidity stress, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99.75% confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	the VaR, disclosed below, is calculated on the basis of exposures outstanding at the close of business and, therefore, does not necessarily reflect intraday exposure; and

•	VaR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

The Group recognises these limitations by augmenting its VaR limits with other position and sensitivity limit structures. The Group also applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions.

For the Metals, Agriculture and CSC business, the VaR as at 31 December 2023 was $2.2m (2022: $1.5m) and the average monthly VaR for the year ended 31 December 2023 was $2.2m (2022: $2.0m).

The VaR model used by the Group for the acquired businesses in the US during 2023 uses historical simulation with a 3-year lookback period. The mandates cover individual desks and overall consolidated positions. The VaR for the acquired Capital Markets businesses as of 31 December 2023 was $0.4m. and the average monthly VaR for the year ended 31 December 2023 was $0.4m.

In the remaining Capital Markets businesses market risk primarily derives from exposure to equities within the Volatility Performance Fund) and Equity Market Making desks.

The Volatility Performance Fund provides market making services to clients as well as seeking profitable market opportunities, primarily on equity indices with some additional small exposures to a limited set of commodity underlyers. The risks on the books are managed both by risk sensitivity analysis and stress testing to remain within the agreed limits. The stress exposure for the Volatility Performance Fund as at 31 December 2023 was $0.1m and as at 31 December 2022 was $0.7m.

The Equity Market Making business offers market making services on UK equities and investment trusts catering to retail stockbrokers, wealth managers and institutional investors. Risk is systematically monitored and regulated through limits based on net-delta at the stock, book and overall portfolio levels, with triggers in place for monitoring gross long/short exposures. Additionally, a VaR (1 day 99.75%) limit is implemented as well to oversee and manage the desk activities. The VaR at 31 December 2023 was $0.1m (2022: 0.1m).

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Value at Risk (continued)

Market risk management in the Hedging and Investment Solutions segment

The Hedging and Investment Solutions segment offers bespoke hedging solutions in the form of customised OTC derivatives and includes the structured notes issuance program. The market risk profile of the business is managed via risk sensitivities according to the prevailing risk factors of issued products and hedges. This is monitored and controlled daily on a net risk profile for each desk and supported by additional stress concentration and scenario-based analyses. Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including the key risks per asset class as follows:

•	Commodity risk

•	Equity risk

•	Foreign exchange risk

•	Interest rate risk

•	Credit spread risk

•	Crypto currency market risk

Risk sensitivity limits together with scenario stresses are used to manage the market risk for the Hedging and Investment Solutions segment given the inherent complexity of its products. The products traded within this segment gives rise to a number of different market risk exposures, commonly known as the “greeks”, e.g. delta, gamma, vega. Within each asset class, and in aggregate across the segment, the market risks are captured, measured, monitored and limited within the risk limits agreed with the Market Risk function.

The net market risk exposure to customised OTC derivatives, which includes structured notes issuance, within Hedging and Investment Solutions, including hedges, using the delta measure for the years ending 31 December, 2023 and 2022 were $0.1m and $2.0m respectively. Risks on other asset classes are small.

Sensitivity measures are used to monitor the market risk positions within each risk type, and granular risk limits are set for each desk with consideration for market liquidity, customer demand and capital constraints among other factors.

Risk sensitivity calculations are made using a dedicated Risk Engine, whose models have been independently validated by a third party. They are calculated by altering a risk factor and repricing all products to observe the profit and loss impact of the change.

The Group issues products on cryptocurrencies, primarily Bitcoin and Ethereum. There are residual exposures in four other cryptocurrencies, driven from two structured notes previously issued. The exposures to cryptocurrencies are detailed in note 19.

Foreign currency risk

The Group’s policy is to minimise volatility as a result of foreign currency exposure. As such, management monitors currency exposure on a daily basis and buys or sells currency to minimise the exposure, in addition to the hedging of material future-dated GBP commitments through the use of

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Foreign currency risk (continued)

derivative instruments. It is the policy of the Group to enter into foreign exchange forward contracts (for terms not exceeding fourteen months) to hedge the exchange rate risk from these specific future-dated GBP commitments and designate them in cash flow hedge relationships. The Group’s sensitivity to FX is immaterial as all our non-USD exposure is materially hedged.

Cash flow hedge

The associated gains and losses on derivatives that are used to hedge GBP commitments are recognised in other comprehensive income and will be recycled when the anticipated commitments take place and included in the initial cost of the hedged commitments.

The following table details the foreign currency forward contracts, held within derivatives on the statement of financial position, that are designated in cash flow hedging relationships:

	2023
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value assets $m
Derivative assets designated as cash flow hedges
Less than 3 months	1.2293	28.9	23.5	1.3
3 to 6 months	1.2301	14.7	12.0	0.6
6 to 12 months	1.2303	29.4	23.9	1.2

		73.0	59.4	3.1

	2023
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value liabilities $m
Derivative liabilities designated as cash flow hedges
Less than 3 months	1.2912	3.9	3.0	(0.1)
3 to 6 months	1.2986	3.9	3.0	—
6 to 12 months	1.2856	7.7	6.0	(0.1)

		15.5	12.0	(0.2)

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Cash flow hedge (continued)

	2022
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value assets $m
Derivative assets designated as cash flow hedges
Less than 3 months	1.1357	19.5	17.2	1.3
3 to 6 months	1.1357	19.5	17.2	1.3
6 to 12 months	1.1513	16.5	14.3	0.9

		55.5	48.7	3.5

	2022
Outstanding contracts	Average forward rates ($/£)	Foreign currency $m	Notional value £m	Fair value liabilities $m
Derivative liabilities designated as cash flow hedges
Less than 3 months	1.3407	16.1	12.0	(1.6)

		16.1	12.0	(1.6)

As at 31 December 2023, the aggregate amount of gains/(losses) under foreign exchange forward contracts deferred in the cash flow hedge reserve relating to the exposure on these anticipated future commitments is a gain of $2.9m (2022: $2.1m gain, 2021: $0.6m gain). It is anticipated that these commitments will become due monthly over the course of the next twelve months, at which time the amount deferred in equity will be recycled to profit and loss.

As at 31 December 2023 no ineffectiveness (2022 and 2021: $nil) has been recognised in profit and loss arising from the hedging of these future dated GBP commitments.

Interest rate risk

The Group is exposed to interest rate risk based on the difference between the interest rates earned on investments (interest-earning assets such as cash posted to exchanges or deposited with banks and/or invested in highly liquid securities), and the interest rates paid on client balances and group-wide debt financing (interest-bearing liabilities). These interest-earning assets and interest-bearing liabilities are not part of our fair value trading portfolio and as such the exposure they create to interest rate risk is measured using a sensitivity analysis. Interest rate risk created by other financial assets and financial liabilities measured at fair value and within our trading portfolio is measured by VaR.

The exposure to interest rate fluctuations is, however, limited through the offset that exists between the interest-earning assets and interest-bearing liabilities. The sensitivity is variable to the extent that investments are linked to client balances and, in addition, many of the balances have limited sensitivity as both the assets and liabilities are exposed to similar reference rates. Since the return paid on client liabilities is generally reset to prevailing market interest rates on an overnight basis, the Group is only exposed for the time it takes to reset any of our fixed-rate investments which typically have maturities of less than three months, with the exception of certain U.S. Treasuries, which have a maturity of up to two years.

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32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Interest rate risk (continued)

The interest rate movements are monitored for potential impact to net interest income (‘NII’) continuously. The Group is sensitive to movements in short term rates, as changes to the rate will require a rebalancing of any fixed rate exposure. The Group considers that short term rates include rates that reference periods between overnight and three months on the basis that these are the most common fixing periods for interest rate products. The interest rate exposure is managed using a variety of instruments and are exposed to material changes in the short term rates as these are likely to reflect fixing periods during which floating rate exposure is effectively fixed until the next fixing date is reached. Analysis of recent changes to short term rates suggest that movements are usually within a 100bps range; this is based on a review of Fed Funds rate moves over a rolling three month period between January 2022 and September 2023 and as such, the Group has considered a movement of 100bps to be an extreme scenario over a three month period.

The Group has modelled the interest rate sensitivity to include the impact of rate movements on the income earned on average investment balances offset with expenses paid on interest bearing liabilities and debt funding. This reflects the proportion of client assets which are interest bearing and the average balances of our debt funding. The sensitivity analysis has been determined based on the exposure at the reporting date and does not include effects that may arise from increased margin calls at exchanges, changes in client behaviour or related management actions.

It is estimated, that as at 31 December 2023, if the relevant short term interest rates had been 100bps higher, NII on interest-bearing financial assets and financial liabilities for the year ended 31 December 2023 would increase by $38m (2022: $33m). If the short-term interest rates had been 100bps lower, NII for interest-bearing financial assets and financial liabilities for the year ended 31 December 2023 would decrease by $38m (2022: $33m). This impact relates solely to NII and does not include the impact of compensation or taxes which would reduce the impact on profit after tax.

Fair value hedge

At 31 December 2023, the Group had an interest rate swap and a cross currency swap agreement in place with a notional amount of €300m whereby the Group receives SOFR + 6.1% and $327.3m in return for €300m and paying fixed 8.375%. The interest rate swap and cross currency swap are being used to hedge the exposure to changes in the fair value of the fixed rate 8.375% senior debt issuance.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.

Hedge ineffectiveness can arise from:

•	different interest rate curve applied to discount the hedged item and hedging instrument

•	differences in timing of cash flows of the hedged item and hedging instrument

•	the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Fair value hedge (continued)

The impact of the hedging instrument on the statement of financial position as at 31 December 2023 is as follows:

	Notional Amount $m	Carrying Amount $m	Line item in the statement of financial position	Change in fair value used for measuring ineffectiveness for the period $m
Interest rate swap	331.1	23.8	Derivative instruments	3.4
Cross currency swap	327.3	3.0	Derivative instruments	—
Fixed rate borrowing	329.8	358.4	Debt securities	(3.4)

Concentration risk

To mitigate the concentration of credit risk exposure to a particular single customer, counterparty or group of affiliated customers or counterparties, the Group monitors these exposures carefully and ensures that these remain within pre-defined limits. Large exposure limits are determined in accordance with appropriate regulatory rules.

Further concentration risk controls are in place to limit exposure to clients or counterparties within single countries of origin and operation through specific country credit risk limits as set by the Board Risk Committee.

The largest concentration of cash balances as at 31 December 2023 was 46% (2022: 65%) to a UK-based, AA rated global banking group (2022: UK-based, AA- rated global banking group).

The largest concentration of exposures to exchanges, clearing houses and other counterparties as at 31 December 2023 was 38% to ICE (2022: 44%) and 38% to the CME (2022: 26%).

The largest concentration of exposures to treasury instruments is to the United States Government as 97% (2022: 100%) of the instruments are issued by the US Government or a US Government sponsored enterprise.

Liquidity risk

The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $250 million (2022: $280m) of committed revolving credit facilities (note 21(d)). The Group has access to a further $125m (2022: $210m) secured borrowings (note 21(b)). The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Groups liquidity resources.

There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than 3 months and US Treasuries with a maturity of up to 2 years.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Liquidity risk (continued)

The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked-to-market, there is no material difference between the carrying value and fair value.

Liquidity risk exposures

The following table details the Group’s available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:			2023 $m	2022 $m
Amount used	21	(a)	—	148.7
Amount unused	21	(d)	250.0	280.0

			250.0	428.7

The following table details the Group’s contractual maturity for non-derivative liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	—	3,118.9	—	—	—	3,118.9
Short securities	1.3	1,923.5	—	—	—	1,924.8
Amounts due to exchanges, clearing houses and other counterparties	432.4	—	—	—	—	432.4
Trade payables	5,725.2	183.3	—	—	—	5,908.5
Other creditors	8.9	10.7	2.1	—	—	21.7
Stock lending	—	2,323.3	—	—	—	2,323.3
Debt securities	—	440.2	868.2	889.4	18.5	2,216.3
Lease liabilities	—	3.4	10.4	31.5	12.5	57.8

At 31 December 2023	6,167.8	8,003.3	880.7	920.9	31.0	16,003.7

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Repurchase agreements	1,874.5	2,500.4	6.5	—	—	4,381.4
Short securities	676.8	310.0	—	—	—	986.8
Amounts due to exchanges, clearing houses and other counterparties	180.0	—	—	—	—	180.0
Trade payables	5,652.9	160.8	376.0	—	—	6,189.7
Other creditors	5.6	5.2	1.1	—	—	11.9
Stock lending	1,004.0	392.9	—	—	—	1,396.9
Short-term borrowings	—	12.9	—	—	—	12.9
Long-term borrowings	—	—	—	135.8	—	135.8
Debt securities (restated)	—	199.9	623.8	314.6	21.7	1,160.0
Lease liabilities	—	2.2	6.5	24.5	7.6	40.8

At 31 December 2022	9,393.8	3,584.3	1,013.9	474.9	29.3	14,496.2

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Liquidity risk (continued)

Liquidity risk exposures (continued)

Amounts due to exchanges, clearing houses and other counterparties, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables and disaggregated in note 24.

Debt securities maturity profile has been restated, please refer to note 1 for further information.

Shown below is the Group’s contractual maturity for non-derivative financial assets:

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,757.8	104.8	119.7	—	2,982.3
Equity instruments	1,511.9	9.4	—	—	—	1,521.3
Stock borrowing	2,501.4	—	—	—	—	2,501.4
Repurchase agreements	—	3,199.8	—	—	—	3,199.8
Amounts due from exchanges, clearing houses and other counterparties	3,297.2	—	—	—	—	3,297.2
Trade debtors	468.2	206.7	11.8	1.1	—	687.8
Default funds and deposits	17.3	121.5	134.3	0.1	—	273.2
Loans receivable	—	7.7	0.4	—	—	8.1
Other debtors	142.2	11.3	0.5	0.1	0.6	154.7
Cash and cash equivalents	1,483.5	—	—	—	—	1,483.5

At 31 December 2023	9,421.7	6,314.2	251.8	121.0	0.6	16,109.3

	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	—	2,497.8	221.9	—	—	2,719.7
Equity instruments	410.0	—	—	—	—	410.0
Financial institution notes	1,894.6	—	—	—	—	1,894.6
Repurchase agreements	2,004.3	2,335.2	6.5	—	—	4,346.0
Amounts due from exchanges, clearing houses and other counterparties	565.3	3,409.0	48.2	24.2	—	4,046.7
Trade debtors	25.1	107.4	8.6	—	—	141.1
Default funds and deposits	192.3	160.4	—	—	—	352.7
Loans receivable	—	17.9	—	0.3	—	18.2
Other debtors	5.3	67.3	6.7	14.0	—	93.3
Cash and cash equivalents	910.1	—	—	—	—	910.1

At 31 December 2022	6,007.0	8,595.0	291.9	38.5	—	14,932.4

Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 20.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Liquidity risk (continued)

Liquidity risk exposures (continued)

The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2023:

Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Assets	—	255.3	139.9	396.5	2.4	794.1
Liabilities	—	(248.9)	(109.0)	(181.0)	(1.8)	(540.7)

At 31 December 2023	—	6.4	30.9	215.5	0.6	253.4

The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities as at 31 December 2022:

Derivative instruments	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Assets	—	128.4	154.5	197.5	0.4	480.8
Liabilities	—	(134.1)	(124.9)	(35.2)	(0.1)	(294.3)

At 31 December 2022	—	(5.7)	29.6	162.3	0.3	186.5

Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the gross amount of derivative assets of $794.1m (2022: $480.8m) and the gross amount of derivative liabilities of $540.7m (2022: $294.3m) are presented separately in the Group’s statement of financial position.

Fair value measurement

The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.

Management assessed that the fair values of treasury instruments, stock borrowing, reverse repurchase agreements, amounts due from exchanges, clearing houses and other counterparties, cash and short term deposits, trade receivables, repurchase agreements, stock lending and trade and other payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the Level 2 fair values:

•

The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.

•	The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Fair value measurement (continued)

•

Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group’s inventory, then quoted market price will be used to value the inventory position.

•

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

Own credit

Under IFRS 9, changes in fair value related to own credit risk for other financial liabilities designated at fair value through profit and loss are recognised in other comprehensive income. The changes in own credit risk recognised in other comprehensive income are subsequently transferred within equity to retained earnings in the same period as the sales fee income is deemed earned. The Group determines its own credit spread regularly based on a model using observable market inputs. Management estimates the own credit spread through using market observable credit spreads and paid credit spreads for public distributed products of the Group. The estimated own credit sensitivity to a 1 basis point move in credit spread is $0.2m (2021: $0.2m). Hence an increase in own credit spread of 1 basis point will lead to a charge of $0.2m (2022: $0.2m) recognised in other comprehensive income.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Fair value measurement (continued)

The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 31 December 2023 and 2022.

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:
Equity instruments	1,521.3	—	—	1,521.3
Derivative instruments	1.1	789.1	0.8	791.0
Trade debtors	5.6	—	—	5.6
Inventory	144.5	18.9	—	163.4
Financial assets – FVTOCI:
Investments	5.5	10.7	—	16.2
Derivative instruments	—	3.1	—	3.1
Financial liabilities – FVTOCI:
Derivative instruments	—	(0.2)	—	(0.2)
Financial liabilities – FVTPL:
Derivative instruments	(2.2)	(535.3)	(3.0)	(540.5)
Trade payables	(5.6)	—	—	(5.6)
Short securities	(1,924.8)	—	—	(1,924.8)
Debt securities	—	(1,854.9)	(3.0)	(1,857.9)

At 31 December 2023	(254.6)	(1,568.6)	(5.2)	(1,828.4)

	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Financial assets – FVTPL:
Equity instruments	410.0	—	—	410.0
Derivative instruments	—	474.7	2.6	477.3
Trade Debtors	4.5	—	—	4.5
Inventory	27.5	8.3	—	35.8
Financial assets – FVTOCI:
Investments	4.9	11.5	—	16.4
Derivative instruments	—	3.5	—	3.5
Financial liabilities – FVTOCI:
Derivative instruments	—	(1.6)	—	(1.6)
Financial liabilities – FVTPL:
Derivative instruments	—	(287.9)	(4.8)	(292.7)
Trade Payables	(4.5)	—	—	(4.5)
Short securities	(986.8)	—	—	(986.8)
Debt securities	—	(1,160.0)	—	(1,160.0)

At 31 December 2022	(544.4)	(951.5)	(2.2)	(1,498.1)

The above table has been restated to add trade debtors, trade payables and short securities line items.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

32 Financial instruments (continued)

(f) Financial risk management objectives (continued)

Fair value measurement (continued)

The following table summarises the movements in the Level 3 balances during the year.

Asset and liability transfers between Level 2 and Level 3 are primarily due to either an increase or decrease in observable market activity related to an input or a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant. There were no transfers between any other levels during the year (2022: no transfers).

Reconciliation of Level 3 fair value measurements of financial assets

	2023 $m	2022 $m
Balance at 1 January	2.6	1.4
Purchases	—	0.9
Settlements	(2.4)	(0.6)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	0.6	0.9

Balance at 31 December	0.8	2.6

Reconciliation of Level 3 fair value measurements of financial liabilities

	2023 $m	2022 $m
Balance at 1 January	4.8	2.4
Purchases	0.6	1.6
Settlements	(0.7)	(0.1)
Total gains or losses in the period recognised in the income statement:
Market Making revenue	2.9	0.9
Transfers out of Level 3	(4.0)	—
Transfers into Level 3	2.4	—

Balance at 31 December	6.0	4.8

The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial.

The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At 31 December 2023, the Group held a deferred day 1 gains/losses balance of $3.1m (2022 $2.3m).

33 Client money (segregated)

As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the CFTC’s client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges,

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

33 Client money (segregated) (continued)

clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA’s CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the Group’s statement of financial position.

	2023 $m	2022 $m
Segregated assets at banks (not recognised)	4,116.4	4,447.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	2,084.6	3,442.8
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	4,415.6	5,059.4

	10,616.6	12,949.6

As at 31 December 2023, $197.7m (2022: $120.1m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within Trade and other payables in the statement of financial position.

34 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the ordinary equity holders of the Group for the year by the weighted average number of ordinary shares and non-voting ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2023	2022	2021
Profit before tax ($m)	196.5	121.6	69.9
Tax ($m)	(55.2)	(23.4)	(13.4)

Profit after tax ($m)	141.3	98.2	56.5
AT1 dividends paid ($m)	(13.3)	(6.6)	—

Profit attributable to ordinary shareholders of the Group ($m)	128.0	91.6	56.5

Weighted average number of Ordinary shares during the year	109,083,693	109,146,580	110,477,964

Basic earnings per share ($)	1.17	0.84	0.51

Weighted average number of Ordinary shares for basic EPS	109,083,693	109,146,580	110,477,964

Effect of dilution from:
Share schemes	8,621,240	5,835,142	3,963,975

Weighted average number of Ordinary shares adjusted for the effect of dilution	117,704,933	114,981,722	114,441,939

Diluted earnings per share ($)	1.09	0.80	0.49

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

34 Earnings per share (continued)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements. The 2022 number for Share schemes and weighted average number of ordinary shares adjusted for the effect of dilution have been restated.

In our previously issued consolidated financial statements we identified a clerical error on the face of the income statement that presented basic and diluted earnings per share in cents per share whereas it should have been presented in $ per share. The clerical error was corrected in the accompanying consolidated financial statements.

35 Related party transactions

(a) Parent and ultimate controlling party

The immediate parent and ultimate controlling party of the Company is Amphitryon Limited, a company incorporated in Jersey, Channel Islands.

(b) Key management personnel

The remuneration paid to key management personnel for their services to the Group was as follows:

	2023 $m	2022 $m
Wages and salaries	46.5	47.3
Short-term monetary benefits	0.2	0.2
Defined contribution pension cost	0.1	0.1
Management Incentive Plan	16.5	12.9

	63.3	60.5

The remuneration of the highest paid Director for their services to the Group was $4.3m (2022: $7.3m). No pension contributions were made on their behalf whilst they were a Director of the Group (2022: $nil).

(c) Key management personnel transactions

In May 2023 the Company offered all current and former employees the opportunity to sell some or all of the beneficial interest held in non-voting ordinary shares to the Employee Benefit Trust. Pursuant to that offer, in June 2023 the beneficial interest in 208,754 non-voting ordinary shares was acquired at market value from key management personnel.

(d) Transactions with entities having significant influence over the Group

Balances and transactions between the Company and its subsidiaries which are related parties have been eliminated on consolidation and are not disclosed in this note.

On 20 October 2020, the Company entered into a Shareholders’ Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the ‘2020 Shareholders’ Agreement’). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of our EBITDA each year to a party associated with the ultimate parent company for services provided. For the years ended 31 December 2023, 2022 and 2021, the Group

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

35 Related party transactions (continued)

(d) Transactions with entities having significant influence over the Group (continued)

paid $6.1m, $3.4 million and $2.1 million, respectively, recorded within other expenses. As at 31 December 2023, there was $1.1m outstanding and $1.0m as at 31 December 2022 recorded within trade and other payables.

There were no other transactions during the period or assets and liabilities outstanding as at 31 December 2023 (2022: $nil) with other related parties.

36 Share-based payment

The Group operates three equity-settled share-based remuneration schemes for Executive Directors and senior management. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The fair values of the shares were calculated by applying an estimated price-earnings multiple to the earnings per share of the Group, which prior to grant was approved at the Remuneration Committee. The cost of the service is recognised in the income statement over the period that the employee provides service and there is a shared understanding of the terms and conditions of the arrangement. The employee to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee were to leave.

Deferred Bonus Plan

Members of the scheme are awarded a fixed number of non-voting ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the grant date is deemed to be the beginning of the year for which the bonus had been awarded.

Retention Long Term Incentive Plan

Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period.

Annual Long Term Incentive Plan

Members of the scheme are awarded a variable number of non-voting ordinary shares three years after the grant date. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted operating profit before tax over the three-year period.

The charge for the year arising from share-based payment schemes was as follows:

	2023 $m	2022 $m
Deferred Bonus Plan	13.8	6.7
Retention Long Term Incentive Plan	4.5	10.0
Annual Long Term Incentive Plan	2.0	—

Total equity-settled share-based payments	20.3	16.7

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

36 Share-based payment (continued)

Movement on share awards

	2023 No.	2022 No.
Outstanding at the beginning of the year	5,835,142	844,760	*
Granted during the year	3,067,596	5,073,560	*
Vested during the year	(281,498)	—
Forfeited during the year	—	(83,178)

Outstanding at the end of the year	8,621,240	5,835,142

Weighted average fair value of awards granted ($)	6.8	6.1

*	Restated

For the purposes of the above disclosure the fair value of the awards granted during 2023 is assumed to be the final price approved by the Remuneration Committee.

Previous share-based payment schemes

In addition to the three equity-settled share-based remuneration schemes currently active and outlined above, previously the Group had other equity and cash settled share-based remuneration plans under which no more awards are being granted. However, there are certain instruments issued and outstanding under those plans as at 31 December 2023. The terms and the instruments are outlined below.

Growth shares and nil cost options

The Group offered multiple series of growth shares and some nil cost options to employees (some of whom are now former employees), including Directors and senior managers during the period between 2010 and 2020. As an equity settled scheme the nil cost options are not recognised as they are contingent on a liquidity event which is not yet considered probable. The growth shares series granted in 2010, 2011 and 2015 were fully vested prior to 1 January 2021 and, accordingly, 10.8 million growth shares were issued. Those growth shares remain subject to a bad leavers provision, under which they will be converted into deferred shares if the employee who leaves is categorised as a bad leaver. The 2016, 2019 and 2020 series will only vest on the occurrence of a liquidity event, which is defined as a sale, initial public offering, or liquidation. Refer to Note 27 – Share capital for a description of the rights of the Growth shares.

Growth options

The Group granted growth options to current and former employees under the series 2010 growth options scheme. The series 2010 growth options are exercisable upon the occurrence of a liquidity event, and will entitle the holder to a cash payment equal to the value of the 2010 growth share series. Alternatively the Group Board may determine that holders of the options instead be offered the right for their 2010 growth options to be converted into 2010 Growth Shares, but the choice of settlement will remain with the holder. All growth options were fully vested prior to 1 January 2021. At 31 December 2023, there were 185,894 (2022: 185,894) growth options outstanding. A liability commensurate with the growth share value will be recorded at fair value with the remeasurement being recognised in the income statement. Upon the liquidity event becoming probable, an amount equal to the value of the growth shares will be recognised which, as at 31 December 2023, is not material.

Warrants

Group granted warrants to certain Directors and senior managers in 2010 and 2019, giving the holders of the warrants the right to purchase in aggregate 1,143,453 non-voting ordinary shares for a

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PURSUANT TO 17 C.F.R. SECTION 200.83

36 Share-based payment (continued)

Growth options (continued)

Warrants (continued)

fixed price per share. The warrants granted were fully vested prior to 1 January 2021. The warrants can be exercised upon the occurrence of a liquidity event. They are accounted for as an equity instrument.

37 Events after balance sheet date

(a) Disposal of Marex North America LLC

On 3 January 2024, the Group disposed of one of its regulated subsidiaries in the United States, Marex North America LLC (‘MNA’), to an external buyer for proceeds of $127.5m, constituting $125m for the net assets of the business and a premium of $2.5m. Prior to the disposal, during 2023, the business of MNA was transferred to another affiliate, Marex Capital Markets Inc. The entity being disposed of qualified as a disposal group under IFRS 5. However, as the only asset that the entity held at the balance sheet date was a receivable related to intragroup debt, which eliminates on consolidation, the entity was not disclosed as a disposal group.

(b) Purchase of Pinnacle Fuel LLC

On 4 January 2024, the Group acquired Pinnacle Fuel LLC (‘Pinnacle’) from Empire Holding LLC for a consideration of $4.01m including a $4m premium and $0.01m of net assets. Pinnacle is a physical oil trading business and has been purchased by MNA Holdings LLC in order to facilitate the back-to-back oil trading business.

The initial accounting for the acquisition of net identifiable assets has only been provisionally determined. At the date of finalisation of these consolidated financial statements, the necessary market valuation and other calculations had not been finalised.

(c) Interim dividend

On 6 February 2024 the Company paid an interim dividend of $44.1m to ordinary shareholders.

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38 Condensed Financial Information of Parent Company

(a) Condensed Income Statements For the year ended 31 December

	2023 $m	2022 $m	2021 $m
Interest income	45.9	22.1	9.8
Interest expense	(35.1)	(3.9)	(3.6)

Net interest income	10.8	18.2	6.2

Dividend income	114.7	5.0	25.0

Expenses:
Impairment of investments in subsidiaries	(8.2)	(32.3)	—
Other income	1.7	0.8	1.0
Other expenses	(27.9)	(5.0)	(10.0)

Profit / (loss) before tax	91.1	(13.3)	22.2
Tax	(0.9)	(1.9)	(0.7)

Profit / (loss) after tax	90.2	(15.2)	21.5
Other comprehensive (loss) / income	(6.2)	(0.1)	0.4

Total Comprehensive income / (loss)	84.0	(15.3)	21.9

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38 Condensed Financial Information of Parent Company (continued)

(b) Condensed Statements of Financial Position as at 31 December

	2023 $m	2022 $m
Assets
Non-current assets
Investments	3.8	3.7
Investments in subsidiaries	633.3	502.7
Deferred tax	2.1	0.2
Subordinated loans due from group undertakings	59.8	352.6

Total non-current assets	699.0	859.2

Current assets
Trade and other receivables	1,184.3	5.5
Derivative instruments	43.7	0.2
Corporation tax	—	0.1
Cash and cash equivalents	10.9	—

Total current assets	1,238.9	5.8

Total assets	1,937.9	865.0

Liabilities
Current liabilities
Derivative instruments	29.1	2.9
Debt securities	530.0	—
Trade and other payables	190.6	363.2

Total current liabilities	749.7	366.1

Non-current liabilities
Debt securities	708.0	59.4
Deferred tax liability	—	0.1
Total non-current liabilities	708.0	59.5

Total liabilities	1,457.7	425.6

Total net assets	480.2	439.4

Equity
Share capital	0.1	0.1
Share premium	134.3	134.3
Retained earnings	264.2	215.3
Additional Tier 1 capital (AT1)	97.6	97.6
Own shares	(9.8)	(7.9)
Other reserve	(6.2)	—

Total equity	480.2	439.4

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38 Condensed Financial Information of Parent Company (continued)

(c) Condensed Cash Flow Statements for the Year Ended 31 December

	2023 $m	2022 $m	2021 $m
Profit before tax	91.1	(13.3)	22.2
Adjustment to reconcile profit before tax to net cash flows:
Impairment of investments in subsidiaries	8.2	32.3	—
Bargain purchase gain on acquisitions	(0.9)	—	—
Increase in fair value of derivative instruments	(17.3)	2.7	—
Share-based payments	20.3	16.7	—
Other revaluations	(2.1)	—	—

Operating cash flows before changes in working capital	99.3	38.4	22.2

Working capital adjustments:
(Increase) / decrease in trade and other receivables	(1,127.9)	2.5	(3.0)
(Decrease) / increase in trade and other payables	(172.6)	51.8	80.6
Increase in equity instruments	(188.8)	(118.1)	(1.1)
Increase in debt securities	1,170.4	59.4	50.0

Cash (outflow) / inflow from operating activities	(219.6)	34.0	148.7
Corporation tax paid	(0.9)	(3.6)	(0.6)

Net cash (outflow) / inflow from operating activities	(220.5)	30.4	148.1

Investing activities
Decrease / (increase) in subordinated loan receivable	292.8	(63.5)	(128.1)

Net cash inflow / (outflow) from investing activities	292.8	(63.5)	(128.1)

Financing activities
Proceeds from issuance of additional Tier 1 capital (AT1)	—	100.0	—
Issuance costs of additional Tier 1 capital (AT1)	—	(2.4)	—
Repayment of Tier 2 debt securities	—	(50.0)	—
Purchase of own shares	(3.1)	(7.9)	—
Dividends paid	(58.3)	(6.6)	(20.0)

Net cash (outflow) / inflow from financing activities	(61.4)	33.1	(20.0)

Net increase in cash and cash equivalents	10.9	—	—

Cash and cash equivalents
Cash at banks and on hand and short-term deposits at 1 January	—	—	—
Increase in cash	10.9	—	—

Cash and cash equivalents at 31 December	10.9	—	—

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38 Condensed Financial Information of Parent Company (continued)

(d) Notes

Investments in subsidiaries

In the Parent Company only financial statements, the Company’s investments in subsidiaries are recorded at historic cost less accumulated impairment, in accordance with IAS 27, “Separate Financial Statements”. in which the impairment test performed on the assessment of investments in subsidiaries is performed in accordance with IAS 36, “Impairment of Assets”.

The Parent Company received dividends from subsidiaries of $114.7m during 2023 (2022: $5.0m, 2021: $25.0m).

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Marex Group plc

U.S.$600,000,000

Senior Notes Due Nine Months or More from Date of Issue

PROSPECTUS

   , 2024

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PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated    2024

PROSPECTUS SUPPLEMENT

(To Prospectus dated   , 2024)

Marex Group plc

Senior Notes Due Nine Months or More from Date of Issue

$    % Senior Notes due 20

We are offering, on a continuous basis, up to $    aggregate principal amount of    % Senior Notes due 20 (the “Notes”).

We will pay interest on the Notes semi-annually in arrears on   and   of each year, commencing on   , 2025, at a rate equal to   % per annum. The Notes will mature on   , 20 .

The Notes will be our direct, senior and unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness.

The Notes are not bank deposits and are not insured or guaranteed by the United Kingdom Financial Services Compensation Scheme, the United States Federal Deposit Insurance Corporation or any other government or governmental or private agency or deposit protection scheme in any jurisdiction.

The Notes will be issued in minimum denominations of $1,000, increased in integral multiples of $1,000. The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and “Risk Factors” beginning on page 35 of the accompanying prospectus, as well as the other information included in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to purchase any Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public offering price(1)	100.000%		$
Agents’ discounts and commissions		%	$
Expected proceeds, before expenses, to Marex Group plc.		%	$

(1)	Plus accrued interest, if any, from , 2024.

The Notes will be offered through the selling agents named below (the “Agents”) on a continuous basis. We have agreed with the Agents that they will use reasonable best efforts as agents on our behalf to solicit offers to purchase the Notes. The Agents have no obligation to buy any Notes from us or to arrange for the purchase or sale of any specific number or principal amount of Notes. The Agents have advised us that from time to time they may purchase and sell Notes in the secondary market, but they are not obligated to make a market in the Notes and may suspend or completely stop that activity at any time.

We may also offer the Notes directly to investors without the assistance of the Agents or other members of the selling group.

We may use this prospectus supplement and the accompanying prospectus in the initial sale of the Notes. In addition, we or any of our affiliates may use this prospectus supplement and the accompanying prospectus in a market-making transaction with respect to any of the Notes after their initial sale.

Agents

The date of this prospectus supplement is    , 2024.

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Prospectus Supplement

Prospectus

Neither we nor the Agents have authorized anyone to provide you with any information other than that contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus we may authorize to be delivered to you. Neither we nor the Agents take responsibility for, or provide any assurance as to the reliability of, any different or additional information that others may give you.

S-i

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We are not, and the Agents are not, offering to sell the Notes in any jurisdiction where offers or sales are not permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. The Notes are offered globally for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Persons into whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. [See “Plan of Distribution (Conflict of Interest)—Selling Restrictions” in the accompanying prospectus].

EU PRIIPs REGULATION / PROHIBITION OF SALES TO EEA RETAIL INVESTORS. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and/or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPS REGULATION / PROHIBITION OF SALES TO UK RETAIL INVESTORS. The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; and/or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the Regulation (EU) No 1286/2014 (as amended) as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

S-ii

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the Notes and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which provides general information, including a general description of the securities that we may offer from time to time, some of which may not apply to the Notes. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus, on the other hand, you should rely on the information contained in this prospectus supplement.

You should carefully read and review this prospectus supplement, the accompanying prospectus, and any related free writing prospectus we file with the Securities and Exchange Commission (the “SEC”) before you invest in the Notes. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, and any such free writing prospectus. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus (as updated by this prospectus supplement), or any such free writing prospectus is accurate as of any date other than its respective date or the date that is specified in those documents, or that the information we previously filed with the SEC is accurate as of any date other than the date that is specified in such document. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, the terms “Company,” “we,” “our,” “us,” and “Marex” refer to Marex Group plc.

References herein to “$” and “dollars” are to the lawful currency of the United States of America.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus supplement and the accompanying prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus supplement and the accompanying prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

In addition, we are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information we file with the SEC also are available at our website, www.marex.com. We have included the SEC’s web address and our web address as inactive textual references only.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” herein and in the accompanying prospectus, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” herein and in the accompanying prospectus and the following:

•	subdued commodity market activity or pricing levels;

•	the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices;

•	changes in interest rate levels;

•	the risk of our clients and their related financial institutions defaulting on their obligations to us;

•	regulatory, reputational and financial risks as a result of our international operations;

•	software or systems failure, loss or disruption of data or data security failures;

•	an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions;

•	market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency;

•	the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products;

•	the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations;

•	lack of sufficient financial liquidity;

•

if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations;

•	significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and

•

if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions.

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The forward-looking statements made in this prospectus supplement and in the accompanying prospectus relate only to events or information as of the date on which the statements are made in this prospectus supplement and in the accompanying prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus supplement, the accompanying prospectus and the documents that we reference in this prospectus supplement and the accompanying prospectus and have filed as exhibits to the registration statement, of which the accompanying prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus supplement and the accompanying prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus supplement and the accompanying prospectus and the documents that we reference in this prospectus supplement and the accompanying prospectus and have filed as exhibits to the registration statement, of which this prospectus supplement is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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SUMMARY

The following summary highlights selected information from this prospectus supplement and the accompanying prospectus about the Notes and this offering. This description is not complete and does not contain all of the information that you should consider before investing in the Notes. You should read this prospectus supplement and the accompanying prospectus carefully to understand fully the terms of the Notes as well as other considerations that are important to you in making a decision about whether to invest in the Notes. You should pay special attention to the “Risk Factors” section beginning on page S-8 of this prospectus supplement and the “Risk Factors” section in the accompanying prospectus, to determine whether an investment in the Notes is appropriate for you. This prospectus supplement includes forward-looking statements that involve risks and uncertainties. For a more complete understanding of the Notes, you should read the section entitled “Description of the Notes” beginning on page S-10 of this prospectus supplement as well as the section entitled “Description of Notes” beginning on page 218 of the accompanying prospectus. To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

The Offering

Issuer	Marex Group plc

Securities Offered	Up to $ aggregate principal amount of % Senior Notes due 20 . See “Description of the Notes—General” in this prospectus supplement.

Issue Date	, 2024.

Maturity Date	The Notes will mature on , 20 .

Interest Rate	The Notes will bear interest at the rate of % per year from the original issuance date.

Interest Payment Dates	We will pay interest on the Notes semi-annually in arrears on and of each year, commencing on , 2025.

No Listing	The Notes will not be listed on any securities exchange or included in any automated dealer quotation system.

Ranking	The Notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness.

Forms of Notes	The Notes will be issued in the form of one or more Global Notes registered in the name of the nominee for, and deposited with, The Depository Trust Company.

Optional Redemption by Company	[The Notes will not be redeemable by us prior to maturity and are not subject to any sinking fund.]

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Optional Redemption in the Event of a Change in Tax Treatment

We may redeem the Notes, in whole but not in part, at our option, on not less than 10 nor more than 60 days’ notice, at any time at a redemption price equal to 100% of the principal amount thereof, together with accrued but unpaid interest, if any, to (but excluding) the date fixed for redemption, in the event of a change in tax treatment, as described under “Description of Notes—Optional Redemption in the Event of Change in Tax Treatment” herein.

Minimum Denominations	The Notes will be issued only in registered form in minimum denominations of $1,000 and in integral multiples of $1,000 in excess thereof.

Agents

Selling Group Members	The Agents and dealers composing the selling group are broker—dealers and securities firms. The Agents have entered into a Selling Agent Agreement with us dated , 2024. The Agents and the dealers have agreed to market and sell the Notes in accordance with the terms of the Selling Agent Agreement and applicable laws and regulations.

Distribution	We are offering the Notes using this prospectus supplement and the accompanying prospectus, through the Agents named in this prospectus supplement, or directly to purchasers of the Notes. The Agents have agreed to use their reasonable best efforts to solicit purchases of the Notes. See “Supplemental Plan of Distribution (Conflict of Interest).”

Dealers’ Discounts and Commissions	We expect to sell the Notes through the Dealers at a specified discount and commission of % of the principal amount per Note purchased from us. See “Plan of Distribution (Conflict of Interests)” for more information.

Use of Proceeds	We intend to use the net proceeds from the sale of the Notes for working capital, to fund incremental growth and for other general corporate purposes. General corporate purposes may include repayment of debt, redemptions and repurchases of shares of our ordinary shares, debt securities (including the Notes) and our other securities, the funding of acquisitions, investments in other businesses, additions to working capital, capital expenditures and investments in or extension of credit to our subsidiaries. See “Use of Proceeds” in this prospectus supplement.

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Risk Factors	You should carefully consider the specific factors set forth under “Risk Factors” on page S-8 of this prospectus supplement, the “Risk Factors” beginning on page 35 of the accompanying prospectus, as well as the information and data included elsewhere in this prospectus supplement or the accompanying prospectus, before making an investment decision.

Governing Law	New York

Trustee	Citibank, N.A.

Paying Agent and Registrar	Citibank, N.A.

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RISK FACTORS

Investing in the Notes involves risks. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in the Notes and the suitability of investing in the Notes in light of their particular circumstances. Before making a decision to invest in the Notes, you should carefully consider the risks described in the accompanying prospectus under the heading “Risk Factors,” as well as the risks specific to the Notes as set forth below. The occurrence of any of these risks could materially adversely affect our business, operating results and financial condition.

The risks and uncertainties we describe are not the only risks and uncertainties we face. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the Notes and the loss of all or part of your investment.

Risks Related to the Notes

In addition to the risks discussed under “Risk Factors—Risks Relating to Our Notes—In General” in the accompanying prospectus, the following risks also apply to the Notes and this offering.

This offering is being conducted on a “best efforts” basis.

This offering is being conducted on a “best efforts” basis, and the Agents are under no obligation to purchase any Notes for their own accounts. The Agents are not required to sell any specific number or dollar amount of Notes in this offering but will use its best efforts to sell the Notes offered in this prospectus supplement. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated.

There is currently no trading market for the Notes and an active trading market for the Notes may not develop or be sustained.

The Notes is a new issue of securities for which there is no established market. We do not intend to apply for listing or quotation of the Notes on any securities exchange or automated quotation system. While the Agents have informed us that they intend to make a market in the Notes, the Agents will not be obligated to do so and may stop their market-making at any time. In addition, any market-making activities will be subject to limits under U.S. federal securities laws. These factors may affect the pricing of the Notes in any secondary market, the transparency and availability of trading prices and the liquidity of the Notes. We cannot assure you that an active trading market will develop for the Notes, or if developed, that such a market will be sustained. If an active trading market fails to develop or cannot be sustained, you may not be able to resell your Notes at any price or at their fair market value or at all.

The market prices of the Notes may be volatile.

The market prices of the Notes will depend on many factors, including, but not limited to, the following: credit ratings on our debt securities assigned by rating agencies; the time remaining until maturity of the Notes; the prevailing interest rates being paid by other companies similar to us; our results of operations, financial condition and prospects; and the condition of the financial markets. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the Notes. Rating agencies continually review the credit ratings they have assigned to companies and debt securities. Negative changes in the credit ratings assigned to us or our debt securities could have an adverse effect on the market prices of the Notes.

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USE OF PROCEEDS

If all the Notes under this continuous offering are sold, we estimate that we will receive approximately $    , after deducting offering expenses and the Agents’ discounts, from the sale of the Notes. The net proceeds from the sale of the Notes will be used by us for general corporate purposes in the ordinary course of our business. General corporate purposes may include repayment of debt, redemptions and repurchases of shares of our ordinary shares, debt securities (including the Notes) and our other securities, the funding of acquisitions, investments in other businesses, additions to working capital, capital expenditures and investments in or extension of credit to our subsidiaries.

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DESCRIPTION OF THE NOTES

The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of Notes” in the accompanying prospectus and should be read in conjunction with such description. For purposes of this “Description of the Notes,” references to the “Company,” “we,” “our,” “us” and “Marex” include only Marex Group plc and not its subsidiaries. All capitalized terms used under this heading “Description of the Notes” that are not defined herein have the meanings ascribed thereto in the accompanying prospectus or in the Indenture. The following description is qualified in its entirety by reference to the provisions of the Indenture.

General

The Notes issued in this offering initially will be limited to $    aggregate principal amount.

The Notes are to be issued under an Indenture dated as of    , 2024 (the “Indenture”), between the Company and Citibank, N.A., as the trustee (the “Trustee”). The Notes and the Indenture are governed by, and shall be construed in accordance with, the laws of the State of New York. The Indenture is more fully described in the accompanying prospectus under “Description of Notes.” A copy of the Indenture is included as an exhibit to our registration statement of which this prospectus supplement and the accompanying prospectus are a part.

Ranking

The Notes will:

•	be unsecured obligations of the Company;

•

be effectively subordinated to all our existing and any future secured indebtedness, to the extent of the assets securing such indebtedness, and to any existing and future indebtedness and other liabilities of our subsidiaries;

•	be equal in right of payment with any of our existing and future unsecured, unsubordinated indebtedness; and

•	rank senior to any of our existing and future subordinated indebtedness.

Payment at Maturity

The Notes will mature on    , 20 .

At maturity, you will receive an amount in cash equal to $1,000 per $1,000 principal amount of the Notes you then hold, plus any accrued and unpaid interest. If the maturity date falls on a day that is not a business day, we will postpone the payment of principal and interest to the next succeeding business day, but the payment made on such date will be treated as being made on the date that the payment was first due and the holders of the Notes will not be entitled to any further interest or other payments with respect to such postponement.

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of London and the City of New York.

Interest

The Notes will bear interest at a fixed rate of    % per annum. Interest on the Notes will accrue from and including    , 2024 or the most recent date to which interest has been paid or

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duly provided for. We will pay interest on the Notes semi-annually in arrears on    and    of each year, commencing on    , 2025.

The interest payable on the Notes on any interest payment date will be paid to the person in whose name the Notes are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the applicable interest payment date. Interest that we pay on the maturity date of the Notes will be paid to the person to whom the principal will be payable.

Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the Notes is not a business day, the payment of the interest payable on that date will be made on the next day that is a business day, without any interest or other payment in respect of the delay, with the same force and effect as if made on the scheduled payment date. If the maturity date of the Notes falls on a day that is not a business day, the payment of interest and principal shall be made on the next succeeding business day, and no interest will accrue after such maturity date.

[No Optional Redemption by Company

Subject to the provisions described under “—Optional Redemption in the Event of Change in Tax Treatment,” we may not redeem the Notes at our option at any time prior to maturity.]

No Mandatory Redemption or Sinking Fund

The Notes are not subject to mandatory redemption or repayment at the option of the holders at any time prior to maturity. The Notes are not subject to nor entitled to the benefit of any sinking fund.

We may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption in the Event of Change in Tax Treatment

The Notes may be redeemed by us, in whole but not in part, at our option, on not less than 10 nor more than 60 days’ notice, at any time at a redemption price equal to 100% of the principal amount thereof, together with accrued but unpaid interest, if any, to (but excluding) the date fixed for redemption if, at any time, we determine that:

(a)

in making payment under such Notes in respect of principal, interest or missed payment we have or will or would become obligated to pay Additional Amounts as provided in the indenture, provided such obligation results from a change in or amendment to the laws of a Taxing Jurisdiction, or any change in the official application or interpretation of such laws (including a decision of any court or tribunal), or any change in, or in the official application or interpretation of, or execution of, or amendment to, any treaty or treaties affecting taxation to which the UK is a party, which change, amendment or execution becomes effective on or after the date of original issuance of the Notes; or

(b)

the payment of interest in respect of the Notes has become or will or would be treated as a “distribution” within the meaning of Section 1000 of the Corporation Tax Act 2010 of the UK (or any statutory modification or re-enactment thereof for the time being), as a result of any change in or amendment to the laws of the Taxing Jurisdiction, or any change in the official application or interpretation of such laws, including a decision of any court, which change or amendment becomes effective on or after the date of original issuance of the Notes;

provided, however, that, in the case of (a) above, no notice of redemption will be given earlier than 90 days prior to the earliest date on which we would be obliged to pay such additional amounts were a payment in respect of such Notes then due.

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Defeasance and Discharge

The defeasance and discharge provisions of the Notes described under “Description of Notes—Defeasance and Discharge” in the accompanying prospectus will apply to the Notes.

Events of Default

The events of default with respect to senior notes under the Indenture described under “Description of Notes—Events of Default” in the accompanying prospectus will apply to the Notes.

Form and Denomination

The Notes will be issued in book-entry only form. Upon issuance, the Notes will be represented by fully registered global notes (“Global Notes”). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto (“DTC” or the “Depositary”), as Depositary, and registered in the name of Cede & Co. (DTC’s nominee). Investors may elect to hold interests in the Global Notes through either the Depositary (in the United States) or Clearstream Banking S.A. (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”), if they are participants in such systems, or indirectly through organizations which are participants in such systems. The Notes will be issued in registered form in minimum denominations of $1,000 and in integral multiples of $1,000 in excess thereof. Definitive Notes will only be issued in the limited circumstances described under “Book-Entry Procedures” in the accompanying prospectus.

Additional Notes

We have the ability to “reopen,” or increase after the issuance date, the principal amount of a particular series of our notes without notice to the holders of existing notes of such series by selling additional notes having the same terms. Such additional notes may be issued in one or more series and with the same or different CUSIP or other identifying number as the outstanding notes. Any such additional notes, together with the outstanding notes, will constitute a single series of notes under the indenture, provided that such additional notes will be issued with the same CUSIP or other identifying number as the outstanding notes only if they are fungible with the outstanding notes for U.S. federal income tax purposes. However, any new notes of this kind may have a different offering price and may begin to bear interest at a different date.

Trustee

The Trustee under the Indenture is Citibank, N.A. On the date of this prospectus supplement, the Trustee has a designated principal corporate trust office at 388 Greenwich Street, New York, New York 10013, Attention: Agency & Trust – Marex Group plc. The Company maintains banking relationships with the trustee. Certain affiliates of the trustee act as principal program agent, registrar, fiscal agent, paying agent or transfer agent, as applicable, in respect of our Structured Notes Program, Public Offer Program or Tier 2 Program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Programs” in the accompanying prospectus.

Paying Agent and Registrar

Citibank, N.A. will act as paying agent and securities registrar for the Notes.

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TAX CONSIDERATIONS

Prospective investors should refer to the section “Material Tax Considerations—Material U.K. Tax Considerations” and “—Material U.S. Federal Income Tax Considerations” in the accompanying prospectus for a discussion on the material U.K. tax considerations and U.S. federal income tax consequences to a U.S. Holder (as defined therein).

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

We are offering the Notes on a continuous basis for sale through the Agents as described herein. Under the terms of the Selling Agent Agreement dated    , 2024, the Notes will be offered on continuous basis through    , and    who have agreed to use their reasonable efforts to solicit purchases of the Notes, on an agency basis on our behalf, at 100% of the principal amount of the Notes. We may also appoint, additional Agents to solicit sales of the Notes and any solicitation and sale of the Notes by such additional Agents will be substantially on the same terms and conditions to which the Agents have agreed. We will pay the Agents a gross selling concession to be divided among themselves as we shall agree. The concession will be payable in the form of a discount of % of the principal amount for each Note sold. We will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part. Each Agent will have the right, in its reasonable discretion, to reject any proposed purchase in whole or in part. We can withdraw, cancel or modify the offer without notice.

In addition, we may sell the Notes directly on our own behalf.

Each Agent may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act. [The Notes may be offered for sale only in the United States where it is legal to make such offers.] Only offers and sales of Notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where the prospectus and the accompanying pricing supplement must be delivered, are made pursuant to the registration statement of which the prospectus, as supplemented by any pricing supplement, is a part.

Each Agent has represented and agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the Notes or possesses or distributes this prospectus supplement or the accompanying prospectus or pricing supplement and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither we nor any other agent will have responsibility therefore.

The Notes will not have an established trading market when issued. We do not intend to apply for the listing of the Notes on any securities exchange in the United States, but have been advised by the Agents that the Agents may make a market in the Notes as permitted by applicable laws and regulations. The Agents may make a market in the Notes but are not obligated to do so and may discontinue any market-making at any time without notice. We cannot assure you as to the liquidity of any trading market for any Notes. All secondary trading in the Notes will settle in immediately available funds.

In connection with the offering of Notes, the rules of the SEC permit one or more selling agents to engage in transactions that may stabilize the price of the Notes. Such agent will conduct these activities for the members of the Selling Group. These transactions may consist of short sales, stabilizing transactions and purchases to cover positions created by short sales. In general, these purchases or bids for the Notes for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Notes to be higher than it might otherwise be in the absence of those purchases or bids. Neither we nor the Agents makes any representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of any Notes. In addition, neither we nor the Agents makes any representation that, if commenced, these transactions will not be discontinued without notice. The Agents are not required to engage in these activities and may end any of these activities at any time.

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Conflict of Interest

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Agents and their affiliates may have engaged in, and may in the future engage in, commercial and investment banking, various financial advisory services and other commercial dealings in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of Marex or its affiliates. These Agents or their affiliates that have a lending relationship with Marex routinely hedge their credit exposure to Marex consistent with their customary risk management policies. Typically, these parties would hedge such exposure to Marex by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Marex’s securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. These Agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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LEGAL OPINIONS

The validity of the Notes offered by Marex Group plc hereby will be passed upon for us by Mayer Brown International LLP, London, United Kingdom as to matters of English law and the legality of the Notes offered hereby will be passed upon for us by Mayer Brown LLP, New York, New York as to matters of New York law. Certain legal matters will be passed upon for the Agents by       , New York, New York. Certain U.S. federal income tax matters will be passed upon for us by Mayer Brown LLP, New York, New York. Certain matters of United Kingdom tax law will be passed upon for us by Mayer Brown International LLP.

EXPERTS

The consolidated financial statements of Marex Group plc as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 included in the accompanying prospectus have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

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Marex Group plc

Senior Notes Due Nine Months or More from Date of Issue

$    % Senior Notes due 20

Prospectus Supplement

Agents

   , 2024

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

To the extent permitted by law, our amended and restated articles of association provide that the directors and officers of Marex Group plc or any associated company shall be entitled to be indemnified against all losses or liabilities which they incur in execution of their duty in their respective offices. We have entered into deeds of indemnity with each of our executive officers and directors.

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, our executive officers and directors (each a “Relevant Officer”) shall have the benefit of a deed of indemnity containing provisions that entitle each Relevant Officer to be indemnified against any liability incurred by or attaching to them (and including all charges, losses, liabilities and damages and all properly incurred costs and expenses incurred by them in relation thereto to the fullest extent permitted by law), provided that our amended and restated articles of association shall not authorize any such person to indemnification to the extent that it would be prohibited or rendered void under the Companies Act or other applicable law, in connection with any proven or alleged negligence, default, breach of duty or breach of trust or otherwise by them in relation to us or any of our associated companies (as defined in section 256 of the Companies Act) thereof, other than: (i) any liability incurred to us or any of our associated companies; (ii) the payment of a fine imposed in any criminal proceeding or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); (iii) the defense of any criminal proceeding if the Relevant Officer is convicted; (iv) the defense of any civil proceeding brought by us or our associated companies in which judgment is given against the Relevant Officer; (v) any claim which our board of directors determines as arising from the Relevant Officer’s fraud or willful default or which a court has determined as arising from the Relevant Officer’s fraud, willful default, recklessness or gross negligence; and (vi) any application for relief under sections 661(3), 661(4) or 1157 of the Companies Act in which the court refuses to grant relief to the Relevant Officer.

Subject to the provisions of the Companies Act, pursuant to a deed of indemnity, the Company may provide any Relevant Officer with funds to meet reasonable costs and expenditures incurred or to be incurred by them: (i) in defending any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust or otherwise by them in relation to the Company or an associated company thereof, or (ii) in connection with any application for relief under the Companies Act and otherwise may take any action to enable any such Relevant Officer to avoid incurring such expenditure. Relevant Officers who have received payment from the Company under the relevant indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the Company may prescribe or where the Company has reserved the right to require repayment.

We provide executive officers’ and directors’ liability insurance for our executive officers and directors against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

Any distribution agreement or selling agency agreement that the Company will enter into in connection with offerings of notes being registered hereby will provide that the dealer or agents will agree to indemnify, under certain conditions, us and persons who control our company within the

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meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the dealers or agents furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our executive officers, directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, Marex Group plc issued the following securities without registration under the Securities Act:

•

Structured Notes Program: We issued a total of 7,430 Structured Securities during the past three years for a total aggregate offering price of approximately $5,825.3 million. Our Structured Securities are warrants, certificates or notes, including auto-callable, fixed, stability and credit-linked notes with varied terms and were issued as part of our Financial Products business. We used the proceeds of the issuance of the Structured Securities to diversify our sources of funding and for general corporate purposes. Our Structured Securities are customarily purchased by institutional investors.

•

EMTN Program: In February 2023, we issued an aggregate principal amount of €300.0 million of 8.375% senior fixed rates notes due February 2, 2028, under our EMTN Program (the proceeds of which were subsequently swapped to USD at an interest rate of SOFR plus 612 basis points). We used the proceeds of the issuance of the 2028 Notes for general corporate purposes, which included the funding of acquisitions. Our 2028 Notes were purchased by institutional investors focused on fixed income debt securities.

•

AT1 Securities: In June 2022, we issued an aggregate principal amount of $100.0 million of Additional Tier 1 13.25% fixed rate perpetual subordinated contingent convertible notes for an aggregate offering price, net of issuance costs, of €97.6 million. We used the proceeds of the issuance of the AT1 Securities for general corporate purposes. Our AT1 Securities were purchased by institutional investors focused on fixed income debt securities with a small proportion also purchased by senior management.

Such securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters were involved in these transactions.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8. Exhibits

(a) The Exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

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Item 9. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) to file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the Registrant is relying on Rule 430B:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an

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offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date; or

(ii) if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b) For purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where

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applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

1.2*	Form of Selling Agent Agreement

3.1**	Amended and Restated Articles of Association of the Registrant

4.1**	Form of Senior Indenture

4.2**	Form of Master Global Note (included in 4.1 above)

5.1*	Opinion of Mayer Brown International LLP, special English counsel to the Registrant, as to the validity of the notes under English law

5.2*	Opinion of Mayer Brown LLP, special U.S. counsel to the Registrant, as to the legality of the notes under New York law

8.1*	Opinion of Mayer Brown International LLP as to certain matters under United Kingdom taxation

8.2*	Opinion of Mayer Brown LLP as to certain matters under United States federal income taxation

10.1**	Form of Shareholders’ Agreement by and among the Registrant and certain shareholders of the Registrant

10.2**	Form of Deed of Indemnity

10.3#**	Marex Group plc Retention Long Term Incentive Plan

10.4#**	Marex Group plc 2021 Deferred Bonus Plan

10.5#**	Marex Group plc 2022 Deferred Bonus Plan

10.6#**	Long-Term Incentive Plan

10.7**	Revolving Credit Facility by and among Lloyd’s Bank dated March 2014, as amended on June 30, 2023, by and among the Company, Barclays Bank plc, HSBC Bank plc, Bank of China Limited, London Branch, and Industrial and Commercial Bank of China Limited, London Branch

10.8#**	Form of Marex Group plc Global Omnibus Plan

10.9#**	Marex Group Limited 2007 Employee Share Purchase Plan, as amended on April 10, 2024

10.10#**	Form of Marex Group plc Employee Share Purchase Plan

21.1**	List of subsidiaries of the Registrant

23.1*	Consent of Deloitte LLP, an independent registered public accounting firm

23.2*	Consent of Mayer Brown LLP (included in Exhibit 5.1)

23.3*	Consent of Mayer Brown International LLP (included in Exhibit 5.2)

23.4*	Consent of Mayer Brown LLP (included in Exhibit 8.1)

23.5*	Consent of Mayer Brown International LLP (included in Exhibit 8.2)

24.1*	Power of Attorney (included in signature page to Registration Statement)
25.1**	Statement of Eligibility and Qualification of Citibank N.A. as Trustee on Form T-1.
107*	Calculation of Filing Fee Table

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
**	Previously filed.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, the United Kingdom on     , 2024.

Marex Group plc

By:
Name: Ian Lowitt
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ian Lowitt and Robert Irvin as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on     , 2024 in the capacities indicated:

Name	Title

Ian Lowitt	Chief Executive Officer and Director (principal executive officer)

Robert Irvin	Chief Financial Officer and Director (principal financial officer and principal accounting officer)

Robert Pickering	Chair of the Board of Directors

Madelyn Antoncic	Director

Konstantin Graf von Schweinitz	Director

Sarah Ing	Director

Linda Myers	Director

Roger Nagioff	Director

John Pietrowicz	Director

Henry Richards	Director

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Marex Group plc has signed this registration statement on     , 2024.

Marex Capital Markets, Inc.

By:
Name: Michael Conti
Title: Head of Legal - North America